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Exhibit 99.1

                    , 2018
Dear Wyndham Worldwide Corporation Stockholder:

         I am pleased to inform you that the board of directors of Wyndham Worldwide Corporation ("Wyndham Worldwide") has approved the spin-off (the "spin-off") of Wyndham Hotels & Resorts, Inc. ("Wyndham Hotels"), a wholly-owned subsidiary of Wyndham Worldwide. Upon completion of the spin-off, the stockholders of Wyndham Worldwide will own 100% of the outstanding shares of common stock of Wyndham Hotels, and will continue to own 100% of the outstanding shares of common stock of Wyndham Worldwide. Wyndham Hotels will be a new, publicly traded hotel franchising and management company with a portfolio of renowned brands. This business is comprised primarily of the operations that have constituted the Hotel Group operating segment of Wyndham Worldwide. Wyndham Hotels is the global leader in the economy segment of the hotel industry and has a substantial and growing presence in the midscale and upscale segments. In conjunction with the spin-off, Wyndham Worldwide will be renamed Wyndham Destinations, Inc. ("Wyndham Destinations") and, following the spin-off, it will continue to be the world's largest developer and marketer of vacation ownership products and the world's largest vacation exchange company.

         We believe the spin-off is in the best interests of Wyndham Worldwide, its stockholders and other constituents, as it will result in two publicly traded companies, each with increased strategic flexibility and an enhanced ability to maintain its focus on its core business and growth opportunities, facilitate future capital raising as needed, and make the changes necessary to respond to developments in its respective markets.

         The spin-off will be completed by way of a pro rata distribution of Wyndham Hotels common stock to Wyndham Worldwide's stockholders of record as of 5:00 p.m., Eastern time, on                 , 2018, the spin-off record date. Each Wyndham Worldwide stockholder will receive one share of Wyndham Hotels common stock for each share of Wyndham Worldwide common stock held by such stockholder on the record date. The distribution of these shares will be made in book-entry form, meaning no physical share certificates will be issued. Wyndham Worldwide stockholder approval of the distribution is not required, and you will automatically receive your shares of Wyndham Hotels common stock.

         The distribution is subject to the satisfaction or waiver of certain conditions, including among other things: final approval of the distribution by the Wyndham Worldwide board of directors; the Registration Statement on Form 10, of which this information statement forms a part, being declared effective by the Securities and Exchange Commission; Wyndham Hotels common stock being approved for listing on the New York Stock Exchange; the receipt of opinions with respect to certain tax matters related to the distribution from Wyndham Worldwide's spin-off tax advisors; the receipt of solvency and surplus opinions from a nationally recognized valuation firm; the receipt of all material governmental approvals; no order, injunction or decree issued by any governmental entity preventing the consummation of all or any portion of the distribution being in effect; and the completion of the financing transactions described in this information statement. We expect that your receipt of shares of Wyndham Hotels common stock in the spin-off will be tax-free for U.S. federal income tax purposes, except for cash received in lieu of fractional shares. You should consult your own tax advisor as to the particular tax consequences of the distribution to you, including potential tax consequences under state, local and non-U.S. tax laws.

         Immediately following the spin-off, you will own common stock in Wyndham Destinations and Wyndham Hotels. In connection with the spin-off, we intend to continue to have Wyndham Destinations common stock listed on the New York Stock Exchange under its new symbol, "WYND." We intend to have Wyndham Hotels common stock listed on the New York Stock Exchange under the symbol "WH."

         We have prepared the enclosed information statement, which describes the spin-off in detail and contains important information about Wyndham Hotels, including historical financial statements. Wyndham Worldwide stockholders will receive via mail a notice with instructions on how to access the information statement online. We urge you to carefully read the information statement.

         For more than a decade, we have remained focused on providing great experiences for our millions of guests around the world and delivering value and return on capital for our stockholders. Throughout this journey, we have remained guided by a fundamental commitment to deliver reliable growth in a disciplined and responsible way. These stockholder-focused principles will continue to guide Wyndham Hotels in the years to come. We thank you for supporting our mission to welcome people to experience travel the way they want, and look forward to your continued support in the future.

Very truly yours,

Stephen P. Holmes
Chairman and Chief Executive Officer Wyndham Worldwide Corporation

                        , 2018

Dear Wyndham Hotels & Resorts, Inc. Stockholder:

        It is my pleasure to welcome you to Wyndham Hotels & Resorts, Inc. ("Wyndham Hotels"). We are the world's largest hotel franchisor, with more than 8,400 affiliated hotels located in over 80 countries and with the largest network of franchised hotels of any global hotel company. We are the leading brand provider to economy hotels in the world, and we have a substantial and growing presence in the midscale and upscale segments of the global hotel industry. Our portfolio of 20 renowned brands, including Wyndham, Super 8 and Days Inn, enables us to franchise hotels in virtually any market at a range of price points, catering to both our guests' and franchisees' preferences. Following the consummation of the spin-off, we will be a separate, publicly traded company, and we intend to have our common stock listed on the New York Stock Exchange under the symbol "WH."

        Our business model is asset-light and easily adaptable to changing economic environments due to low operating cost structures, which, together with our recurring fee streams and limited capital expenditures, yield attractive margins and predictable cash flows.

        We invite you to learn more about Wyndham Hotels by reviewing the enclosed information statement. We look forward to our future as an independent, publicly traded company and to your support as a holder of Wyndham Hotels common stock. We also look forward to welcoming you as a new or returning guest at one of our hotels around the world.

Sincerely,
Geoffrey A. Ballotti President and Chief Executive Officer Wyndham Hotels & Resorts, Inc.

Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

SUBJECT TO COMPLETION, DATED APRIL 19, 2018

Information Statement
Distribution of
Common Stock of
WYNDHAM HOTELS & RESORTS, INC.
by WYNDHAM WORLDWIDE CORPORATION
to Wyndham Worldwide Corporation Stockholders

        This information statement is being sent to you in connection with the separation of Wyndham Hotels & Resorts, Inc. from Wyndham Worldwide Corporation (collectively with its consolidated subsidiaries, "Wyndham Worldwide"), following which Wyndham Hotels & Resorts, Inc. will be an independent, publicly traded company. In conjunction with the separation, Wyndham Worldwide Corporation will be renamed Wyndham Destinations, Inc. As part of the separation, Wyndham Worldwide will undergo an internal reorganization, after which it will complete the separation by distributing all of the outstanding shares of common stock of Wyndham Hotels & Resorts, Inc. on a pro rata basis to the holders of Wyndham Worldwide Corporation's common stock. We refer to this pro rata distribution as the "distribution" and we refer to the separation, including the internal reorganization and distribution, as the "spin-off." We expect that the distribution will be tax-free to the stockholders of Wyndham Worldwide Corporation for U.S. federal income tax purposes, except to the extent of cash received in lieu of fractional shares. Each Wyndham Worldwide stockholder will receive one share of our common stock for each share of Wyndham Worldwide common stock held by such stockholder on                , 2018, the record date. The distribution of shares will be made in book-entry form only. Wyndham Worldwide will not distribute any fractional shares of Wyndham Hotels common stock. Instead, the distribution agent will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices and distribute the aggregate net cash proceeds from the sales pro rata to each holder who would otherwise have been entitled to receive a fractional share in the spin-off. The distribution will be effective as of 5:00 p.m., Eastern time, on                , 2018. Immediately after the distribution becomes effective, Wyndham Hotels & Resorts, Inc. will be an independent, publicly traded company.

        No vote or other action of Wyndham Worldwide stockholders is required in connection with the spin-off. We are not asking you for a proxy and you should not send us a proxy. Wyndham Worldwide stockholders will not be required to pay any consideration for the shares of Wyndham Hotels common stock they receive in the spin-off, and they will not be required to surrender or exchange their shares of Wyndham Worldwide common stock or take any other action in connection with the spin-off.

        All of the outstanding shares of Wyndham Hotels common stock are currently owned, directly or indirectly, by Wyndham Worldwide Corporation. Accordingly, there is no current trading market for Wyndham Hotels common stock. We expect, however, that a limited trading market for Wyndham Hotels common stock, commonly known as a "when-issued" trading market, will develop at least one trading day prior to the record date for the distribution, and we expect "regular-way" trading of Wyndham Hotels common stock will begin on the first trading day following the distribution date. We intend to list Wyndham Hotels common stock on the New York Stock Exchange under the ticker symbol "WH."

        In reviewing this information statement, you should carefully consider the matters described in "Risk Factors" beginning on page 28 of this information statement.

        Neither the Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

        This information statement is not an offer to sell, or a solicitation of an offer to buy, any securities.

        The date of this information statement is                        , 2018.

        A Notice of Internet Availability of Information Statement Materials containing Instructions describing how to access this Information Statement was first mailed to Wyndham Worldwide stockholders on or about                , 2018.

         Unless otherwise indicated or the context otherwise requires, references herein to "Wyndham Hotels & Resorts," "Wyndham Hotels," "we," "our," "us," the "Company" and "our company" refer (i) prior to the consummation of our internal reorganization described under "The Spin-Off—Manner of Effecting the Spin-Off—Internal Reorganization," to the entities holding substantially all of the assets and liabilities of the Wyndham Worldwide Hotel Group business used in managing and operating the hotel business of Wyndham Worldwide Corporation (the "Wyndham Hotels & Resorts businesses") and (ii) after the consummation of such internal reorganization, to Wyndham Hotels & Resorts, Inc. and its consolidated subsidiaries. Unless otherwise indicated or the context otherwise requires, references herein to "Wyndham Worldwide" and "Parent" refer to Wyndham Worldwide Corporation and its consolidated subsidiaries prior to the consummation of the spin-off. In conjunction with the spin-off, Wyndham Worldwide Corporation will change its name to Wyndham Destinations, Inc. Unless otherwise indicated or the context otherwise requires, references herein to "Wyndham Destinations" refer to Wyndham Destinations, Inc. and its consolidated subsidiaries following the consummation of the spin-off.

        Unless otherwise indicated or the context otherwise requires, all information in this information statement gives effect to the effectiveness of our amended and restated certificate of incorporation and amended and restated by-laws, the forms of which are filed as exhibits to the registration statement of which this information statement forms a part.

I

 FINANCIAL STATEMENT PRESENTATION

        This information statement includes certain historical combined financial and other data for the Wyndham Hotels & Resorts businesses. To effect the separation, Wyndham Worldwide Corporation will undertake an internal reorganization, following which Wyndham Hotels & Resorts, Inc. will hold, directly or through its subsidiaries, the Wyndham Hotels & Resorts businesses. Wyndham Hotels & Resorts, Inc. is the registrant under the registration statement of which this information statement forms a part and will be the financial reporting entity following the consummation of the spin-off. Our historical combined financial information as of and for the years ended December 31, 2017, 2016 and 2015 has been derived from our audited Combined Financial Statements included elsewhere in this information statement.

        Our historical combined financial information as of and for the years ended December 31, 2014 and 2013 has been derived from our unaudited combined financial statements that are not included in this information statement. We have prepared our unaudited combined financial statements on the same basis as our audited Combined Financial Statements and, in our opinion, have included all adjustments, which include only normal recurring adjustments, necessary to present fairly in all material respects our financial position and results of operations. Our selected historical financial data is not necessarily indicative of our future performance and does not necessarily reflect what our financial position and results of operations would have been had we been operating as an independent, publicly traded company during the periods presented, including changes that will occur in our operations and capitalization as a result of the spin-off from Wyndham Worldwide.

        In January 2018, Wyndham Worldwide Corporation agreed to acquire the franchising and management businesses of La Quinta Holdings Inc. ("La Quinta"). Accordingly, this information statement includes certain historical combined financial and other data for of Lodge Holdco II LLC and its related subsidiaries, and LQ Management L.L.C. and its related subsidiaries (collectively referred to as "New La Quinta"), wholly-owned subsidiaries of La Quinta, which comprise its hotel franchising and management businesses. The audited Combined Financial Statements of New La Quinta include the balance sheets as of December 31, 2017 and 2016, and the related statements of operations, changes in equity, and cash flows for the years ended December 31, 2017, 2016 and 2015, and the related notes thereto.

        This information statement also includes an unaudited pro forma combined balance sheet as of December 31, 2017 and unaudited pro forma combined statements of operations data for the year ended December 31, 2017, which present our combined financial position and results of operations after giving effect to the spin-off, including the internal reorganization and the distribution, the acquisition of La Quinta and the other transactions described under "Unaudited Pro Forma Combined Financial Statements." The unaudited pro forma combined financial statements are presented for illustrative purposes only and are not necessarily indicative of the operating results or financial position that would have occurred if the relevant transactions had been consummated on the date indicated, nor is it indicative of future operating results.

        You should read the sections titled "Selected Historical Combined Financial Data" and "Unaudited Pro Forma Combined Financial Statements," each of which is qualified in its entirety by reference to our audited Combined Financial Statements and related notes thereto, the audited Combined Financial Statements of New La Quinta and related notes thereto and the financial and other information, including in the sections titled "Risk Factors," "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," in each case included elsewhere in this information statement.

        Wyndham Hotels & Resorts, Inc. was formed in connection with the spin-off. Other than the audited balance sheet as of December 31, 2017, the financial statements of Wyndham Hotels & Resorts, Inc. have not been included in this information statement as it is a newly incorporated entity and has no business transactions or activities to date. In connection with the internal reorganization, Wyndham Hotels & Resorts, Inc. will become the parent of the Wyndham Hotels & Resorts businesses.

II

 INDUSTRY AND MARKET DATA

        The market data and certain other statistical information used in this information statement are based on independent industry publications, government publications or other published independent sources. These sources generally state that the information they provide has been obtained from sources believed to be reliable, but that the accuracy and completeness of the information are not guaranteed. The forecasts and projections are based on industry surveys and the preparers' experience in the industry, and there is no assurance that any of the projected amounts will be achieved. We believe that the surveys and market research others have performed are reliable, but we have not independently verified this information. STR is the primary source for third-party market data and industry statistics and forecasts. STR does not guarantee the performance of any company about which it collects and provides data. The reproduction of STR's data without their written permission is strictly prohibited. Nothing in the STR data should be construed as advice. Some data are also based on our good faith estimates.

III

 CERTAIN DEFINED TERMS

        Except where the context suggests otherwise, we define certain terms in this information statement as follows:

  •
  "Adjusted EBITDA" is defined as net income excluding interest expense, depreciation and amortization, impairment charges, restructuring and related charges, contract termination costs, transaction-related costs (acquisition-, disposition- or separation-related), stock-based compensation expense, early extinguishment of debt costs and income taxes. See "Summary—Summary Historical and Unaudited Pro Forma Combined Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operation" for information regarding our use of Adjusted EBITDA, which is a non-GAAP financial measure, and a reconciliation of Adjusted EBITDA to net income;

  •
  "ADR" or "average daily rate" is defined as total room revenue divided by the number of room nights sold. It represents the average price of a room at a hotel or group of hotels;

  •
  "affiliated hotels" means all of our franchised, managed or owned hotels;

  •
  "contracts under negotiation" means hotels in our pipeline for which we have received an application to join one of our brands and are actively negotiating the terms of the underlying contract, including those for which we have received signed letters of intent but excluding early-stage applications for which we have yet to determine the viability of the potential contract;

  •
  "executions" mean hotels in our pipeline that are either under construction or currently making the necessary preparations to transition to one of our brands and for which we have already negotiated all the terms of the underlying contracts;

  •
  "guests" means the guests of our franchised, managed and owned hotels;

  •
  "occupancy" means the total number of room nights sold divided by the total number of room nights available at a property or group of properties;

  •
  "pipeline" means hotels that have not yet opened but for which franchising and/or management contracts have been either signed or are under application awaiting approval;

  •
  "RevPAR" or "revenue per available room" is calculated by multiplying the average occupancy rate by ADR;

  •
  "STR" means Smith Travel Research, an independent research firm recognized as an industry leader in the United States in providing hotel performance information and analysis; and

  •
  "system growth" is derived from the number of gross rooms or properties opened or added less rooms or properties terminated or closed during the period.

IV

 SUMMARY

        This summary highlights information contained in this information statement and provides an overview of the Company, our spin-off from Wyndham Worldwide and the distribution of our common stock by Wyndham Worldwide to its stockholders. For a more complete understanding of our business and the spin-off, you should read this entire information statement carefully, particularly the sections titled "Risk Factors" and "Unaudited Pro Forma Combined Financial Statements" and our audited Combined Financial Statements and the notes thereto included in this information statement.

 Our Company

        Wyndham Hotels is the world's largest hotel franchisor, with more than 8,400 affiliated hotels located in over 80 countries. We license our 20 renowned hotel brands to franchisees, who pay us royalty and other fees to use our brands and services. We are the leader in the economy segment and have a substantial and growing presence in the midscale and upscale segments of the global hotel industry. We have grown our franchised hotel portfolio over time both organically and through acquisitions, and we have a robust pipeline of hotel owners and developers looking to affiliate with our brands. In 2017, Wyndham Hotels generated revenues of $1,347 million, net income of $243 million and Adjusted EBITDA of $395 million.

        We enable our franchisees, who range from sole proprietors to public real estate investment trusts, to optimize their return on investment. We drive guest reservations to our franchisees' properties through strong brand awareness among consumers and businesses, our global reservation system, our award-winning Wyndham Rewards loyalty program and our national, local and global marketing campaigns. We establish brand standards, provide our franchisees with property-based operational training and turn-key technology solutions, and help reduce their costs by leveraging our scale. These capabilities enhance returns for our franchisees and therefore help us to attract and retain franchisees. With over 5,700 franchisees, we have built the largest network of franchisees of any global hotel company.

        Our portfolio of brands enables us to franchise hotels in virtually any market at a range of price points, catering to both our guests' and franchisees' preferences. We welcome nearly 140 million guests annually worldwide. We primarily target economy and midscale guests, as they represent the largest demographic in the United States and around the world. We have the leading position in the economy segment, where our hotel brands represent approximately two of every five branded rooms in the United States. Approximately 68% of the hotels affiliated with our brands are located in the United States and approximately 32% are located internationally. The following table summarizes our brand portfolio as of December 31, 2017:

        Our business model is asset-light, as we generally receive a percentage of each franchised hotel's room revenues but do not own the underlying properties. Our business is easily adaptable to changing economic environments due to a low operating cost structure, which, together with our recurring fee streams and limited capital expenditures, yields attractive margins and predictable cash flows. Our franchise agreements are typically 10 to 20 years in length, providing significant visibility into future cash flows. Under these agreements, our franchisees pay us royalty fees and marketing and reservation fees, which are based on a percentage of their gross room revenues. We are required to spend marketing and reservation fees on marketing and reservation activities, enabling us to predictably match these expenses with an offsetting revenue stream on an annual basis. We also license the "Wyndham" trademark and certain other trademarks and intellectual property to Wyndham Worldwide through existing license agreements under which we receive royalty fees, and will continue to earn royalty fees following the spin-off under a long-term licensing agreement. In addition to hotel franchising, we provide hotel management services on a select basis. Our portfolio of managed hotels includes 116 third-party-owned properties and two owned properties. Approximately 99% of the hotels in our system are franchised to third parties, and substantially all of our Adjusted EBITDA is generated by our Hotel Franchising segment.

        We pursue multiple avenues of growth to generate returns for our stockholders. We use our scale, brands, guest loyalty and franchisee network to add new hotels to our system. Our long-established franchising experience and ability to innovate, together with favorable macroeconomic and lodging industry fundamentals, continue to support our organic growth around the world. Additionally, we intend to use our cash flow to continue to return capital to stockholders and to invest in the business and pursue external growth opportunities.

Our Competitive Strengths

        We believe our success has been and will be driven by significant competitive strengths that we have developed over time:

Industry-leading footprint in the hotel industry

        Wyndham Hotels is the world's largest hotel franchisor, with more than 8,400 affiliated hotels in over 80 countries. Our brands have substantial presence, welcoming nearly 140 million guests annually worldwide. The following chart presents the number of branded hotels associated with each of the six largest hotel companies:

Global Hotel Companies by Number of Branded Hotels as of December 31, 2017

*    As of June 30, 2017.

Source: Companies' public disclosures.

        Our scale enhances brand awareness among consumers and businesses and provides numerous benefits to franchisees. Our global reservation system, extensive distribution network and our award-winning Wyndham Rewards program drive over 60 million guest reservations annually to our franchisees. We also help our franchisees reduce overall costs through our marketing campaigns, our technology solutions and our purchasing programs with third-party suppliers. Our ability to provide these benefits helps us to attract and retain franchisees.

Strong portfolio of well-known brands

        We have assembled a portfolio of 20 well-known hotel brands, from leading economy brands such as Super 8 and Days Inn to upscale brands such as Wyndham and Dolce. Our Super 8 brand, with over 2,800 affiliated hotels, has more hotel properties than any other hotel brand in the world. Our brands are located in primary, secondary and tertiary cities and are among the most recognized in the industry. Over 80% of the U.S. population lives within ten miles of one or more of our affiliated hotels.

        Our brands offer a breadth of options for franchisees and a wide range of price points and experiences for our guests, including members of our award-winning Wyndham Rewards loyalty program. Our brands have also won numerous industry awards, both for guest satisfaction and as franchise opportunities for entrepreneurs. With many of our affiliated hotels located along major highways, our brands not only drive online and telephone reservations to hotels, they also help attract guests on a "walk-in" or direct-to-hotel basis.

Global leader in the economy segment

        We have built a leading position in the economy segment of the hotel industry, with our brands representing approximately 30% of the branded global economy hotel inventory. Our central reservation channels generate nearly half of our franchisees' occupied room-nights annually and approximately 60% of guests at our franchised hotels in the United States. In addition, we have substantial experience in property design, establishing brand standards, advertising, structuring promotional offerings and online marketing for economy brands. Four of our hotel brands have been consistently ranked in the top five in J.D. Power's North American Hotel Guest Satisfaction Index Study for the economy segment.

        Our strength in the economy segment is attractive to potential franchisees and positions us well to benefit from favorable demographic and consumer demand trends. According to the Brookings Institution, the global middle class is expected to more than double from 2.0 billion to 4.9 billion people by 2030. As this population increasingly participates in the global travel and leisure industry, we expect the economy segment will be a natural entry point.

Award-winning loyalty program

        Wyndham Rewards, our award-winning loyalty program, is a key component of our ongoing efforts to build consumer and franchisee engagement while driving more guest reservations directly to our affiliated hotels. Nearly 55 million people have enrolled in Wyndham Rewards since its inception, and substantially all 8,422 hotels affiliated with our hotel brands participate in the program. In addition, over 20,000 Wyndham Worldwide vacation ownership and rental properties participate in the program. Wyndham Rewards generates significant repeat business by rewarding frequent stays with points. Since being redesigned in 2015, Wyndham Rewards has been recognized as one of the simplest, most rewarding loyalty programs in the hotel industry, providing more value to members than any other program. It has won more than 50 awards, including "Best Hotel Loyalty Program" from US News & World Report and "Most Rewarding Hotel Loyalty Program" from IdeaWorks.

        Wyndham Rewards loyalty program members now account for approximately one-third of occupancy at our affiliated hotels. Total membership has been growing by approximately 10% annually. Our franchisees benefit from the program through increased guest loyalty and the more than one million room-nights for which award points are redeemed each year. These members are an important driver of our growth, as they stay nearly twice as often and spend 95% more than other guests, on average.

Proven ability to create value through acquisitions

        We have built our portfolio of renowned hotel brands primarily through acquisitions, beginning with the Howard Johnson brand and the U.S. franchise rights for the Ramada brand in 1990. Since then, we have acquired 17 economy, midscale, upscale and extended-stay brands, enabling us to meet travelers' leisure and business travel needs across a wide range of price points, experiences and geographies. We have established an extensive track record of successfully integrating franchise systems and enhancing the performance of brands post-acquisition by leveraging our operating best practices, significant economies of scale, award-winning Wyndham Rewards loyalty program and access to global distribution networks, while producing significant cost synergies for us and our franchisees. We intend to build upon our past success as we continue to opportunistically acquire and integrate brands into our franchising platform.

        In addition, we have grown many of the franchise systems we have acquired to be significantly larger than at acquisition. For example, after acquiring the economy-focused Baymont Inn portfolio in 2006, we re-positioned the brand within the midscale segment as Baymont Inn & Suites and have more than tripled its size from 115 hotels to 483 hotels in North and Latin America. Similarly, we have nearly doubled the size of our flagship Wyndham brand since we acquired it in 2005. We believe these capabilities, combined with our scale, enable us to be highly competitive for acquisition opportunities.

Strong and experienced management team

        Our executive management team is focused on building upon Wyndham Hotel Group's past success and track record of growth through its deep industry experience and leadership continuity. We benefit significantly from the experience of our executive officers who have an average of 18 years of experience in the travel and hospitality industries. Our chief executive officer, Geoffrey Ballotti, spent 20 years with Starwood Hotels & Resorts before joining Wyndham Worldwide in 2008 and has been instrumental in transforming our business over the past several years through acquisitions and technology-related initiatives. Our non-executive chairman, Stephen Holmes, has more than 27 years of experience in the hospitality industry and has served as Wyndham Worldwide's chief executive officer since 2006. Our chief financial officer, David Wyshner, has 18 years of experience in the travel industry and previously served as president and chief financial officer of Avis Budget Group. As a group, our executive officers have extensive experience with leading global hospitality and consumer-brand companies.

Our Strategy

        Our objective is to continue to strengthen our position as the world's leading hotel franchisor and help our franchisees drive profitability through the brands, technology and reservation services we provide. We expect to achieve our goals by focusing on the following core strategic initiatives:

Attract, retain and develop franchisees

        We intend to attract and retain franchisees and to grow our system size by maintaining and increasing the value we provide to franchisees. With more than 5,700 franchisees, we have built the largest network of franchisees of any global hotel company. These hotel owners and developers provide the engine and platform for future growth. In order to attract, retain and serve franchisees, we plan to:

  •
  continually enhance the competitive position and awareness of our brands;

  •
  provide best-in-class, cost-effective technology solutions; and

  •
  drive reservations to our franchisees through our proprietary booking and third-party distribution channels.

        We are focused on building brand awareness, brand preference and reservations by presenting the value propositions of each of our hotel brands in all relevant channels to consumers who are likely to have the greatest propensity to stay with us. We also provide our franchisees with fully integrated, turn-key property management, reservations and revenue management systems that have capabilities that were not previously affordable to hotels in the economy and midscale sectors. We continuously innovate in our e-commerce channels, including websites and mobile applications for our brands, to enhance the consumer experience and drive reservations to our franchisees. We also operate telephone reservation and customer service centers around the world, and provide easy access to third-party distribution channels for our franchisees. Finally, we develop strong, consultative relationships with our franchisees, beginning with the sales process, where we work with hotel owners to determine how our brands will optimize their investment. We nurture this relationship throughout the life of the contract, continually assessing our franchisees' needs, providing solutions to meet those needs and partnering with them to grow their business. These efforts help us to retain approximately 95% of our total properties each year and to welcome an average of two new hotels into our system every day.

"Elevate the economy experience"

        We believe every type of traveler should have a great travel experience, regardless of price point. We are building on our leading position in the economy hotel segment to reshape and elevate the economy hotel experience. This process starts with our iconic economy brands—Days Inn, Super 8, Howard Johnson and Travelodge—which we have redefined to create new brand standards and new guest experiences. For instance, we have developed innovative new construction prototypes and have introduced new design concepts and plans for conversion properties and renovations, such as the Super 8 Innovate room package. These changes enable our franchisees to create an upscale guest experience at an economy price point.

        Our economy brands are among the most respected in the industry and have won numerous awards for the quality and consistency of service they provide. We intend to continue to drive favorable consumer perception of our brands through our brand standards, quality assurance, marketing and franchisee relations. As a result, we believe our reshaped and elevated economy brands will be a natural entry point for millennials and other price-conscious travelers, who are looking for quality branded experiences at an economy price point.

Expand our presence in the midscale space and beyond

        Our leading position in the economy segment provides a strong platform for our accelerated growth in the midscale sector, where our share of branded rooms is approximately 15%. We are able to effectively and easily leverage our industry-leading technology, marketing platform and infrastructure to serve midscale and upscale hotels. This capability provides an opportunity for our existing franchisees to "trade up" as their businesses grow and for us to attract hotel owners and developers focused on these segments.

        In addition to expanding our revenue opportunities, growing our presence outside the economy segment offers many advantages, including strengthening brand equity and building brand loyalty among higher-paying guests. Growth in the midscale and upscale segments, all within the Wyndham Rewards loyalty program, will provide our loyalty members with increased flexibility to redeem points at a Wyndham Hotels brand that fits a member's specific preferences, further increasing brand loyalty.

Grow our footprint in new and existing international markets

        With a diverse, global network of brands already represented in more than 80 countries, we intend to expand in new and existing international markets. Over the past five years, our international portfolio has grown at a compound annual rate of 12%, to nearly 2,700 hotels, and now represents approximately 32% of the hotels in our system.

        We have built a strong, flexible international franchise sales platform, with more than 100 sales professionals in key locations around the world, including in Europe, Latin America, India, China, Singapore and Australia. We typically focus on rapidly developing countries that are under-served by the hotel industry. We also look for flagship opportunities in higher-traffic markets throughout the world to aid international brand awareness and loyalty. We believe our flexibility as a sales organization and our diverse portfolio of brands enable us to effectively adapt our sales strategies in response to franchisees' and hotel developers' needs, and to changes in global supply and demand.

        Currently, our pipeline of franchise contracts and applications consists of approximately 1,200 hotels with 148,000 rooms, of which more than half are international. As we grow internationally, we are particularly focused on brand quality and property design, with approximately 90% of our existing international pipeline being new-construction projects.

Use cash flow to create value for stockholders

        We intend to use the cash flow generated by our operations to create value for stockholders. Our asset-light business model, with low fixed costs and stable, recurring franchise fee revenue, generates attractive margins and cash flow. In addition to investments in the business, including acquisitions of brands and businesses that would expand our presence and capabilities in the lodging industry, we expect to return capital to our stockholders through dividends and/or share repurchases. We expect to pay a regular dividend and use excess cash to repurchase shares.

 Recent Developments

The La Quinta Acquisition

        In January 2018, Wyndham Worldwide Corporation entered into an agreement with La Quinta Holdings Inc. to acquire its hotel franchising and management businesses for $1.95 billion in cash. The La Quinta brand is one of the largest midscale/upper midscale brands in the hotel industry, with 902 hotels (585 third-party franchised and 317 managed) in the United States, Mexico, Canada, Honduras and Colombia. The acquisition is expected to close in the second quarter of 2018.

        With the acquisition of La Quinta's asset-light, fee-based hotel management and franchising businesses, Wyndham Hotels will span 21 brands and over 9,000 hotels across more than 80 countries. In addition to adding over 900 hotels to the world's largest hotel network, the acquisition of La Quinta will strengthen our position in the midscale and upper midscale segments of the hotel industry, which has been and continues to be one of our strategic priorities. Following the La Quinta acquisition, Wyndham Hotels will have the largest number of midscale and economy hotels in the industry. We expect to leverage our development capabilities to further grow the La Quinta brand in the United States and across Latin America where we already have 198 properties. The transaction will also expand our managed hotel network by more than 250%, from 116 hotels today to more than 430 properties, making us the sixth-largest hotel manager in the United States. Hotel management represents an attractive expansion opportunity to grow our asset-light business and further penetrate the midscale and higher segments.

        The La Quinta Returns loyalty program, with over 15 million enrolled members, will be combined with the award-winning Wyndham Rewards loyalty program, with nearly 55 million enrolled members.

        We expect to generate substantial synergies when integrating La Quinta into our existing business by eliminating redundant public company expenses and reducing operating costs associated with technology, distribution and marketing as we leverage our scale and existing infrastructure. Additional revenue benefits are expected to come from incremental domestic and international expansion as well as RevPAR growth from a broader distribution platform.

        The table below provides key system metrics as of December 31, 2017 giving pro forma effect to the La Quinta acquisition:

	Wyndham Hotels	La Quinta	Pro Forma Combined	Rank*
Number of Hotels	8,422	902	9,324	#1
Rooms	728,195	88,400	816,595	#3
Brands	20	1	21	#2
Managed Hotels	116	317	433

*
Rankings based on a comparable set that includes Hilton, Hyatt, InterContinental, Choice, Accor and Marriott.

Sale of Knights Inn

        In April 2018, Wyndham Hotel Group, LLC, a wholly owned subsidiary of Wyndham Worldwide Corporation that will be a wholly owned subsidiary of Wyndham Hotels & Resorts, Inc. upon completion of the spin-off, entered into a definitive agreement to sell the Knights Inn brand to a subsidiary of RLH Corporation for $27 million in cash, subject to customary closing conditions and certain post-closing adjustments. The sale is expected to close during the second quarter of 2018.

Adding "By Wyndham" to Brands

        In April 2018, Wyndham Worldwide announced that it would be adding the "by Wyndham" hallmark to twelve of its brands: Super 8, Days Inn, Howard Johnson, Travelodge, AmericInn, Baymont, Ramada, Ramada Encore, Dolce, Dazzler, Esplendor and Trademark. Updated brand names and logos will begin appearing in April 2018.

 Summary Risk Factors

        There are a number of risks relating to our business, our industry, the spin-off, the La Quinta acquisition and our common stock, including:

  •
  The hotel industry is highly competitive, and we are subject to risks relating to competition that may adversely affect our performance and growth.

  •
  We are subject to business, financial, operating and other risks common to the hotel, franchising and hotel management industries and which affect our franchisees, any of which could reduce our revenues and growth.

  •
  Our revenues are highly dependent on the travel industry, and declines in or disruptions to the travel industry, such as those caused by economic conditions, terrorism, political strife, pandemics or threats of pandemics, acts of God and war, may adversely affect us.

  •
  Third-party Internet reservation systems, peer-to-peer online networks and alternative lodging channels may adversely impact us.

  •
  We may be unable to enter into new, or renew existing, hotel management arrangements on favorable terms or at all, and certain of our management agreements may require that we fund shortfalls, any of which could reduce our revenue and the growth of our hotel management business.

  •
  Our international operations are subject to additional risks not generally applicable to our domestic operations.

  •
  We will be subject to certain risks related to our indebtedness, hedging transactions, the cost and availability of capital and the extension of credit by us.

  •
  Failure to maintain the security of personally identifiable and proprietary information, non-compliance with our contractual obligations regarding such information or a violation of our privacy and security policies with respect to such information could adversely affect us.

  •
  We rely on information technologies and systems to operate our business, which involves reliance on third-party service providers and on uninterrupted operation of service facilities.

  •
  We may be unable to achieve some or all of the benefits that we expect to achieve from our spin-off from Wyndham Worldwide.

  •
  We may have received better terms from unaffiliated third parties than the terms we received in our agreements with Wyndham Destinations entered into in connection with the spin-off.

  •
  We have incurred indebtedness and expect to incur additional indebtedness in connection with the La Quinta acquisition and as part of our spin-off from Wyndham Worldwide and possibly in the future, which may subject us to various restrictions and decrease our profitability.

  •
  Our accounting and other management systems and resources may not meet the financial reporting and other requirements to which we will be subject following the spin-off, and failure to achieve and maintain effective internal controls could have a material adverse effect on our business and the price of our common stock.

  •
  If the distribution, together with certain related transactions, were to fail to qualify as a reorganization for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Internal Revenue Code of 1986, as amended (the "Code"), then our stockholders, we and Wyndham Worldwide might be required to pay substantial U.S. federal income taxes (including as a result of indemnification under the Tax Matters Agreement).

  •
  Our ability to engage in acquisitions and other strategic transactions is subject to limitations because we are agreeing to certain restrictions intended to support the tax-free nature of the distribution.

  •
  The anticipated benefits of the acquisition of La Quinta's hotel franchising and management businesses may not be realized fully or at all and may take longer to realize than expected.

  •
  The acquisition of La Quinta's hotel franchising and management businesses may not be consummated on the proposed terms, within the expected timeframe, or at all.

  •
  There is no existing market for our common stock, and a trading market that will provide you with adequate liquidity may not develop for our common stock. In addition, once our common stock begins trading, the market price of shares of our common stock may fluctuate widely.

  •
  Your percentage ownership in Wyndham Hotels may be diluted in the future.

  •
  Provisions in our amended and restated certificate of incorporation, amended and restated by-laws and Delaware law may prevent or delay an acquisition of Wyndham Hotels, which could decrease the trading price of our common stock.

        These and other risks relating to our business, our industry, the spin-off and our common stock are discussed in greater detail under the heading "Risk Factors" in this information statement. You should read and consider all of these risks carefully.

The Spin-Off

        The following provides only a summary of the terms of the spin-off. For a more detailed description of the matters described below, see "The Spin-Off."

Overview

        On August 2, 2017, Wyndham Worldwide announced its intention to implement the spin-off of Wyndham Hotels from Wyndham Worldwide, following which Wyndham Hotels & Resorts, Inc. will be an independent, publicly traded company, and Wyndham Worldwide will have no continuing stock ownership interest in Wyndham Hotels. In conjunction with the spin-off, Wyndham Worldwide Corporation will be renamed Wyndham Destinations, Inc.

        Before our spin-off from Wyndham Worldwide, we will enter into a Separation and Distribution Agreement and several other agreements with Wyndham Worldwide related to the spin-off. These agreements will govern the relationship between us and Wyndham Worldwide, which will then be known as Wyndham Destinations, after completion of the spin-off and provide for the allocation between us and Wyndham Destinations of various assets, liabilities, rights and obligations. These agreements will also include arrangements with respect to employee matters, tax matters, the licensing of trademarks and certain other intellectual property between us and Wyndham Destinations, transitional services to be provided by Wyndham Destinations to us, and by us to Wyndham Destinations, and participation in the Wyndham Rewards loyalty program. See "Certain Relationships and Related Party Transactions—Agreements with Wyndham Worldwide Related to the Spin-Off."

        The distribution is subject to the satisfaction or waiver of certain conditions. In addition, until the distribution has occurred, the board of directors of Wyndham Worldwide Corporation (the "Wyndham Worldwide board of directors") has the right to not proceed with the distribution, even if all of the conditions are satisfied. See "The Spin-Off—Conditions to the Distribution."

Organizational Structure

        The diagrams below, simplified for illustrative purposes, show (i) the current structure of the entities conducting the Wyndham Worldwide business and (ii) the structure of Wyndham Worldwide, which will then be known as Wyndham Destinations, and Wyndham Hotels immediately after completion of the spin-off.

Structure Before
the Spin-Off

Structure Following
the Spin-Off

Financing Transactions

        In April 2018, Wyndham Hotels issued $500 million aggregate principal amount of 5.375% Notes due 2026 (the "Notes") at par. In addition to the Notes offering, Wyndham Hotels has arranged for new senior secured credit facilities (the "Credit Facilities"), comprised of a seven-year $1,600 million senior secured term loan B credit facility (the "Term Loan Credit Facility") and a five-year $750 million revolving credit facility (the "Revolving Credit Facility"), to be entered into as of the closing of the La Quinta acquisition. The Revolving Credit Facility is expected to be undrawn at the closing of the La Quinta acquisition and the spin-off. As a result of the Notes offering and the Credit Facilities, we expect to have total indebtedness of approximately $2.1 billion as of the spin-off (not including the $750 million we expect to have available for borrowing under the Revolving Credit Facility and capital leases). The closing of the Credit Facilities remains subject to customary closing conditions.

        The proceeds from the Notes offering, together with the borrowings under the Credit Facilities, are expected to be used to finance the cash consideration for the La Quinta acquisition, to pay related fees and expenses and for general corporate purposes. For a more detailed description of the financing transactions, see "The Spin-Off—Financing Transactions" and "Description of Certain Indebtedness."

        Prior to the issuance of the Notes and arranging for commitments for the Credit Facilities, Wyndham Worldwide Corporation obtained financing commitments for a $2.0 billion 364-day senior unsecured bridge term loan facility (the "bridge term loan facility") related to the La Quinta acquisition. We replaced a portion of the bridge term loan facility with the net cash proceeds of the Notes, reducing our outstanding bridge term loan facility commitments to approximately $1.5 billion, and we anticipate replacing the remaining bridge term loan facility with borrowings under the Credit Facilities. The remaining commitments under the bridge term loan facility are expected to be assigned to us if we do not obtain other long-term financing.

Questions and Answers About the Spin-Off

The following provides only a summary of the terms of the spin-off. For a more detailed description of the matters described below, see "The Spin-Off."

        Q:    What is the spin-off?

        A:    The spin-off is the method by which we will separate from Wyndham Worldwide. In the spin-off, Wyndham Worldwide Corporation will distribute to Wyndham Worldwide stockholders all of the outstanding shares of Wyndham Hotels common stock. We refer to this as the distribution. Following the spin-off, Wyndham Hotels & Resorts, Inc. will be an independent, publicly traded company, and Wyndham Worldwide will not retain any ownership interest in Wyndham Hotels.

        Q:    What will I receive in the spin-off?

        A:    As a holder of Wyndham Worldwide common stock, you will retain your shares of Wyndham Worldwide common stock and will receive one share of Wyndham Hotels common stock for each share of Wyndham Worldwide common stock you own as of the record date. The number of shares of Wyndham Worldwide common stock you own and your proportionate interest in Wyndham Worldwide will not change as a result of the spin-off. See "The Spin-Off."

        Q:    What is Wyndham Hotels?

        A:    After the spin-off is completed, Wyndham Hotels & Resorts, Inc. will be a new independent, publicly traded hotel franchising and management company with a portfolio of well-known hotel brands. Wyndham Hotels & Resorts, Inc. is currently a wholly owned subsidiary of Wyndham Worldwide Corporation.

        Q:    Why is the separation of Wyndham Hotels from Wyndham Worldwide structured as a spin-off?

        A:    Wyndham Worldwide determined, and continues to believe, that a spin-off that is generally tax-free to Wyndham Worldwide and Wyndham Worldwide stockholders for U.S. federal income tax purposes will enhance the long-term value of both Wyndham Worldwide and Wyndham Hotels. Further, Wyndham Worldwide believes that a spin-off offers the most efficient way to accomplish a separation of its hotel business from Wyndham Worldwide, a higher degree of certainty of completion in a timely manner and a lower risk of disruption to current business operations. See "The Spin-Off—Reasons for the Spin-Off."

        Q:    What are the conditions to the distribution?

        A:    The distribution is subject to the satisfaction, or waiver by Wyndham Worldwide Corporation, of the following conditions:

  •
  the final approval of the distribution by the Wyndham Worldwide board of directors, which approval may be given or withheld in its absolute and sole discretion;

  •
  our Registration Statement on Form 10, of which this information statement forms a part, shall have been declared effective by the SEC, with no stop order in effect with respect thereto, and a notice of internet availability of this information statement shall have been mailed to Wyndham Worldwide stockholders;

  •
  Wyndham Hotels common stock shall have been approved for listing on the New York Stock Exchange, subject to official notice of distribution;

  •
  Wyndham Worldwide shall have obtained opinions from its spin-off tax advisors, in form and substance satisfactory to Wyndham Worldwide, to the effect that, subject to the assumptions and limitations described therein, the distribution of Wyndham Hotels common stock, together with certain related transactions, will qualify as a reorganization under Sections 368(a)(1)(D) and 355 of the Code in which no gain or loss is recognized by Wyndham Worldwide Corporation or its stockholders, except, in the case of Wyndham Worldwide stockholders, for cash received in lieu of fractional shares;

  •
  Wyndham Worldwide shall have obtained opinions from a nationally recognized valuation firm, in form and substance satisfactory to Wyndham Worldwide, with respect to (i) the capital adequacy and solvency of both Wyndham Worldwide and Wyndham Hotels after giving effect to the spin-off and (ii) the adequate surplus of Wyndham Worldwide to declare the applicable dividend;

  •
  all material governmental approvals and other consents necessary to consummate the distribution or any portion thereof shall have been obtained and be in full force and effect;

  •
  no order, injunction or decree issued by any governmental entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of all or any portion of the distribution shall be in effect, and no other event shall have occurred or failed to occur that prevents the consummation of all or any portion of the distribution; and

  •
  the financing transactions described herein shall have been completed on the date of or prior to the consummation of the La Quinta acquisition.

        See "The Spin-Off—Conditions to the Distribution."

        Q:    Can Wyndham Worldwide decide to not proceed with the distribution even if all of the conditions to the distribution have been met?

        A:    Yes. Until the distribution has occurred, the Wyndham Worldwide board of directors has the right to not proceed with the distribution, even if all of the conditions are satisfied.

        Q:    What is being distributed in the spin-off?

        A:    Approximately 100 million shares of Wyndham Hotels common stock will be distributed in the spin-off, based on the number of shares of Wyndham Worldwide common stock expected to be outstanding as of            , 2018, the record date, and assuming each holder of Wyndham Worldwide common stock will receive one share of Wyndham Hotels common stock for each share of Wyndham Worldwide common stock. The actual number of shares of Wyndham Hotels common stock distributed will be calculated as of the record date. The shares of Wyndham Hotels common stock distributed by Wyndham Worldwide Corporation will constitute all of the issued and outstanding shares of Wyndham Hotels common stock immediately prior to the distribution. See "Description of Capital Stock—Common Stock."

        Q:    When is the record date for the distribution?

        A:    The record date will be the close of business of the New York Stock Exchange on            , 2018.

        Q:    When will the distribution occur?

        A:    The distribution date of the spin-off is            , 2018. We expect that it will take the distribution agent, acting on behalf of Wyndham Worldwide, up to two weeks after the distribution date to fully distribute the shares of Wyndham Hotels common stock to Wyndham Worldwide stockholders.

        Q:    What do I have to do to participate in the spin-off?

        A:    Nothing. You are not required to take any action, although we urge you to read this entire information statement carefully. No stockholder approval of the distribution is required or sought. You are not being asked for a proxy. No action is required on your part to receive your shares of Wyndham Hotels common stock. You will neither be required to pay anything for the new shares nor be required to surrender any shares of Wyndham Worldwide common stock to participate in the spin-off.

        Q:    Do I have appraisal rights in connection with the spin-off?

        A:    No. Holders of Wyndham Worldwide common stock are not entitled to appraisal rights in connection with the spin-off.

        Q:    How will fractional shares be treated in the spin-off?

        A:    Fractional shares of Wyndham Hotels common stock will not be distributed. Fractional shares of Wyndham Hotels common stock to which Wyndham Worldwide stockholders of record would otherwise be entitled will be aggregated and sold in the public market by the distribution agent at prevailing market prices. The distribution agent, in its sole discretion, will determine when, how, at what prices to sell these shares and through which broker-dealers, provided that such broker-dealers are not affiliates of Wyndham Worldwide or Wyndham Hotels. The aggregate net cash proceeds of the sales will be distributed ratably to those stockholders who would otherwise have received fractional shares of Wyndham Hotels common stock. See "The Spin-Off—Treatment of Fractional Shares" for a more detailed explanation. Receipt by a stockholder of proceeds from these sales in lieu of a fractional share generally will result in a taxable gain or loss to those stockholders for U.S. federal income tax purposes. Each stockholder entitled to receive cash proceeds from these shares should consult his, her or its own tax advisor as to such stockholder's particular circumstances. We describe the material U.S. federal income tax consequences of the distribution in more detail under "The Spin-Off—Material U.S. Federal Income Tax Consequences of the Distribution."

        Q:    Why has Wyndham Worldwide determined to undertake the spin-off?

        A:    The Wyndham Worldwide board of directors has determined that the spin-off is in the best interests of Wyndham Worldwide, Wyndham Worldwide stockholders and other constituents because the spin-off will provide a number of benefits, including: (1) enhanced strategic and management focus on the core business and growth of each company; (2) more efficient capital allocation, direct access to capital and expanded growth opportunities for each company; (3) the ability to implement a tailored approach to recruiting and retaining employees at each company; (4) improved investor understanding of the business strategy and operating results of each company; and (5) enhanced investor choice by offering investment opportunities in separate entities. For a more detailed discussion of the reasons for the spin-off, see "The Spin-Off—Reasons for the Spin-Off."

        Q:    What are the U.S. federal income tax consequences of the spin-off?

        A:    The spin-off is conditioned on the receipt of opinions of Wyndham Worldwide's spin-off tax advisors to the effect that, subject to the assumptions and limitations described therein, the distribution and certain related transactions will be treated as a reorganization for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Code in which no gain or loss is recognized by Wyndham Worldwide Corporation or its stockholders, except, in the case of Wyndham Worldwide stockholders, for cash received in lieu of fractional shares. Although Wyndham Worldwide has no current intention to do so, such condition is solely for the benefit of Wyndham Worldwide and Wyndham Worldwide stockholders and may be waived by Wyndham Worldwide in its sole discretion. In addition, Wyndham Worldwide has received certain rulings (the "IRS Ruling") from the U.S. Internal Revenue Service (the "IRS") regarding certain U.S. federal income tax consequences of aspects of the spin-off. The material U.S. federal income tax consequences of the distribution are described in more detail under "The Spin-Off—Material U.S. Federal Income Tax Consequences of the Distribution."

        Q:    Will the Wyndham Hotels common stock be listed on a stock exchange?

        A:    Yes. Although there is not currently a public market for Wyndham Hotels common stock, before completion of the spin-off, Wyndham Hotels will apply to list its common stock on the New York Stock Exchange under the symbol "WH." It is anticipated that trading of Wyndham Hotels common stock will commence on a "when-issued" basis at least one trading day prior to the record date. "When-issued" trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. "When-issued" trades generally settle within three trading days after the distribution date. On the first trading day following the distribution date, any "when-issued" trading with respect to Wyndham Hotels common stock will end, and "regular-way" trading will begin. "Regular-way" trading refers to trading after a security has been issued and typically involves a transaction that settles on the second full trading day following the date of the transaction. We cannot predict the trading prices of our common stock before, on or after the distribution date. See "Trading Market."

        Q:    Will my shares of Wyndham Worldwide common stock continue to trade?

        A:    Yes. In connection with the spin-off, Wyndham Worldwide Corporation will be renamed Wyndham Destinations, Inc. and its common stock is expected to continue to be listed on the New York Stock Exchange under its new symbol, "WYND."

        Q:    If I sell, on or before the distribution date, shares of Wyndham Worldwide common stock that I held as of the record date, am I still entitled to receive shares of Wyndham Hotels common stock distributable with respect to the shares of Wyndham Worldwide common stock I sold?

        A:    Beginning on or shortly before the record date and continuing through the distribution date for the spin-off, Wyndham Worldwide common stock will begin to trade in two markets on the New York Stock Exchange: a "regular-way" market and an "ex-distribution" market. If you hold shares of Wyndham Worldwide common stock as of the record date for the distribution and choose to sell those shares in the "regular-way" market after the record date for the distribution and on or before the distribution date, you will also be selling the right to receive the shares of Wyndham Hotels common stock in connection with the spin-off. However, if you hold shares of Wyndham Worldwide common stock as of the record date for the distribution and choose to sell those shares in the "ex-distribution" market after the record date for the distribution and on or before the distribution date, you will still receive the shares of Wyndham Hotels common stock in the spin-off.

        Q:    Will the spin-off affect the trading price of my Wyndham Worldwide common stock?

        A:    Yes. The trading price of shares of Wyndham Worldwide common stock, which will be Wyndham Destinations common stock as a result of the renaming of Wyndham Worldwide Corporation upon the consummation of the spin-off, immediately following the distribution is expected to be lower than immediately prior to the distribution because its trading price will no longer reflect the value of the hotel business. However, we cannot predict the price at which the shares of Wyndham Destinations common stock will trade following the spin-off.

        Q:    What financing transactions will be undertaken in connection with the spin-off?

        A:    In April 2018, Wyndham Hotels issued $500 million aggregate principal amount of 5.375% Notes due 2026 at par. In addition to the Notes offering, Wyndham Hotels has arranged for the Credit Facilities, comprised of the Term Loan Credit Facility and the Revolving Credit Facility to be entered into as of the closing of the La Quinta acquisition. The Revolving Credit Facility is expected to be undrawn at the closing of the La Quinta acquisition and the spin-off. As a result of these financing transactions we expect to have total indebtedness of approximately $2.1 billion as of the spin-off (not including the $750 million we expect to have available for borrowing under the Revolving Credit Facility and capital leases). The closing of the Credit Facilities remains subject to customary closing conditions. The proceeds from the Notes offering, together with the borrowings under the Credit Facilities, are expected to be used to finance the cash consideration for the La Quinta acquisition, to pay related fees and expenses and for general corporate purposes. Prior to the issuance of the Notes and the receipt of lending commitments for the Credit Facilities, Wyndham Worldwide Corporation obtained financing commitments for a $2.0 billion bridge term loan facility related to the La Quinta acquisition. We replaced a portion of the bridge term loan facility with the net cash proceeds of the Notes, reducing our outstanding bridge term loan facility commitments to approximately $1.5 billion, and we anticipate replacing the remaining bridge term loan facility with borrowings under the Credit Facilities. The remaining commitments under the bridge term loan facility are expected to be assigned to us if we do not obtain other long-term financing. See "The Spin-Off—Financing Transactions" and "Description of Certain Indebtedness."

        Q:    Who will form the senior management team and board of directors of Wyndham Hotels & Resorts, Inc. after the spin-off?

        A:    The executive officers and members of the board of directors of Wyndham Hotels & Resorts, Inc. ("our Board of Directors") following the spin-off will include: Stephen P. Holmes, Non-Executive Chairman of our Board of Directors; Geoffrey A. Ballotti, President, Chief Executive Officer and a member of our Board of Directors; Myra J. Biblowit, a member of our Board of Directors; James E. Buckman, a member of our Board of Directors; Bruce B. Churchill, a member of our Board of Directors; Mukul V. Deoras, a member of our Board of Directors; the Right Honourable Brian Mulroney, a member of our Board of Directors; Pauline D.E. Richards, a member of our Board of Directors; David B. Wyshner, Chief Financial Officer; Thomas H. Barber, Chief Strategy and Development Officer; Robert D. Loewen, Chief Operating Officer; Barry S. Goldstein, Chief Marketing Officer; Paul F. Cash, General Counsel; Mary R. Falvey, Chief Administrative Officer; and Scott R. Strickland, Chief Information Officer. See "Management" for information on our executive officers and Board of Directors.

        Q:    What will the relationship be between Wyndham Worldwide and Wyndham Hotels after the spin-off?

        A:    Following the spin-off, Wyndham Hotels & Resorts, Inc. will be an independent, publicly traded company, and Wyndham Worldwide, which will then be known as Wyndham Destinations, will have no continuing stock ownership interest in Wyndham Hotels. We will have entered into a Separation and Distribution Agreement and several other agreements with Wyndham Destinations, as Wyndham Worldwide will then be known, related to the spin-off. These agreements will govern the relationship between us and Wyndham Destinations after completion of the spin-off and provide for the allocation between us and Wyndham Destinations of various assets, liabilities, rights and obligations. These agreements will also include arrangements with respect to employee matters, tax matters, the licensing of trademarks and certain other intellectual property between us and Wyndham Destinations, transitional services to be provided by Wyndham Destinations to us, and by us to Wyndham Destinations, and participation in the Wyndham Rewards loyalty program. See "Certain Relationships and Related Party Transactions—Agreements with Wyndham Worldwide Related to the Spin-Off."

        Q:    What will Wyndham Hotels' dividend policy be after the spin-off?

        A:    We intend to pay regular quarterly cash dividends. However, any decision to declare and pay dividends will be made at the sole discretion of our Board of Directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our Board of Directors may deem relevant. There can be no assurance that a payment of a dividend will occur in the future. See "Dividend Policy."

        Q:    What are the anti-takeover effects of the spin-off?

        A:    Some provisions of Delaware law, certain of our agreements with Wyndham Worldwide, and the amended and restated certificate of incorporation of Wyndham Hotels & Resorts, Inc. and the amended and restated by-laws of Wyndham Hotels & Resorts, Inc. (as each will be in effect immediately following the spin-off) may have the effect of making it more difficult to acquire control of Wyndham Hotels in a transaction not approved by our Board of Directors. For example, our amended and restated certificate of incorporation and amended and restated by-laws will, among other things, require advance notice for stockholder proposals and nominations, place limitations on convening stockholder meetings, authorize our Board of Directors to issue one or more series of preferred stock and provide for the classification of our Board of Directors until the third annual meeting of stockholders following the distribution, which we expect to hold in 2021. Further, under the Tax Matters Agreement, Wyndham Hotels will agree, subject to certain terms, conditions and exceptions, not to enter into any transaction for a period of two years following the distribution involving an acquisition (including issuance) of Wyndham Hotels common stock or certain other transactions that could cause the distribution to be taxable to Wyndham Worldwide. The parties will also agree to indemnify each other for any tax resulting from any transaction to the extent a party's actions caused such tax liability, regardless of whether the indemnified party consented to such transaction or the indemnifying party was otherwise permitted to enter into such transaction under the Tax Matters Agreement, and for all or a portion of any tax liabilities resulting from the distribution under certain other circumstances. Generally, Wyndham Worldwide will recognize a taxable gain on the distribution if there are (or have been) one or more acquisitions (including issuances) of Wyndham Hotels capital stock representing 50% or more of Wyndham Hotels common stock, measured by vote or value, and the acquisitions are deemed to be part of a plan or series of related transactions that include the distribution. Any such acquisition of Wyndham Hotels common stock within two years before or after the distribution (with exceptions, including public trading by less-than-5% stockholders and certain compensatory stock issuances) generally will be presumed to be part of such a plan unless that presumption is rebutted. As a result, these obligations may discourage, delay or prevent a change of control of Wyndham Hotels. See "Description of Capital Stock—Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation, Amended and Restated By-laws and Delaware Law" and "The Spin-Off—Treatment of the Spin-Off" for more information.

        Q:    What are the risks associated with the spin-off?

        A:    There are a number of risks associated with the spin-off and ownership of Wyndham Hotels common stock. These risks are discussed under "Risk Factors."

        Q:    Who will be the distribution agent, transfer agent and registrar for Wyndham Hotels common stock?

        A:    The distribution agent, transfer agent and registrar for Wyndham Hotels common stock will be Broadridge Corporate Issuer Solutions, Inc. ("Broadridge"). For questions relating to the transfer or mechanics of the stock distribution, you should contact Broadridge toll-free at (800) 504-8998.

        Q:    Where can I get more information?

        A:    If you have any questions relating to the mechanics of the distribution, you should contact the distribution agent at:

  Address:

    If using UPS, FedEx or Courier:

    Broadridge, Inc.
    Attn: BCIS IWS
    51 Mercedes Way
    Edgewood, NY 11717

    If using USPS Service:

    Broadridge, Inc.
    Attn: BCIS Re-Organization Dept.
    P.O. Box 1342
    Brentwood, NY 11717-0693

  Toll-Free Number: (800) 504-8998

        Before the spin-off, if you have any questions relating to the spin-off, you should contact Wyndham Worldwide at:

  Wyndham Worldwide Corporation
  Investor Relations
  22 Sylvan Way
  Parsippany, New Jersey 07054
  Phone: 973-753-6000
  Email: ir@wyn.com
  http://investor.wyndhamworldwide.com

        After the spin-off, if you have any questions relating to Wyndham Hotels, you should contact Wyndham Hotels at:

  Wyndham Hotels & Resorts, Inc.
  Investor Relations
  22 Sylvan Way
  Parsippany, New Jersey 07054
  Phone: (973) 753-6000
  Email: ir@wyndham.com
  www.wyndhamhotels.com

Summary of the Spin-Off

Distributing Company	Wyndham Worldwide Corporation, a Delaware corporation. After the distribution, Wyndham Worldwide, which will then be known as Wyndham Destinations, will not own any shares of Wyndham Hotels common stock.
Distributed Company
Wyndham Hotels & Resorts, Inc., a Delaware corporation and, prior to the spin-off, a wholly owned subsidiary of Wyndham Worldwide Corporation. After the spin-off, Wyndham Hotels & Resorts, Inc. will be an independent, publicly traded company.
Distributed Securities
All of the outstanding shares of Wyndham Hotels common stock owned by Wyndham Worldwide Corporation, which will be 100 percent of the Wyndham Hotels common stock issued and outstanding immediately prior to the distribution.
Record Date	The record date for the distribution is , 2018.
Distribution Date	The distribution date is , 2018.
Internal Reorganization
As part of the spin-off, Wyndham Worldwide, which will be known as Wyndham Destinations after the completion of the spin-off, will undergo an internal reorganization, pursuant to which, among other things: (i) all of the assets and liabilities (whether accrued, contingent or otherwise) associated with the hotel business, subject to certain exceptions, will be retained by or transferred to Wyndham Hotels; and (ii) all other assets and liabilities (whether accrued, contingent or otherwise) of Wyndham Worldwide, subject to certain exceptions (including the shared contingent assets and the shared contingent liabilities), will be retained by or transferred to Wyndham Destinations. See "The Spin-Off—Manner of Effecting the Spin-Off—Internal Reorganization."
After completion of the spin-off:

•

Wyndham Hotels & Resorts, Inc. will be an independent, publicly traded company (listed on the New York Stock Exchange under the ticker symbol "WH"), and will own and operate Wyndham Worldwide's hotel business; and

•

Wyndham Worldwide Corporation, which will then be known as Wyndham Destinations, Inc., will continue to be an independent company, is expected to continue to be listed on the New York Stock Exchange under its new symbol, "WYND," and will continue to own and operate its timeshare, vacation exchange and vacation rentals businesses.

Distribution Ratio	Each holder of Wyndham Worldwide common stock will receive one share of Wyndham Hotels common stock for each share of Wyndham Worldwide common stock held at 5:00 p.m., Eastern time, on , 2018.

Immediately following the spin-off, Wyndham Hotels & Resorts, Inc. expects to have approximately 5,100 record holders of shares of its common stock and approximately 100 million shares of common stock outstanding, based on the number of stockholders and outstanding shares of Wyndham Worldwide common stock on March 31, 2018 and the distribution ratio. The actual number of shares to be distributed will be determined as of the record date and will reflect any repurchases of shares of Wyndham Worldwide common stock and issuances of shares of Wyndham Worldwide common stock in respect of awards under Wyndham Worldwide Corporation equity-based incentive plans between the date the Wyndham Worldwide board of directors declares the dividend for the distribution and the record date for the distribution.
The Distribution
On the distribution date, Wyndham Worldwide Corporation will release the shares of Wyndham Hotels common stock to the distribution agent to distribute to Wyndham Worldwide stockholders. The distribution of shares will be made in book-entry form only, meaning that no physical share certificates will be issued. It is expected that it will take the distribution agent up to two weeks to issue shares of Wyndham Hotels common stock to you or to your bank or brokerage firm electronically on your behalf by way of direct registration in book-entry form. Trading of our shares will not be affected during that time. You will not be required to make any payment, surrender or exchange your shares of Wyndham Worldwide common stock or take any other action to receive your shares of Wyndham Hotels common stock.
Fractional Shares
The distribution agent will not distribute any fractional shares of Wyndham Hotels common stock to Wyndham Worldwide stockholders. Fractional shares of Wyndham Hotels common stock to which Wyndham Worldwide stockholders of record would otherwise be entitled will be aggregated and sold in the public market by the distribution agent. The aggregate net cash proceeds of the sales will be distributed ratably to those stockholders who would otherwise have received fractional shares of Wyndham Hotels common stock. Receipt of the proceeds from these sales generally will result in a taxable gain or loss to those stockholders for U.S. federal income tax purposes. Each stockholder entitled to receive cash proceeds from these shares should consult his, her or its own tax advisor as to such stockholder's particular circumstances. The material U.S. federal income tax consequences of the distribution are described in more detail under "The Spin-Off—Material U.S. Federal Income Tax Consequences of the Distribution."
Conditions to the Distribution	The distribution is subject to the satisfaction, or waiver by Wyndham Worldwide Corporation, of the following conditions:
• the final approval of the distribution by the Wyndham Worldwide board of directors, which approval may be given or withheld in its absolute and sole discretion;

•

our Registration Statement on Form 10, of which this information statement forms a part, shall have been declared effective by the SEC, with no stop order in effect with respect thereto, and a notice of internet availability of this information statement shall have been mailed to Wyndham Worldwide stockholders;

• Wyndham Hotels common stock shall have been approved for listing on the New York Stock Exchange, subject to official notice of distribution;

•

Wyndham Worldwide shall have obtained opinions from its spin-off tax advisors, in form and substance satisfactory to Wyndham Worldwide, to the effect that, subject to the assumptions and limitations described therein, the distribution of Wyndham Hotels common stock and certain related transactions will qualify as a reorganization under Sections 368(a)(1)(D) and 355 of the Code, in which no gain or loss is recognized by Wyndham Worldwide Corporation or its stockholders, except, in case of Wyndham Worldwide stockholders, for cash received in lieu of fractional shares;

•

Wyndham Worldwide shall have obtained opinions from a nationally recognized valuation firm, in form and substance satisfactory to Wyndham Worldwide, with respect to (i) the capital adequacy and solvency of both Wyndham Worldwide and Wyndham Hotels after giving effect to the spin-off and (ii) the adequate surplus of Wyndham Worldwide to declare the applicable dividend;

• all material governmental approvals and other consents necessary to consummate the distribution or any portion thereof shall have been obtained and be in full force and effect;

•

no order, injunction or decree issued by any governmental entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of all or any portion of the distribution shall be in effect, and no other event shall have occurred or failed to occur that prevents the consummation of all or any portion of the distribution; and

• the financing transactions described herein shall have been completed on the date of or prior to the consummation of the La Quinta acquisition.

We are not aware of any material U.S. federal, non-U.S. or state regulatory requirements that must be complied with or any material approvals that must be obtained, other than compliance with the rules and regulations of the SEC, approval for listing on the New York Stock Exchange and the declaration of effectiveness of the Registration Statement on Form 10, of which this information statement forms a part, by the SEC, in connection with the distribution. Wyndham Worldwide and Wyndham Hotels cannot assure you that any or all of these conditions will be met and Wyndham Worldwide Corporation may waive any of the conditions to the distribution. In addition, until the distribution has occurred, the Wyndham Worldwide board of directors has the right to not proceed with the distribution, even if all of the conditions are satisfied. For more information, see "The Spin-Off—Conditions to the Distribution."
Trading Market and Symbol
We intend to list Wyndham Hotels common stock on the New York Stock Exchange under the ticker symbol "WH." We anticipate that, at least one trading day prior to the record date, trading of shares of Wyndham Hotels common stock will begin on a "when-issued" basis and will continue up to and including the distribution date, and we expect "regular-way" trading of Wyndham Hotels common stock will begin on the first trading day following the distribution date. We also anticipate that, at least one trading day prior to the record date, there will be two markets in Wyndham Worldwide common stock: (i) a "regular-way" market on which shares of Wyndham Worldwide common stock will trade with an entitlement for the purchaser of Wyndham Worldwide common stock to shares of Wyndham Hotels common stock to be distributed pursuant to the distribution; and (ii) an "ex-distribution" market on which shares of Wyndham Worldwide common stock will trade without an entitlement for the purchaser of Wyndham Worldwide common stock to shares of Wyndham Hotels common stock. For more information, see "Trading Market."
Tax Consequences of the Distribution
The distribution is conditioned upon, among other things, the receipt of opinions of Wyndham Worldwide's spin-off tax advisors to the effect that, subject to the assumptions and limitations described therein, the distribution and certain related transactions will be treated as a reorganization for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Code, in which no gain or loss is recognized by Wyndham Worldwide Corporation or its stockholders, except, in the case of Wyndham Worldwide stockholders, for cash received in lieu of fractional shares. In addition, Wyndham Worldwide has received the IRS Ruling from the IRS regarding certain U.S. federal income tax consequences of aspects of the spin-off. See "The Spin-Off—Material U.S. Federal Income Tax Consequences of the Distribution."

Each stockholder is urged to consult his, her or its tax advisor as to the specific tax consequences of the spin-off to such stockholder, including the effect of any state, local or non-U.S. tax laws and of changes in applicable tax laws.
Relationship with Wyndham Worldwide after the Spin-Off
Before our spin-off from Wyndham Worldwide, we will enter into a Separation and Distribution Agreement and several other agreements with Wyndham Destinations related to the spin-off. These agreements will govern the relationship between us and Wyndham Worldwide, which will then be known as Wyndham Destinations, after completion of the spin-off and provide for the allocation between us and Wyndham Worldwide of various assets, liabilities, rights and obligations. These agreements include:

•

a Separation and Distribution Agreement with Wyndham Destinations, Inc., which will provide for the allocation of assets and liabilities between us and Wyndham Destinations and will establish certain rights and obligations between the parties following the distribution;

• a Transition Services Agreement with Wyndham Destinations, Inc., pursuant to which certain services will be provided on an interim basis following the distribution;

•

an Employee Matters Agreement with Wyndham Destinations, Inc., which will set forth the agreements between us and Wyndham Destinations concerning certain employee, compensation and benefit-related matters;

•

a Tax Matters Agreement with Wyndham Destinations, Inc., regarding the sharing of tax liabilities incurred, and tax assets generated, before and after completion of the spin-off, certain indemnification rights with respect to tax matters and certain restrictions on our conduct following the distribution intended to preserve the tax-free status of the distribution; and

•

a long-term license, development and noncompetition agreement with Wyndham Destinations, Inc., which will govern (i) the grant by Wyndham Hotels to Wyndham Destinations of a license to use the "Wyndham" trademark, "The Registry Collection" trademark and certain other trademarks and intellectual property, which shall be exclusive for the vacation ownership, vacation rental (in the United States, Canada, Mexico and the Caribbean) and vacation ownership exchange businesses, with certain limited exceptions; (ii) arrangements between Wyndham Hotels and Wyndham Destinations with respect to the development of new projects; and (iii) non-compete obligations of Wyndham Hotels and Wyndham Destinations.

We describe these arrangements in greater detail under "Certain Relationships and Related Party Transactions—Agreements with Wyndham Worldwide Related to the Spin-Off," and describe some of the risks of these arrangements under "Risk Factors—Risks Relating to the Spin-Off."
Dividend Policy
We intend to pay regular quarterly cash dividends. However, any decision to declare and pay dividends will be made at the sole discretion of our Board of Directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our Board of Directors may deem relevant. There can be no assurance that a payment of a dividend will occur in the future. See "Dividend Policy."
Financing Transactions	In April 2018, Wyndham Hotels issued $500 million aggregate principal amount of 5.375% Notes due 2026 at par.

In addition to the Notes offering, Wyndham Hotels has arranged for the Credit Facilities, comprised of the Term Loan Credit Facility and the Revolving Credit Facility to be entered into as of the closing of the La Quinta acquisition. The Revolving Credit Facility is expected to be undrawn at the closing of the La Quinta acquisition and the spin-off. As a result of these financing transactions, we expect to have total indebtedness of approximately $2.1 billion as of the spin-off (not including the $750 million we expect to have available for borrowing under the Revolving Credit Facility and capital leases). The closing of the Credit Facilities remains subject to customary conditions. Prior to the issuance of the Notes and the receipt of lending commitments for the Credit Facilities, Wyndham Worldwide Corporation obtained financing commitments for a $2.0 billion bridge term loan facility related to the La Quinta acquisition. We replaced a portion of the bridge term loan facility with the net cash proceeds of the Notes, reducing our outstanding bridge term loan facility commitments to approximately $1.5 billion, and we anticipate the remaining bridge term loan facility with borrowings under the Credit Facilities. The remaining commitments under the bridge term loan facility are expected to be assigned to us if we do not obtain other long-term financing. See "The Spin-Off—Financing Transactions" and "Description of Certain Indebtedness."
Transfer Agent	Broadridge.
Risk Factors
We face both general and specific risks and uncertainties relating to our business and our industry, the spin-off and our common stock. We also are subject to risks relating to our relationship with Wyndham Worldwide and our being an independent, publicly traded company following the spin-off. You should carefully read the risk factors set forth in the section titled "Risk Factors" in this information statement.

Summary Historical and Unaudited Pro Forma Combined Financial Data

        We derived the summary historical statement of income data for the years ended December 31, 2017, 2016 and 2015 and the summary historical balance sheet data as of December 31, 2017 and 2016 from the audited Combined Financial Statements of the Wyndham Hotels & Resorts businesses included elsewhere in this information statement. We derived the summary historical balance sheet data as of December 31, 2015 from unaudited combined financial statements of the Wyndham Hotels & Resorts businesses that are not included in this information statement. We have prepared our unaudited combined financial statements on the same basis as our audited Combined Financial Statements and, in our opinion, have included all adjustments, which include only normal recurring adjustments, necessary to present fairly in all material respects our financial position and results of operations.

        Following the consummation of the spin-off, Wyndham Hotels & Resorts, Inc. will hold, directly or through its subsidiaries, the Wyndham Hotels & Resorts businesses and will be the financial reporting entity. The following summary unaudited pro forma combined financial data of Wyndham Hotels as of and for the year ended December 31, 2017 has been prepared to reflect the La Quinta acquisition, the spin-off and related transactions described under "Unaudited Pro Forma Combined Financial Statements." The summary unaudited pro forma combined balance sheet data as of December 31, 2017 has been prepared to reflect the La Quinta acquisition, the spin-off and related transactions as if they had occurred on December 31, 2017. The summary unaudited pro forma combined statement of income data for the year ended December 31, 2017 has been prepared to reflect the La Quinta acquisition, the spin-off and related transactions as if they had occurred on January 1, 2017. The summary unaudited pro forma financial data is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the relevant transactions had been consummated on the date indicated, nor is it indicative of future operating results. The assumptions used and pro forma adjustments derived from such assumptions are based on currently available information, and we believe such assumptions are reasonable under the circumstances.

        This summary historical and unaudited pro forma combined financial data is not indicative of our future performance and does not necessarily reflect what our financial position and results of operations would have been had we been operating as an independent, publicly traded company during the periods presented, including changes that will occur in our operations and capitalization as a result of the spin-off from Wyndham Worldwide, or if the La Quinta acquisition had been previously consummated. For example, the historical combined financial statements of the Wyndham Hotels & Resorts businesses include certain indirect general and administrative costs allocated by Wyndham Worldwide Corporation for certain functions and services, including executive officer, finance and other administrative support. These costs may not be representative of the future costs we will incur as an independent, public company.

        The summary historical and unaudited pro forma combined financial data below should be read together with our audited Combined Financial Statements and related notes thereto, and the audited Combined Financial Statements of New La Quinta and related notes thereto, as well as the sections titled "Capitalization," "Selected Historical Combined Financial Data," "Unaudited Pro Forma Combined Financial Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Description of Certain Indebtedness," and the other financial information included elsewhere in this information statement.

($ in millions, except for Operating Statistics)	Pro Forma 2017	2017	2016	2015
Operating Statistics:
Total Company
Number of properties(1)	9,324	8,422	8,035	7,812
Number of rooms(2)	816,595	728,195	697,607	678,042
RevPAR(3)	$40.13	$37.63	$36.67	$37.26
Average royalty rate(4)	3.81%	3.66%	3.65%	3.68%
United States
Number of properties(1)	6,614	5,726	5,525	5,582
Number of rooms(2)	526,748	440,132	429,020	435,312
RevPAR(3)	$44.33	$41.04	$39.77	$39.13
Average royalty rate(4)	4.46%	4.45%	4.35%	4.37%
Summary Statement of Income Data:
Net revenues	$2,041	$1,347	$1,312	$1,301
Total expenses	1,671	1,086	1,024	1,051
Operating income	370	261	288	250
Interest expense, net	87	6	1	1
Income before income taxes	283	255	287	249
Provision for income taxes	20	12	115	100
Net income	263	243	172	149
Other Financial Data:
Royalties and franchise fees	$477	$375	$353	$347
License and other fees from Parent	115	75	65	64
Adjusted EBITDA(5):
Hotel Franchising segment	$541	$414	$394	$366
Hotel Management segment	58	21	26	28
Corporate and other(6)	(66)	(40)	(39)	(41)

Total(7)	$533	$395	$381	$353

Summary Balance Sheet Data:
Cash	$68	$57	$28	$38
Total assets	4,491	2,122	1,983	1,959
Debt due to Parent	—	184	174	95
Long-term debt	2,068	—	—	—
Total liabilities	3,055	822	872	780
Total stockholders' equity/net investment	1,436	1,300	1,111	1,179

(1)
Represents the number of hotels at the end of the period.
(2)
Represents the number of rooms in hotel properties at the end of the period that are under franchise and/or management agreements, or are Company-owned.
(3)
Represents revenue per available room and is calculated by multiplying the average occupancy rate by the average daily rate.
(4)
Represents royalties divided by the gross room revenues of our franchisees.
(5)
Adjusted EBITDA is defined as net income excluding interest expense, depreciation and amortization, impairment charges, restructuring and related charges, contract termination costs, transaction-related costs (acquisition-, disposition- or separation-related), stock-based compensation expense, early extinguishment of debt costs and income taxes. Adjusted EBITDA is not a recognized term under generally accepted accounting principles in the United States of America and should not be considered as an alternative to net income or other measures of financial performance or liquidity derived in accordance with U.S. GAAP. For further discussion on Adjusted EBITDA, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Key Business and Financial Metrics and Terms Used by Management—Adjusted EBITDA." For a reconciliation of Adjusted EBITDA to net income, which we believe is the most closely comparable U.S. GAAP financial measure, see the table in footnote 7 below and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Reconciliation of Net Income to Adjusted EBITDA."

(6)
Corporate and other reflects unallocated corporate costs that are not attributable to an operating segment.
(7)
The reconciliation of Net Income to Adjusted EBITDA is as follows:

Reconciliation of Net Income to Adjusted EBITDA

($ in millions)	Pro Forma 2017
Net Income	$263
Provision for income taxes	20
Depreciation and amortization	98
Interest expense, net	87
Stock-based compensation	22
Transaction-related expense	1
Restructuring expense	1
Impairment expense	41

Adjusted EBITDA	$533

 RISK FACTORS

        You should carefully consider each of the following risk factors and all of the other information set forth in this information statement. Unless the context otherwise suggests, references to "we," "us" and "our" in this Risk Factors section only refer to Wyndham Hotels and La Quinta's franchising and management businesses on a combined basis as if the La Quinta acquisition has been consummated. The risk factors generally have been separated into four groups: risks relating to our business and our industry, risks relating to the spin-off, risks relating to the La Quinta acquisition and risks relating to our common stock. Based on the information currently known to us, we believe that the following information identifies the most significant risk factors affecting our company in each of these categories of risks. However, the risks and uncertainties we face are not limited to those set forth in the risk factors described below. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business. In addition, past financial performance may not be a reliable indicator of future performance and historical trends should not be used to anticipate results or trends in future periods.

        If any of the following risks and uncertainties develops into actual events, these events could have a material adverse effect on our business, financial condition or results of operations. In such case, the trading price of our common stock could decline.

 Risks Relating to Our Business and Our Industry

The hotel industry is highly competitive and we are subject to risks related to competition that may adversely affect our performance and growth.

        We will be adversely impacted if we cannot compete effectively in the highly competitive hotel industry. Our continued success depends upon our ability to compete effectively in markets that contain numerous competitors, some of whom may have significantly greater financial, marketing and other resources than we have. Competition in the hotel industry is based primarily on brand name recognition and reputation, as well as location, room rates, property size and availability of rooms and conference space, quality of the accommodations, guest satisfaction, amenities and the ability to earn and redeem loyalty program points. New hotels may be constructed and these additions to supply create new competitors, in some cases without corresponding increases in demand for lodging. Competition may reduce fee structures, potentially causing us to lower our fees, which may adversely impact our profits. New competition or existing competition that employs a business model that is different from our business model may require us to change our model so that we can remain competitive.

We are subject to business, financial, operating and other risks common to the hotel, franchising and hotel management industries and which affect our franchisees, any of which could reduce our revenues and growth.

        A significant portion of our revenue is derived from fees based on room revenues at hotels franchised under our hotel brands. As such, our business is subject, directly or through our franchisees, to risks common in the hotel, franchising and hotel management industries, including risks related to:

  •
  our ability to increase the number of our franchised hotels;
  •
  the number, occupancy and room rates of hotels operating under franchise and management agreements;
  •
  our ability to develop and maintain positive relations and contractual arrangements with current and potential franchisees and hotel owners;
  •
  competition from other franchised hotel brands, which may require us to offer terms to future franchisees and hotel owners less favorable to us than current franchise agreements;
  •
  our franchisees' pricing decisions, which may indirectly affect our revenues;
  •
  the quality of the services provided by franchisees or licensees, which may adversely affect our image, reputation and brand value for both prospective guests and prospective franchisees and hotel owners;

  •
  the bankruptcy or insolvency of a significant number of our franchised or managed hotels, which could impair our ability to collect outstanding fees or other amounts due or otherwise exercise our contractual rights and result in the early termination of our contracts;
  •
  financial difficulties of franchisees, owners or other developers that have development advance notes with us or who have received loans or other financial incentives from us;
  •
  disputes with franchisees, which may result in litigation and the loss of management contracts;
  •
  the failure of our franchisees to make investments necessary to maintain or improve their properties;
  •
  adverse events occurring at one of our franchisees' or licensees' locations, such as personal injuries, food tampering, contamination or the spread of illness;
  •
  negative publicity from online social media postings and related media reports, which could damage our hotel brands;
  •
  the delay of hotel openings in our and, after the consummation of the La Quinta acquisition, La Quinta's pipeline;
  •
  our ability to successfully market our hotel brands, programs or service or pilot new initiatives;
  •
  the termination of our management contracts by one of the two developers who, in aggregate, own approximately 30% of our managed hotels;
  •
  the laws, regulations and legislation internationally and domestically, and on a federal, state or local level, concerning the franchise or hotel industry, which may make franchising or managing hotels more onerous, more expensive or less profitable;
  •
  the supply and demand for hotel rooms;
  •
  our failure to adequately protect and maintain our trademarks and other intellectual property rights including, after the consummation of the La Quinta acquisition, La Quinta's trademarks and other intellectual property;
  •
  competition from short-term online rental properties and agencies;
  •
  the relative mix of branded hotels in the various hotel industry price categories;
  •
  corporate budgets and spending and cancellations, deferrals or renegotiations of group business;
  •
  seasonal volatility in our business;
  •
  operating costs, including as a result of inflation, energy costs and labor costs such as minimum wage increases and unionization, workers' compensation and health-care related costs and insurance;
  •
  our ability to keep pace with technological developments, which could impair our competitive position;
  •
  disruptions, including non-renewal or termination of agreements, in relationships with third parties; including marketing alliances and affiliations with e-commerce channels; and
  •
  disputes concerning our operations, including consumer disputes, organized labor activities, class actions and associated disputes.

        Any of these factors could reduce our revenues, increase our costs or otherwise limit our opportunities for growth.

Our revenues are highly dependent on the travel industry and declines in or disruptions to the travel industry, such as those caused by economic conditions, terrorism, political strife, pandemics or threats of pandemics, acts of God and war, may adversely affect us.

        Declines in or disruptions to the travel and hotel industries may adversely impact us. Risks affecting the travel and hotel industries include: economic slowdown and recession; economic factors such as increased costs of living and reduced discretionary income adversely impacting decisions by consumers and businesses to use and consume travel services and products; terrorist incidents and threats and associated heightened travel security measures; political and regional strife; acts of God such as earthquakes, hurricanes, fires, floods, volcanoes and other natural disasters; war; concerns with or threats of pandemics, contagious diseases or health epidemics; environmental disasters; lengthy power outages; increased pricing, financial instability and capacity constraints of air carriers; airline job actions and strikes; and

increases in gasoline and other fuel prices. Any such disruptions to the travel or hotel industries may adversely affect our affiliated hotels, the operations of current and potential franchisees and developers and owners of hotels with which we have hotel management contracts, thereby impacting our operations and the market price of our common stock.

Third-party Internet reservation systems, peer-to-peer online networks and alternative lodging channels may adversely impact us.

        Consumers increasingly use third-party Internet travel intermediaries and peer-to-peer online networks to search for and book their lodging accommodations. As the percentage of internet reservations increases, travel intermediaries may be able to obtain higher commissions and reduced room rates to the detriment of our business. Additionally, such travel intermediaries may divert reservations away from our direct online channels or increase the overall cost of Internet reservations for our affiliated hotels through their fees. As the use of these third-party reservation channels and peer-to-peer online networks increases, consumers may rely on these channels, adversely impacting our hotel brands, reservations and rates. In addition, if we fail to reach satisfactory agreements with intermediaries, our affiliated hotels may not appear on their websites and we could lose business as a result.

        In addition to competing with traditional hotels and lodging facilities, our franchisees compete with alternative lodging channels, including third-party providers of short-term rental properties and serviced apartments. Increasing use of these alternative lodging channels could materially adversely affect the occupancy and/or average rates at franchised hotels and our revenues.

We may be unable to enter into new, or renew existing, hotel management arrangements on favorable terms or at all, and certain of our management agreements may require that we fund shortfalls, any of which could reduce our revenue and the growth of our hotel management business.

        We provide hotel management services to certain of our hotel owners. Our current and future management arrangements may not continue and we may not be able to enter into new management arrangements in the future on favorable terms. Some of our management contracts with hotel owners, constituting approximately 30% of rooms under management contracts, require that we compensate the hotel owners for any shortfalls over the life of the management agreement up to a specified aggregate amount if the hotels do not attain specified levels of operating profit or owners do not receive a guaranteed minimum income. We may not be able to recover any funding of such performance guarantees. Any such factors could reduce our revenue and the growth of our hotel management business.

Our international operations are subject to additional risks not generally applicable to our domestic operations.

        Our international operations are subject to numerous risks including: exposure to local economic conditions; potential adverse changes in the diplomatic relations of foreign countries with the United States; hostility from local populations; political instability; threats or acts of terrorism; the effect of disruptions caused by severe weather, natural disasters, outbreak of disease or other events that make travel to a particular region less attractive or more difficult; the presence and acceptance of varying levels of business corruption in international markets; restrictions and taxes on the withdrawal of foreign investment and earnings; government policies against businesses or properties owned by foreigners; investment restrictions or requirements; diminished ability to legally enforce our contractual rights in foreign countries; forced nationalization of hotel properties by local, state or national governments; foreign exchange restrictions; fluctuations in foreign currency exchange rates; conflicts between local laws and U.S. laws including laws that impact our rights to protect our intellectual property; withholding and other taxes on remittances and other payments by subsidiaries; and changes in and application of foreign taxation structures including value added taxes. After the consummation of the La Quinta acquisition, we will also be subject to risks to the international operations of La Quinta's hotel franchising and management businesses. Any adverse outcome resulting from the financial instability or performance of foreign economies, the instability of other currencies and the related volatility on foreign exchange and interest rates could impact our results of operations, financial position or cash flows.

Changes in U.S. federal, state and local or foreign tax law, interpretations of existing tax law or adverse determinations by tax authorities could increase our tax burden or otherwise adversely affect our financial condition or results of operations.

        We are subject to taxation at the federal, state and local levels in the United States and various other countries and jurisdictions. Our future effective tax rate and cash flows could be affected by changes in the composition of earnings in jurisdictions with differing tax rates, changes in statutory rates and other legislative changes, changes in the valuation of our deferred tax assets and liabilities, changes in determinations regarding the jurisdictions in which we are subject to tax, and our ability to repatriate earnings from foreign jurisdictions. From time to time, U.S. federal, state and local and foreign governments make substantive changes to tax rules and their application, which could result in materially higher corporate taxes than would be incurred under existing tax law and could adversely affect our financial condition or results of operations. We are subject to ongoing and periodic tax audits and disputes in U.S. federal and various state, local and foreign jurisdictions. An unfavorable outcome from any tax audit could result in higher tax costs, penalties and interest, thereby adversely affecting our financial condition or results of operations.

        In addition, we are directly and indirectly affected by new tax legislation and regulation and the interpretation of tax laws and regulations worldwide. Changes in such legislation, regulation or interpretation could increase our taxes and have an adverse effect on our operating results and financial condition. This includes potential changes in tax laws or the interpretation of tax laws arising out of the Base Erosion Profit Shifting project initiated by the Organization for Economic Co-operation and Development.

We will be subject to certain risks related to our indebtedness, hedging transactions, the cost and availability of capital and the extension of credit by us.

        In connection with and following the consummation of the La Quinta acquisition and the spin-off, we may borrow funds and have indebtedness outstanding under credit facilities, senior notes, term loans and other debt structures, including the Notes and the Credit Facilities. Wyndham Hotels & Resorts, Inc. issued $500 million aggregate principal amount of the Notes on April 13, 2018 and expects to enter into the Credit Facilities, which are expected to be comprised of the Term Loan Credit Facility and the Revolving Credit Facility. We extend credit when we provide development advance notes and mezzanine or other forms of subordinated financing to assist franchisees and hotel owners in converting to or building a new hotel under one of our hotel brands. We may use financial instruments to reduce or hedge our financial exposure to the effects of currency and interest rate fluctuations. In connection with our debt obligations, hedging transactions, the cost and availability of capital and the extension of credit by us, we may be subject to numerous risks, including:

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  our cash flows from operations or available lines of credit may be insufficient to meet required payments of principal and interest, which could result in a default and acceleration of the underlying debt and under other debt instruments that contain cross-default provisions;
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  we may be unable to comply with the terms of the financial covenants under future financing facilities, which could result in a default and acceleration of the underlying debt and under other debt instruments that contain cross-default provisions;
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  our leverage may adversely affect our ability to obtain additional financing on favorable terms or at all;
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  our leverage may require the dedication of a significant portion of our cash flows to the payment of principal and interest, thus reducing the availability of cash flows to fund working capital, capital expenditures, dividends, share repurchases or other operating needs;
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  increases in interest rates may adversely affect our financing costs and associated increases in hedging costs;

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  rating agency downgrades of our debt could increase our borrowing costs and prevent us from obtaining additional financing at favorable terms or at all;
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  failure or non-performance of counterparties to foreign exchange and interest rate hedging transactions could result in losses; and
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  the inability of franchisees that have received mezzanine and other loans from us to pay back such loans.

        Our access to credit and capital also depends in large measure on market liquidity factors, which we do not control. Our ability to access the credit and capital markets may be restricted at times when we require or want access, which could impact our business plans and operating model. Uncertainty or volatility in the equity and credit markets may also negatively affect our ability to access short-term and long-term financing on reasonable terms or at all, which would negatively impact our liquidity and financial condition. In addition, if one or more of the financial institutions that support our credit facilities fail, we may not be able to find a replacement, which would negatively impact our ability to borrow under the credit facilities. Disruptions in the financial markets may adversely affect our credit rating and the market value of our common stock. While we believe we have adequate sources of liquidity to meet our anticipated requirements for working capital, debt service and capital expenditures for the foreseeable future, if we are unable to refinance or repay our outstanding debt when due, our results of operations and financial condition will be materially and adversely affected.

Changes to estimates or projections used to assess the fair value of our assets or operating results that are lower than our current estimates may cause us to incur impairment losses and require us to write-off all or a portion of the remaining value of our goodwill or other intangibles of companies we have acquired.

        Our total assets include goodwill and other intangible assets. We evaluate our goodwill for impairment on an annual basis or at other times during the year if events or circumstances indicate that it is more likely than not that the fair value is below the carrying value. We may be required to record a significant non-cash impairment charge in our financial statements during the period in which any impairment of our goodwill, other intangible assets or other assets is determined, negatively impacting our results of operations and stockholders' equity.

Acquisitions and other strategic transactions may not prove successful and could result in operating difficulties and failure to realize anticipated benefits.

        We regularly consider a wide array of acquisitions and other potential strategic transactions, including acquisitions of businesses and real property, joint ventures, business combinations, strategic investments and dispositions. Any of these transactions could be material to our business. We often compete for these opportunities with third parties, which may cause us to lose potential opportunities or to pay more than we may otherwise have paid absent such competition. We may not be able to identify and consummate strategic transactions and opportunities on favorable terms and any such strategic transactions or opportunities, if consummated, may not be successful.

We are subject to risks related to litigation.

        We and La Quinta's hotel franchising and management businesses are subject to a number of claims and legal proceedings. We may also be subject to future litigation as described in this information statement and otherwise, including in connection with our spin-off, the La Quinta acquisition and the La Quinta spin-off as defined herein. We cannot predict with certainty the ultimate outcome and related liability and costs of litigation and other proceedings filed by or against us. Unfavorable rulings or outcomes in litigation and other proceedings may materially harm our business.

Our operations are subject to extensive regulation and the cost of compliance or failure to comply with such regulations may adversely affect us.

        Our operations are regulated by federal, state and local governments in the countries in which we operate. In addition, U.S. and international federal, state and local regulators may enact new laws and regulations that may reduce our revenues, cause our expenses to increase or require us to modify our business practices substantially. If we are not in compliance with applicable laws and regulations, including, among others, those governing franchising, hotel operations, lending, information security, data protection and privacy (including the General Data Protection Regulation), credit card security standards, marketing, sales, consumer protection and advertising, unfair and deceptive trade practices, fraud, bribery and corruption, telemarketing (including do-not-call and call-recording regulations), licensing, labor, employment, anti-discrimination, health care, health and safety, accessibility, immigration, gaming, environmental, intellectual property, securities, stock exchange listing, accounting, tax and regulations applicable under the Dodd-Frank Act, Office of Foreign Asset Control, Americans with Disabilities Act, the Sherman Act, the Foreign Corrupt Practices Act and local equivalents in international jurisdictions, including the United Kingdom Bribery Act, we may be subject to regulatory investigations or actions, fines, civil and/or criminal penalties, injunctions and potential criminal prosecution.

        While we continue to monitor all such laws and regulations, the cost of compliance with such laws and regulations impacts our operating costs. Future changes to such laws and regulations and the cost of compliance or failure to comply with such regulations may adversely affect us.

Failure to maintain the security of personally identifiable and proprietary information, non-compliance with our contractual obligations regarding such information or a violation of our privacy and security policies with respect to such information could adversely affect us.

        In connection with our business, we and our service providers collect and retain large volumes of certain types of personal and proprietary information pertaining to guests, stockholders and employees. Such information includes, but is not limited to, large volumes of guest credit and payment card information. We are at risk of attack by cyber-criminals operating on a global basis attempting to gain access to such information. In connection with data security incidents involving a group of Wyndham brand hotels that occurred between 2008 and 2010, we and one of our hotel group subsidiaries are subject to a stipulated order with the U.S. Federal Trade Commission (the "FTC"), pursuant to which, among other things, our subsidiary is required to maintain an information security program for payment card information within our subsidiary's network, and which provides our subsidiary with a safe harbor provided it continues to meet certain requirements for reasonable data security as outlined in the stipulated order.

        While we maintain what we believe are reasonable security controls over personal and proprietary information, including the personal information of guests, stockholders and employees, a breach of or breakdown in our systems that results in the unauthorized release of personal or proprietary information could nevertheless occur or we could fail to comply with the stipulated order with the FTC, any of which could have a material adverse effect on our hotel brands, reputation, business, financial condition and results of operations, as well as subject us to significant regulatory actions and fines, litigation, losses, third-party damages and other liabilities. Such a breach or a breakdown could also materially increase our costs to protect such information and to protect against such risks.

        Additionally, the legal and regulatory environment surrounding information security and privacy in the U.S. and international jurisdictions is constantly evolving. Should we violate or not comply with any of these laws or regulations, contractual requirements relating to data security and privacy, or with our own privacy and security policies, either intentionally or unintentionally, or through the acts of intermediaries, it could have a material adverse effect on our hotel brands, reputation, business, financial condition and results of operations, as well as subject us to significant fines, litigation, losses, third-party damages and other liabilities.

        Our information technology infrastructure, including but not limited to our, and our third-party service providers', information systems and legacy proprietary online reservation and management systems, has been and will likely continue to be vulnerable to system failures, computer hacking, cyber-terrorism, computer viruses and other intentional or unintentional interference, negligence, fraud, misuse and other unauthorized attempts to access or interfere with these systems and our personal and proprietary information. In addition, as we transition from our legacy systems to new, cloud-based technologies, we may face start-up issues that may negatively impact guests. The increased scope and complexity of our information technology infrastructure and systems could contribute to the potential risk of security breaches or breakdown.

The insurance we carry may not always pay, or be sufficient to pay or reimburse us, for our liabilities, losses or replacement costs.

        We carry insurance for general liability, property, business interruption and other insurable risks with respect to our business and franchised, managed and owned hotels. We also self-insure for certain risks up to certain monetary limits. The terms and conditions or the amounts of coverage of our insurance may not at all times be sufficient to pay or reimburse us for the amount of our liabilities, losses or replacement costs, and there may also be risks for which we do not obtain insurance in the full amount or any amount concerning a potential loss or liability, or at all, due to the cost or availability of such insurance. As a result, we may incur liabilities or losses in the operation of our business that are substantial, which are not sufficiently covered by the insurance we maintain, or at all, which could have a material adverse effect on our business, financial condition and results of operations.

We rely on information technologies and systems to operate our business, which involves reliance on third-party service providers and on uninterrupted operation of service facilities.

        We rely on information technologies and systems to operate our business, which involves reliance on third-party service providers and uninterrupted operations of service facilities, including those used for reservation systems, hotel/property management, communications, procurement, call centers, operation of our loyalty programs and administrative systems. We also maintain physical facilities to support these systems and related services. Any natural disaster, disruption or other impairment in our technology capabilities and service facilities or those of our vendors could harm our business. In addition, any failure of our ability to provide our reservation systems may deter prospective franchisees or hotel owners from entering into agreements with us, and may expose us to liability from existing franchisees or other parties with whom we have contracted to provide reservation services. Similarly, failure to keep pace with developments in technology could impair our operations or competitive position.

We are dependent on our senior management and the loss of any member of our senior management could harm our business.

        We believe that our future growth depends in part on the continued services of our senior management team. Losing the services of any members of our senior management team could adversely affect our strategic relationships and impede our ability to execute our business strategies. The market for qualified individuals may be highly competitive and finding and recruiting suitable replacements for senior management may be difficult, time consuming and costly.

We are subject to risks related to corporate social responsibility.

        Many factors influence our reputation and the value of our hotel brands including the perception held by guests, our franchisees, our other key stakeholders and the communities in which we do business. Our business faces increasing scrutiny related to environmental, social and governance activities and the risk of damage to our reputation and the value of our hotel brands if we fail to act responsibly or comply with regulatory requirements in a number of areas, such as safety and security, responsible tourism, environmental stewardship, supply chain management, climate change, modern slavery, diversity, human rights, philanthropy and support for local communities.

Risks Relating to the Spin-Off

The distribution may not be completed on the terms or timeline currently contemplated, if at all.

        While we are actively engaged in planning for the distribution, unanticipated developments could delay or negatively affect the distribution, including those related to the filing and effectiveness of appropriate filings with the SEC, the listing of our common stock on a trading market and receiving any required regulatory approvals. In addition, until the distribution has occurred, the Wyndham Worldwide board of directors has the right to not proceed with the distribution, even if all of the conditions are satisfied. Therefore, the distribution may not be completed on the terms or timeline currently contemplated, if at all.

We may be unable to achieve some or all of the benefits that we expect to achieve from our spin-off from Wyndham Worldwide.

        We believe that as a standalone, independent public company, our business will benefit from, among other things, allowing our management to design and implement corporate policies and strategies that are based primarily on the characteristics of our business, allowing us to focus our financial resources wholly on our own operations and implement and maintain a capital structure designed to meet our own specific needs. However, by separating from Wyndham Worldwide, we may be more susceptible to market fluctuations and other adverse events than we would have been were we still a part of Wyndham Worldwide. If we fail to achieve some or all of the benefits that we expect to achieve as an independent company, or do not achieve them in the time we expect, our results of operations and financial condition could be materially adversely affected.

We have no operating history as a separate public company; our historical and pro forma financial information is not necessarily representative of the results we would have achieved as a separate publicly traded company or as a combined company following the consummation of the La Quinta acquisition and may not be a reliable indicator of our future results; we may be unable to make, on a timely or cost-effective basis, the changes necessary to operate as an independent company, and as a result, we may experience increased costs.

        Prior to the spin-off, Wyndham Worldwide performed various corporate functions for us, including tax administration, governance, compliance, accounting, internal audit and external reporting. Our historical and pro forma financial results reflect allocations of corporate expenses from Wyndham Worldwide for these and similar functions that may be less than the comparable expenses we would have incurred had we operated as a separate publicly traded company. Prior to the spin-off, we shared economies of scope and scale in costs, employees, vendor relationships and relationships with our guests. While we expect to enter into short-term transition agreements and longer-term licensing, marketing and other agreements that will govern certain commercial and other relationships between us and Wyndham Worldwide, which will be known as Wyndham Destinations after the spin-off, those arrangements may not capture the benefits our business has enjoyed as a result of being integrated with the other businesses of Wyndham Worldwide.

        Generally, our working capital requirements, including acquisitions and capital expenditures, have historically been satisfied as part of the corporate-wide cash management policies of Wyndham Worldwide. Following the completion of the spin-off, Wyndham Destinations will not be providing us with funds to finance our working capital or other cash requirements, and we may need to obtain financing from banks, through public offerings or private placements of debt or equity securities, strategic relationships or other arrangements. We may be unable to replace in a timely manner or on comparable terms and costs the services or other benefits that Wyndham Worldwide previously provided to us.

        The loss of the benefits from being a part of Wyndham Worldwide could have an adverse effect on our business, results of operations and financial condition following the completion of the spin-off. Other significant changes may occur in our cost structure, management, financing and business operations as a result of our operating as a company separate from Wyndham Worldwide.

        Additionally, the pro forma financial information included in this information statement is derived from the historical audited Combined Financial Statements of the Wyndham Hotels & Resorts businesses and the historical audited Combined Financial Statements of New La Quinta. As such, it may be materially different from what the combined company's actual results of operations and financial condition would have been had the La Quinta acquisition and the spin-off occurred during the periods presented or what the combined company's results of operations and financial position will be after the consummation of the La Quinta acquisition and the spin-off.

We may have received better terms from unaffiliated third parties than the terms we received in our agreements with Wyndham Destinations entered into in connection with the spin-off.

        The agreements related to the spin-off from Wyndham Worldwide were negotiated in the context of the spin-off from Wyndham Worldwide while we were still part of Wyndham Worldwide. Although these agreements are intended to be on an arm's-length basis, they may not reflect terms that would have resulted from arm's-length negotiations among unaffiliated third parties. The terms of the agreements being negotiated in the context of the separation are related to, among other things, allocations of assets and liabilities, rights and indemnification and other obligations between us and Wyndham Destinations. To the extent that certain terms of those agreements provide for rights and obligations that could have been procured from third parties, we may have received better terms from third parties because third parties may have competed with each other to win our business. See "Certain Relationships and Related Party Transactions—Agreements with Wyndham Worldwide Related to the Spin-Off."

We have incurred indebtedness and expect to incur additional indebtedness in connection with the La Quinta acquisition and as part of our spin-off from Wyndham Worldwide and possibly in the future, which may subject us to various restrictions and decrease our profitability.

        In connection with the spin-off and the La Quinta acquisition, we expect to incur indebtedness, including the Notes and the Credit Facilities, and we will be responsible for servicing our own indebtedness and obtaining and maintaining sufficient working capital and other funds to satisfy our cash requirements. The Notes and the Credit Facilities will and future financing arrangements may contain restrictions, covenants and events of default that, among other things, could limit our ability to respond to market conditions, provide for capital investment needs or take advantage of business opportunities by restricting our ability to incur or guarantee additional indebtedness or requiring us to offer to repurchase such indebtedness in the event of a change of control or a change of control triggering event; pay dividends or make distributions; make investments or acquisitions; sell, transfer or otherwise dispose of certain assets; create liens; consolidate or merge; enter into transactions with affiliates; and prepay and repurchase or redeem certain indebtedness. In addition, our financing costs may be higher than they were as part of Wyndham Worldwide.

Our accounting and other management systems and resources may not meet the financial reporting and other requirements to which we will be subject following the spin-off, and failure to achieve and maintain effective internal controls could have a material adverse effect on our business and the price of our common stock.

        As a result of the spin-off, we will be directly subject to reporting and other obligations under U.S. securities laws and will be required to comply with internal controls and reporting requirements thereunder. These reporting and other obligations may place significant demands on our management, administrative and operational resources, including accounting systems and resources and may require us to upgrade our systems, implement additional financial and management controls, reporting systems and procedures and hire additional accounting and finance staff. If we are unable to obtain or maintain adequate financial and management controls, reporting systems, information technology systems and procedures in a timely and effective fashion, our ability to comply with the financial reporting requirements and other rules that apply to reporting companies under U.S. securities laws may be impaired. We expect to incur additional annual expenses for the purpose of addressing these requirements that may be significant.

The spin-off and related transactions may expose us to potential liabilities arising out of state and federal fraudulent conveyance laws and legal distribution requirements.

        While we will receive a solvency opinion from an investment bank confirming that we and Wyndham Worldwide will be adequately capitalized immediately after the spin-off, the spin-off could be challenged under various state and federal fraudulent conveyance laws. An unpaid creditor could claim that Wyndham Destinations did not receive fair consideration or reasonably equivalent value in the spin-off, and that the spin-off left Wyndham Destinations insolvent or with unreasonably small capital or that Wyndham Destinations intended or believed it would incur debts beyond its ability to pay such debts as they mature. If a court were to agree with such a plaintiff, then such court could void the spin-off as a fraudulent transfer and could impose a number of different remedies, including without limitation, returning our assets or your shares in our company to Wyndham Destinations or providing Wyndham Destinations with a claim for money damages against us in an amount equal to the difference between the consideration received by Wyndham Destinations and the fair market value of our company at the time of the spin-off.

Our success will depend in part on our ongoing relationship with Wyndham Destinations after the spin-off.

        In connection with the spin-off, we will enter into a number of agreements with Wyndham Worldwide that will govern the ongoing relationships between Wyndham Worldwide, which will then be known as Wyndham Destinations, and us after the spin-off. Our success will depend, in part, on the maintenance of these ongoing relationships with Wyndham Destinations, Wyndham Destinations' performance of its obligations under these agreements, including Wyndham Destinations' maintenance of the quality of products and services it sells under the "Wyndham" trademark, and certain other trademarks and intellectual property that we license to Wyndham Destinations. In addition, pursuant to the license, development and noncompetition agreement, Wyndham Destinations will pay us certain royalties and other fees. If we are unable to maintain a good relationship with Wyndham Destinations, or if Wyndham Destinations does not perform its obligations under these agreements, fails to maintain the quality of the products and services it sells under the "Wyndham" trademark, and certain other trademarks or fails to pay such royalties, our profitability and revenues could decrease and our growth potential may be adversely affected.

Certain Directors who serve on our Board of Directors will serve as directors of the Wyndham Worldwide board of directors, and ownership of shares of Wyndham Worldwide common stock or equity awards of Wyndham Worldwide Corporation by Directors and executive officers of Wyndham Hotels & Resorts, Inc. may create conflicts of interest or the appearance of conflicts of interest.

        Certain of our Directors who serve on our Board of Directors will continue to serve on the Wyndham Worldwide board of directors, which will then be known as the Wyndham Destinations board of directors. This could create, or appear to create, potential conflicts of interest when our or Wyndham Destinations' management and directors face decisions that could have different implications for us and Wyndham Destinations, including the resolution of any dispute regarding the terms of the agreements governing the spin-off and the relationship between us and Wyndham Destinations after the spin-off, any commercial agreements entered into in the future between us and Wyndham Worldwide and the allocation of such directors' time between us and Wyndham Destinations.

        Because of their current or former positions with Wyndham Worldwide, substantially all of our executive officers and some of our non-employee Directors will own shares of Wyndham Destinations common stock. The continued ownership of Wyndham Destinations common stock by Wyndham Hotels & Resorts, Inc.'s Directors and executive officers following the spin-off creates or may create the appearance of conflicts of interest when these Directors and executive officers are faced with decisions that could have different implications for us and Wyndham Destinations.

If the distribution, together with certain related transactions, were to fail to qualify as a reorganization for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Code, then our stockholders, we and Wyndham Worldwide might be required to pay substantial U.S. federal income taxes (including as a result of indemnification under the Tax Matters Agreement).

        The distribution is conditioned upon Wyndham Worldwide's receipt of opinions of its spin-off tax advisors to the effect that, subject to the assumptions and limitations described therein, the distribution, together with certain related transactions, will qualify as a reorganization for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Code in which no gain or loss is recognized by Wyndham Worldwide Corporation or its stockholders, except, in the case of Wyndham Worldwide stockholders, for cash received in lieu of fractional shares. The opinions of its spin-off tax advisors will be based on, among other things, certain assumptions as well as on the continuing accuracy of certain factual representations and statements that we and Wyndham Worldwide make to the spin-off tax advisors. In rendering their opinion, the spin-off tax advisors will also rely on certain covenants that we and Wyndham Worldwide enter into, including the adherence by Wyndham Worldwide and us to certain restrictions on our future actions contained in the Tax Matters Agreement. If any of the representations or statements that we or Wyndham Worldwide make are or become inaccurate or incomplete, or if we or Wyndham Worldwide breach any of our covenants, the distribution and such related transactions might not qualify for such tax treatment. The opinions of its spin-off tax advisors are not binding on the IRS or a court, and there can be no assurance that the IRS will not challenge the validity of the distribution and such related transactions as a reorganization for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Code eligible for tax-free treatment, or that any such challenge ultimately will not prevail.

        In addition, Wyndham Worldwide has received the IRS Ruling regarding certain U.S. federal income tax aspects of transactions related to the spin-off. Although the IRS Ruling generally is binding on the IRS, the continued validity of the IRS Ruling will be based upon and subject to the continuing accuracy of factual statements and representations made to the IRS by Wyndham Worldwide. In addition, there is a risk that the IRS could promulgate new administrative guidance prior to the spin-off that could adversely impact the tax-free treatment of the distribution (even taking into account the receipt of the IRS Ruling). The IRS Ruling is limited to specified aspects of the spin-off under Section 361 of the Code and does not represent a determination by the IRS that all of the requirements necessary to obtain tax-free treatment to holders of Wyndham Worldwide common stock and to Wyndham Worldwide have been satisfied.

        If the distribution does not qualify as a tax-free transaction for any reason, including as a result of a breach of a representation or covenant, Wyndham Worldwide would recognize a substantial gain attributable to the hotel business for U.S. federal income tax purposes. In such case, under U.S. Treasury regulations, each member of the Wyndham Worldwide consolidated group at the time of the spin-off (including us and certain of our subsidiaries) would be jointly and severally liable for the entire resulting amount of any U.S. federal income tax liability. Additionally, if the distribution of our common stock does not qualify as tax-free under Section 355 of the Code, Wyndham Worldwide stockholders will be treated as having received a taxable distribution equal to the value of our stock distributed, treated as a taxable dividend to the extent of Wyndham Worldwide Corporation's current and accumulated earnings and profits, and then would have a tax-free basis recovery up to the amount of their tax basis in their shares, and then would have taxable gain from the sale or exchange of the shares to the extent of any excess.

Our ability to engage in acquisitions and other strategic transactions is subject to limitations because we are agreeing to certain restrictions intended to support the tax-free nature of the distribution.

        The U.S. federal income tax laws that apply to transactions like the spin-off generally create a presumption that the distribution would be taxable to Wyndham Worldwide (but not to Wyndham Worldwide stockholders) if we engage in, or enter into an agreement to engage in, a transaction that would result in a 50% or greater change by vote or by value in our stock ownership during the four-year period beginning two years before the distribution date, unless it is established that the transaction is not pursuant to a plan or series or transactions related to the distribution. U.S. Treasury regulations currently in effect generally provide that whether an acquisition transaction and a distribution are part of a plan is determined based on all of the facts and circumstances, including specific factors listed in the Treasury regulations. In addition, these Treasury regulations provide several "safe harbors" for acquisition transactions that are not considered to be part of a plan that includes a distribution.

        There are other restrictions imposed on us under current U.S. federal income tax laws with which we will need to comply in order for the distribution and certain related transactions to qualify as a transaction that is tax-free under Sections 368(a)(1)(D) and 355 of the Code. For example, we will generally be required to continue to own and manage our hotel business, and there will be limitations on issuances, redemptions and sales of our stock for cash or other property following the distribution, except in connection with certain stock-for-stock acquisitions and other permitted transactions. If these restrictions are not followed, the distribution could be taxable to Wyndham Worldwide and Wyndham Worldwide stockholders.

        We will enter into a Tax Matters Agreement with Wyndham Worldwide under which we will allocate, between Wyndham Worldwide and ourselves, responsibility for U.S. federal, state and local and non-U.S. income and other taxes relating to taxable periods before and after the spin-off and provide for computing and apportioning tax liabilities and tax benefits between the parties. In the Tax Matters Agreement, we will agree that, among other things, we may not take, or fail to take, any action following the distribution if such action, or failure to act: would be inconsistent with or prohibit the spin-off and certain restructuring transactions related to the distribution and certain related transactions from qualifying as a tax-free reorganization under Sections 368(a)(1)(D) and 355 and related provisions of the Code to Wyndham Worldwide and Wyndham Worldwide stockholders (except with respect to the receipt of cash in lieu of fractional shares of our stock); or would be inconsistent with, or cause to be untrue, any representation, statement, information or covenant made in connection with the IRS Ruling, the tax opinions provided by Wyndham Worldwide's spin-off tax advisors or the Tax Matters Agreement relating to the qualification of the distribution and certain related transactions as a tax-free transaction under Sections 368(a)(1)(D) and 355 and related provisions of the Code.

        In addition, we will agree that we may not, among other things, during the two-year period following the spin-off, except under certain specified circumstances, issue, sell or redeem our stock or other securities (or those of certain of our subsidiaries); liquidate, merge or consolidate with another person; sell or dispose of assets outside the ordinary course of business or materially change the manner of operating our business; or enter into any agreement, understanding or arrangement, or engage in any substantial negotiations with respect to any transaction or series of transactions which would cause us to undergo a specified percentage or greater change in our stock ownership by value or voting power. These restrictions could limit our strategic and operational flexibility, including our ability to finance our operations by issuing equity securities, make acquisitions using equity securities, repurchase our equity securities, or raise money by selling assets or enter into business combination transactions. We will also agree to indemnify Wyndham Worldwide for certain tax liabilities resulting from any such transactions. Further, our stockholders may consider these covenants and indemnity obligations unfavorable as they might discourage, delay or prevent a change of control.

Risks Relating to the Acquisition of La Quinta's Hotel Franchising and Management Businesses

Our ability to achieve the anticipated benefits of the La Quinta acquisition will depend in part on the success of the La Quinta spin-off and our relationship with CorePoint.

        In connection with the La Quinta acquisition, La Quinta Holdings Inc. and its subsidiaries (excluding CorePoint and its subsidiaries), which will become indirect wholly-owned subsidiaries of Wyndham Hotels & Resorts, Inc. following the completion of the acquisition, have entered and will enter into agreements with CorePoint and its subsidiaries that will govern the ongoing relationships between CorePoint and us after the consummation of the La Quinta acquisition, the internal reorganization and the spin-off. These agreements will, among other things, include arrangements with respect to employee matters, tax matters, transitional services and hotel management and franchise matters, as well as the allocations of assets and liabilities, rights and indemnification and other obligations between La Quinta and CorePoint. Our success will depend, in part, on the maintenance of these relationships with CorePoint and its performance of its obligations under these agreements. If we are unable to maintain a good relationship with CorePoint, if it does not perform its obligations under these agreements, does not renew such agreements following their expiration or the CorePoint spin-off exposes us to liabilities and legal proceedings, our profitability and revenues could decrease, we may not realize the anticipated benefits of the La Quinta acquisition and our growth potential may be adversely affected.

The anticipated benefits of the acquisition of La Quinta's hotel franchising and management businesses may not be realized fully or at all and may take longer to realize than expected.

        The acquisition of La Quinta's hotel franchising and management businesses involves the integration of two companies that have previously operated independently with principal offices in two distinct locations. The integration process may be complex, costly and time-consuming, which could adversely affect the combined company's businesses, financial results and financial condition. Our management team will be required to devote significant attention and resources to integrating the two companies. Even if we are able to integrate the business operations of the two companies successfully, this integration may not result in the realization of the full benefits of synergies, cost savings, innovation and operational efficiencies that we expect to realize or these benefits may not be achieved within a reasonable period of time.

        The difficulties of integration may include: integrating the acquired hotel franchising and management businesses of La Quinta into Wyndham Hotels; implementing our business plan for the combined company; integrating information, communications and other systems and internal controls over accounting and financial reporting; consolidating corporate and administrative functions; conforming standards, controls, procedures and policies, business cultures and compensation structures between Wyndham Hotels and La Quinta's hotel franchising and management businesses; retaining franchisees; establishing a mutually beneficial relationship with CorePoint, which will own the more than 300 hotels in the La Quinta hotel management portfolio; and retaining key personnel.

        The success of our acquisition of La Quinta's hotel franchising and management businesses will depend in part on the retention of franchisees and key employees. We may not be able to retain franchisees, senior executives or key personnel. Furthermore, uncertainty about the effect of the La Quinta acquisition on La Quinta's employees may impair its ability to retain and motivate key personnel until and after the consummation of the La Quinta acquisition and to progress signed franchise agreements to property construction and opening. If such franchisees and key employees are not retained or if signed franchise agreements do not give rise to property openings at a typical pace, Wyndham Hotels may not realize the anticipated benefits of the La Quinta acquisition.

The acquisition of La Quinta's hotel franchising and management businesses may not be consummated on the proposed terms, within the expected timeframe, or at all.

        Completion of the acquisition of La Quinta's hotel franchising and management businesses is subject to the satisfaction of various conditions, including the receipt of approval from the La Quinta Holdings Inc. stockholders and government agencies. All of the various conditions to the La Quinta acquisition may not be satisfied, and the La Quinta acquisition may not be completed on the proposed terms, within the expected timeframe, or at all. If Wyndham Worldwide is unable to complete the proposed transaction, it will have incurred substantial expenses and diverted significant management time and resources from its ongoing business without the intended benefit. For more information about the acquisition of La Quinta's hotel franchising and management businesses, see "Summary—Recent Developments—The La Quinta Acquisition" and "Our Business—Recent Developments—The La Quinta Acquisition."

We will incur significant one-time transaction costs in connection with the La Quinta acquisition.

        We expect to incur significant one-time integration costs and capital investments in connection with the La Quinta acquisition, including legal, financing, accounting and financial advisory fees and expenses, which we currently estimate to be approximately $100 million. The substantial majority of these costs will be non-recurring expenses related to the La Quinta acquisition. These costs and expenses are not reflected in the pro forma financial information included in this information statement.

Risks Relating to Our Common Stock

There is no existing market for our common stock, and a trading market that will provide you with adequate liquidity may not develop for our common stock. In addition, once our common stock begins trading, the market price of shares of our common stock may fluctuate widely.

        There is currently no public market for our common stock and an active trading market for our common stock may not develop as a result of the distribution or be sustained in the future. The lack of an active trading market may make it more difficult for you to sell your shares and could lead to our share price being depressed or more volatile.

        We cannot predict the prices at which our common stock may trade after the distribution. The market price of our common stock may fluctuate widely, depending upon many factors, some of which may be beyond our control, including:

  •
  our business profile and market capitalization may not fit the investment objectives of Wyndham Worldwide stockholders, especially stockholders who hold Wyndham Worldwide common stock based on Wyndham Worldwide Corporation's inclusion in the S&P 500 Index, as our common stock may not be included in the S&P 500 Index, and as a result, Wyndham Worldwide stockholders may sell our shares after the distribution;

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  a shift in our investor base;

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  success or failure of our business strategies;

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  failure to achieve our growth and performance objectives;

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  our quarterly or annual earnings, or those of other companies in our industry;

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  our ability to obtain financing as needed;

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  changes in laws and regulations affecting our business;

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  changes in accounting standards, policies, guidance, interpretations or principles;

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  announcements by us or our competitors of significant acquisitions or dispositions;

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  the failure of securities analysts to cover our common stock after the distribution or negative views about our stock or our business expressed by securities analysts;

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  changes in earnings estimates by securities analysts or our ability to meet those estimates;

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  the operating and stock price performance of other comparable companies;

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  overall market fluctuations;

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  actual or anticipated fluctuations in our operating results due to the seasonality of our business and other factors related to our business; and

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  general economic conditions.

        For many reasons, including the risks identified in this information statement, the market price of our common stock following the spin-off may be more volatile than the market price of Wyndham Worldwide common stock before the spin-off. These factors may result in short-term or long-term negative pressure on the value of our common stock. Stock markets in general have experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations may adversely affect the trading price of our common stock.

Your percentage ownership in Wyndham Hotels may be diluted in the future.

        Your percentage ownership in Wyndham Hotels may be diluted in the future because of equity awards that we expect will be issued to our Directors, officers and employees, the accelerated vesting of certain equity awards with respect to our common stock, and any future sales of stock by the Company or any issuances thereof in connection with an acquisition.

        Upon completion of the spin-off, pursuant to the Employee Matters Agreement outstanding performance-vesting Wyndham Worldwide Corporation equity awards will fully time vest, without pro-ration, and performance vest based on actual performance determined as of the spin-off and will be settled in both Wyndham Worldwide common stock and our common stock; and holders of outstanding time-vesting Wyndham Worldwide Corporation equity awards will retain such Wyndham Worldwide Corporation equity awards and receive an equal number of time-vesting equity awards with respect to our common stock. Unvested time-vesting awards with respect to our common stock held by directors, officers and employees of Wyndham Worldwide will vest upon completion of the spin-off, generally subject to the relevant individual's continued employment with Wyndham Worldwide through completion of the spin-off. Unvested time-vesting awards with respect to our common stock held by our Directors, officers and employees will generally vest upon the earliest to occur of (i) the six-month anniversary of the completion of the spin-off, subject to the relevant individual's continued employment with us through such six-month anniversary date, (ii) our termination of the relevant individual's employment without "cause," and (iii) the date on which such equity award would have vested in accordance with the terms of the existing award agreement, subject to the relevant individual's continued employment with us through the applicable vesting date. We expect that up to 1.4 million shares of Wyndham Hotels common stock will be issued pursuant to equity awards vesting in connection with the spin-off.

        Additionally, in connection with the spin-off, on March 1, 2018, the Wyndham Worldwide board of directors awarded to those expected to be our officers and employees, in the aggregate, 90,412 restricted stock units with respect to Wyndham Worldwide common stock, in order to encourage continued employment with Wyndham Hotels after consummation of the spin-off. Pursuant to the Employee Matters Agreement, upon completion of the spin-off, holders of these Wyndham Worldwide Corporation restricted stock units will retain such Wyndham Worldwide Corporation restricted stock units and receive an equal number of restricted stock units with respect to Wyndham Hotels common stock, totaling 90,412 in the aggregate. These restricted stock units are expected to fully vest at the earlier of 30 days after the first anniversary of the consummation of the spin-off or December 31, 2019, subject to certain customary conditions, and are not subject to acceleration in connection with the spin-off.

Provisions in our amended and restated certificate of incorporation, amended and restated by-laws and Delaware law may prevent or delay an acquisition of Wyndham Hotels, which could decrease the trading price of our common stock.

        Our amended and restated certificate of incorporation, amended and restated by-laws and Delaware corporate law contain or will contain provisions that are intended to deter or delay coercive takeover practices and inadequate takeover bids. For example, our amended and restated certificate of incorporation and amended and restated by-laws will require advance notice for stockholder proposals, place limitations on convening stockholder meetings, authorize our Board to issue one or more series of preferred stock and provide for the classification of our Board of Directors until the third annual meeting of stockholders following the distribution, which we expect to hold in 2021. Further information on such provisions in the amended and restated certificate of incorporation and amended and restated by-laws can be found in the section titled "Description of Capital Stock."

        Delaware law also imposes some restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock. We believe these provisions protect our stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirors to negotiate with our Board of Directors and by providing our Board of Directors with more time to assess any acquisition proposal. These provisions are not intended to make us immune from takeovers. However, these provisions apply even if the offer may be considered beneficial by some stockholders and could delay or prevent an acquisition that our Board of Directors determines is not in the best interests of our company and our stockholders.

Our amended and restated by-laws will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our Directors, officers or employees.

        Our amended and restated by-laws will provide that, subject to limited exceptions, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for derivative actions; claims related to a breach of a fiduciary duty, corporate law, our certificate of incorporation or our bylaws; or under the internal affairs doctrine. This choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our Directors, officers or other employees, which may discourage such lawsuits against us and our Directors, officers and employees.

We may not pay dividends on our common stock, and the terms our indebtedness could limit our ability to pay dividends on our common stock.

        We intend to pay regular quarterly cash dividends. However, any decision to declare and pay dividends will be made at the sole discretion of our Board of Directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our Board of Directors may deem relevant. There can be no assurance that a payment of a dividend will occur in the future.

 SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

        This information statement contains forward-looking statements including in the sections titled "Summary," "Risk Factors," "The Spin-Off," "Trading Market," "Dividend Policy," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Our Business," that are based on our management's beliefs and assumptions and on information currently available to our management. Forward-looking statements include, but are not limited to, statements related to our expectations regarding the performance of our business, our financial results, our liquidity and capital resources, the benefits resulting from the spin-off, the benefits resulting from the La Quinta acquisition, the effects of competition and the effects of future legislation or regulations and other non-historical statements. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words "outlook," "believes," "expects," "outlook," "potential," "continues," "may," "might," "will," "should," "could," "seeks," "approximately," "goals," "future," "projects," "predicts," "guidance," "target," "intends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words.

        The risk factors discussed in "Risk Factors" could cause our results to differ materially from those expressed in forward-looking statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include general economic conditions, the performance of the financial and credit markets, the economic environment for the hotel industry, the impact of war, terrorist activity or political strife, operating risks associated with our hotel businesses, uncertainties that may delay or negatively impact the spin-off or cause the spin-off to not occur at all, uncertainties related to our ability to realize the anticipated benefits of the spin-off, uncertainties related to our ability to successfully complete the spin-off on a tax-free basis within the expected time frame or at all, unanticipated developments that delay or otherwise negatively affect the spin-off, uncertainties related to our ability to obtain financing or the terms of such financing, unanticipated developments related to the impact of the spin-off and the La Quinta acquisition on our relationships with franchisees, hotel owners, guests, suppliers, employees, Wyndham Worldwide and others with whom we and La Quinta have relationships, unanticipated developments resulting from possible disruption to our operations resulting from the spin-off and the La Quinta acquisition, the potential impact of the spin-off, the La Quinta acquisition and related transactions on our and La Quinta's hotel franchising and management businesses' credit ratings, uncertainties that may delay or negatively impact the La Quinta acquisition or cause it to not occur at all, including the timing, receipt and terms of any required governmental approvals and the ability to satisfy the other conditions to the La Quinta acquisition, uncertainties related to the successful integration of La Quinta's hotel franchising and management businesses and our ability to realize the anticipated benefits of the La Quinta acquisition, unanticipated developments resulting from possible disruption to our and La Quinta's hotel franchising and management businesses' operations as a result of the La Quinta acquisition and uncertainties related to La Quinta Holdings Inc.'s ability to successfully complete its spin-off as contemplated or at all and to realize the anticipated benefits thereof. There may be other risks and uncertainties that we are unable to predict at this time or that we currently do not expect to have a material adverse effect on our business. Any such risks could cause our results to differ materially from those expressed in forward-looking statements.

        Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements. You should not place undue reliance on any forward-looking statements in this information statement. We do not have any obligation to update forward-looking statements after we distribute this information statement except as required by law.

 THE SPIN-OFF

Background

        On August 2, 2017, Wyndham Worldwide announced its intention to spin-off Wyndham Hotels, following which Wyndham Hotels & Resorts, Inc. will be an independent, publicly traded company. As part of the spin-off, Wyndham Worldwide, which will be known as Wyndham Destinations after the completion of the spin-off, will effect an internal reorganization to properly align the appropriate businesses within each of Wyndham Hotels and Wyndham Worldwide whereby, among other things: (i) all of the assets and liabilities (whether accrued, contingent or otherwise) associated with the hotel business, subject to certain exceptions, will be retained by or transferred to Wyndham Hotels; and (ii) all other assets and liabilities (whether accrued, contingent or otherwise) of Wyndham Worldwide, subject to certain exceptions (including the shared contingent assets and the shared contingent liabilities), will be retained by or transferred to Wyndham Destinations. See "—Manner of Effecting the Spin-Off—Internal Reorganization."

        To complete the spin-off, Wyndham Worldwide will, following the internal reorganization, distribute to Wyndham Worldwide stockholders all of the outstanding shares of Wyndham Hotels common stock. The distribution will occur on the distribution date, which is expected to be                        , 2018. Each holder of Wyndham Worldwide common stock will receive one share of our common stock for each share of Wyndham Worldwide common stock held at 5:00 p.m., Eastern time, on                        , 2018, the record date. After completion of the spin-off:

  •
  Wyndham Hotels & Resorts, Inc. will be an independent, publicly traded company (listed on the New York Stock Exchange under the ticker symbol "WH"), and will own and operate Wyndham Worldwide's hotel business; and

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  Wyndham Worldwide Corporation, which will then be known as Wyndham Destinations, Inc., will continue to be an independent company, is expected to continue to be listed on the New York Stock Exchange under its new symbol, "WYND", and will continue to own and operate its vacation ownership, timeshare exchange and vacation rental businesses.

        Each holder of Wyndham Worldwide common stock will continue to hold his, her or its shares in Wyndham Worldwide. No vote of Wyndham Worldwide stockholders is required or is being sought in connection with the spin-off, including the internal reorganization, and Wyndham Worldwide stockholders will not have any appraisal rights in connection with the spin-off.

        The distribution is subject to the satisfaction or waiver of certain conditions. In addition, until the distribution has occurred, the Wyndham Worldwide board of directors has the right to not proceed with the distribution, even if all of the conditions are satisfied. See "—Conditions to the Distribution."

Reasons for the Spin-Off

        The Wyndham Worldwide board of directors believes that the spin-off is in the best interests of Wyndham Worldwide and Wyndham Worldwide stockholders because the spin-off is expected to provide various benefits, including: (i) enhanced strategic and management focus for each company; (ii) more efficient capital allocation, direct access to capital and expanded growth opportunities for each company; (iii) the ability to implement a tailored approach to recruiting and retaining employees at each company; (iv) improved investor understanding of the business strategy and operating results of each company; and (v) enhanced investor choices by offering investment opportunities in separate entities.

        Enhanced Strategic and Management Focus.    The hotel business and the vacation ownership, timeshare exchange and vacation rental businesses currently compete with each other for management attention and resources. The spin-off should permit each company to tailor its business strategies to best address market opportunities in its industry. In addition, the spin-off should allow the management of each company to enhance its strategic vision and focus on the core business and growth of each company. The spin-off should provide each company with the flexibility needed to pursue its own goals and serve its own needs.

        More Efficient Capital Allocation, Direct Access to Capital and Expanded Growth Opportunities.    As part of Wyndham Worldwide, the hotel business effectively competes with the vacation ownership, timeshare exchange and vacation rental businesses for capital resources. After the spin-off, however, each company should be able to access the capital markets directly to fund its growth strategy and to establish a capital structure tailored to its business needs. Each company should be able to allocate capital and make investments as its management determines in order to grow its business. Moreover, the liquidity of its stock should enable Wyndham Hotels to use its securities to fund future growth. Accordingly, following the spin-off, Wyndham Hotels is expected to have additional flexibility to pursue acquisitions, including using its stock.

        Tailored Approach to Recruiting and Retaining Employees.    After the spin-off, each company should be able to recruit and retain employees with expertise directly applicable to its needs under compensation policies appropriate for its specific business. In particular, following the distribution, the value of equity-based incentive compensation arrangements reflected in each company's stock price should be more closely aligned with the performance of its business. Such equity-based compensation arrangements should also provide enhanced incentives for employee performance and improve the ability of each company to attract, retain and motivate qualified personnel, including management and key employees considered essential to that company's future success.

        Improved Investor Understanding.    After the spin-off, investors will receive disclosure about our operating results and Wyndham Worldwide's operating results on a stand-alone basis, which should enable them to better evaluate the financial performance of each company, as well as each company's strategy within the context of its industry, thereby increasing the likelihood that each company's common stock will be appropriately valued by the market.

        Enhanced Investor Choices by Offering Investment Opportunities in Separate Entities.    The Wyndham Worldwide board of directors believes that the hotel business and the vacation ownership, timeshare exchange and vacation rental businesses each appeal to different types of investors with different investment goals and risk profiles. Finding investors who want to invest in both industries together may be more challenging than finding investors for each individually. After the spin-off, investors will be able to pursue investment goals in either or both companies. In addition, the management of each company will be able to establish goals, implement business strategies and evaluate growth opportunities in light of investor expectations specific to that company's respective business, without undue consideration of investor expectations for the other business. Each company will also be able to focus its public relations efforts on cultivating its own separate identity.

Manner of Effecting the Spin-Off

        The general terms and conditions relating to the spin-off will be set forth in the Separation and Distribution Agreement between Wyndham Hotels & Resorts, Inc. and Wyndham Destinations, Inc.

Internal Reorganization

        Wyndham Hotels & Resorts, Inc. was incorporated as a Delaware corporation on October 24, 2017 for the purpose of holding Wyndham Worldwide's hotel business. As part of the spin-off, Wyndham Worldwide, which will be known as Wyndham Destinations after the completion of the spin-off, will effect an internal reorganization, pursuant to which, among other things: (i) all of the assets and liabilities (whether accrued, contingent or otherwise) associated with the hotel business, subject to certain exceptions, will be retained by or transferred to Wyndham Hotels; and (ii) all other assets and liabilities

(whether accrued, contingent or otherwise) of Wyndham Worldwide, subject to certain exceptions (including the shared contingent assets and the shared contingent liabilities), will be retained by or transferred to Wyndham Destinations.

Distribution of Shares of Our Common Stock

        Under the Separation and Distribution Agreement, the distribution will be effective as of 5:00 p.m., Eastern time, on                        , 2018, the distribution date. As a result of the spin-off, on the distribution date, each holder of Wyndham Worldwide common stock will receive one share of our common stock for each share of Wyndham Worldwide common stock that he, she or it owns as of 5:00 p.m., Eastern time, on                        , 2018, the record date. The actual number of shares to be distributed will be determined based on the number of shares of Wyndham Worldwide common stock expected to be outstanding as of the record date and will be reduced to the extent that cash payments are to be made in lieu of the issuance of fractional shares of Wyndham Hotels common stock. The actual number of shares of Wyndham Hotels common stock to be distributed will be calculated as of the record date. The shares of Wyndham Hotels common stock to be distributed by Wyndham Worldwide Corporation will constitute all of the issued and outstanding shares of Wyndham Hotels common stock immediately prior to the distribution. The diagrams below, simplified for illustrative purposes, show (i) the current structure of the entities conducting the Wyndham Worldwide business and (ii) the structure of Wyndham Destinations and Wyndham Hotels immediately after completion of the spin-off.

Structure Before
the Spin-Off

Structure Following
the Spin-Off

        On the distribution date, Wyndham Worldwide Corporation will release the shares of our common stock to our distribution agent to distribute to Wyndham Worldwide stockholders. Our distribution agent will credit the shares of our common stock to the book-entry accounts of Wyndham Worldwide stockholders established to hold their shares of our common stock. Our distribution agent will send these stockholders a statement reflecting their ownership of our common stock. Book-entry refers to a method of recording stock ownership in our records in which no physical certificates are issued. For stockholders who own Wyndham Worldwide common stock through a broker or other nominee, their shares of our common stock will be credited to these stockholders' accounts by the broker or other nominee. It may take the distribution agent up to two weeks to distribute shares of our common stock to Wyndham Worldwide stockholders or to their bank or brokerage firm electronically by way of direct registration in book-entry form. Trading of our stock will not be affected by this delay in distribution by the distribution agent. As further discussed below, we will not issue fractional shares of our common stock in the distribution.

        Wyndham Worldwide stockholders will not be required to make any payment or surrender or exchange their shares of Wyndham Worldwide common stock or take any other action to receive their shares of our common stock. No vote of Wyndham Worldwide stockholders is required or sought in connection with the spin-off, including the internal reorganization, and Wyndham Worldwide stockholders have no appraisal rights in connection with the spin-off.

Treatment of Fractional Shares

        The distribution agent will not distribute any fractional shares of our common stock to Wyndham Worldwide stockholders. Instead, as soon as practicable on or after the distribution date, the distribution agent will aggregate fractional shares of our common stock to which Wyndham Worldwide stockholders of record would otherwise be entitled into whole shares, sell them in the open market at the prevailing market prices and then distribute the aggregate net sale proceeds ratably to Wyndham Worldwide stockholders who would otherwise have been entitled to receive fractional shares of our common stock. The amount of this payment will depend on the prices at which the distribution agent sells the aggregated fractional shares of our common stock in the open market shortly after the distribution date and will be reduced by any amount required to be withheld for tax purposes and any brokerage fees and other expenses incurred in connection with these sales of fractional shares. Receipt of the proceeds from these sales generally will result in a taxable gain or loss to those Wyndham Worldwide stockholders. Each stockholder entitled to receive cash proceeds from these shares should consult his, her or its own tax advisor as to the stockholder's particular circumstances. The tax consequences of the distribution are described in more detail under "—Material U.S. Federal Income Tax Consequences of the Distribution."

Transaction and Separation Costs

        One-time separation costs related to the spin-off are expected to be approximately $330 million, consisting of estimated transaction costs, including debt issuance costs, legal, accounting, capital markets fees and expenses, investment banking, transaction bonuses, severance, modifications to incentive equity awards, and other costs relating to the internal reorganization. Separation costs related to non-cash incentive equity awards are estimated to be $160 million. Pursuant to the Separation and Distribution Agreement, these separation costs and expenses are to be primarily borne by Wyndham Worldwide, which amount to approximately $280 million, with a portion of employee-related costs being borne by Wyndham Hotels which are estimated to be $50 million.

Material U.S. Federal Income Tax Consequences of the Distribution

        The following is a summary of the material U.S. federal income tax consequences to the holders of shares of Wyndham Worldwide common stock in connection with the distribution and certain related transactions. This summary is based on the Code, the Treasury regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as in effect as of the date of this information statement, and all of which are subject to differing interpretations and may change at any time, possibly with retroactive effect. Any such change could affect the tax consequences described below. This summary assumes that the spin-off will be consummated in accordance with the Separation and Distribution Agreement and as described in this information statement.

        This summary is limited to holders of shares of Wyndham Worldwide common stock that are U.S. Holders, as defined immediately below. For purposes of this summary, a U.S. Holder is a beneficial owner of Wyndham Worldwide common stock that is, for U.S. federal income tax purposes:

  •
  an individual who is a citizen or a resident of the United States;

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  a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any state thereof or the District of Columbia;

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  an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

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  a trust (i) with respect to which a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or (ii) that has a valid election in place under applicable Treasury regulations to be treated as a U.S. person.

        This summary does not discuss all tax considerations that may be relevant to Wyndham Worldwide stockholders in light of their particular circumstances, nor does it address the consequences to Wyndham Worldwide stockholders subject to special treatment under the U.S. federal income tax laws, such as:

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  persons acting as nominees or otherwise not as beneficial owners;

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  dealers or traders in securities or currencies;

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  broker-dealers;

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  traders in securities that elect to use the mark-to-market method of accounting;

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  tax-exempt entities;

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  cooperatives;

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  banks, trusts, financial institutions or insurance companies;

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  persons who acquired shares of Wyndham Worldwide common stock pursuant to the exercise of employee stock options or otherwise as compensation;

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  stockholders who own, or are deemed to own, at least 10% or more, by voting power or value, of Wyndham Worldwide Corporation equity;

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  holders owning Wyndham Worldwide common stock as part of a position in a straddle or as part of a hedging, conversion, constructive sale, synthetic security, integrated investment, or other risk reduction transaction for U.S. federal income tax purposes;

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  regulated investment companies;

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  REITs;

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  former citizens or former long-term residents of the United States or entities subject to Section 7874 of the Code;

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  holders who are subject to the alternative minimum tax;

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  pass-through entities (such as entities treated as partnerships for U.S. federal income tax purposes); or

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  persons that own Wyndham Worldwide common stock through partnerships or other pass-through entities, including any persons subject to Section 1061 of the Code.

        This summary does not address the U.S. federal income tax consequences to Wyndham Worldwide stockholders who do not hold shares of Wyndham Worldwide common stock as a capital asset. Moreover, this summary does not address any state, local or non-U.S. tax consequences, or any federal tax other than U.S. federal income tax consequences (such as estate or gift tax consequences or the Medicare tax on certain investment income).

        If a partnership (or any other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds shares of Wyndham Worldwide common stock, the tax treatment of a partner in that partnership generally will depend on the status of the partner and the activities of the partner and the partnership. Such a partner or partnership is urged to consult its tax advisor as to the tax consequences of the spin-off.

        WE URGE YOU TO CONSULT WITH YOUR TAX ADVISOR AS TO THE SPECIFIC U.S. FEDERAL, STATE AND LOCAL, AND NON-U.S. TAX CONSEQUENCES OF THE SPIN-OFF IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES.

 Treatment of the Spin-Off

        The distribution is conditioned upon Wyndham Worldwide's receipt of the opinions of its spin-off tax advisors to the effect that, subject to the assumptions and limitations described therein, the distribution of our common stock and certain related transactions will qualify as a reorganization under Sections 368(a)(1)(D) and 355 of the Code that is tax-free to Wyndham Worldwide Corporation and its stockholders, except, in the case of Wyndham Worldwide stockholders, for cash received in lieu of fractional shares. In addition to obtaining the opinions, Wyndham Worldwide has received the IRS Ruling related to certain U.S. federal income tax consequences of aspects of the spin-off. Assuming the distribution of our common stock qualifies for such treatment, for U.S. federal income tax purposes:

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  no gain or loss will be recognized by Wyndham Worldwide as a result of the spin-off (except possible gain or loss arising out of certain internal reorganization transactions undertaken in connection with the spin-off and with respect to certain items required to be taken into account under Treasury regulations relating to consolidated federal income tax returns);

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  no gain or loss will be recognized by, or be includible in the income of, a U.S. Holder solely as a result of the receipt of our common stock in the spin-off;

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  the aggregate tax basis of the shares of Wyndham Worldwide common stock and shares of our common stock, including any fractional share deemed received, in the hands of each U.S. Holder immediately after the spin-off will be the same as the aggregate tax basis of the shares of Wyndham Worldwide common stock held by such holder immediately before the spin-off, allocated between the shares of Wyndham Worldwide common stock and shares of our common stock, including any fractional share deemed received, in proportion to their relative fair market values immediately following the spin-off; and

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  the holding period with respect to shares of our common stock received by U.S. Holders will include the holding period of their shares of Wyndham Worldwide common stock, provided that such shares of Wyndham Worldwide common stock are held as capital assets immediately following the spin-off.

        U.S. Holders that have acquired different blocks of Wyndham Worldwide common stock at different times or at different prices are urged to consult their tax advisors regarding the allocation of their aggregate adjusted basis among, and their holding period of, our common stock and Wyndham Worldwide common stock.

        If a U.S. Holder receives cash in lieu of a fractional share of our common stock as part of the distribution, the U.S. Holder will be treated as though it first received a distribution of the fractional share in the distribution and then sold it for the amount of cash actually received. Such U.S. Holder will generally recognize capital gain or loss measured by the difference between the cash received for such fractional share and the U.S. Holder's tax basis in that fractional share, as determined above. Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder's holding period for the Wyndham Worldwide common stock exceeds one year on the date of the distribution. The deductibility of capital losses is subject to significant limitations.

        The opinions of the spin-off tax advisors will not address any U.S. state or local or non-U.S. consequences of the spin-off. The opinions will assume that the distribution and certain related transactions will be completed according to the terms of the Separation and Distribution Agreement, and will rely on the IRS Ruling and the facts as stated in the Separation and Distribution Agreement, the Tax Matters Agreement, the other ancillary agreements, this information statement and a number of other documents. The opinions will also be based on, among other things, current law and certain assumptions and representations as to factual matters made by Wyndham Worldwide and us. Any change in currently applicable law, which may or may not be retroactive, or the failure of any factual representation or assumption to be true, correct and complete in all material respects, could adversely affect the conclusions reached by the spin-off tax advisors in the opinions. The opinions will be expressed as of the date issued and do not cover subsequent periods. The opinions will represent the spin-off tax advisors' best legal judgment based on current law. The opinions of the spin-off tax advisors will not be binding on the IRS or the courts, and the IRS or the courts may not agree with the conclusions expressed in the opinions. We cannot assure you that the IRS will agree with the conclusions set forth in the opinions, and it is possible that the IRS or another tax authority could adopt a position contrary to one or all of those conclusions and that a court could sustain that contrary position. If any of the facts, representations, assumptions or undertakings described or made in connection with the opinions are not correct, are incomplete or have been violated, our ability to rely on the opinions could be jeopardized. We are not aware of any facts or circumstances, however, that would cause these facts, representations or assumptions to be untrue or incomplete, or that would cause any of these undertakings to fail to be complied with, in any material respect.

        If, notwithstanding the conclusions included in the opinions and the IRS Ruling, it is ultimately determined that the distribution of our common stock and certain related transactions do not qualify for tax-free treatment for U.S. federal income tax purposes, then Wyndham Worldwide could recognize taxable gain or loss in an amount equal to the difference, if any, of the fair market value of the shares of our common stock over its tax basis in such shares. In addition, if the distribution of our common stock does not qualify as tax-free under Section 355 of the Code, each Wyndham Worldwide stockholder that receives shares of our common stock in the spin-off would be treated as receiving a distribution in an amount equal to the fair market value of our common stock that was distributed to the stockholder, which would generally be taxed as a dividend to the extent of the stockholder's pro rata share of Wyndham Worldwide Corporation's current and accumulated earnings and profits, including Wyndham Worldwide Corporation's taxable gain, if any, on the spin-off, then treated as a non-taxable return of capital to the extent of the stockholder's basis in the Wyndham Worldwide stock and thereafter treated as capital gain from the sale or exchange of Wyndham Worldwide common stock.

        Under current U.S. federal income tax law, certain non-corporation citizens or residents of the United States (including individuals) currently are subject to U.S. federal income tax on dividends (assuming certain holding period requirements are met) and long-term capital gains (i.e., capital gains on assets held for more than one year) at reduced rates.

        Even if the distribution otherwise qualifies for tax-free treatment under Section 355 of the Code, the spin-off may result in corporate level taxable gain to Wyndham Worldwide under Section 355(e) of the Code if 50% or more, by vote or value, of the Wyndham Worldwide stock or our stock is treated as acquired or issued as part of a plan or series of related transactions that includes the distribution (including as a result of transactions occurring before the spin-off). The process for determining whether an acquisition or issuance triggering these provisions has occurred is complex, inherently factual and subject to interpretation of the facts and circumstances of a particular case, and any such acquisitions may not be within our or Wyndham Worldwide's control. For this purpose, any acquisitions or issuances of Wyndham Worldwide stock within two years before the distribution, and any acquisitions or issuances of our stock or Wyndham Worldwide stock within two years after the distribution generally are presumed to be part of such a plan (subject to certain exceptions and safe harbors), although we or Wyndham Worldwide, as applicable, may be able to rebut that presumption. If an acquisition or issuance of our stock or Wyndham Worldwide stock triggers the application Section 355(e) of the Code, Wyndham Worldwide or we could incur significant U.S. federal income tax liabilities attributable to the distribution and certain related transactions, but the distribution would generally be tax-free to each of Wyndham Worldwide stockholders, as described above.

        Treasury regulations require each U.S. Holder that owns at least 5% of the total outstanding Wyndham Worldwide common stock to attach to their U.S. federal income tax returns for the year in which the spin-off occurs a statement setting forth certain information with respect to the transaction. U.S. Holders are urged to consult their tax advisors to determine whether they are required to provide the foregoing statement and the contents thereof.

Results of the Spin-Off

        After the spin-off, we will be an independent, publicly traded company. Immediately following the spin-off, we expect to have approximately 5,100 record holders of shares of our common stock and approximately 100 million shares of our common stock outstanding, based on the number of stockholders and outstanding shares of Wyndham Worldwide common stock on March 31, 2018 and assuming each holder of Wyndham Worldwide common stock will receive one share of Wyndham Hotels common stock for each share of Wyndham Worldwide common stock. The actual number of shares to be distributed will be determined as of the record date and will reflect any repurchases of shares of Wyndham Worldwide common stock and issuances of shares of Wyndham Worldwide common stock in respect of awards under Wyndham Worldwide Corporation equity-based incentive plans between the date the Wyndham Worldwide board of directors declares the dividend for the distribution and the record date for the distribution.

        The spin-off will result in the acceleration of certain outstanding equity awards issued to our Directors, executive officers and employees under the Wyndham Worldwide Corporation equity incentive plan. Holders of such equity awards will continue to hold such equity awards with respect to Wyndham Worldwide common stock and also receive additional equity awards with respect to our common stock. Time-vesting equity awards with respect to Wyndham Worldwide common stock and all performance-vesting equity awards will vest and become exercisable or be settled, as applicable, immediately upon completion of the spin-off. Time-vesting equity awards with respect to our common stock will vest upon the earliest to occur of (i) the six-month anniversary of the completion of the spin-off, subject to the relevant individual's continued employment with us through such six-month anniversary date, (ii) our termination of the relevant individual's employment without "cause," or (iii) the date on which such equity award would have vested in accordance with the terms of the existing award agreement, subject to the relevant individual's continued employment with us through the applicable vesting date. The foregoing accelerated vesting treatment does not apply to the Wyndham Worldwide Corporation restricted stock units granted on March 1, 2018. For information regarding the treatment of equity awards of Directors and executive officers of Wyndham Hotels & Resorts, Inc. which will either become exercisable or be settled in shares of Wyndham Worldwide common stock and our common stock and will be outstanding after the distribution, see "Certain Relationships and Related Party Transactions—Agreements with Wyndham Worldwide Related to the Spin-Off—Employee Matters Agreement" and "Management."

        Before the spin-off, we will enter into several agreements with Wyndham Worldwide to effect the spin-off and provide a framework for our relationship with Wyndham Worldwide after the spin-off. These agreements will govern the relationship between us and Wyndham Worldwide after completion of the spin-off and provide for the allocation between us and Wyndham Worldwide of the assets, liabilities, rights and obligations of Wyndham Worldwide. See "Certain Relationships and Related Party Transactions—Agreements with Wyndham Worldwide Related to the Spin-Off."

        In connection with the spin-off, Wyndham Worldwide expects to pay transaction bonuses to certain of its officers and employees who will become our executive officers and employees following the spin-off, both in connection with their prior service and to ensure retention of such executive officers and employees following the consummation of the spin-off. See "Executive and Director Compensation—Agreements with Named Executive Officers" for a description of the transaction bonuses expected to be paid to our named executive officers.

Trading Prior to the Distribution Date

        It is anticipated that, at least one trading day prior to the record date and continuing up to and including the distribution date, there will be a "when-issued" market in our common stock. When-issued trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. The when-issued trading market will be a market for shares of our common stock that will be distributed to Wyndham Worldwide stockholders on the distribution date. Any Wyndham Worldwide stockholder who owns shares of Wyndham Worldwide common stock at 5:00 p.m., Eastern time, as of the record date will be entitled to shares of our common stock distributed in the spin-off. Wyndham Worldwide stockholders may trade this entitlement to shares of our common stock, without the shares of Wyndham Worldwide common stock they own, on the when-issued market. On the first trading day following the distribution date, we expect when-issued trading with respect to our common stock will end and "regular-way" trading will begin. See "Trading Market."

        Following the distribution date, we expect shares of our common stock to be listed on the New York Stock Exchange, under the ticker symbol "WH." We will announce the when-issued ticker symbol if and when it becomes available.

        It is also anticipated that, at least one trading day prior to the record date and continuing up to and including the distribution date, there will be two markets in Wyndham Worldwide common stock: a

"regular-way" market and an "ex-distribution" market. Shares of Wyndham Worldwide common stock that trade on the regular-way market will trade with an entitlement to shares of our common stock distributed pursuant to the distribution. Shares that trade on the ex-distribution market will trade without an entitlement to shares of our common stock distributed pursuant to the distribution. Therefore, if shares of Wyndham Worldwide common stock are sold in the regular-way market up to and including the distribution date, the selling stockholder's right to receive shares of our common stock in the distribution will be sold as well. However, if Wyndham Worldwide stockholders own shares of Wyndham Worldwide common stock as of 5:00 p.m., Eastern time, as of the record date and sell those shares on the ex-distribution market up to and including the distribution date, the selling stockholders will still receive the shares of our common stock that they would otherwise receive pursuant to the distribution. See "Trading Market."

Financing Transactions

        In April 2018, Wyndham Hotels issued $500 million aggregate principal amount of 5.375% Notes due 2026 at par. In addition to the Notes offering, Wyndham Hotels has arranged for the Credit Facilities, comprised of the Term Loan Credit Facility and the Revolving Credit Facility to be entered into as of the closing of the La Quinta acquisition. The Revolving Credit Facility is expected to be undrawn at the closing of the La Quinta acquisition and the spin-off. The closing of the Credit Facilities remains subject to customary closing conditions. As a result of the Notes offering and the Credit Facilities, we expect to have total indebtedness of approximately $2.1 billion as of the spin-off (not including the $750 million we expect to have available for borrowing under the Revolving Credit Facility and capital leases). The proceeds from the Notes offering, together with the borrowings under the Credit Facilities, are expected to be used to finance the cash consideration for the La Quinta acquisition, to pay related fees and expenses and for general corporate purposes. For a more detailed description of the financing transactions, see "The Spin-Off—Financing Transactions" and "Description of Certain Indebtedness."

        Prior to the issuance of the Notes and the receipt of lending commitments for the Credit Facilities, Wyndham Worldwide Corporation obtained financing commitments for a $2.0 billion 364-day senior unsecured bridge term loan facility related to the La Quinta acquisition. We replaced a portion of the bridge term loan facility with the net cash proceeds of the Notes, reducing our outstanding bridge term loan facility commitments to approximately $1.5 billion, and we anticipate replacing the remaining bridge term loan facility with borrowings under the Credit Facilities. The remaining commitments under the bridge term loan facility are expected to be assigned to us if we do not obtain other long-term financing.

Conditions to the Distribution

        We expect that the distribution will be effective as of 5:00 p.m., Eastern time, on                        , 2018, the distribution date. The distribution is subject to the satisfaction, or waiver by Wyndham Worldwide Corporation, of the following conditions:

  •
  the final approval of the distribution by the Wyndham Worldwide board of directors, which approval may be given or withheld in its absolute and sole discretion;

  •
  our Registration Statement on Form 10, of which this information statement forms a part, shall have been declared effective by the SEC, with no stop order in effect with respect thereto, and a notice of internet availability of this information statement shall have been mailed to Wyndham Worldwide stockholders;

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  Wyndham Hotels common stock shall have been approved for listing on the New York Stock Exchange, subject to official notice of distribution;

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  Wyndham Worldwide shall have obtained opinions from its spin-off tax advisors, in form and substance satisfactory to Wyndham Worldwide, to the effect that, subject to the assumptions and limitations described therein, the distribution of Wyndham Hotels common stock and certain related transactions will qualify as a reorganization under Sections 368(a)(1)(D) and 355 of the Code, in which no gain or loss is recognized by Wyndham Worldwide Corporation or its stockholders, except, in the case of Wyndham Worldwide stockholders, for cash received in lieu of fractional shares;

  •
  Wyndham Worldwide shall have obtained opinions from a nationally recognized valuation firm, in form and substance satisfactory to Wyndham Worldwide, with respect to (i) the capital adequacy and solvency of both Wyndham Worldwide and Wyndham Hotels after giving effect to the spin-off and (ii) the adequate surplus of Wyndham Worldwide to declare the applicable dividend;

  •
  all material governmental approvals and other consents necessary to consummate the distribution or any portion thereof shall have been obtained and be in full force and effect;

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  no order, injunction or decree issued by any governmental entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of all or any portion of the distribution shall be in effect, and no other event shall have occurred or failed to occur that prevents the consummation of all or any portion of the distribution; and

  •
  the financing transactions described herein shall have been completed on the date of or prior to the consummation of the La Quinta acquisition.

        We are not aware of any material federal, foreign or state regulatory requirements that must be complied with or any material approvals that must be obtained, other than compliance with SEC rules and regulations, approval for listing on the New York Stock Exchange and the declaration of effectiveness of the Registration Statement on Form 10, of which this information statement forms a part, by the SEC, in connection with the distribution. Wyndham Worldwide and Wyndham Hotels cannot assure you that any or all of these conditions will be met and Wyndham Worldwide Corporation may waive any of the conditions to the distribution. In addition, until the distribution has occurred, the Wyndham Worldwide board of directors has the right to not proceed with the distribution, even if all of the conditions are satisfied. In the event the Wyndham Worldwide board of directors determines to waive a material condition to the distribution, to modify a material term of the distribution or not to proceed with the distribution, Wyndham Worldwide intends to promptly issue a press release or other public announcement and file a Current Report on Form 8-K to report such event.

Reasons for Furnishing this Information Statement

        This information statement is being furnished solely to provide information to Wyndham Worldwide stockholders that are entitled to receive shares of Wyndham Hotels common stock in the spin-off. This information statement is not, and is not to be construed as, an inducement or encouragement to buy, hold or sell any of our securities or any securities of Wyndham Worldwide. We believe that the information in this information statement is accurate as of the date set forth on the cover. Changes may occur after that date and neither Wyndham Worldwide nor we undertake any obligation to update the information.

 TRADING MARKET

Market for Our Common Stock

        There is currently no public market for our common stock and an active trading market may not develop or may not be sustained. We anticipate that trading of our common stock will commence on a "when-issued" basis at least one trading day prior to the record date and continue through the distribution date. When-issued trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. When-issued trades generally settle within three trading days after the distribution date. If you own shares of Wyndham Worldwide common stock as of 5:00 p.m., Eastern time, as of the record date, you will be entitled to shares of our common stock distributed pursuant to the spin-off. You may trade this entitlement to shares of our common stock, without the shares of Wyndham Worldwide common stock you own, on the when-issued market. On the first trading day following the distribution date, any when-issued trading with respect to our common stock will end and "regular-way" trading will begin. We intend to list our common stock on the New York Stock Exchange under the ticker symbol "WH." We will announce our when-issued trading symbol when and if it becomes available.

        It is also anticipated that, at least one trading day prior to the record date and continuing up to and including the distribution date, there will be two markets in Wyndham Worldwide common stock: a "regular-way" market and an "ex-distribution" market. Shares of Wyndham Worldwide common stock that trade on the regular-way market will trade with an entitlement to shares of our common stock distributed pursuant to the distribution. Shares that trade on the ex-distribution market will trade without an entitlement to shares of our common stock distributed pursuant to the distribution. Therefore, if you sell shares of Wyndham Worldwide common stock in the regular-way market up to and including the distribution date, you will be selling your right to receive shares of our common stock in the distribution. However, if you own shares of Wyndham Worldwide common stock as of 5:00 p.m., Eastern time, as of the record date and sell those shares on the ex-distribution market up to and including the distribution date, you will still receive the shares of our common stock that you would otherwise receive pursuant to the distribution.

        We cannot predict the prices at which our common stock may trade before the spin-off on a "when-issued" basis or after the spin-off. Those prices will be determined by the marketplace. Prices at which trading in our common stock occurs may fluctuate significantly. Those prices may be influenced by many factors, including anticipated or actual fluctuations in our operating results or those of other companies in our industry, investor perception of Wyndham Hotels and the hotel industry, market fluctuations and general economic conditions. In addition, the stock market in general has experienced extreme price and volume fluctuations that have affected the performance of many stocks and that have often been unrelated or disproportionate to the operating performance of these companies. These are just some factors that may adversely affect the market price of our common stock. See "Risk Factors—Risks Relating to Our Common Stock" for further discussion of risks relating to the trading prices of our common stock.

Transferability of Shares of Our Common Stock

        On March 31, 2018, Wyndham Worldwide Corporation had approximately 100 million shares of its common stock issued and outstanding. Based on this number, we expect that upon completion of the spin-off, we will have approximately 100 million shares of common stock issued and outstanding. The shares of our common stock that you will receive in the distribution will be freely transferable, unless you are considered an "affiliate" of ours under Rule 144 under the Securities Act. Persons who can be considered our affiliates after the spin-off generally include individuals or entities that directly, or indirectly through one or more intermediaries, control, are controlled by, or are under common control with, us, and may include certain of our officers and Directors. As of the distribution date, we estimate that our Directors and officers will beneficially own in the aggregate less than two percent of our shares. In addition, individuals who are affiliates of Wyndham Worldwide on the distribution date may be deemed to be affiliates of ours. Our affiliates may sell shares of our common stock received in the distribution only:

  •
  under a registration statement that the SEC has declared effective under the Securities Act; or

  •
  under an exemption from registration under the Securities Act, such as the exemption afforded by Rule 144.

        In general, under Rule 144 as currently in effect, an affiliate will be entitled to sell, within any three-month period commencing 90 days after the date that the registration statement of which this information statement is a part is declared effective, a number of shares of our common stock that does not exceed the greater of:

  •
  1.0 percent of our common stock then outstanding; or

  •
  the average weekly trading volume of our common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

        Sales under Rule 144 are also subject to restrictions relating to manner of sale and the availability of current public information about us.

        In the future, we expect to adopt new equity-based compensation plans and issue stock-based awards. We currently expect to file a registration statement under the Securities Act to register shares to be issued under these equity plans. Shares issued pursuant to awards after the effective date of that registration statement, other than shares issued to affiliates, generally will be freely tradable without further registration under the Securities Act.

        Except for our common stock distributed in the distribution and employee-based equity awards, we will have no equity securities outstanding immediately after the spin-off.

 DIVIDEND POLICY

        We intend to pay regular quarterly cash dividends. However, any decision to declare and pay dividends will be made at the sole discretion of our Board of Directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our Board of Directors may deem relevant. There can be no assurance that a payment of a dividend will occur in the future.

 CAPITALIZATION

        The following table sets forth the cash and capitalization of Wyndham Hotels as of December 31, 2017 on a historical basis and on a pro forma basis to give effect to the La Quinta acquisition, the spin-off and related transactions, as if they occurred on December 31, 2017. Explanation of the pro forma adjustments made to our audited Combined Financial Statements can be found under the section titled "Unaudited Pro Forma Combined Financial Statements." The following table should be reviewed in conjunction with the sections titled "Unaudited Pro Forma Combined Financial Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," our audited Combined Financial Statements and related notes thereto, the audited Combined Financial Statements of New La Quinta and related notes thereto, in each case included elsewhere in this information statement.

	December 31, 2017
(in millions, except share amounts)	Actual	Pro Forma
Cash	$57	$68

Debt
Debt due to Parent	$184	$—
Debt	—	2,068

Total debt	184	2,068
Equity
Preferred stock, $0.01 par value; 100,000,000 shares authorized, none issued and outstanding, pro forma
Common stock, $0.01 par value; 600,000,000 shares authorized, 99,909,376 shares issued and outstanding, pro forma		1
Additional paid-in capital		1,430
Parent's net investment	1,295	—
Accumulated other comprehensive income	5	5

Total stockholders' equity / net investment	1,300	1,436

Total Capitalization	$1,484	$3,504

 SELECTED HISTORICAL COMBINED FINANCIAL DATA

        The following selected historical combined statement of income data for the years ended December 31, 2017, 2016 and 2015 and the selected historical combined balance sheet data as of December 31, 2017 and 2016 are derived from the audited Combined Financial Statements of the Wyndham Hotels & Resorts businesses included elsewhere in this information statement. The selected historical combined statement of income data for the years ended December 31, 2014 and 2013 and the selected historical combined balance sheet data as of December 31, 2015, 2014 and 2013 are derived from unaudited combined financial statements of the Wyndham Hotels & Resorts businesses that are not included in this information statement. We have prepared our unaudited combined financial statements on the same basis as our audited Combined Financial Statements and, in our opinion, have included all adjustments, which include only normal recurring adjustments, necessary to present fairly in all material respects our financial position and results of operations.

        This selected historical financial data is not necessarily indicative of our future performance and does not necessarily reflect what our financial position and results of operations would have been had we been operating as an independent, publicly traded company during the periods presented, including changes that will occur in our operations and capitalization as a result of the spin-off from Wyndham Worldwide, or if the La Quinta acquisition had been previously consummated. For example, the historical combined financial statements of the Wyndham Hotels & Resorts businesses include allocations of expenses for certain functions and services provided by Wyndham Worldwide. These costs may not be representative of the future costs we will incur as an independent, public company.

        The selected historical combined financial data below should be read together with the audited Combined Financial Statements of the Wyndham Hotels & Resorts businesses, including the notes thereto, the sections titled "Capitalization," "Unaudited Pro Forma Combined Financial Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Description of Certain Indebtedness" and the other financial information included elsewhere in this information statement.

	For the Year Ended December 31,
($ in millions)	2017	2016	2015	2014	2013
Statement of Income Data:
Net revenues	$1,347	$1,312	$1,301	$1,103	$1,028
Total expenses	1,086	1,024	1,051	867	828
Operating income	261	288	250	236	200
Interest expense (income), net	6	1	1	(1)	1
Income before income taxes	255	287	249	237	199
Provision for income taxes	12	115	100	85	80
Net income	243	172	149	152	119

	As of December 31,
($ in millions)	2017	2016	2015	2014	2013
Balance Sheet Data:
Cash	$57	$28	$38	$25	$26
Total assets	2,122	1,983	1,959	1,891	1,900
Total debt due to Parent	184	174	95	105	128
Total liabilities	822	872	780	702	681
Total net investment	1,300	1,111	1,179	1,189	1,219

        In presenting the financial data above in conformity with U.S. GAAP, we are required to make estimates and assumptions that affect the amounts reported. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition, Liquidity and Capital

Resources—Critical Accounting Policies," for a detailed discussion of the accounting policies that we believe require subjective and complex judgments that could potentially affect reported results.

Acquisitions

        Between January 1, 2013 and the date of this filing, we completed the following acquisitions:

  •
  In October 2017, we acquired the AmericInn hotel brand and its portfolio of approximately 200 franchised hotels in the United States;

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  In November 2016, we acquired Fen Hotels, adding the Dazzler and Esplendor Boutique brands to our portfolio, as well as a Latin America-based hotel management company; and

  •
  In January 2015, we acquired Dolce Hotels and Resorts, a manager of properties focused on group accommodations in Europe and North America.

        The results of operations and financial position of these acquisitions have been included beginning from the respective acquisition dates. See Note 3—Acquisitions to our audited Combined Financial Statements included herein for a discussion of acquisitions completed during 2017, 2016 and 2015.

Impairment, Restructuring and Other Charges

        During 2017, we recorded $1 million of charges related to restructuring initiatives, primarily focused on realigning our brand operations. Additionally, in 2017, we recorded $41 million of non-cash impairment charges, of which $25 million was for a write-down of a guarantee asset and a development advance note receivable related to a hotel management agreement and $16 million was primarily related to a partial write-down of management agreement assets.

        During 2016, we recorded $2 million of charges related to restructuring initiatives, which were primarily focused on enhancing organizational efficiency. Additionally, in 2016, we recorded a $7 million charge related to the termination of a management contract.

        During 2015, we recorded $3 million of restructuring costs resulting from a realignment of brand services and call center operations. Additionally, in 2015, we recorded a $7 million non-cash impairment charge related to the write-down of terminated in-process technology projects resulting from our decision to outsource our reservation system to a third-party partner and a $14 million charge associated with the anticipated termination of a management contract within our hotel management business.

        During 2014, we recorded $6 million of restructuring and related costs associated with the departure of an executive, as well as initiatives targeted at improving the alignment of the organizational structure of our business with our strategic objectives. In addition, we reversed $1 million of previously recorded contract termination costs related to our 2013 organizational realignment initiative. Additionally, in 2014 we recorded an $8 million non-cash impairment charge related to the write-down of an investment in a joint venture.

        During 2013, we recorded $9 million of restructuring costs related to an organizational realignment initiative primarily focused on optimizing our marketing structure. In addition, we recorded $8 million of non-cash impairment charges primarily related to a partial write-down of our Hawthorn Suites trademark due to lower than anticipated growth in the brand.

 UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

        The following unaudited pro forma combined balance sheet as of December 31, 2017 and unaudited pro forma combined statement of income for the year ended December 31, 2017 have been prepared to reflect the La Quinta acquisition, the spin-off and related transactions, as described below, as if they had occurred on December 31, 2017 for the unaudited pro forma combined balance sheet and as of January 1, 2017 for the unaudited pro forma combined statement of income. The unaudited pro forma combined financial statements of Wyndham Hotels have been derived from the audited historical combined financial statements of the Wyndham Hotels & Resorts businesses and the audited Combined Financial Statements of New La Quinta.

        On August 2, 2017, Wyndham Worldwide Corporation announced a plan to spin-off its hotel business as a separate, publicly traded company. The spin-off transaction, which is expected to be tax-free to Wyndham Worldwide stockholders, will be effected through a pro rata distribution of our stock to existing Wyndham Worldwide stockholders. Immediately following completion of the spin-off, Wyndham Worldwide stockholders will own 100% of the outstanding shares of our common stock. After the spin-off, we will operate as an independent, publicly traded company.

        We intend to enter into a license, development and noncompetition agreement with Wyndham Destinations pursuant to which Wyndham Destinations will pay Wyndham Hotels certain royalties and other fees for the right to use certain trademarks and other intellectual property, including the "Wyndham" trademark, in its business for the term of the agreement. See "Certain Relationships and Related Party Transactions—Agreements with Wyndham Worldwide Related to the Spin-Off—License, Development and Noncompetition Agreement" for additional discussion of the agreement. On February 15, 2018, Wyndham Worldwide accepted a binding offer to sell its European vacation rental business. In connection with that anticipated sale, the European vacation rental business will enter into a 20-year trademark license agreement, pursuant to which it will pay Wyndham Hotels an annual royalty of 1% of net revenue for the right to use the "by Wyndham Vacation Rentals" endorser brand. Wyndham Destinations and the European vacation rental businesses will pay us royalties and other fees under these respective agreements that are projected to increase by $40 million, to $115 million annually.

        In January 2018, Wyndham Worldwide Corporation entered into an agreement with La Quinta Holdings Inc. to acquire its hotel franchising and management businesses for $1.95 billion in cash. The acquisition is expected to close in the second quarter of 2018. Upon completion of the internal reorganization and the spin-off, La Quinta will be a wholly-owned subsidiary Wyndham Hotels & Resorts, Inc. See "Our Business—Recent Developments—The La Quinta Acquisition."

        The La Quinta acquisition will be accounted for as a business combination using the purchase method of accounting. The pro forma information presented, including the allocation of the purchase price, is based on preliminary estimates of the fair values of the assets acquired and liabilities assumed, available information as of the date of this filing. The assumptions will be revised as additional information becomes available. The final purchase price allocation is dependent on, among other things, the finalization of the preliminary asset and liability valuations assisted by an independent valuation firm. The actual adjustments to the Wyndham Hotels audited historical combined financial statements upon the closing of the transactions will depend on a number of factors, including additional information available and the actual balance of our net assets on the closing date. Therefore, the actual adjustments will differ from the pro forma adjustments, and the differences may be material. Any final adjustments will change the allocation of purchase price, which could affect the fair value assigned to the assets and liabilities and could result in a change to the unaudited pro forma combined financial statements, including a change to goodwill.

        In April 2018, Wyndham Hotels issued $500 million aggregate principal amount of 5.375% Notes due 2026 at par. In addition to the Notes offering, Wyndham Hotels has arranged for the Credit Facilities, comprised of the Term Loan Credit Facility and the Revolving Credit Facility, which is expected to be undrawn at the closing of the La Quinta acquisition and the spin-off. As a result of the Notes offering and the Credit Facilities, we expect to have total indebtedness of approximately $2.1 billion as of the spin-off (not including the $750 million we expect to have available for borrowing under the Revolving Credit Facility and capital leases). The closing of the Credit Facilities remains subject to customary closing conditions. The proceeds from the Notes offering, together with the borrowings under the Credit Facilities, are expected to be used to finance the cash consideration for the La Quinta acquisition, to pay related fees and expenses and for general corporate purposes. For a more detailed description of the financing transactions, see "The Spin-Off—Financing Transactions" and "Description of Certain Indebtedness."

        Prior to the issuance of the Notes and the receipt of lending commitments for the Credit Facilities, Wyndham Worldwide Corporation obtained financing commitments for a $2.0 billion 364-day senior unsecured bridge term loan facility related to the La Quinta acquisition. We replaced a portion of the bridge term loan facility with the net cash proceeds of the Notes, reducing our outstanding bridge term loan facility commitments to approximately $1.5 billion, and we anticipate replacing the remaining bridge term loan facility with borrowings under the Credit Facilities. The remaining commitments under the bridge term loan facility are expected to be assigned to us if we do not obtain other long-term financing.

        The unaudited pro forma combined financial statements should be read in conjunction with the sections titled "Capitalization," "Selected Historical Combined Financial Data," "Our Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," as well as our audited Combined Financial Statements and notes thereto and the audited Combined Financial Statements of New La Quinta and notes thereto, which are included elsewhere in this information statement.

        The unaudited pro forma combined financial statements have been prepared for illustrative purposes only and are not necessarily indicative of our financial position or results of operations had the transactions described herein for which we are giving pro forma effect actually occurred on the dates or for the periods indicated, nor is such unaudited pro forma financial information indicative of the results to be expected for any future period. The unaudited pro forma condensed combined financial information does not reflect any cost savings, operating or revenue synergies that Wyndham Hotels may achieve as a result of the La Quinta acquisition, the costs to integrate the operations of La Quinta or the costs necessary to achieve these cost savings, operating and revenue synergies. A number of factors may affect our results. See "Risk Factors" and "Special Note About Forward-Looking Statements."

 WYNDHAM HOTELS & RESORTS, INC.
Unaudited Pro Forma Combined Balance Sheet
As of December 31, 2017
($ in millions, except share amounts)

	Wyndham Hotels Historical	New La Quinta Historical	New La Quinta Pro Forma Adjustments (a)		Spin-off Adjustments		Financing Adjustments		Pro Forma
Assets
Current assets
Cash and cash equivalents	$57	$123	$(123)	(b)	$11	(d)	$—		$68
Trade receivables, net	194	24	—		—		—		218
Prepaid expenses	29	—	—		—		—		29
Other current assets	50	6	—				—		56

Total current assets	330	153	(123)		11		—		371
Property and equipment, net	250	49	2		56	(e)	—		357
Goodwill	423	—	1,384		—		—		1,807
Intangible assets, net of accumulated amortization	—	171	(171)	(c)	—		—		—
Trademarks, net	692	—	550		—		—		1,242
Franchise agreements and other intangibles, net	251	—	260		—		—		511
Other non-current assets	176	27	—		—		—		203

Total assets	$2,122	$400	$1,902		$67		$—		$4,491

Liabilities and net investment
Current liabilities
Current portion of debt due to Parent	$103	$—	$—		$(103)	(f)	$—		$—
Current portion of long-term debt	—	—	—		4	(e)	—		4
Accounts payable	38	25	—		—		—		63
Deferred income	79	—	—		—		—		79
Accrued payroll and employee benefits	—	52	(52)	(c)	—		—		—
Accrued expenses and other current liabilities	186	32	52		—		—		270

Total current liabilities	406	109	—		(99)		—		416
Debt due to Parent	81	—	—		(81)	(f)	—		—
Long-term debt	—	—	—		64	(e)	2,000	(h)	2,064
Deferred income taxes	181	19	211		(3)	(e)	—		408
Deferred income	76	—	—		—		—		76
Other non-current liabilities	78	13	—		—		—		91

Total liabilities	822	141	211		(119)		2,000		3,055
Equity
Common stock $0.01 par value	—	—	—		1	(g)	—		1
Additional paid-in capital	—	—	1,691		1,739	(f)	(2,000)	(h)	1,430
Parent Company's net investment	1,295	259	—		(1,554)	(f)	—		—
Accumulated other comprehensive income	5	—	—		—		—		5

Total stockholders' equity / net investment	1,300	259	1,691		175		(2,000)		1,436

Total liabilities and stockholders' equity / net investment	$2,122	$400	$1,902		$67		$—		$4,491

See notes to unaudited pro forma combined financial statements.

 WYNDHAM HOTELS & RESORTS, INC.
Unaudited Pro Forma Combined Statement of Income
For the Year Ended December 31, 2017
($ in millions, except per share amounts)

	Wyndham Hotels Historical	New La Quinta Historical	New La Quinta Pro Forma Adjustments		Spin-off Adjustments		Financing Adjustments		Pro Forma
Revenues
Royalties and franchise fees	$375	$98	$4	(i)	$—		$—		$477
Marketing, reservation and loyalty	407	148	8	(i)	—		—		563
Hotel management	108	21	21	(i)	—		—		150
License and other fees from Parent	75	—	—		40	(j)	—		115
Cost reimbursements	264	363	—		—		—		627
Other	118	—	—		(9)	(j)	—		109

Net revenues	1,347	630	33		31		—		2,041

Expenses
Marketing, reservation and loyalty	406	—	148	(c)	—		—		554
Operating	205	—	—		—		—		205
General and administrative	88	216	(148)	(c)	(12)	(k)	—		144
Cost reimbursements	264	363	—		—		—		627
Depreciation and amortization	75	4	13	(i)	6	(l)	—		98
Separation-related	3	—	—		(3)	(k)	—		—
Transaction-related	3	—	—		(2)	(k)	—		1
Impairment	41	—	—		—		—		41
Restructuring	1	—	—		—		—		1

Total expenses	1,086	583	13		(11)		—		1,671

Operating income	261	47	20		42		—		370
Interest expense (income), net	6	(1)	—		(3)	(m)	85	(m)	87

Income/(loss) before income taxes	255	48	20		45		(85)		283
Provision/(benefit) for income taxes	12	15	8	(n)	18	(n)	(33)	(n)	20

Net income/(loss)	$243	$33	$12		$27		$(52)		$263

Earnings per share:
Basic									$2.63
Diluted									$2.63

Weighted average shares outstanding:
Basic									99.9	(o)
Diluted									99.9	(o)

See notes to unaudited pro forma combined financial statements.

 NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

1. Basis of Pro Forma Presentation

        The unaudited pro forma adjustments are based on preliminary estimates, accounting judgments and currently available information and assumptions that management believes are reasonable. These adjustments are included only to the extent they are directly attributable to the spin-off, the La Quinta acquisition and related transactions and the appropriate information is known and factually supportable.

        Our historical combined financial statements include allocations of expenses for certain functions and services provided by Wyndham Worldwide, including expenses for costs related to functions such as executive office, finance, a shared service technology platform and other administrative support. Effective with the spin-off, we will assume responsibility for all of these functions and related costs though certain of these activities will continue to be performed by Wyndham Destinations under transition service agreements for a limited period of time. The allocated costs may not be representative, either positively or negatively, of the future costs we will incur as a separate, public company. Due to the scope and complexity of these activities, the amount and timing of the actual costs could vary and, therefore, are not included as adjustments within the unaudited pro forma combined financial statements. We expect such incremental costs will range from $20 million to $30 million on an annual basis. See "Certain Relationships and Related Party Transactions."

2. Acquisition of La Quinta

        On January 17, 2018, Wyndham Worldwide Corporation and La Quinta Holdings Inc. entered into a definitive agreement under which Wyndham Worldwide agreed to acquire La Quinta's hotel franchise and management businesses for $1.95 billion in cash. Under the terms of the agreement, stockholders of La Quinta Holdings Inc. will receive $8.40 per share or $16.80 per share (if a reverse stock split has been effected) in cash (approximately $1.0 billion in aggregate), and Wyndham Worldwide will repay approximately $715 million of La Quinta Holdings Inc. debt and set aside a reserve of $240 million for estimated taxes expected to be incurred in connection with the taxable spin-off of La Quinta Holdings Inc.'s owned real estate assets into CorePoint. Immediately prior to the sale of La Quinta to Wyndham Worldwide, La Quinta Holdings Inc. will spin off its owned real estate assets into a publicly-traded real estate investment trust, CorePoint.

        The acquisition of La Quinta's asset-light, fee-for-service business consisting of over 900 managed and franchised hotels will expand Wyndham Hotels' portfolio to 21 brands and over 9,000 hotels across more than 80 countries.

        The unaudited pro forma combined financial statements do not include expected cost and revenue synergies associated with the La Quinta acquisition, which are expected to total $55 million to $70 million annually when the integration of the businesses has been completed.

3. License, Development and Noncompetition Agreement

        We intend to enter into a license, development and noncompetition agreement with Wyndham Destinations pursuant to which Wyndham Destinations will pay Wyndham Hotels certain royalties and other fees for the right to use certain trademarks and other intellectual property, including the "Wyndham" trademark, in its business for the term of the agreement. See "Certain Relationships and Related Party Transactions—Agreements with Wyndham Worldwide Related to the Spin-Off—License, Development and Noncompetition Agreement" for additional discussion of the agreement.

4. Financing Transaction

        At the time that Wyndham Worldwide Corporation entered into the agreement to purchase the La Quinta hotel franchising and management businesses, it obtained financing commitments of $2.0 billion in the form of a 364-day senior unsecured bridge term loan facility to fund the La Quinta acquisition, which will be assigned to us if we do not obtain other long-term financing. In April 2018, Wyndham Hotels &

Resorts, Inc. issued $500 million aggregate principal amount of 5.375% Notes due 2026. We replaced a portion of the bridge term loan facility with the net cash proceeds of the Notes, reducing our outstanding bridge term loan facility commitments to approximately $1.5 billion. Further, we anticipate replacing the remaining bridge term loan facility with borrowings under the Credit Facilities. In connection with the La Quinta acquisition, the credit facilities governed by the La Quinta Holdings Inc. credit agreement will be repaid and terminated and, consequently, the assets of New La Quinta will no longer be pledged as collateral under such credit facilities.

5. Pro Forma Adjustments

        The preliminary purchase price allocation estimate is based on Wyndham Worldwide's limited access to information, and final allocations are subject to the terms of the definitive agreement and will be determined based on the ongoing operations of New La Quinta through the date of acquisition. Where appropriate, valuations will be performed by a third-party valuation specialist based on valuation techniques that Wyndham Worldwide deems appropriate for measuring the fair value of the assets acquired and are liabilities assumed. The pro forma adjustments are based on our preliminary estimates and assumptions and subject to change. The following adjustments have been reflected in the unaudited pro forma combined financial information:

  (a)
  The pro forma balance sheet has been adjusted to reflect the allocation of the preliminary estimated purchase price to identified assets to be acquired and liabilities to be assumed, with the excess recorded as goodwill. The final purchase price allocation may be different than that reflected in the pro forma purchase price allocation presented herein, and this difference may be material. The purchase price allocation in these pro forma financial statements is based upon the estimated purchase price of approximately $1.95 billion as described in Note 2.

   The preliminary estimated purchase price is allocated as follows (in millions):

Total consideration		$1,950
Cash received from CorePoint (i)		985
La Quinta Holdings Inc. long-term debt (i)	$(985)
La Quinta Holdings Inc. long-term debt (ii)	(715)

Total payment of La Quinta Holdings Inc. long-term debt		(1,700)
Payment of La Quinta Holdings Inc. estimated tax liability		(240)

Net cash consideration		$995

Total current assets (iii)		$30
Property and equipment		51
Trademarks (iv)		550
Franchise agreements (iv)		220
Management contracts (iv)		40
Other assets		27

Total assets acquired		$918

Total current liabilities (iii)		$109
Deferred income taxes (v)		230
Assumed long-term debt		715
Assumed tax liability		240
Other liabilities		13

Total liabilities assumed		1,307

Net identifiable liabilities acquired		(389)

Goodwill		1,384

Total consideration to be transferred		$995

(i)
Reflects cash received from CorePoint, net of existing cash remaining on the New La Quinta balance sheet at the time of CorePoint spin-off. In connection with La Quinta's spin-off of CorePoint, CorePoint will make a payment of approximately $985 million, subject to certain adjustments, in order to reimburse La Quinta for the balance of La Quinta Holdings Inc. existing long-term indebtedness. The receipt of such cash payment by La Quinta is a closing condition of the acquisition.

(ii)
Reflects the portion of the long-term debt at La Quinta that Wyndham Worldwide will repay.

(iii)
The fair values of total current assets and total current liabilities are estimated to approximate their current carrying values.

(iv)
The identifiable intangible assets associated with the La Quinta acquisition consist of trademarks, franchise agreements and management agreements. The preliminary fair value estimate for the identifiable intangible assets was derived from the Company's internal valuation model using a relief-from-royalty method and discounted cash flow method, as appropriate. The assumptions and underlying data utilized by the Company were obtained through the due diligence process, and thus were limited by the amount of information that La Quinta made available. The final valuation will be performed with the assistance of a third-party valuation firm and will include the consideration of various valuation techniques that the Company deems appropriate for the measurement of fair value of the assets to be acquired and liabilities to be assumed. As a result, the final valuation may be materially different and could result in a change to the fair value of the intangible assets as additional information becomes available once the acquisition has been completed.

The preliminary valuation of the trademarks is based on the Company's internal valuation model, which utilized the relief-from-royalty method. The preliminary and more significant assumptions that were utilized were based on internal projections, including forecasted gross room revenues, an assumed pre-tax royalty rate of 3%, tax affected based on an effective tax rate of approximately 38% to derive an after-tax royalty rate, and a discount rate of 9.5%. A 25 basis point change in any one of forecasted gross room revenue, pre-tax royalty rate or the discount rate would result in an increase or decrease of between $15 million and $55 million in the fair value of the trademarks.

The preliminary valuations of the franchise agreements and management agreements are based on the Company's internal valuation model, which utilized the discounted cash flow method based on forecasted cash flows from La Quinta's existing franchise agreements and the anticipated CorePoint franchise agreements and management agreements (the "CorePoint agreements") that are estimated to be generated over the estimated terms of such contracts. The expected cash flows projections were based on the terms of the agreements, and adjusted for inflation and the costs and expenses required to generate the revenues under such agreements.

The preliminary and more significant assumptions that were utilized for La Quinta's existing franchise agreements were: (i) forecasted gross room revenues, (ii) a franchise fee of 4.5%,tax affected based on an effective tax rate of approximately 38% to derive an after-tax rate, (iii) an assumed pre-tax royalty charge of 3%, and (iv) a discount rate of 9.5%. A 25 basis point change in any one of forecasted gross room revenue, pre-tax royalty charge or the discount rate would result in an increase or decrease of between $1 million and $23 million in the fair value of the franchise agreements.

The preliminary and more significant assumptions that were utilized for the anticipated CorePoint agreements were: (i) forecasted gross room revenues, (ii) franchise and management fee rates of 5.0% each, which were tax affected based on an effective tax rate of approximately 38% to derive an after-tax royalty rate, (iii) an assumed pre-tax royalty charge of 3%, and (iv) a discount rate of 9.5% and 10% for CorePoint franchised and management agreements, respectively. A 25 basis point change in any one of forecasted gross room revenue, pre-tax royalty charge or the discount rate would result in an increase or decrease of between $2 million and $15 million in the fair value of the CorePoint franchised and management agreements.

The preliminary fair value estimate for the identifiable intangible assets was derived from the Company's internal valuation model utilizing an effective tax rate of approximately 38%. The final valuation will be performed with the assistance of a third-party valuation firm which will utilize the Company's effective tax rate in 2018, which will reflect the U.S. Tax Cuts and Jobs Act, which reduced federal income tax rates effective January 1, 2018. As a result, a decrease in the effective tax rate will have the effect of increasing the identifiable intangible assets and a corresponding decrease in goodwill.

(v)
This balance includes the deferred tax liability resulting from the fair value adjustments for the identifiable intangible assets. This estimate of deferred tax liabilities was determined based on the book and tax basis differences attributable to the identifiable intangible assets acquired at a combined federal and state statutory tax rate of 26.1%. This rate reflects the impact of the United States' enactment of the Tax Cuts and Jobs Act. The goodwill recognized in the La Quinta acquisition is not expected to be deductible for income tax purposes. The final deferred tax liability may be materially different as more detailed information will become available after the consummation of the La Quinta acquisition.

  (b)
  Reflects the transfer of New La Quinta's cash balance to CorePoint prior to the acquisition of New La Quinta.

  (c)
  Certain reclassifications have been made relative to the historical financial statements of New La Quinta to conform to the financial statement presentation of Wyndham Hotels.

  The reclassification adjustments related to the balance sheet of the New La Quinta as of December 31, 2017 include the following:

  (i)
  Reclassification of $171 million of intangible assets, net to trademarks, net of $169 million and franchise agreements and other intangibles, net of $2 million.

  (ii)
  Reclassification of $52 million of accrued payroll and employee benefits to accrued expenses and other current liabilities.

  The reclassification adjustment related to the statement of income of the New La Quinta for the year ended December 31, 2017 pertains to the following:

  (i)
  Reclassifications of $148 million of general and administrative to marketing, reservation and loyalty.

  (d)
  Reflects the Wyndham Worldwide transfer of cash, net of historical Wyndham Hotels cash, of $68 million to cover all liabilities associated with the transfer of the capital lease for Wyndham Worldwide headquarters immediately prior to completion of the spin-off.

  (e)
  Reflects the capital lease associated with Wyndham Worldwide's headquarters, which we expect to occupy upon the consummation of the spin-off, and leasehold assets used in the operation of our business, inclusive of deferred tax impact, which we expect to be transferred from Wyndham Worldwide upon spin-off when they become assignable.

  (f)
  Reflects (i) the elimination of Wyndham Worldwide's and La Quinta's Parent's net investment of $1.6 billion and (ii) the capitalization of $184 million of intercompany debt due to parent to additional paid-in-capital.

  (g)
  Reflects the issuance of one share of our common stock, par value $0.01 per share and the pro forma recapitalization of our equity.

  (h)
  Reflects the adjustment to give net effect to the financing transactions described in Note 4 that we anticipate will be completed on the date of or prior to the consummation of the La Quinta acquisition.

  (i)
  Reflects (i) the step-up of La Quinta's royalty fees, (ii) the step-up of La Quinta's management fees, (iii) the incremental revenue La Quinta will receive from CorePoint related to IT services and a front desk call center program and (iv) incremental depreciation and amortization resulting from the adjustment of our assets to fair value in connection with purchase accounting. The estimated amortization expense was computed using the straight-line method and an estimated useful life of 20 years.

  (j)
  Reflects (i) the change in fee revenue related to the license, development and noncompetition agreement (described in Note 3) and (ii) a revenue share agreement on the co-branded credit card, both of which we will enter into with Wyndham Worldwide upon completion of the spin-off.

  (k)
  Reflects the removal of one-time transaction costs related to (i) the acquisition of New La Quinta of $2 million, (ii) the spin-off of Wyndham Hotels into a separate public company of $3 million and (iii) New La Quinta's separation from CorePoint of $12 million.

  (l)
  Reflects depreciation and amortization expense associated with the capital lease and leasehold assets described in Note (e) above.

  (m)
  Reflects (i) the adjustment to interest expense to give net effect to the financing transactions described in Note 4, (ii) the removal of $6 million of interest historically allocated by Wyndham Worldwide and (iii) $3 million interest expense associated with the capital lease described in Note (e) above.

  As described in Note 4, at the time that Wyndham Worldwide Corporation entered into the agreement to purchase the La Quinta hotel franchising and management businesses, it obtained financing commitments of $2.0 billion in the form of a 364-day senior unsecured bridge term loan facility, which will be assigned to us if we do not obtain other long-term financing. In April 2018, Wyndham Hotels issued $500 million aggregate principal amount of 5.375% Notes due 2026 at par. We replaced a portion of the bridge term loan facility with the net cash proceeds of the Notes, reducing our outstanding bridge term loan facility commitments to $1.5 billion. Further, we anticipate replacing the remaining bridge term loan facility with borrowings under the Credit Facilities.

  Based on the terms of the remaining $1.5 billion bridge facility with an assumed average variable interest rate of 3.88%, which rate is based upon LIBOR plus 200 basis points, and the $500 million of 5.375% notes, the pro forma interest expense would be $85 million for the year ended December 31, 2017. Each 0.125% change in assumed interest rate would result in an approximately $2 million change in annual interest expense.

  As noted above, Wyndham Worldwide has issued $500 million of 5.375% Notes and anticipates replacing the remaining bridge facility with $1.6 billion of borrowings under the Term Loan Credit Facility with an assumed average variable interest rate of 3.63%, which is based upon LIBOR plus 175 basis points. The Notes and Term Loan Credit Facility will have terms ranging from seven to eight years, with an assumed weighted average interest rate of 4.05%, which will give effect to pro forma interest expense of $85 million for the year ended December 31, 2017.

  (n)
  Reflects the income tax impact of the pro forma adjustments, using a combined federal and state statutory tax rate of approximately 39.2%. This does not represent Wyndham Hotels & Resorts, Inc.'s effective tax rate, which will include other tax charges and benefits, and does not take into account any historical or possible future tax events that may impact Wyndham Hotels & Resorts, Inc. The final income tax impact may be materially different as more detailed information will become available after the consummation of the spin-off and related transactions.

  (o)
  The number of shares of our common stock used to compute basic and diluted earnings per share for the year ended December 31, 2017 is based on the number of shares of Wyndham Worldwide common stock outstanding on December 31, 2017, assuming a distribution ratio of one share of our common stock for each share of Wyndham Worldwide common stock outstanding. The number of shares of Wyndham Worldwide common stock used to determine the assumed distribution reflects the shares of Wyndham Worldwide common stock outstanding as of the balance sheet date, which is the most current information as of the date of that financial statement.

 THE HOTEL INDUSTRY

        Companies in the hotel industry typically operate through a combination of one or more of the following business models.

        Franchise – Under the franchise model, a company typically grants the use of a brand name to a hotel owner in exchange for royalty fees, which are typically a percentage of gross room revenues and provides marketing and reservation services for a fee, which is calculated similarly. Since the royalty fees are a recurring revenue stream and the related cost structure is relatively low, the franchise model often yields attractive margins and steady, predictable cash flows. Franchisors generally do not directly participate in the daily management or operation of franchised hotels.

        Management – Under the management model, a company provides professional oversight and comprehensive operations support to hotel owners in exchange for base management fees, which are typically a percentage of total hotel revenue. A company can also earn incentive management fees which are tied to the financial performance of the hotel. In addition to management and incentive fees, typical management agreements include a provision that hotel owners will pay ongoing marketing and reservation fees, which are based on a percentage of gross room sales.

        Ownership – Under the ownership model, a company owns a hotel and bears all financial risks and rewards relating to the hotel, including appreciation and depreciation in the value of the property. Ownership requires a substantial capital commitment and typically has a high fixed-cost structure.

        The hotel industry is cyclical in nature. Companies operating under the franchise model are largely insulated from this risk when compared with the other two business models since they do not own the hotels and have limited operating costs. Therefore, a company's strategic positioning and presence within these business models can influence overall profitability, particularly in a volatile economy.

        According to STR, as of December 31, 2017, the global hotel market consisted of approximately 184,000 hotels with combined annual revenues of $507 billion. This represents over 16.9 million rooms, of which 54% are affiliated with a brand. The industry is geographically concentrated in the top 20 countries accounting for over 80% of total rooms. The United States has the largest presence in the global hotel industry with 5.1 million rooms, representing approximately 30% of the global market. China is the next largest concentration with 2.3 million rooms, representing approximately 14% of the global market. The geographical distribution as of December 31, 2017 was as follows:

Region	Hotels	Room Supply (millions)	Revenues (billions)	Brand Affiliation
United States/Canada	60,990	5.6	$169	70%
Europe	68,329	4.7	156	40%
Asia Pacific	35,551	4.6	120	53%
Latin America/Middle East	18,741	2.1	62	43%

        Segmentation within the hotel industry is primarily measured through RevPAR. RevPAR growth is tracked and reported by STR on a geographical basis. Within the United States, hotels are classified into "chain scales" by STR as follows:

Chain Scale	ADR Range	% of U.S. Market	Typical Amenities
Economy	Less than $65	15%	Basic amenities
Midscale	$65 to $90	10%	Limited breakfast, selected business services
Upper Midscale	$90 to $110	18%	Restaurants, vending, selected business services and some recreational facilities
Upscale	$110 to $145	15%	Full range of on-property amenities and services, including restaurants, recreational facilities and business centers
Upper Upscale	$145 to $210	12%	Full range of on-property amenities and services
Luxury	$210 and above	2%	Luxury accommodations and extensive range of on-property amenities and services
Brand Affiliated		72%

Independents		28%

Total		100%

 OUR BUSINESS

        Wyndham Hotels is the world's largest hotel franchisor, with more than 8,400 affiliated hotels located in over 80 countries. We license our 20 renowned hotel brands to franchisees, who pay us royalty and other fees to use our brands and services. We are the leader in the economy segment and have a substantial and growing presence in the midscale and upscale segments of the global hotel industry. We have grown our franchised hotel portfolio over time both organically and through acquisitions, and we have a robust pipeline of hotel owners and developers looking to affiliate with our brands. In 2017, Wyndham Hotels generated revenues of $1,347 million, net income of $243 million and Adjusted EBITDA of $395 million.

        We enable our franchisees, who range from sole proprietors to public real estate investment trusts, to optimize their return on investment. We drive guest reservations to our franchisees' properties through strong brand awareness among consumers and businesses, our global reservation system, our award-winning Wyndham Rewards loyalty program and our national, local and global marketing campaigns. We establish brand standards, provide our franchisees with property-based operational training and turn-key technology solutions, and help reduce their costs by leveraging our scale. These capabilities enhance returns for our franchisees and therefore help us to attract and retain franchisees. With over 5,700 franchisees, we have built the largest network of franchisees of any global hotel company.

        Our portfolio of brands enables us to franchise hotels in virtually any market at a range of price points, catering to both our guests' and franchisees' preferences. We welcome nearly 140 million guests annually worldwide. We primarily target economy and midscale guests, as they represent the largest demographic in the United States and around the world. We have the leading position in the economy segment, where our hotel brands represent approximately two of every five branded rooms in the United States. Approximately 68% of the hotels affiliated with our brands are located in the United States and approximately 32% are located internationally. The following table summarizes our brand portfolio as of December 31, 2017:

        Our business model is asset-light, as we generally receive a percentage of each franchised hotel's room revenues but do not own the underlying properties. Our business is easily adaptable to changing economic environments due to a low operating cost structure, which, together with our recurring fee streams and limited capital expenditures, yields attractive margins and predictable cash flows. Our franchise agreements are typically 10 to 20 years in length, providing significant visibility into future cash flows. Under these agreements, our franchisees pay us royalty fees and marketing and reservation fees, which are based on a percentage of their gross room revenues. We are required to spend marketing and reservation fees on marketing and reservation activities, enabling us to predictably match these expenses with an offsetting revenue stream on an annual basis. We also license the "Wyndham" trademark and certain other trademarks and intellectual property to Wyndham Worldwide through existing license agreements under which we receive royalty fees, and will continue to earn royalty fees following the spin-off under a long-term licensing agreement. In addition to hotel franchising, we provide hotel management services on a select basis. Our portfolio of managed hotels includes 116 third-party-owned properties and two owned properties. Approximately 99% of the hotels in our system are franchised to third parties, and substantially all of our Adjusted EBITDA is generated by our Hotel Franchising segment.

        We pursue multiple avenues of growth to generate returns for our stockholders. We use our scale, brands, guest loyalty and franchisee network to add new hotels to our system. Our long-established franchising experience and ability to innovate, together with favorable macroeconomic and lodging industry fundamentals, continue to support our organic growth around the world. Additionally, we intend to use our cash flow to continue to return capital to stockholders and to invest in the business and pursue external growth opportunities.

Our Competitive Strengths

        We believe our success has been and will be driven by significant competitive strengths that we have developed over time:

Industry-leading footprint in the hotel industry

        Wyndham Hotels is the world's largest hotel franchisor, with more than 8,400 affiliated hotels in over 80 countries. Our brands have substantial presence, welcoming nearly 140 million guests annually worldwide. The following chart presents the number of branded hotels associated with each of the six largest hotel companies:

Global Hotel Companies by Number of Branded Hotels as of December 31, 2017

*
As of June 30, 2017.

Source: Companies' public disclosures.

        Our scale enhances brand awareness among consumers and businesses and provides numerous benefits to franchisees. Our global reservation system, extensive distribution network and our award-winning Wyndham Rewards program drive over 60 million guest reservations annually to our franchisees. We also help our franchisees reduce overall costs through our marketing campaigns, our technology solutions and our purchasing programs with third-party suppliers. Our ability to provide these benefits helps us to attract and retain franchisees.

Strong portfolio of well-known brands

        We have assembled a portfolio of 20 well-known hotel brands, from leading economy brands such as Super 8 and Days Inn to upscale brands such as Wyndham and Dolce. Our Super 8 brand, with over 2,800 affiliated hotels, has more hotel properties than any other hotel brand in the world. Our brands are located in primary, secondary and tertiary cities and are among the most recognized in the industry. Over 80% of the U.S. population lives within ten miles of one or more of our affiliated hotels.

        Our brands offer a breadth of options for franchisees and a wide range of price points and experiences for our guests, including members of our award-winning Wyndham Rewards loyalty program. Our brands have also won numerous industry awards, both for guest satisfaction and as franchise opportunities for entrepreneurs. With many of our affiliated hotels located along major highways, our brands not only drive online and telephone reservations to hotels, they also help attract guests on a "walk-in" or direct-to-hotel basis.

Global leader in the economy segment

        We have built a leading position in the economy segment of the hotel industry, with our brands representing approximately 30% of the branded global economy hotel inventory. Our central reservation channels generate nearly half of our franchisees' occupied room-nights annually and approximately 60% of guests at our franchised hotels in the United States. In addition, we have substantial experience in property design, establishing brand standards, advertising, structuring promotional offerings and online marketing for economy brands. Four of our hotel brands have been consistently ranked in the top five in J.D. Power's North American Hotel Guest Satisfaction Index Study for the economy segment.

        Our strength in the economy segment is attractive to potential franchisees and positions us well to benefit from favorable demographic and consumer demand trends. According to the Brookings Institution, the global middle class is expected to more than double from 2.0 billion to 4.9 billion people by 2030. As this population increasingly participates in the global travel and leisure industry, we expect the economy segment will be a natural entry point.

Award-winning loyalty program

        Wyndham Rewards, our award-winning loyalty program, is a key component of our ongoing efforts to build consumer and franchisee engagement while driving more guest reservations directly to our affiliated hotels. Nearly 55 million people have enrolled in Wyndham Rewards since its inception, and substantially all 8,422 hotels affiliated with our hotel brands participate in the program. In addition, over 20,000 Wyndham Worldwide vacation ownership and rental properties participate in the program. Wyndham Rewards generates significant repeat business by rewarding frequent stays with points. Since being redesigned in 2015, Wyndham Rewards has been recognized as one of the simplest, most rewarding loyalty programs in the hotel industry, providing more value to members than any other program. It has won more than 50 awards, including "Best Hotel Loyalty Program" from US News & World Report and "Most Rewarding Hotel Loyalty Program" from IdeaWorks.

        Wyndham Rewards loyalty program members now account for approximately one-third of occupancy at our affiliated hotels. Total membership has been growing by approximately 10% annually. Our franchisees benefit from the program through increased guest loyalty and the more than one million room-nights for which award points were redeemed for each of the past two years. These members are an important driver of our growth, as they stay nearly twice as often and spend 95% more than other guests, on average.

Proven ability to create value through acquisitions

        We have built our portfolio of renowned hotel brands primarily through acquisitions, beginning with the Howard Johnson brand and the U.S. franchise rights for the Ramada brand in 1990. Since then, we have acquired 17 economy, midscale, upscale and extended-stay brands, enabling us to meet travelers' leisure and business travel needs across a wide range of price points, experiences and geographies. We have established an extensive track record of successfully integrating franchise systems and enhancing the performance of brands post-acquisition by leveraging our operating best practices, significant economies of scale, award-winning Wyndham Rewards loyalty program and access to global distribution networks, while producing significant cost synergies for us and our franchisees. We intend to build upon our past success as we continue to opportunistically acquire and integrate brands into our franchising platform.

        In addition, we have grown many of the franchise systems we have acquired to be significantly larger than at acquisition. For example, after acquiring the economy-focused Baymont Inn portfolio in 2006, we re-positioned the brand within the midscale segment as Baymont Inn & Suites and have more than tripled its size from 115 hotels to 483 hotels in North and Latin America. Similarly, we have nearly doubled the size of our flagship Wyndham brand since we acquired it in 2005. We believe these capabilities, combined with our scale, enable us to be highly competitive for acquisition opportunities.

Strong and experienced management team

        Our executive management team is focused on building upon Wyndham Hotel Group's past success and track record of growth through its deep industry experience and leadership continuity. We benefit significantly from the experience of our executive officers who have an average of 18 years of experience in the travel and hospitality industries. Our chief executive officer, Geoffrey Ballotti, spent 20 years with Starwood Hotels & Resorts before joining Wyndham Worldwide in 2008 and has been instrumental in transforming our business over the past several years through acquisitions and technology-related initiatives. Our non-executive chairman, Stephen Holmes, has 27 years of experience in the hospitality industry and has served as Wyndham Worldwide's chief executive officer since 2006. Our chief financial officer, David Wyshner, has 18 years of experience in the travel industry and previously served as president and chief financial officer of Avis Budget Group. As a group, our executive officers have extensive experience with leading global hospitality and consumer-brand companies.

Our Strategy

        Our objective is to continue to strengthen our position as the world's leading hotel franchisor and help our franchisees drive profitability through the brands, technology and reservation services we provide. We expect to achieve our goals by focusing on the following core strategic initiatives:

Attract, retain and develop franchisees

        We intend to attract and retain franchisees and to grow our system size by maintaining and increasing the value we provide to franchisees. With more than 5,700 franchisees, we have built the largest network of franchisees of any global hotel company. These hotel owners and developers provide the engine and platform for future growth. In order to attract, retain and serve franchisees, we plan to:

  •
  continually enhance the competitive position and awareness of our brands;

  •
  provide best-in-class, cost-effective technology solutions; and

  •
  drive reservations to our franchisees through our proprietary booking and third-party distribution channels.

        We are focused on building brand awareness, brand preference and reservations by presenting the value propositions of each of our hotel brands in all relevant channels to consumers who are likely to have the greatest propensity to stay with us. We also provide our franchisees with fully integrated, turn-key property management, reservations and revenue management systems that have capabilities that were not previously affordable to hotels in the economy and midscale sectors. We continuously innovate in our e-commerce channels, including websites and mobile applications for our brands, to enhance the consumer experience and drive reservations to our franchisees. We also operate telephone reservation and customer service centers around the world, and provide easy access to third-party distribution channels for our franchisees. Finally, we develop strong, consultative relationships with our franchisees, beginning with the sales process, where we work with hotel owners to determine how our brands will optimize their investment. We nurture this relationship throughout the life of the contract, continually assessing our franchisees' needs, providing solutions to meet those needs and partnering with them to grow their business. These efforts help us to retain approximately 95% of our total properties each year and to welcome an average of two new hotels into our system every day.

"Elevate the economy experience"

        We believe every type of traveler should have a great travel experience, regardless of price point. We are building on our leading position in the economy hotel segment to reshape and elevate the economy hotel experience. This process starts with our iconic economy brands—Days Inn, Super 8, Howard Johnson and Travelodge—which we have redefined to create new brand standards and new guest experiences. For instance, we have developed innovative new-construction prototypes and have introduced new design concepts and plans for conversion properties and renovations, such as the Super 8 Innovate room package. These changes enable our franchisees to create an upscale guest experience at an economy price point.

        Our economy brands are among the most respected in the industry and have won numerous awards for the quality and consistency of service they provide. We intend to continue to drive favorable consumer perception of our brands through our brand standards, quality assurance, marketing and franchisee relations. As a result, we believe our reshaped and elevated economy brands will be a natural entry point for millennials and other price-conscious travelers, who are looking for quality branded experiences at an economy price point.

Expand our presence in the midscale space and beyond

        Our leading position in the economy segment provides a strong platform for our accelerated growth in the midscale sector, where our share of branded rooms is approximately 15%. We are able to effectively and easily leverage our industry-leading technology, marketing platform and infrastructure to serve midscale and upscale hotels. This capability provides an opportunity for our existing franchisees to "trade up" as their businesses grow and for us to attract hotel owners and developers focused on these segments.

        In addition to expanding our revenue opportunities, growing our presence outside the economy segment offers many advantages, including strengthening brand equity and building brand loyalty among higher-paying guests. Growth in the midscale and upscale segments, all within the Wyndham Rewards loyalty program, will provide our loyalty members with increased flexibility to redeem points at a Wyndham Hotels brand that fits a member's specific preferences, further increasing brand loyalty.

Grow our footprint in new and existing international markets

        With a diverse, global network of brands already represented in more than 80 countries, we intend to expand in new and existing international markets. Over the past five years, our international portfolio has grown at a compound annual rate of 12%, to nearly 2,700 hotels, and now represents approximately 32% of the hotels in our system.

        We have built a strong, flexible international franchise sales platform, with more than 100 sales professionals in key locations around the world, including in Europe, Latin America, India, China, Singapore and Australia. We typically focus on rapidly developing countries that are under-served by the hotel industry. We also look for flagship opportunities in higher-traffic markets throughout the world to aid international brand awareness and loyalty. We believe our flexibility as a sales organization and our diverse portfolio of brands enable us to effectively adapt our sales strategies in response to franchisees' and hotel developers' needs, and to changes in global supply and demand.

        Currently, our pipeline of franchise contracts and applications consists of approximately 1,200 hotels with 148,000 rooms, of which more than half are international. As we grow internationally, we are particularly focused on brand quality and property design, with approximately 90% of our existing international pipeline being new-construction projects.

Use cash flow to create value for stockholders

        We intend to use the cash flow generated by our operations to create value for stockholders. Our asset-light business model, with low fixed costs and stable, recurring franchise fee revenue, generates attractive margins and cash flow. In addition to investments in the business, including acquisitions of brands and businesses that would expand our presence and capabilities in the lodging industry, we expect to return capital to our stockholders through dividends and/or share repurchases. We expect to pay a regular dividend and use excess cash to repurchase shares.

Recent Developments

The La Quinta Acquisition

        In January 2018, Wyndham Worldwide Corporation entered into an agreement with La Quinta Holdings Inc. to acquire its hotel franchising and management businesses for $1.95 billion in cash. Under the terms of the agreement, stockholders of La Quinta Holdings Inc. will receive $8.40 per share or $16.80 per share (if a reverse stock split has been effected) in cash (approximately $1.0 billion in aggregate), and Wyndham Worldwide will repay approximately $715 million of La Quinta Holdings Inc. debt and set aside a reserve of $240 million for estimated taxes expected to be incurred in connection with the taxable spin-off of La Quinta Holdings Inc.'s owned real estate assets into CorePoint. Consummation of the La Quinta acquisition is subject to certain customary conditions, including the receipt of approval from the La Quinta Holdings Inc. stockholders and government agencies. The waiting period under the Hart-Scott-Rodino Act for the La Quinta acquisition expired on March 2, 2018. If the agreement is terminated, under certain specified circumstances, La Quinta Holdings Inc. may be required to pay Wyndham Worldwide Corporation a termination fee of $37 million. This summary of the agreement is qualified in its entirety by reference to the full text, which is filed as an exhibit to the registration statement of which this information statement forms a part. The La Quinta acquisition is expected to close in the second quarter of 2018. The La Quinta brand is one of the largest midscale/upper midscale brands in the hotel industry, with 902 hotels (585 third-party franchised and 317 managed) in 48 states in the United States, Mexico, Canada, Honduras and Colombia as of December 31, 2017.

        With the acquisition of La Quinta's asset-light, fee-based hotel management and franchising businesses, Wyndham Hotels will span 21 brands and over 9,000 hotels across more than 80 countries. In addition to adding over 900 hotels to the world's largest hotel network, the acquisition of La Quinta will strengthen our position in the midscale and upper midscale segments of the hotel industry, which has been and continues to be one of our strategic priorities. Following the La Quinta acquisition, Wyndham Hotels will have the largest number of midscale and economy hotels in the industry. We expect to leverage our development capabilities to further grow the La Quinta brand in the United States and across Latin America where we already have 198 properties. The transaction will also expand our managed hotel network by more than 250%, from 116 hotels today to more than 430 properties, making us the sixth-

largest hotel manager in the United States. Hotel management represents an attractive expansion opportunity to grow our asset-light business and further penetrate the midscale and higher segments.

        The La Quinta Returns loyalty program, with over 15 million enrolled members, will be combined with the award-winning Wyndham Rewards loyalty program, with nearly 55 million enrolled members.

        LQ Management L.L.C., an indirect wholly-owned subsidiary of La Quinta that will become an indirect wholly-owned subsidiary of Wyndham Hotels & Resorts, Inc. after the completion of the acquisition, will enter into 20-year management agreements with subsidiaries of CorePoint, with each hotel to be a party to a separate management agreement, whereby the management fees paid by CorePoint on the La Quinta properties owned by CorePoint will increase from 2.5% to 5.0% of gross revenue. The management agreements will allow for two additional five-year renewal periods at LQ Management L.L.C.'s option, provided that the terms of the associated franchise agreements are also renewed for the same renewal period. CorePoint may also pay certain service fees and generally will pay or reimburse LQ Management L.L.C.'s for any hotel operating expenses incurred by it in the course of managing the hotel, including salaries and wages of hotel employees. Services provided under these agreements will include, but will not be limited to, certain human resources, risk management, revenue management, payroll, accounting and information technology services. Subject to certain qualifications, notice requirements, applicable cure periods and, in certain instances, termination fees, the applicable management agreement for each of the CorePoint hotels generally will be terminable by either party upon material casualty or condemnation of the hotel, or the occurrence of certain customary events of default and will be terminable by CorePoint upon a sale of the hotel. CorePoint will also have the right to terminate the management agreements if certain performance metrics are not satisfied, subject to customary notice and cure provisions on LQ Management L.L.C.'s behalf. In the event a dispute between LQ Management L.L.C. and CorePoint is not resolved through discussion or negotiation, either party may choose to submit the dispute for resolution pursuant to binding arbitration. Neither party will have the option of exploring other judicial procedures to litigate such a dispute.

        La Quinta Franchising LLC, an indirect wholly-owned subsidiary of La Quinta that will become an indirect wholly-owned subsidiary of Wyndham Hotels & Resorts, Inc. after the completion of the acquisition, will also enter into franchise agreements related to the CorePoint hotels, with each hotel to be a party to a separate franchise agreement. Pursuant to the franchise agreements, CorePoint will be granted a limited, non-exclusive license to use the La Quinta name, marks and system in the operation of these hotels. La Quinta Franchising LLC will provide CorePoint hotels with a variety of services and benefits. The franchise agreements and associated brand standards will specify operational, record-keeping, accounting, reporting and marketing standards and procedures with which CorePoint must comply. The franchise agreements will require that CorePoint pay a royalty fee of 5.0% of gross room revenues, along with customary fees, including a marketing fee of 2.5% of gross room revenue, a reservation services fee of 2.0% of gross room revenue and a digital performance marketing fee of 10.0% (which may be increased up to 15.0% at La Quinta Franchising LLC's discretion) of LQ.com revenue. The franchise agreements will have an initial term of 20 years, with an opportunity for a renewal term of 10 years at CorePoint's option. Each franchise agreement will contain a mutual right to terminate without cause effective on the fifteenth anniversary of the franchise agreement. La Quinta Franchising LLC will also be able to terminate the agreements upon the occurrence of certain events, including the failure to maintain brand standards and the failure to pay royalties and fees as and when due.

        We expect to generate substantial synergies when integrating La Quinta into our existing business by eliminating redundant public company expenses and reducing operating costs associated with technology, distribution and marketing as we leverage our scale and existing infrastructure. Additional revenue benefits are expected to come from incremental domestic and international expansion as well as RevPAR growth from a broader distribution platform.

Sale of Knights Inn

        In April 2018, Wyndham Hotel Group, LLC, a wholly owned subsidiary of Wyndham Worldwide Corporation that will be a wholly owned subsidiary of Wyndham Hotels & Resorts, Inc. upon completion of the spin-off, entered into a definitive agreement to sell the Knights Inn brand to a subsidiary of RLH Corporation for $27 million in cash, subject to customary closing conditions and certain post-closing adjustments. The sale is expected to close during the second quarter of 2018.

Adding "By Wyndham" to Brands

        In April 2018, Wyndham Worldwide announced that it would be adding the "by Wyndham" hallmark to twelve of its brands: Super 8, Days Inn, Howard Johnson, Travelodge, AmericInn, Baymont, Ramada, Ramada Encore, Dolce, Dazzler, Esplendor and Trademark. Updated brand names and logos will begin appearing in April 2018.

History

        Our business was initially incorporated as Hospitality Franchise Systems, Inc. in 1990 to acquire the Howard Johnson brand and the franchise rights to the Ramada brand in the United States. It has been a part of Wyndham Worldwide and its predecessor since 1997 and has grown substantially over time through acquisitions and organic expansion.

1990 — Acquired the U.S. rights to the Ramada brand

1990 — Acquired the Howard Johnson chain, the original franchised hotel chain

1992 — Purchased the Days Inn brand; Days Inns have been offered for sale in the United States since 1972

1993 — Acquired the Super 8 brand, building our portfolio of familiar roadside names

1995 — Launched our first homegrown brand – Wingate Inn. Acquired the Knights Inn brand, expanding our economy travel options

1996 — Acquired the right to Travelodge brand for the United States, Canada and Mexico

2004 — Acquired the Ramada Worldwide brand and began international expansion

2005 — Acquired Wyndham Hotels and Resorts, which includes the Wyndham, Wyndham Garden, and Wyndham Grand chains, and gave us our flagship brand

2006 — Acquired the Baymont brand, increasing our presence in the Midwestern United States

2008 — Purchased the Hawthorn Suites brand, providing entry into extended stay; acquired the Microtel brand

2010 — Acquired the TRYP Hotels Chain, expanding our presence in Europe and Latin America

2015 — Purchased the Dolce Hotels and Resorts chain of conference centers, increasing our capabilities to provide group and meeting space

2016 — Acquired Fen Hotels, including the Esplendor Boutique Hotels and Dazzler Hotels brands, to further expand in Latin America

2017 — Launched our first "soft brand," the Trademark Hotel Collection, targeting the underserved segment of midscale independent hotels

2017 — Acquired the AmericInn brand, complementing our midscale portfolio

2018 — Entered into a definitive agreement to acquire La Quinta's hotel franchise and management businesses, with the expectation to close in the second quarter of 2018

 Our System

        With 8,422 affiliated hotels in our brand portfolio, our global footprint is substantially greater than that of any other hotel company in the world. Our brands can be found in over 80 countries, with the heaviest geographic concentration in the United States and China:

	# of Properties	% of System
United States	5,726	68%
Asia Pacific	1,556	19%
Canada	509	6%
Europe/Middle East/Africa	433	5%
Latin America	198	2%

Global	8,422	100%

        We welcome nearly 140 million guests annually worldwide. While our portfolio spans a wide array of hotel brand offerings, we are the leader in the economy segment and have been rapidly increasing our significant presence in the midscale segment.

	# of Properties	% of System
Economy	6,131	73%
Midscale	1,804	21%
Lifestyle	205	3%
Upscale	172	2%
Extended Stay	110	1%

	8,422	100%

        Our portfolio of brands appeals to a broad range of consumers. With diverse offerings across chain scales, geographies and price points, and a particular focus on economy and midscale hotels we seek to address the travel needs of the over two billion people in the expanding global middle class. Our brands combine innovative design, quality and affordability that attracts today's value-conscious consumer. While our typical guest is a leisure traveler, our industry-leading scale and presence in major, secondary and tertiary cities also attract business travelers. Over 1,300 hotels affiliated with our brands are located on interstate and highway roadsides, catering to value-oriented guests seeking quality accommodations in convenient locations. We also seek to appeal to the growing millennial generation through our investment in consumer-facing technology, online and social media marketing, innovative new-construction prototypes and redesigned lobbies.

        The following table presents the changes in our portfolio for the last three years:

	As of December 31,
	2017		2016		2015
	Properties	Rooms	Properties	Rooms	Properties	Rooms
Beginning balance	8,035	697,607	7,812	678,042	7,645	660,826
Additions	886	80,875	664	62,401	643	65,807
Terminations	(499)	(50,287)	(441)	(42,836)	(476)	(48,591)

Ending balance	8,422	728,195	8,035	697,607	7,812	678,042

        In addition to our existing franchisees, we have a development pipeline of nearly 1,200 hotels, representing 148,000 rooms as of December 31, 2017. Our pipeline is comprised of over 600 hotel executions, representing 88,000 rooms, and approximately 500 hotel contracts under negotiation, representing 60,000 rooms. Typically, 70% of executions open within the following 24 months. While there can be no assurance that any particular property in our pipeline will eventually become franchised by us, our pipeline is typically only a subset of our development activity in any given period. Approximately 60% of our annual hotel additions are executed and opened in less than 90 days and therefore may never appear in our pipeline.

Our Brands

        Through our diverse portfolio of well-recognized hotel brands, we offer consumers hotel options in markets throughout the world with a wide range of amenities and at a variety of price points.

        As of December 31, 2017, our brand portfolio consisted of the following:

			North America		Asia Pacific		Europe,

		Global RevPAR	United States	Canada	China	Other Asia	Middle East and Africa	Latin America	Total

	Super 8	$27.73
	Properties		1,608	124	1,127	—	4	4	2,867
	Rooms		97,159	8,028	72,526	—	627	350	178,690

	Days Inn	$35.77
	Properties		1,493	112	85	18	60	5	1,773
	Rooms		112,588	8,783	14,650	2,241	3,811	387	142,460

	Howard Johnson	$31.45
	Properties		211	36	56	5	2	46	356
	Rooms		16,907	2,573	18,457	1,314	243	2,756	42,250

Economy	Travelodge	$37.80
	Properties		340	96	—	—	—	—	436
	Rooms		23,081	8,534	—	—	—	—	31,615

	Microtel	$41.24
	Properties		304	15	—	13	—	5	337
	Rooms		21,551	1,317	—	957	—	595	24,420

	Knights Inn	$23.67
	Properties		331	31	—	—	—	—	362
	Rooms		20,813	1,193	—	—	—	—	22,006

	Ramada	$39.31
	Properties		362	80	85	95	155	31	808
	Rooms		43,526	7,639	19,071	13,931	24,176	3,729	112,072

	Baymont	$38.20
	Properties		480	2	—	—	—	1	483
	Rooms		37,910	273	—	—	—	118	38,301

	Wingate	$56.37
	Properties		146	7	—	—	—	1	154
	Rooms		13,224	704	—	—	—	176	14,104

Midscale	Wyndham Garden	$48.81
	Properties		69	3	1	2	16	24	115
	Rooms		11,460	471	289	287	2,312	3,335	18,154

	AmericInn	$43.71
	Properties		202	—	—	—	—	—	202
	Rooms		11,877	—	—	—	—	—	11,877

	Ramada Encore	$31.95
	Properties		—	—	8	11	17	6	42
	Rooms		—	—	1,289	2,520	2,224	770	6,803

Extended	Hawthorn Suites	$54.52
Stay	Properties		103	—	—	—	7	—	110
	Rooms		9,986	—	—	—	704	—	10,690

	TRYP	$55.49
	Properties		5	—	1	3	90	19	118
	Rooms		614	—	95	316	13,233	2,873	17,131

	Dazzler	$63.95
	Properties		—	—	—	—	—	13	13
	Rooms		—	—	—	—	—	1,621	1,621

Lifestyle	Trademark	$68.02
	Properties		12	—	—	—	52	—	64
	Rooms		1,827	—	—	—	8,602	—	10,429

	Esplendor	$56.76
	Properties		—	—	—	—	—	10	10
	Rooms		—	—	—	—	—	606	606

	Wyndham	$66.33
	Properties		37	—	20	8	15	31	111
	Rooms		11,089	—	6,406	1,180	2,799	6,511	27,985

	Wyndham Grand	$65.10
Upscale	Properties		12	—	17	1	9	2	41
	Rooms		3,375	—	6,004	194	2,339	448	12,360

	Dolce	$84.37
	Properties		11	3	—	—	6	—	20
	Rooms		3,145	276	—	—	1,200	—	4,621

Total	Properties	$37.63	5,726	509	1,400	156	433	198	8,422
	Rooms		440,132	39,791	138,787	22,940	62,270	24,275	728,195

Wyndham Rewards

        Wyndham Rewards is our award-winning guest loyalty program that supports our brand portfolio and entire system of affiliated hotels. The program generates substantial repeat business for our franchisees by rewarding frequent stays with points that can be redeemed for free nights or other rewards, such as airline tickets and gift cards. Based on the principles of being a generous and simple program, loyalty members earn a minimum of points for every qualified stay and are able to redeem a free night at any of our affiliated hotels for a fixed number of points. In addition to the 8,422 hotels in our system, Wyndham Rewards members are able to redeem points in over 20,000 Wyndham Worldwide vacation ownership and rentals properties. We expect to enter into agreements with Wyndham Worldwide to allow these properties to continue to participate in our loyalty program following the spin-off.

        Since inception, nearly 55 million people have enrolled in Wyndham Rewards. As of December 31, 2017, Wyndham Rewards members generated approximately 30% of our franchisees reservations.

        We license the Wyndham Rewards name to Visa in a co-branded credit card arrangement. Wyndham Rewards members who have the Wyndham Rewards Visa credit card benefit by earning points for purchases that can be used to redeem stays at any of our affiliated hotels, as well as certain other rewards. We generate revenue primarily by cardholder spending activity and the enrollment of new holders. Our Wyndham Rewards Visa credit card program has been growing rapidly with cardholder spend activity up nearly 70% from 2014.

Our Hotel Franchising Business

        We primarily license our brand names and associated trademarks to hotel owners under long-term franchise agreements. Our franchise agreements are typically 10 to 20 years in length and generally include a royalty fee of approximately 4% to 5% of gross room revenue and a marketing and reservation fee of approximately 3% to 5% of gross room revenue. Once a franchise agreement is executed, we will receive this cash flow stream throughout the term of the agreement. Our franchise business is easily adaptable to changing economic environments due to low operating cost structures and our ability to add affiliated hotels with little to no upfront capital investment by us. This, in addition to the recurring fee streams provided by royalty fees, results in a resilient business model that yields attractive margins and predictable cash flows and enables us to successfully manage industry fluctuations.

        Early in our international development efforts, we entered new markets through master franchise agreements, whereby we licensed our hotel brands and our associated trademarks to third parties that assumed the principal role of franchisor. Since we provide limited services to master franchisors, the fees we receive in connection with these agreements are typically lower than the fees we receive under a direct franchising model. As our international presence expanded, our need to enter into master franchise agreements decreased, enabling us to transition to a more traditional direct franchise relationship.

        Our franchise sales team consists of over 100 sales professionals serving customers throughout the world. Our development team is focused on growing our franchise business through conversions of existing branded and independent hotels and partnering with developers to brand newly constructed hotels. Our franchise sales teams are generally responsible for selling all brands within a specified region and promoting the specific brand that is best suited for the specific property and location. In addition to a regional presence in the United States, we currently have development teams located in London, Istanbul, Dubai, Shanghai, Singapore, Delhi, Sao Paulo and Buenos Aires. Our international presence in key countries allows us to quickly adapt to changes in the increasingly dynamic global marketplace and to capitalize on new opportunities throughout the world as they emerge. We occasionally provide financial support in the form of loans or development advances to help generate new business. In 2017, we executed 1,469 franchise agreements, and only 5% received financial support from us, totaling $10 million.

        Our typical franchisee is a first-time hotelier and single property owner. Frequently, the hotel is our franchisee's only source of income. We offer these small business owners a variety of services, including (i) education and training on best practices in hotel operations, (ii) distribution, (iii) marketing and loyalty initiatives, (iv) low cost procurement and (v) expansion and growth strategies, which help to drive return on their investment. We believe our ability to fulfill the needs of our franchisees is reflected in our franchisee retention, which is consistently high. We retain approximately 95% of our total properties each year.

        A key element of our value proposition to franchisees is reservation delivery and profit optimization. Our cloud-based, web-enabled, state-of-the-art technology platform, which includes a fully integrated property management, reservation and revenue management system, is provided to all our franchisees at an affordable price. We provide our franchisees with the types of tools used by larger hotels, a capability that was effectively unaffordable to hotels in the economy and midscale sectors. Our scale enables franchisees to take advantage of attractive pricing, and this cloud-based, web-enabled solution eliminates the need for our franchisees to purchase or maintain an on-site server, which traditionally has been a significant cost to hotel owners. As of December 31, 2017, we have completed our migration to this new technology platform.

        Our reservation system is designed so that our franchisees have easy and fast access to incremental distribution channels. Using our fully automated and extensive partner network, we distribute rates and inventory through thousands of offline and online channels and connect to all major global distribution systems and online travel agencies, enabling our franchisees to leverage our scale to drive incremental bookings. We also offer around-the-clock handling of direct-to-property reservation calls for our franchisees. Our call center agents book reservations at a meaningful ADR premium as compared to direct-to-property reservation calls, enabling our franchisees to optimize revenue while reducing staffing costs.

        As of December 31, 2017, our franchising portfolio consisted of 8,304 hotels representing 703,000 rooms, which comprised 99% of our total system.

        During 2017, we generated $964 million of revenue from franchising activities, which represented approximately 89% of our total revenue (excluding cost reimbursements). Our franchise fees include (i) ongoing royalties that are generally calculated as a percentage of gross room revenue and permit the hotel owners and operators to use certain of the trademarks associated with our brand names, (ii) initial franchise fees, which relate to services provided to assist a franchised hotel to open under one of our brands, (iii) other franchise fees, which include franchise renewal fees, transfer fees and early termination fees, (iv) marketing, loyalty and reservation fees, which are intended to reimburse us for marketing and reservation activities, as well as loyalty member redemptions and program administration and (v) royalties derived from licensing our "Wyndham" trademark and certain other trademarks and intellectual property to Wyndham Worldwide Corporation.

        Other revenue sources generated from franchising activities include licensing fees, credit card program revenue and procurement services. In connection with the spin-off, we intend to enter into a license, development and noncompetition agreement with Wyndham Destinations primarily for the use by Wyndham Destinations of our "Wyndham" trademark and certain other trademarks and intellectual property, for which Wyndham Destinations will pay us certain royalties and other fees. On February 15, 2018, Wyndham Worldwide accepted a binding offer to sell its European vacation rental business. In connection with that anticipated sale, the European vacation rental businesses will enter into a 20-year trademark license agreement, pursuant to which it will pay Wyndham Hotels an annual royalty of 1% of net revenue for the right to use the "by Wyndham Vacation Rentals" endorser brand. Subsequent to the spin-off, we will earn royalties and other fees, which are projected to increase by $40 million, to $115 million annually, pursuant to these respective agreements with Wyndham Destinations and the European vacation rental businesses. We earn revenue from our co-branded Wyndham Rewards Visa credit card program, which is primarily generated by cardholder spending activity and the enrollment of new cardholders. We also earn procurement services revenue from qualified vendors which is generated based on the level of goods and services purchased by franchisees and hotel guests from these qualified vendors.

Our Hotel Management Business

        By providing management services, we are able to appeal to hotel owners who may lack hotel operating experience and want a single-source solution for brand and management. We make decisions to manage hotels based on the strategic value it adds to our hotel brands, concentrating on brand and market location and the experience of the hotel owner. Internationally, particularly in developing markets, offering management services to hotel owners and developers is a prerequisite to successfully expand our presence in a region. Under our management arrangements, we provide all the benefits of a franchising agreement and also conduct the day-to-day-operations of the hotel on behalf of the owner. For the majority of hotels that we manage, we are responsible for the hiring, training and supervision of all hotel associates.

        The duration of our management agreements is typically 10 to 20 years. We earn a base management fee, which is based on a percentage of the hotel's total revenue, and in many cases we earn an incentive fee, which is based on achieving performance metrics agreed upon with hotel owners. As of December 31, 2017, we had 116 hotels under management contracts and two owned hotels—the Wyndham Grand Rio Mar Beach Resort and Spa in Puerto Rico and the Wyndham Grand Orlando Bonnet Creek. We manage hotels primarily under the Wyndham Hotels & Resorts, Wyndham Grand, Dolce, TRYP, Hawthorn, Esplendor and Dazzler brands in major markets and resort destinations globally.

        Our development team is focused on growing our presence in the top 25 U.S. markets with properties and hotel owners who will raise the profile and performance of our hotel brands, which will better position us to win future franchise and management contracts under our hotel brands. Our international development efforts are focused on building scale in key cities and markets, improving our hotel brand recognition and broadening our appeal to domestic and international guests.

        During 2017, we generated $119 million of revenue from our hotel management business excluding $264 million of cost reimbursements, which is 11% of our total revenue (excluding such cost reimbursements). Hotel management revenues are comprised of (i) base fees, which are typically a percentage of the total hotel revenues, (ii) incentive fees, which are typically a percentage of hotel profitability, and (iii) for our two owned hotels, gross room revenue, food and beverage services revenue and other amenity service revenue, such as from spa, casino and golf offerings. Other revenue sources generated from hotel management activities include service fees, which include fees derived from accounting, design, construction and purchasing services and technical assistance provided to managed hotels. We also record revenue for cost reimbursements. These are reimbursable payroll-related costs for operational employees at certain of our managed hotels. These costs are funded by hotel owners but the accounting rules require us to report these fees on a gross basis as both revenue and expense. We do not mark up these costs, so the revenue and related expense have no impact on our operating income or net income.

Properties

        Our corporate headquarters is located in a leased office at 22 Sylvan Way, Parsippany, New Jersey, with the lease expiring in 2029. We also lease space for our reservation center and/or data warehouses in Phoenix, Arizona and Saint John, New Brunswick, Canada pursuant to leases that expire in 2018. We do not intend to renew our lease in Phoenix, Arizona since we are migrating a substantial portion of our data center activities to the cloud. In addition, we have an additional 16 leases for office space in 12 countries outside the United States and an additional three leases within the United States with expiration dates ranging between 2018 and 2021. We will evaluate the need to renew each lease on a case-by-case basis prior to its expiration.

        Our owned hotel portfolio, which is part of our Hotel Management segment, currently consists of (i) the Wyndham Grand Rio Mar Beach Resort and Spa in Puerto Rico, located at Rio Mar Boulevard, Rio Grande, Puerto Rico, and (ii) the Wyndham Grand Orlando Bonnet Creek, located at Chelonia Parkway, Orlando, Florida. Aside from these hotels, we do not own any of the more than 8,400 properties within our franchised and managed portfolio.

Competition

        We encounter competition among hotel franchisors and lodging operators. We believe franchisees make decisions based principally upon the perceived value and quality of the brand and the services offered. We further believe that the perceived value of a brand name is partially a function of the success of the existing hotels franchised under the brand.

        The ability of an individual franchisee to compete may be affected by the location and quality of its property, the number of competitors in the vicinity, community reputation and other factors. A franchisee's success may also be affected by general, regional and local economic conditions. The potential negative effect of these conditions on our performance is substantially reduced by virtue of the diverse locations of our affiliated hotels and by the scale of our base. Our system is dispersed among approximately 5,700 franchisees, which reduces our exposure from any one franchisee. Our three master franchisors in China account for 15% of our franchised hotels. Apart from these relationships, no one franchisee accounts for more than 2% of our franchised hotels.

Relationship with Wyndham Worldwide

        Following the spin-off, we will continue to benefit from the existing relationship with Wyndham Worldwide, which operates, and expects to continue to operate, the world's largest vacation ownership and exchange businesses. Wyndham Hotels will continue to own the trademarks and other intellectual property rights related to our hotel brands, including the "Wyndham" trademark, and will collect a royalty from Wyndham Destinations for use of the "Wyndham" trademark, "The Registry Collection" trademark and certain other trademarks and intellectual property, under a license, development and noncompetition agreement. Under a Transition Services Agreement, Wyndham Destinations and Wyndham Hotels will provide transitional services to each other for, among other things, finance, information technology, human resources, payroll, tax and other services for a limited time to help ensure an orderly transition following the distribution. Under a Marketing Services Agreement, Wyndham Hotels will provide certain marketing-related services to Wyndham Destinations, including sharing certain post-stay reservation data and Wyndham Rewards loyalty program data for marketing purposes and providing telephone and email marketing support services. Additionally, Wyndham Hotels and Wyndham Destinations will enter into agreements relating to participation in the Wyndham Rewards loyalty program and continuing the co-branded Wyndham Rewards Visa credit card program.

        For a more detailed description, see "Certain Relationships and Related Party Transactions—Agreements with Wyndham Worldwide Related to the Spin-Off."

Seasonality

        While the hotel industry is seasonal in nature, periods of higher revenues vary property-by-property and performance is dependent on location and guest base. Based on historical performance, revenues from franchise and management fees are generally higher in the second and third quarters than in the first or fourth quarters due to increased leisure travel during the spring and summer months. The seasonality of our business may cause fluctuations in our quarterly operating results, earnings and profit margins. As we expand into new markets and geographical locations, we may experience increased or different seasonality dynamics that create fluctuations in operating results different from the fluctuations we have experienced in the past.

Intellectual Property

        Following the spin-off, Wyndham Hotels will continue to own the trademarks and other intellectual property rights related to our hotel brands, including the "Wyndham" trademark. We actively use, directly or through our licensees, these trademarks and other intellectual property rights. We operate in a highly competitive industry in which the trademarks and other intellectual property rights related to our hotel brands are very important to the marketing and sales of our services. We believe that our hotel brand names have come to represent high standards of quality, caring, service and value to our franchisees and guests. We register the trademarks that we own in the United States Patent and Trademark Office, as well as with other relevant authorities, where we deem appropriate, and otherwise seek to protect our trademarks and other intellectual property rights from unauthorized use as permitted by law.

Government Regulation

        Our business is subject to various foreign and U.S. federal and state laws and regulations. In particular, our franchisees are subject to the local laws and regulations in each country in which such hotels are operated, including employment laws and practices, privacy laws and tax laws, which may provide for tax rates that exceed those of the United States and which may provide that our foreign earnings are subject to withholding requirements or other restrictions, unexpected changes in regulatory requirements or monetary policy and other potentially adverse tax consequences. Our franchisees and other aspects of our business are also subject to various foreign and U.S. federal and state laws and regulations, including the Americans with Disabilities Act and similar legislation in certain jurisdictions outside of the United States.

        The Federal Trade Commission, various states and other foreign jurisdictions regulate the offer and sale of franchises. The Federal Trade Commission requires us to furnish to prospective franchisees a franchise disclosure document containing prescribed information prior to execution of a binding franchise agreement or payment of money by the prospective franchisee. State regulations also require franchisors to make extensive disclosure to prospective franchisees, and a number of states also require registration of the franchise disclosure document prior to sale of any franchise within the state. Non-compliance with disclosure and registration laws can affect the timing of our ability to sell franchises in these jurisdictions. Additionally, laws in many states and foreign jurisdictions also govern the franchise relationship, such as imposing limits on a franchisor's ability to terminate franchise agreements or to withhold consent to the renewal or transfer of these agreements. Failure to comply with these laws and regulations has the potential to result in fines, injunctive relief, and/or payment of damages or restitution to individual franchisees or regulatory bodies, or negative publicity impairing our ability to sell franchises.

        In addition, our business operations in countries outside the United States are subject to a number of laws and regulations, including restrictions imposed by the Foreign Corrupt Practices Act, as well as trade sanctions administered by the Office of Foreign Assets Control. The Foreign Corrupt Practices Act is intended to prohibit bribery of foreign officials and requires us to keep books and records that accurately and fairly reflect our transactions. The Office of Foreign Assets Control administers and enforces economic and trade sanctions based on U.S. foreign policy and national security goals against targeted foreign states, organizations and individuals. In addition, some of our operations may be subject to additional laws and regulations of non-U.S. jurisdictions, including the U.K.'s Bribery Act 2010, which contains significant prohibitions on bribery and other corrupt business activities, and other local anti-corruption laws in the countries and territories in which we conduct operations.

Employees

        As of December 31, 2017, we had approximately 8,700 employees, including approximately 1,100 employees outside of the United States. Approximately 13% of our employees are subject to collective bargaining agreements governing their employment with our company.

Legal Proceedings

        We are involved in various claims and lawsuits arising in the ordinary course of business, none of which, in the opinion of management, is expected to have a material adverse effect on our results of operations or financial condition. See Note 13—Commitments and Contingencies to our audited Combined Financial Statements for a description of claims and legal actions arising in the ordinary course of our business.

 MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis of the financial condition and results of operations of the Wyndham Hotels & Resorts businesses should be read in conjunction with "Unaudited Pro Forma Combined Financial Statements," "Selected Historical Combined Financial Data" and our audited Combined Financial Statements and related notes that appear elsewhere in this information statement. In addition to historical combined financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. See "Special Note About Forward-Looking Statements." Factors that could cause or contribute to these differences include those discussed below and elsewhere in this information statement, particularly in "Risk Factors."

        Following the consummation of the spin-off, Wyndham Hotels & Resorts, Inc. will hold, directly or through its subsidiaries, the Wyndham Hotels & Resorts businesses and will be the financial reporting entity.

Business Overview

        Wyndham Hotels is the world's largest hotel franchisor, with more than 8,400 affiliated hotels located in over 80 countries. We license our 20 renowned hotel brands to franchisees, who pay us royalty and other fees to use our brands and services. We are the leader in the economy segment and have a substantial and growing presence in the midscale and upscale segments of the global hotel industry. We have grown our franchised hotel portfolio over time both organically and through acquisitions, and we have a robust pipeline of hotel owners and developers looking to affiliate with our brands. In 2017, Wyndham Hotels generated revenues of $1,347 million, net income of $243 million and Adjusted EBITDA of $395 million.

        We enable our franchisees, who range from sole proprietors to public real estate investment trusts, to optimize their return on investment. We drive guest reservations to our franchisees' properties through strong brand awareness among consumers and businesses, our global reservation system, our award-winning Wyndham Rewards loyalty program and our national, local and global marketing campaigns. We establish brand standards, provide our franchisees with property-based operational training and turn-key technology solutions, and help reduce their costs by leveraging our scale. These capabilities enhance returns for our franchisees and therefore help us to attract and retain franchisees. With over 5,700 franchisees, we have built the largest network of franchisees of any global hotel company.

        Our portfolio of brands enables us to franchise hotels in virtually any market at a range of price points, catering to both our guests' and franchisees' preferences. We welcome nearly 140 million guests annually worldwide. We primarily target economy and midscale guests, as they represent the largest demographic in the United States and around the world. We have the leading position in the economy segment, where our hotel brands represent approximately two of every five branded rooms in the United States. Approximately 68% of the hotels affiliated with our brands are located in the United States and approximately 32% are located internationally.

        Our business model is asset-light, as we generally receive a percentage of each franchised hotel's room revenues but do not own the underlying properties. Our business is easily adaptable to changing economic environments due to a low operating cost structure, which, together with our recurring fee streams and limited capital expenditures, yields attractive margins and predictable cash flows. Our franchise agreements are typically 10 to 20 years in length, providing significant visibility into future cash flows. Under these agreements, our franchisees pay us royalty fees and marketing and reservation fees, which are based on a percentage of their gross room revenues. We are required to spend marketing and reservation fees on marketing and reservation activities, enabling us to predictably match these expenses with an offsetting revenue stream on an annual basis. We also license the "Wyndham" trademark and certain other trademarks and intellectual property to Wyndham Worldwide through existing license agreements under which we receive royalty fees, and will continue to earn royalty fees following the spin-off under a long-term licensing agreement. In addition to hotel franchising, we provide hotel management services on a select basis. Our portfolio of managed hotels includes 116 third-party-owned properties and two owned properties. Approximately 99% of the hotels in our system are franchised to third parties, and substantially all of our Adjusted EBITDA is generated by our Hotel Franchising segment.

        We pursue multiple avenues of growth to generate returns for our stockholders. We use our scale, brands, guest loyalty and franchisee network to add new hotels to our system. Our long-established franchising experience and ability to innovate, together with favorable macroeconomic and lodging industry fundamentals, continue to support our organic growth around the world. Additionally, we intend to use our cash flow to continue to return capital to stockholders and to invest in the business and pursue external growth opportunities.

        Our primary source of revenue is franchise and licensing fees, which represents approximately 80% of our total revenue (excluding cost reimbursements). Our franchise and licensing fees include: (i) ongoing royalties that are generally calculated as a percentage of gross room revenue and permit the hotel owners and operators to use certain of the trademarks associated with our brand names, (ii) initial franchise fees, which relate to services provided to assist a franchised hotel to open under one of our brands, (iii) other franchise fees, which include franchise renewal fees, transfer fees and early termination fees, (iv) marketing, loyalty and reservation fees, which are intended to reimburse us for marketing and reservation activities, as well as loyalty member redemptions and program administration and (v) royalties derived from licensing our "Wyndham" trademark, certain other trademarks and intellectual property to Wyndham Worldwide Corporation.

The Spin-Off Transactions

        On August 2, 2017, Wyndham Worldwide Corporation announced plans for the spin-off of its hotel franchising business to stockholders as a separate, publicly traded company, Wyndham Hotels & Resorts, Inc. The distribution is subject to the satisfaction or waiver of certain conditions. In addition, until the distribution has occurred, the Wyndham Worldwide board of directors has the right to not proceed with the distribution, even if all of the conditions are satisfied. See "The Spin-Off—Conditions to the Distribution." Immediately following the distribution, Wyndham Worldwide will not own any shares of our outstanding common stock, and we will have entered into a Separation and Distribution Agreement and several other agreements with Wyndham Destinations related to the spin-off. These agreements will govern the relationship between us and Wyndham Worldwide, which will then be known as Wyndham Destinations, after completion of the spin-off and provide for the allocation between us and Wyndham Destinations of various assets, liabilities, rights and obligations. These agreements will also include arrangements with respect to employee matters, tax matters, the licensing of trademarks and certain other intellectual property between us and Wyndham Destinations, transitional services to be provided by Wyndham Destinations to us, and by us to Wyndham Destinations, and participation in the Wyndham Rewards loyalty program. See "Certain Relationships and Related Party Transactions—Agreements with Wyndham Worldwide Related to the Spin-Off."

        Following the spin-off, we will continue to benefit from the existing relationship with Wyndham Worldwide, which operates, and expects to continue to operate, the world's largest vacation ownership and exchange businesses. Additionally, following the spin-off, Wyndham Hotels will own certain of the trademarks and other intellectual property associated with Wyndham Destinations' businesses and earn licensing fees from Wyndham Destinations pursuant to the license, development and noncompetition agreement. Wyndham Destinations will continue to participate in the Wyndham Rewards loyalty program, we will provide certain reservation and Wyndham Rewards loyalty program data to Wyndham Destinations, and we will continue to support and promote cross-marketing opportunities to maintain network benefits, as currently enjoyed by Wyndham Worldwide prior to the spin-off.

Tax Cuts and Jobs Act

        As discussed in further detail in Note 6—Income Taxes to our audited Combined Financial Statements, on December 22, 2017 the United States enacted the Tax Cuts and Jobs Act. The new law, which is also commonly referred to as "U.S. tax reform", significantly changes U.S. corporate income tax laws by, among other changes, imposing a one-time mandatory tax on previously deferred earnings of foreign subsidiaries, reducing the U.S. corporate income tax rate from 35% to 21% starting on January 1, 2018, creating a territorial tax system which generally eliminates U.S. federal income taxes on dividends from foreign subsidiaries, eliminating or limiting the deduction of certain expenses, and imposing a minimum tax on earnings generated by foreign subsidiaries, and could have a significant impact on our effective tax rate, cash tax expenses and/or deferred income tax balances.

The La Quinta Acquisition

        In January 2018, Wyndham Worldwide Corporation entered into an agreement with La Quinta Holdings Inc. to acquire its hotel franchising and management businesses for $1.95 billion in cash. Under the terms of the agreement, stockholders of La Quinta Holdings Inc. will receive $8.40 per share (if an expected reverse stock split has not yet been effected) or $16.80 per share (if the reverse stock split has been effected) in cash (approximately $1.0 billion in aggregate), and Wyndham Worldwide will repay approximately $715 million of La Quinta Holdings Inc. debt and set aside a reserve of $240 million for estimated taxes expected to be incurred in connection with the taxable spin-off of La Quinta Holdings Inc.'s owned real estate assets into CorePoint. Consummation of the La Quinta acquisition is subject to certain customary conditions, including the receipt of approval from the La Quinta Holdings Inc. stockholders and government agencies. The La Quinta acquisition is expected to close in the second quarter of 2018. This summary of the agreement is qualified in its entirety by reference to the full text, which is filed as an exhibit to the registration statement of which this information statement forms a part. See "Summary—Recent Developments—The La Quinta Acquisition" and "Our Business—Recent Developments—The La Quinta Acquisition."

Key Business and Financial Metrics and Terms Used by Management

Number of Rooms

        Represents the number of rooms at properties at the end of the period that are either under franchise and/or management agreements, which we receive a fee for reservation and/or other services provided.

RevPAR

        Represents revenue per available room and is calculated by multiplying average occupancy rate by average daily rate.

Adjusted EBITDA

        Adjusted EBITDA is defined as net income excluding interest expense, depreciation and amortization, impairment charges, restructuring and related charges, contract termination costs, transaction-related costs (acquisition-, disposition-, or separation-related), stock-based compensation expense, early extinguishment of debt costs and income taxes. Adjusted EBITDA is a financial measure that is not recognized under U.S. GAAP and should not be considered as an alternative to net income or other measures of financial performance or liquidity derived in accordance with U.S. GAAP. In addition, our definition of Adjusted EBITDA may not be comparable to similarly titled measures of other companies.

        We believe that Adjusted EBITDA provides useful information to investors about us and our financial condition and results of operations for the following reasons: (i) Adjusted EBITDA is among the measures used by our management team to evaluate our operating performance and make day-to-day operating decisions; and (ii) Adjusted EBITDA is frequently used by securities analysts, investors and other interested parties as a common performance measure to compare results or estimate valuations across companies in our industry.

        See "—Results of Operations—Reconciliation of Net Income to Adjusted EBITDA" included herein for a reconciliation of Adjusted EBITDA to the most closely comparable U.S. GAAP financial measure, net income.

Results of Operations

        Discussed below are our key operating statistics, combined results of operations and the results of operations for each of our reportable segments. The reportable segments presented below represent our operating segments for which discrete financial information is available and used on a regular basis by our chief operating decision maker to assess performance and to allocate resources. In identifying our reportable segments, we also consider the nature of services provided by our operating segments. Management evaluates the operating results of each of our reportable segments and based upon net revenues and Adjusted EBITDA. We believe that Adjusted EBITDA is a useful measure of performance for our segments and, when considered with U.S. GAAP measures, gives a more complete understanding of our operating performance. Our presentation of Adjusted EBITDA may not be comparable to similarly-titled measures used by other companies.

        We generate royalties and franchise fees, management fees and other revenues from hotel franchising and hotel management activities, as well as fees from licensing our "Wyndham" trademark, certain other trademarks and intellectual property. In addition, pursuant to our franchise and management contracts with third-party hotel owners, we generate marketing, reservation and loyalty fee revenues and cost reimbursement revenues that over time, are offset, respectively, by the marketing, reservation and loyalty costs and property operating costs that we incur.

Operating Statistics

        The table below presents our operating statistics for the years ended December 31, 2017 and 2016. These operating statistics are the drivers of our revenues and therefore provide an enhanced understanding of our business. Refer to the Results of Operations section below for a discussion as to how these operating statistics affected our business for the periods presented.

	Year Ended December 31,
	2017	2016	% Change
Rooms(a)
United States	440,100	429,000	3%
International	288,100	268,600	7%

Total rooms	728,200	697,600	4%

RevPAR(a)
United States	$41.04	$39.77	3%
International(b)	32.27	31.32	3%
Total RevPAR(b)	37.63	36.67	3%

(a)
Includes the impact of acquisitions from the acquisition dates forward.
(b)
Excluding the effect of foreign currency, both International and total RevPAR increased 3%.

 Year Ended December 31, 2017 vs. Year Ended December 31, 2016

	Year Ended December 31,
($ in millions)	2017	2016	% Change
Net revenues	$1,347	$1,312	3%
Expenses	1,086	1,024	6%

Operating income	261	288	(9%	)
Interest expense, net	6	1	500%

Income before income taxes	255	287	(11%	)
Provision for income taxes	12	115	(90%	)

Net income	$243	$172	41%

        During 2017, net revenues increased 3% from 2016 primarily due to global system growth and higher RevPAR, partially offset by lower cost reimbursements revenues.

        During 2017, total expenses increased 6% and includes $41 million of non-cash impairment charges. During 2017:

  •
  Marketing, reservation and loyalty expenses decreased to 30.1% of revenues from 31.0% during 2016 due to an overall increase in net revenues;

  •
  Operating expenses increased to 15.2% of revenue from 14.3% in 2016 primarily as a result of higher expenses at our owned hotel in Puerto Rico due to the impact of the hurricanes during 2017; and

  •
  General and administrative expenses increased to 6.5% of revenues from 6.3% during 2016 primarily due to employee-related and legal costs.

        Marketing, reservation and loyalty revenues exceeded marketing, reservation and loyalty expenses by $1 million during 2017 and were lower than marketing, reservation and loyalty revenues by $2 million during 2016, respectively.

        Our effective tax rate was 4.7% in 2017, primarily due to an $89 million net tax benefit from the impact of the enactment of the U.S. Tax Cuts and Jobs Act during the year. Our effective tax rate was 40.1% in 2016.

        As a result of the foregoing, net income increased by $71 million, or 41%, from 2016.

        Following is a discussion of the 2017 results of each our segments compared to 2016:

	Net Revenues				Adjusted EBITDA
($ in millions)	2017	2016	% Change		2017	2016	% Change
Hotel Franchising	$964	$924	4%		$414	$394	5%
Hotel Management	383	388	(1%	)	21	26	(19%	)
Corporate and other*	—	—	—		(40)	(39)	(3%	)

Total Company	$1,347	$1,312	3%		$395	$381	4%

*
Includes the elimination of transactions between segments.

Reconciliation of Net Income to Adjusted EBITDA

($ in millions)	2017	2016
Net income	$243	$172
Provision for income taxes	12	115
Depreciation and amortization	75	73
Interest expense, net	6	1
Stock-based compensation	11	10
Separation-related expenses	3	—
Transaction-related expenses	3	1
Restructuring expenses	1	2
Impairment expenses	41	—
Contract termination costs	—	7

Adjusted EBITDA	$395	$381

        In 2017, we reported net income of $243 million, which included after-tax charges of (i) $25 million for impairments, (ii) $2 million for transaction-related costs for acquisitions, (iii) $2 million related to our planned separation from Wyndham worldwide and (iv) $1 million for restructuring activities. In 2016, we reported net income of $172 million, which included after-tax charges of (i) $5 million for termination of a management contract, (ii) $1 million for transaction-related costs and (iii) $1 million for restructuring activities.

Hotel Franchising

        Following is a discussion of the 2017 results for our Hotel Franchising segment compared to 2016:

	Year Ended December 31,
	2017	2016	% Change
Rooms(a)
North America	467,000	455,600	3%
International	235,900	218,400	8%

Total rooms	702,900	674,000	4%

RevPAR(a)
North America	$39.69	$38.20	4%
International(b)	28.97	28.44	2%
Total RevPAR(b)	36.18	35.21	3%

(a)
Includes the impact of acquisitions from the acquisition dates forward.
(b)
Excluding the effects of foreign currency, both International and total RevPAR increased 3%.

        Net revenues increased 4% during 2017 compared with 2016 primarily due to 4% total hotel franchising system growth and 3% higher RevPAR.

        Adjusted EBITDA increased 5% during 2017 primarily due to higher revenues. Foreign currency translation unfavorably impacted Adjusted EBITDA by $1 million. During 2017:

  •
  Marketing, reservation and loyalty expenses decreased to 41.2% of revenues from 43.2% during 2016 due to an increase in total net revenues;

  •
  Operating expenses increased to 12.0% of revenue from 10.7% during 2016 due to higher employee-related costs; and

  •
  General and administrative expenses increased to 4.7% of revenues from 4.4% during 2016 primarily due to higher legal costs.

        Marketing, reservation and loyalty revenues exceeded marketing, reservation and loyalty expenses by $8 million in 2017 and $3 million in 2016.

Hotel Management

        Following is a discussion of the 2017 results for our Hotel Management segment compared to 2016:

	Year Ended December 31,
	2017	2016	% Change
Rooms(a)
North America	12,900	13,500	(4%	)
International	12,400	10,100	23%

Total rooms	25,300	23,600	7%

RevPAR(a)
North America	$96.19	$94.83	1%
International(b)	58.24	63.24	(8%	)
Total RevPAR(b)	78.59	83.31	(6%	)

(a)
Includes the impact of acquisitions from the acquisition dates forward.
(b)
Excluding the effects of foreign currency, International RevPAR decreased 7% and total RevPAR decreased 6%.

        Net revenues declined $5 million during 2017 compared with 2016, primarily as a result of a $7 million reduction in cost reimbursement revenues.

        Adjusted EBITDA decreased by $5 million during 2017 compared with 2016 as a result of higher operating expenses at our owned hotels due to the impact of hurricanes. During 2017:

  •
  Cost reimbursements decreased to 68.9% of revenues from 69.8% during 2016;

  •
  Operating expenses increased to 22.7% of revenues from 20.6% in 2016, primarily as a result of higher operating expenses at our owned hotel in Puerto Rico due to the impact of the hurricanes during 2017;

  •
  Marketing, reservation and loyalty expenses increased to 2.3% of revenues from 1.8% during 2016 primarily due to lower total net revenues; and

  •
  General and administrative expenses decreased to 0.9% of revenues from 1.0% during 2016.

        Cost reimbursement revenue was equal to reimbursable expenses in both 2017 and 2016. Marketing, reservation and loyalty expenses exceeded marketing, reservation and loyalty revenues by $7 million and $5 million in 2017 and 2016, respectively.

Corporate and Other

        Corporate expenses increased $1 million during 2017 compared to 2016.

 Operating Statistics

        The table below presents our operating statistics for the years ended December 31, 2016 and 2015. These operating statistics are the drivers of our revenues and therefore provide an enhanced understanding of our businesses. Refer to the Results of Operations section below for a discussion as to how these operating statistics affected our business for the periods presented.

	Year Ended December 31,
	2016	2015	% Change
Rooms(a)
United States	429,000	435,300	(1%	)
International	268,600	242,700	11%

Total rooms	697,600	678,000	3%

RevPAR(a)
United States	$39.77	$39.13	2%
International(b)	31.32	33.67	(7%	)
Total RevPAR(b)	36.67	37.26	(2%	)

(a)
Includes the impact of acquisitions from the acquisition dates forward.
(b)
Excluding the effect of foreign currency, International RevPAR decreased 3% and total RevPAR was flat.

Year Ended December 31, 2016 vs. Year Ended December 31, 2015

	Year Ended December 31,
($ in millions)	2016	2015	% Change
Net revenues	$1,312	$1,301	1%
Expenses	1,024	1,051	(3%	)

Operating income	288	250	15%
Interest expense, net	1	1	—

Income before income taxes	287	249	15%
Provision for income taxes	115	100	15%

Net income	$172	$149	15%

        During 2016, net revenues increased 1% from 2015 primarily due to global system growth and higher domestic RevPAR, partially offset by lower marketing, reservation and loyalty revenues. Foreign currency translation unfavorably impacted revenues by $4 million.

        During 2016, total expenses decreased 3% primarily due to (i) an 8% decline in general and administrative expenses resulting from lower information technology costs and a reduction in general overhead costs allocated from our parent and (ii) a $7 million lower contract termination charge. Foreign currency translation favorably impacted expenses by $2 million. During 2016:

  •
  Marketing, reservation and loyalty expenses decreased to 31.0% of revenues from 32.1% during 2015 due to a decline in marketing, reservation and loyalty revenues and expenses;

  •
  Operating expenses decreased to 14.3% of revenue from 14.7% in 2015 primarily due to a $7 million lower contract termination charge recorded during 2015; and

  •
  General and administrative expenses decreased to 6.3% of revenues from 6.9% during 2015 primarily due to lower information technology costs.

        Marketing, reservation and loyalty expenses exceeded marketing, reservation and loyalty revenues by $2 million and $9 million during 2016 and 2015, respectively.

        Our effective tax rates were 40.1% and 40.2% during 2016 and 2015, respectively.

        During 2016, as a result of the revenue increases and expense reductions, net income increased by $23 million, or 15%, from 2015.

        Following is a discussion of the 2016 results of each our segments compared to 2015:

	Net Revenues			Adjusted EBITDA
($ in millions)	2016	2015	% Change	2016	2015	% Change
Hotel Franchising	$924	$912	1%	$394	$366	8%
Hotel Management	388	389	—	26	28	(7%	)
Corporate and other*	—	—	—	(39)	(41)	5%

Total Company	$1,312	$1,301	1%	$381	$353	8%

*
Includes the elimination of transactions between segments.

Reconciliation of Net Income to Adjusted EBITDA

($ in millions)	2016	2015
Net income	$172	$149
Provision for income taxes	115	100
Depreciation and amortization	73	67
Interest expense, net	1	1
Stock-based compensation	10	9
Transaction-related expenses	1	3
Restructuring expenses	2	3
Impairment expenses	—	7
Contract termination costs	7	14

Adjusted EBITDA	$381	$353

        In 2016, we reported net income of $172 million, which included after-tax charges of (i) $5 million for the termination of a management contract, (ii) $1 million for restructuring activities and (iii) $1 million related to transaction costs for acquisitions. In 2015, we reported net income of $149 million, which included after-tax charges of (i) $8 million for the termination of a management contact, (ii) $5 million for an asset impairment, (iii) $4 million related to transaction costs for acquisitions including the establishment of a tax valuation allowance and (iv) $2 million for restructuring activities.

Hotel Franchising

        Following is a discussion of the 2016 results for our Hotel Franchising segment compared to 2015:

	Year Ended December 31,
	2016	2015	% Change
Rooms(a)
North America	455,600	461,700	(1%	)
International	218,400	196,100	11%

Total rooms	674,000	657,800	2%

RevPAR(a)
North America	$38.20	$37.81	1%
International(b)	28.44	30.72	(7%	)
Total RevPAR(b)	35.21	35.81	(2%	)

(a)
Includes the impact of acquisitions from the acquisition dates forward.
(b)
Excluding the effects of foreign currency, International RevPAR decreased 3% and total RevPAR was flat.

        Net revenues increased 1% during 2016 compared with 2015 primarily due to 11% international system growth and 1% higher RevPAR in North America, partially offset by a 1% decline in rooms in North America. Foreign currency translation unfavorably impacted revenues by $4 million.

        Adjusted EBITDA increased 8% during 2016 primarily due to higher revenues coupled with a 7% decrease in general and administrative expenses resulting from lower information technology costs. Foreign currency translation unfavorably impacted adjusted EBITDA by $2 million. During 2016:

  •
  Marketing, reservation and loyalty expenses decreased to 43.2% of revenues from 45.0% during 2015 due to a decline in marketing, reservation and loyalty revenues and expenses;

  •
  Operating expenses were 10.7% of revenue unchanged from 2015; and

  •
  General and administrative expenses decreased to 4.4% of revenues from 4.8% during 2015 primarily due to lower information technology costs.

        Marketing, reservation and loyalty revenues exceeded marketing, reservation and loyalty expenses by $3 million in 2016 and were lower than marketing, reservation and loyalty expenses by $3 million in 2015.

Hotel Management

        Following is a discussion of the 2016 results for our Hotel Management segment compared to 2015:

	Year Ended December 31,
	2016	2015	% Change
Rooms(a)
North America	13,500	13,800	(2%	)
International	10,100	6,400	58%

Total rooms	23,600	20,200	17%

RevPAR(a)
North America	$94.83	$93.25	2%
International(b)	63.24	71.31	(11%	)
Total RevPAR(b)	83.31	86.74	(4%	)

(a)
Includes the impact of acquisitions from the acquisition dates forward.
(b)
Excluding the effects of foreign currency, International RevPAR decreased 9% and total RevPAR decreased 3%.

        Net revenues declined $1 million during 2016 compared with 2015 primarily as a result of a $2 million reduction in cost reimbursement revenues.

        Adjusted EBITDA decreased by $2 million during 2016 compared with 2015. During 2016:

  •
  Cost reimbursements decreased to 69.8% of revenues from 70.1% during 2015;

  •
  Operating expenses increased to 20.6% of revenues from 19.8% in 2015, principally reflecting higher expenses associated with hotel performance guarantees;

  •
  Marketing, reservation and loyalty expenses decreased to 1.8% of revenues from 2.1% during 2015; and

  •
  General and administrative expenses were 1.0% of revenues unchanged from 2015.

        Cost reimbursement revenue was equal to reimbursable expenses in both 2016 and 2015. Marketing, reservation and loyalty expenses exceeded marketing, reservation and loyalty revenues by $5 million and $6 million in 2016 and 2015, respectively.

Corporate and Other

        Corporate expenses decreased $2 million during 2016 compared to 2015.

Restructuring and Other Charges

        During 2017, we recorded $1 million of charges related to restructuring initiatives, primarily focused on realigning our brand operations. These initiatives resulted in a reduction of 12 employees. During 2017, we made $1 million of cash payments related to these initiatives.

        During 2016, we recorded $2 million of charges related to restructuring initiatives, primarily focused on enhancing organizational efficiency. During 2015, we recorded $3 million of restructuring charges resulting from a realignment of brand services and call center operations.

        During 2016, we recorded a $7 million charge related to the termination of a management contract. During the third quarter of 2015, we recorded a $14 million charge associated with the anticipated termination of such management contract. During 2015, we also recorded a $7 million non-cash impairment charge related to the write-down of terminated in-process technology projects resulting from the decision to outsource our reservation system to a third-party partner.

 FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Financial Condition

($ in millions)	December 31, 2017	December 31, 2016	Change
Total assets	$2,122	$1,983	$139
Total liabilities	822	872	(50)
Total net investment	1,300	1,111	189

        Total assets increased 7% from December 31, 2016 to December 31, 2017 primarily due to an increase in intangible assets associated with the acquisition of the AmericInn hotel brand. Total liabilities decreased 6% primarily due to a reduction in deferred income taxes related to the impact of the enactment of the U.S. Tax Cuts and Jobs Act during the year. Total net investment increased 17% from December 31, 2016 to December 31, 2017 primarily due to net income earned in 2017.

Liquidity and Capital Resources

        Historically, our net cash was transferred to Wyndham Worldwide, where it was centrally managed. Following the spin-off, we will no longer participate in cash management and intercompany funding arrangements with Wyndham Worldwide. Our principal sources of liquidity following the spin-off will be our cash on hand, our ability to generate cash through operations and financing activities, as well as any available funding arrangements and financing facilities we enter into.

        In April 2018, Wyndham Hotels issued $500 million aggregate principal amount of 5.375% Notes due 2026 at par. In addition to the Notes offering, Wyndham Hotels arranged for the Credit Facilities, comprised of the Term Loan Credit Facility and the Revolving Credit Facility to be entered into as of the closing of the La Quinta acquisition. The Revolving Credit Facility is expected to be undrawn at the closing of the La Quinta acquisition and the spin-off. As a result of the Notes offering and the Credit Facilities, we expect to have total indebtedness of approximately $2.1 billion as of the spin-off (not including the $750 million we expect to have available for borrowing under the Revolving Credit Facility and capital leases). The closing of the Credit Facilities remains subject to customary closing conditions.

        The proceeds from the Notes offering, together with the borrowings under the Credit Facilities, are expected to be used to finance the cash consideration for the La Quinta acquisition, to pay related fees and expenses and for general corporate purposes. For a more detailed description of the financing transactions, see "The Spin-Off—Financing Transactions" and "Description of Certain Indebtedness."

        Prior to the issuance of the Notes and the receipt of lending commitments for the Credit Facilities, Wyndham Worldwide Corporation obtained financing commitments for a $2.0 billion 364-day senior unsecured bridge term loan facility related to the La Quinta acquisition. We replaced a portion of the bridge term loan facility with the net cash proceeds of the Notes, reducing our outstanding bridge term loan facility commitments to approximately $1.5 billion, and we anticipate replacing the remaining bridge term loan facility with borrowings under the Credit Facilities. The remaining commitments under the bridge term loan facility are expected to be assigned to us if we do not obtain other long-term financing.

        Our liquidity and access to capital may be impacted by our credit rating, financial performance and global credit market conditions. Please refer to the "Unaudited Pro Forma Combined Financial Statements" included elsewhere in this information statement for a discussion of the anticipated post-separation capital structure.

        We believe that our existing cash, cash equivalents, cash generated through operations and our expected access to financing facilities, together with funding through third-party sources such as commercial banks, will be sufficient to fund our operating activities, anticipated capital expenditures and growth needs.

Cash Flow

        The following table summarizes our cash flows:

	Year Ended December 31,
($ in millions)	2017	2016	2015
Cash provided by/(used in)
Operating activities	$279	$270	$287
Investing activities	(198)	(120)	(104)
Financing activities	(51)	(161)	(170)
Effects of changes in exchange rates on cash and cash equivalents	(1)	1	—

Net change in cash and cash equivalents	$29	$(10)	$13

        During 2017, net cash provided by operating activities increased 3% primarily due to increased cash from working capital. Net cash used in investing activities increased 65% primarily due to our acquisition of AmericInn. Net cash used in financing activities decreased 68% compared to 2016, primarily reflecting a $180 million reduction in transfers to Wyndham Worldwide under the cash pooling program partially offset by lower borrowings from Wyndham Worldwide.

        During 2016, net cash provided by operating activities decreased 6% primarily due to a lower source of cash from working capital partially offset by an increase in net income compared with 2015. Net cash used in investing activities increased 15% primarily due to our acquisition of Fen Hotels for $70 million. Net cash used in financing activities decreased 5% compared to 2015 primarily reflecting higher borrowings from Wyndham Worldwide to affect our acquisition of Fen Hotels partially offset by an increase in transfers to Wyndham Worldwide of $83 million under the cash pooling program.

Capital Deployment

        We focus on optimizing cash flow and seeking to deploy capital to generate attractive risk-adjusted returns in ways that are consistent with, and further, our strategic objectives. We intend to continue to invest in select capital and technological improvements across our business. We may also seek to obtain additional franchise agreements and hotel management contracts on a strategic and selective basis as well as grow the business through acquisitions. In addition, we expect to return cash to stockholders through the payment of dividends and the repurchase of common stock.

        We spent $46 million on capital expenditures during 2017, primarily on information technology enhancement projects and renovations resulting from hurricane damage at one of our owned hotels for which we have already received insurance reimbursements. In addition, during 2017, we spent $8 million on development advance notes to obtain new franchise and management agreements. In order to support our growth, we expect to continue to provide development advance notes and other forms of financial support to selected properties.

        We expect that the majority of the expenditures that will be required to pursue our capital spending programs and strategic investments (other than any significant acquisitions) will be financed with cash flow generated through operations. Additional expenditures will be financed with general unsecured corporate borrowings.

Stock Repurchase Program

        We expect to enter into a stock repurchase plan, pursuant to which we may, from time, purchase our common stock through various means, including, without limitation, open market transactions, privately negotiated transactions or tender offers, subject to the terms of the Tax Matters Agreement.

Foreign Earnings

        As a result of the enactment of U.S. tax reform, we recorded a $2 million charge relating to the one-time mandatory tax on previously deferred earnings of our foreign subsidiaries. Although the one-time mandatory tax has removed U.S. federal taxes on distributions to the United States, we continue to evaluate the expected manner of recovery to determine whether or not to continue to assert that a part or all of our undistributed foreign earnings of $44 million will be reinvested indefinitely. This requires us to re-evaluate the existing short and long-term capital allocation policies in light of the law and calculate the incremental tax cost in addition to the one-time mandatory tax (e.g. foreign withholding, state income taxes, and additional U.S. tax on currency transaction gains and losses) of repatriating cash to the United States. While the provisional tax expense for the year ended December 31, 2017 is based upon an assumption that undistributed foreign earnings are indefinitely reinvested, our plan may change upon the completion of long-term capital allocation plans in light of the law and completion of the calculation of the incremental tax effects on the repatriation of undistributed foreign earnings. In the event we determine not to continue to assert that all or part of our undistributed foreign earnings are permanently reinvested, such a determination could result in the accrual and payment of additional foreign, state and local taxes.

Contractual Obligations

        The following table summarizes our future contractual obligations each of the years set forth below:

($ in millions)	2018	2019	2020	2021	2022	Thereafter	Total
Intercompany debt	$103	$—	$—	$—	$—	$81	$184
Purchase commitments (a)	47	23	12	8	8	23	121
Operating leases	4	3	2	1	—	—	10
Interest on intercompany debt	5	5	5	5	5	21	46

Total (b)(c)	$159	$31	$19	$14	13	$125	$361

(a)
In the normal course of business, we make various commitments to purchase goods or services from specific suppliers. Purchase commitments made by us as of December 31, 2017 aggregated $121 million, of which $100 million were for information technology.
(b)
Excludes $15 million liability for unrecognized tax benefits associated with income taxes since the periods in which such liability would be a settled with the respective tax authorities are not reasonably estimable.
(c)
Excludes other guarantees for which the periods in which such commitments would be settled are not reasonably estimable (See "Commitments and Contingencies" below).

Commitments and Contingencies

        We are involved in claims, legal and regulatory proceedings and governmental inquiries related to our business. Litigation is inherently unpredictable and, although we believe that our accruals are adequate and/or that we have valid defenses in these matters, unfavorable results could occur. As such, an adverse outcome from such proceedings for which claims are awarded in excess of the amounts accrued, if any, could be material to us with respect to earnings and/or cash flows in any given reporting period. As of December 31, 2017, the potential exposure resulting from adverse outcomes of such legal proceedings could, in the aggregate, range up to approximately $10 million in excess of recorded accruals. However, we do not believe that the impact of such litigation will result in a material liability to us in relation to our combined financial position or liquidity.

        In the ordinary course of business, we enter into agreements that contain standard guarantees and indemnities whereby we indemnify another party for specified breaches of, or third-party claims relating to, an underlying agreement. Such underlying agreements are typically entered into by one of our subsidiaries. The various underlying agreements generally govern purchases, sales or outsourcing of products or services, leases of real estate, licensing of software. While a majority of these guarantees and indemnifications extend only for the duration of the underlying agreement, some survive the expiration of the agreement. We are not able to estimate the maximum potential amount of future payments to be made under these guarantees and indemnifications as the triggering events are not predictable.

        From time to time, we may enter into hotel management agreements that provide the hotel owner with a guarantee of a certain level of profitability based upon various metrics. Under such agreements, we would be required to compensate the hotel owner for any profitability shortfall over the life of the management agreement up to a specified aggregate amount. For certain agreements, we may be able to recapture a portion or all of the shortfall payments in the event that future operating results exceed targets. The original terms of our existing guarantees range from eight to ten years. As of December 31, 2017, the remaining maximum potential amount of future payments that may be made under these guarantees was $116 million with a combined annual cap of $27 million. These guarantees have a remaining life of three to seven years with a weighted average life of approximately five years. As of December 31, 2017, we maintained a liability of $23 million on our Combined Balance Sheet in connection with these guarantees. For guarantees subject to recapture provisions, we had a receivable of $41 million and $36 million as of December 31, 2017 and 2016, respectively, as a result of payments made by us to date that are subject to recapture and which we believe will be recoverable from future operating performance (see Note 13—Commitments and Contingencies to our Combined Financial Statements).

        In connection with the spin-off, we and Wyndham Worldwide may enter into certain guarantees with respect to each other's obligations including with respect to future deferred compensation obligations. These arrangements are expected to be valued upon our separation with the assistance of independent valuation specialists under management's supervision in accordance with guidance for guarantees and recorded as liabilities on our balance sheet. To the extent such recorded liabilities are not adequate to cover the ultimate payment amounts, such excess will be reflected as an expense to our results of operations in future reporting periods.

Seasonality

        We experience seasonal fluctuations in our net revenues and net income from our franchise and management fees. Revenues from franchise and management fees are generally higher in the second and third quarters than in the first or fourth quarters due to increased leisure travel during the spring and summer months. The seasonality of our business may cause fluctuations in our quarterly operating results, earnings and profit margins. As we expand into new markets and geographical locations, we may experience increased or different seasonality dynamics that create fluctuations in operating results different from the fluctuations we have experienced in the past. Following our adoption of ASC 606, Revenue from Contracts with Customers on January 1, 2018, we expect that marketing and reservation expenses will typically exceed marketing and reservation revenues during the first quarter and that marketing and reservation revenues will exceed marketing and reservation expenses during the third quarter. This trend is primarily caused by the timing difference of when advertising dollars are typically spent versus when higher volume leisure hotel stays typically occur.

Critical Accounting Policies

        In presenting our financial statements in conformity with U.S. GAAP, we are required to make estimates and assumptions that affect the amounts reported therein. Several of the estimates and assumptions we are required to make relate to matters that are inherently uncertain as they pertain to future events. However, events that are outside of our control cannot be predicted and, as such, they cannot be contemplated in evaluating such estimates and assumptions. If there is a significant unfavorable change to current conditions, it could result in a material impact to our combined results of operations, financial position and liquidity. We believe that the estimates and assumptions we used when preparing our financial statements were the most appropriate at that time. Presented below are those accounting policies that we believe require subjective and complex judgments that could potentially affect reported results.

However, the majority of our business activities are in environments where we are paid a fee for a service performed, and therefore the results of the majority of our recurring operations are recorded in our financial statements using accounting policies that are not particularly subjective, nor complex.

        Impairment of Long-Lived Assets.    With regard to goodwill and other indefinite-lived intangible assets recorded in connection with business combinations, we annually (during the fourth quarter of each year subsequent to completing our annual forecasting process), or more frequently if circumstances indicate that the value of goodwill may be impaired, review the reporting units' carrying values as required by the guidance for goodwill and other intangible assets. This is done either by performing a qualitative assessment or utilizing the two-step process, with an impairment being recognized only where the fair value is less than carrying value. In any given year, we can elect to perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is in excess of its carrying value. If it is not more likely than not that the fair value is in excess of the carrying value, or we elect to bypass the qualitative assessment, we would use the two-step process. The qualitative factors evaluated include macroeconomic conditions, industry and market considerations, cost factors, overall financial performance, our historical share price as well as other industry-specific considerations. We performed a quantitative assessment for impairment on each reporting unit's goodwill for 2017. Based on the results of our quantitative assessments performed during the fourth quarter of 2017, we determined that no impairment existed, nor do we believe there is a material risk of it being impaired in the near term at our (i) hotel franchising, (ii) hotel management and (iii) owned hotel reporting units. To the extent estimated market-based valuation multiples and/or discounted cash flows are revised downward, we may be required to write-down all or a portion of goodwill, which would adversely impact earnings.

        We also determine whether the carrying values of other indefinite-lived intangible assets are impaired on an annual basis or more frequently if indicators of potential impairment exist. Application of the other indefinite-lived intangible assets impairment test requires judgment in the assumptions underlying the approach used to determine fair value. The fair value of each other indefinite-lived intangible asset is estimated using a discounted cash flow methodology. This analysis requires significant judgments, including anticipated market conditions, operating expense trends, estimation of future cash flows, which are dependent on internal forecasts, and estimation of long-term rates of growth. The estimates used to calculate the fair value of other indefinite-lived intangible asset change from year to year based on operating results and market conditions. Changes in these estimates and assumptions could materially affect the determination of fair value and the other indefinite-lived intangible assets' impairment.

        We also evaluate the recoverability of our other long-lived assets, including property and equipment and amortizable intangible assets, if circumstances indicate impairment may have occurred, pursuant to guidance for impairment or disposal of long-lived assets. This analysis is performed by comparing the respective carrying values of the assets to the current and expected future cash flows, on an undiscounted basis, to be generated from such assets. Property and equipment is evaluated separately within each segment. If such analysis indicates that the carrying value of these assets is not recoverable, the carrying value of such assets is reduced to fair value.

        Business Combinations.    A component of our growth strategy has been to acquire and integrate businesses that complement our existing operations. We account for business combinations in accordance with the guidance for business combinations and related literature. Accordingly, we allocate the purchase price of acquired companies to the tangible and intangible assets acquired and liabilities assumed based upon their estimated fair values at the date of purchase. The difference between the purchase price and the fair value of the net assets acquired is recorded as goodwill.

        In determining the fair values of assets acquired and liabilities assumed in a business combination, we use various recognized valuation methods including present value modeling and referenced market values (where available). Further, we make assumptions within certain valuation techniques including discount rates and timing of future cash flows. Valuations are performed by management or independent valuation specialists under management's supervision, where appropriate. We believe that the estimated fair values assigned to the assets acquired and liabilities assumed are based on reasonable assumptions that marketplace participants would use. However, such assumptions are inherently uncertain and actual results could differ from those estimates.

        Loyalty Programs.    Wyndham Hotels operates the Wyndham Rewards loyalty program. Wyndham Rewards members accumulate points by staying in hotels operated under one of Wyndham Hotels' brands. Wyndham Rewards members may also accumulate points by purchasing everyday services and products with their co-branded credit card.

        Wyndham Hotels earns revenue from these programs (i) when a member stays at a participating hotel, from a fee charged by Wyndham Hotels to the franchisee, which is based upon a percentage of room revenues generated from such stay, and (ii) based upon a percentage of the members' spending on the co-branded credit cards, in which case such revenues are paid to Wyndham Hotels by a third-party issuing bank.

        As members earn points through the Wyndham Rewards loyalty program, Wyndham Hotels records a liability for the estimated future redemption costs, which is calculated based on (i) an estimated cost per point and (ii) an estimated redemption rate of the overall points earned, which is determined through historical experience, current trends and the use of an actuarial analysis.

        Guarantees.    We have entered into performance guarantees related to certain hotels that we manage. Upon the inception date of the guarantee, we record a performance liability that is measured at fair value. In order to estimate its fair value, we use a weighted probability approach to determine the probability of possible outcomes. The valuation methodology requires that we make certain assumptions and judgments regarding discount rates, volatility and hotel operating results. The fair value is established at inception and is not revalued due to future changes in assumptions.

        Certain of our performance guarantees have recapture provisions, which allow us to recover amounts funded under such guarantees. We record receivables for amounts expected to be recovered in the future. We make certain assumptions and judgments regarding the recoverability of these receivables, which includes reviewing hotel operating results and current hotel projections.

        Income Taxes.    Current and deferred income taxes and related tax expense have been determined based on Wyndham Hotels' stand-alone results by applying a separate return methodology, as if the entities were separate taxpayers in the respective jurisdictions. We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities using currently enacted tax rates. We regularly review our deferred tax assets to assess their potential realization and establish a valuation allowance for portions of such assets that we believe will not be ultimately realized. In performing this review, we make estimates and assumptions regarding projected future taxable income, the expected timing of the reversals of existing temporary differences and the implementation of tax planning strategies. A change in these assumptions may increase or decrease our valuation allowance resulting in an increase or decrease in our effective tax rate, which could materially impact our results of operations.

        For tax positions we have taken or expect to take in our tax return, we apply a more likely than not threshold, under which we must conclude a tax position is more likely than not to be sustained, assuming that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information, in order to recognize or continue to recognize the benefit. In determining our provision for income taxes, we use judgment, reflecting our estimates and assumptions, in applying the more likely than not threshold.

Adoption of Accounting Pronouncements

        During 2015, we adopted guidance related to reporting discontinued operations and disclosures of disposals of components of an entity and disclosure of uncertainties about an entity's ability to continue as a going concern. During 2016, we adopted guidance related to (i) management's evaluation of consolidation for certain legal entities, (ii) customer's accounting for fees paid in a cloud computing arrangement, (iii) simplifying the presentation of debt issuance costs, (iv) simplifying the accounting for measurement-period adjustments and (v) balance sheet classification of deferred taxes. During 2017, we adopted guidance related to accounting for share-based payment transactions, including the income tax consequences and classification of accounts as either equity or liabilities. For detailed information regarding these standards and the impact thereof on our financial statements, see Note 2—Summary of Significant Accounting Policies to our audited Combined Financial Statements.

 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        We use various financial instruments, particularly swap contracts and interest rate caps, to manage and reduce the interest rate risk related to our debt. Foreign currency forwards are also used to manage and reduce the foreign currency exchange rate risk associated with our foreign currency denominated receivables and payables, and forecasted royalties, forecasted earnings and cash flows of foreign subsidiaries and other transactions.

        We are exclusively an end user of these instruments, which are commonly referred to as derivatives. We do not engage in trading, market making or other speculative activities in the derivatives markets. More detailed information about these financial instruments is provided in Note 12 to our Combined Financial Statements. Our principal market exposures are interest and foreign currency rate risks.

        We have foreign currency rate exposure to exchange rate fluctuations worldwide particularly with respect to the Canadian Dollar, the Chinese Yuan, the Euro, the British Pound and the Australian Dollar. We anticipate that such foreign currency exchange rate risk will remain a market risk exposure for the foreseeable future.

        We assess our market risk based on changes in interest and foreign currency exchange rates utilizing a sensitivity analysis. The sensitivity analysis measures the potential impact in earnings, fair values and cash flows based on a hypothetical 10% change (increase and decrease) in interest and foreign currency exchange rates. A hypothetical 10% change in our effective weighted average interest rate would not generate a material change in interest expense.

        The fair values of cash and cash equivalents, trade receivables, accounts payable and accrued expenses and other current liabilities approximate carrying values due to the short-term nature of these assets and liabilities.

        We use a current market pricing model to assess the changes in the value of our foreign currency derivatives used by us to hedge underlying exposure that primarily consists of our non-functional-currency current assets and liabilities. The primary assumption used in these models is a hypothetical 10% weakening or strengthening of the U.S. dollar against all our currency exposures as of December 31, 2017. The gains and losses on the hedging instruments are largely offset by the gains and losses on the underlying assets, liabilities or expected cash flows. As of December 31, 2017, the absolute notional amount of our outstanding foreign exchange hedging instruments was $26 million. We have determined through such analyses, that a hypothetical 10% change in foreign currency exchange rates would have resulted in approximately a $2 million increase or decrease to the fair value of our outstanding forward foreign currency exchange contracts, which would generally be offset by an opposite effect on the underlying exposure being economically hedged.

        Our total market risk is influenced by a wide variety of factors including the volatility present within the markets and the liquidity of the markets. There are certain limitations inherent in the sensitivity analyses presented. While probably the most meaningful analysis, these "shock tests" are constrained by several factors, including the necessity to conduct the analysis based on a single point in time and the inability to include the complex market reactions that normally would arise from the market shifts modeled.

 MANAGEMENT

Directors and Executive Officers

        The following table sets forth the names, ages and positions (as of April 1, 2018) of Wyndham Hotels & Resorts, Inc.'s expected Directors and executive officers following the spin-off.

Name	Age	Position
Stephen P. Holmes	61	Non-Executive Chairman
Geoffrey A. Ballotti	56	President, Chief Executive Officer and Director
Myra J. Biblowit	69	Director
James E. Buckman	73	Director
Bruce B. Churchill	60	Director
Mukul V. Deoras	54	Director
The Right Honourable Brian Mulroney	79	Director
Pauline D.E. Richards	69	Director
David B. Wyshner	50	Chief Financial Officer
Thomas H. Barber	47	Chief Strategy and Development Officer
Paul F. Cash	48	General Counsel
Mary R. Falvey	58	Chief Administrative Officer
Barry S. Goldstein	53	Chief Marketing Officer
Robert D. Loewen	53	Chief Operating Officer
Scott R. Strickland	47	Chief Information Officer

        Stephen P. Holmes will serve as Non-Executive Chairman of our Board of Directors and has served as Wyndham Worldwide Corporation's Chairman and Chief Executive Officer and a member of the Wyndham Worldwide board of directors since July 2006. Mr. Holmes will continue to serve as a member of the Wyndham Worldwide board of directors following the consummation of the spin-off but will not continue to be an officer of Wyndham Worldwide Corporation. Mr. Holmes was Vice Chairman and director of Cendant Corporation and Chairman and Chief Executive Officer of Cendant Corporation's Travel Content Division from December 1997 to July 2006. Mr. Holmes was Vice Chairman of HFS Incorporated from September 1996 to December 1997, a director of HFS from June 1994 to December 1997 and Executive Vice President, Treasurer and Chief Financial Officer of HFS from July 1990 to September 1996. Mr. Holmes was selected to serve on our Board of Directors because of his extensive public company experience, his leadership skills and his knowledge of our operations and industry.

        Geoffrey A. Ballotti will serve as a member of our Board of Directors and as our President and Chief Executive Officer. Mr. Ballotti has served as President and Chief Executive Officer of Wyndham Hotel Group since March 2014. From March 2008 to March 2014, Mr. Ballotti served as Chief Executive Officer of Wyndham Destination Network. From October 2003 to March 2008, Mr. Ballotti was President of North America Division of Starwood Hotels and Resorts Worldwide. From 1989 to 2003, Mr. Ballotti held leadership positions of increasing responsibility at Starwood Hotels and Resorts Worldwide including President of Starwood North America, Executive Vice President, Operations, Senior Vice President, Southern Europe and Managing Director, Ciga Spa, Italy. Prior to joining Starwood Hotels and Resorts Worldwide, Mr. Ballotti was a Banking Officer in the Commercial Real Estate Group at the Bank of New England. Mr. Ballotti was selected to serve on our Board of Directors because of his extensive experience in the hotel industry and his years of experience as Chief Executive Officer of Wyndham Hotel Group and at the company generally.

        Myra J. Biblowit will serve as a member of our Board of Directors. Ms. Biblowit has served as a director of Wyndham Worldwide Corporation since July 2006. Following the consummation of the spin-off, Ms. Biblowit will not continue to serve as a director of Wyndham Worldwide Corporation. Since April 2001, Ms. Biblowit has served as President of The Breast Cancer Research Foundation. From July 1997 to March 2001, she served as Vice Dean for External Affairs for the New York University School of Medicine and Senior Vice President of the Mount Sinai-NYU Health System. From June 1991 to June 1997, Ms. Biblowit was Senior Vice President and Executive Director of the Capital Campaign for the American

Museum of Natural History. Ms. Biblowit served as a director of Cendant from April 2000 to August 2006. As a director of Cendant and a director of Wyndham Worldwide Corporation, Ms. Biblowit has gained a broad understanding of Wyndham Hotels' business, operations and culture. Ms. Biblowit's exceptional leadership experience with iconic research, educational and cultural institutions provides a unique perspective to the Board of Directors. As President of The Breast Cancer Research Foundation, a leading funder of research around the world, Ms. Biblowit brings to the Board of Directors a global perspective, marketing skills and a commitment to supporting our communities that add significant value to the Board's contribution to our success. Ms. Biblowit was selected to serve on our Board of Directors because of her specific experience, qualifications, attributes and skills described above.

        James E. Buckman will serve as a member of our Board of Directors. Mr. Buckman has served as a director of Wyndham Worldwide Corporation since July 2006 and lead director since March 2010. Following the consummation of the spin-off, Mr. Buckman will continue to serve as a director of Wyndham Worldwide Corporation. From May 2007 to January 2012, Mr. Buckman served as Vice Chairman of York Capital Management, a hedge fund management company headquartered in New York City. From May 2010 to January 2012, Mr. Buckman also served as General Counsel of York Capital Management and from January 2007 to May 2007 he served as a Senior Consultant to York Capital Management. Mr. Buckman was General Counsel and a director of Cendant Corporation from December 1997 to August 2006, a Vice Chairman of Cendant Corporation from November 1998 to August 2006 and a Senior Executive Vice President of Cendant Corporation from December 1997 to November 1998. Mr. Buckman was Senior Executive Vice President, General Counsel and Assistant Secretary of HFS Incorporated from May 1997 to December 1997, a director of HFS from June 1994 to December 1997 and Executive Vice President, General Counsel and Assistant Secretary of HFS from February 1992 to May 1997. Mr. Buckman brings to the Board of Directors exceptional leadership, experience and perspective necessary to be a Director. His service as a director, Vice Chairman and General Counsel of Cendant Corporation and a director of Wyndham Worldwide Corporation affords Mr. Buckman strong experience with Wyndham Hotels' business and operations. Mr. Buckman's experience with leading hedge fund manager York Capital Management contributes valuable cross-industry experience and depth of knowledge. Mr. Buckman was selected to serve on our Board of Directors because of his specific experience, qualifications, attributes and skills described above.

        Bruce B. Churchill will serve as a member of our Board of Directors. From August 2014 to April 2017, Mr. Churchill served on the board of directors of Computer Sciences Corporation. From January 2004 to August 2015, Mr. Churchill served as President of DIRECTV Latin America and from January 2004 to March 2005, Mr. Churchill served as Chief Financial Officer of DIRECTV. From January 1996 to July 2003, Mr. Churchill served as President and Chief Operating Officer for STAR TV. Prior to joining STAR TV, Mr. Churchill served in senior positions for Fox Television and Paramount Pictures. Mr. Churchill brings to the Board exceptional and deep experience in domestic and international management, operations, finance, accounting and oversight of leading media and technology-driven corporations that provide valuable insight to the Board of Directors and align closely with our focus as an organization. Having served as a director and senior executive for other public companies, Mr. Churchill offers valuable perspectives on board operations as well. Mr. Churchill was selected to serve on our Board of Directors because of his specific experience, qualifications, attributes and skills described above.

        Mukul V. Deoras will serve as a member of our Board of Directors. Since August 2015, Mr. Deoras has served as Chief Marketing Officer of Colgate-Palmolive Company. From February 2012 to July 2015, Mr. Deoras served as President, Asia Division of Colgate-Palmolive. From January 2010 to January 2012, Mr. Deoras served as Managing Director for Colgate-Palmolive (India). From September 2004 to January 2010, Mr. Deoras served in additional positions of increasing responsibility in marketing and sales for Colgate-Palmolive. Prior to joining Colgate-Palmolive, Mr. Deoras held positions of increasing responsibility in marketing and sales at Hindustan Unilever Limited. Mr. Deoras' exceptional career provides the Board with valuable experience and knowledge in domestic and international strategy, marketing and sales operations that are an integral part of our organizational focus. His wealth of experience in marketing and sales execution across multiple geographic regions provides insight into areas that are critical to our growth and success. Mr. Deoras was selected to serve on our Board of Directors because of his specific experience, qualifications, attributes and skills described above.

        The Right Honourable Brian Mulroney will serve as a member of our Board of Directors. Mr. Mulroney has served as a director of Wyndham Worldwide Corporation since July 2006. Following the consummation of the spin-off, Mr. Mulroney will not continue to serve as a director of Wyndham Worldwide Corporation. Since 1993, Mr. Mulroney has been a Senior Partner in the international law firm Norton Rose Fulbright. He served as Prime Minister of Canada from 1984 to 1993. Mr. Mulroney has served as a director of Blackstone Group L.P. since June 2007 and Quebecor Media Inc. since January 2001. Mr. Mulroney has served as Chairman of the Board of Quebecor Media Inc. since June 2014 and as Chairman of the International Advisory Board of Barrick Gold Corporation since 1995. Mr. Mulroney served as a director of Cendant Corporation from December 1997 to August 2006, Hicks Acquisition Co. I, Inc. from September 2007 to September 2009, Archer Daniels Midland Company Inc. from December 1993 to December 2009 and Barrick Gold Corporation from November 1993 to May 2014. Mr. Mulroney brings exceptional leadership, experience and expertise to the Board of Directors. His service as a director of Wyndham Worldwide Corporation provides the Board of Directors with knowledge of our business and strategy as well as a historical perspective on our growth and operations. Mr. Mulroney's service as the Prime Minister of Canada brings to the Board of Directors valuable leadership and international business and government relations expertise. As a Senior Partner of Norton Rose Fulbright, he contributes valuable legal experience to the Board of Directors. As a director for other public companies, Mr. Mulroney offers valuable perspectives on board operations as well. Mr. Mulroney was selected to serve on our Board of Directors because of his specific experience, qualifications, attributes and skills described above.

        Pauline D.E. Richards will serve as a member of our Board of Directors. Ms. Richards has served as a director of Wyndham Worldwide Corporation since July 2006. Following the consummation of the spin-off, Ms. Richards will not continue to serve as a director of Wyndham Worldwide Corporation. Since July 2008, Ms. Richards has served as Chief Operating Officer of Trebuchet Group Holdings Limited (formerly Armour Group Holdings Limited), an investment management company. From November 2003 to July 2008, Ms. Richards served as Director of Development at the Saltus Grammar School, the largest private school in Bermuda. From January 2001 to March 2003, Ms. Richards served as Chief Financial Officer of Lombard Odier Darier Hentsch (Bermuda) Limited in Bermuda, a trust company business. From January 1999 to December 2000, she was Treasurer of Gulfstream Financial Limited, a stock brokerage company. From January 1999 to June 1999, Ms. Richards served as a consultant to Aon Group of Companies, Bermuda, an insurance brokerage company, after serving in senior positions from 1988 through 1998 including Controller, Senior Vice President and Group Financial Controller and Chief Financial Officer. Ms. Richards has served as a director of Apollo Global Management, LLC since March 2011 and Hamilton Insurance Group, Ltd. since December 2013. Ms. Richards served as a director of Cendant Corporation from March 2003 to August 2006. Ms. Richards' extensive financial background and exceptional leadership experience provide the Board of Directors with financial accounting and management expertise and perspectives. Her service as a Cendant Corporation director and as a director and member of the audit committee of Wyndham Worldwide Corporation brings to the Board of Directors valuable experience on financial reporting matters that are critical to the Board of Directors' oversight role. Ms. Richards' service as a chief financial officer and treasurer of leading finance companies allows her to offer important insights into the role of finance in our business and strategy. As a director for other public companies, Ms. Richards offers valuable perspectives on board operations as well. Ms. Richards was selected to serve on our Board of Directors because of her specific experience, qualifications, attributes and skills described above.

        David B. Wyshner will serve as our Chief Financial Officer. Mr. Wyshner has served as Executive Vice President and Chief Financial Officer of Wyndham Worldwide Corporation since August 2017. Following the consummation of the spin-off, Mr. Wyshner will not continue to be an officer of Wyndham Worldwide Corporation. Previously, Mr. Wyshner served as Chief Financial Officer of Avis Budget Group, Inc. from

August 2006 to June 2017 and also served as Avis Budget Group's President from January 2016 to June 2017. At Avis Budget Group, Mr. Wyshner held the titles of Senior Executive Vice President from October 2011 to December 2015 and Executive Vice President from August 2006 to October 2011. Mr. Wyshner previously held several key roles at Cendant Corporation, starting in 1999, including as Executive Vice President and Treasurer, and Vice Chairman of the Travel Content Division, which included the Avis and Budget vehicle rental businesses as well as many of Wyndham Worldwide's businesses. Prior to joining Cendant Corporation, Mr. Wyshner served as Vice President in Merrill Lynch & Co.'s investment banking division.

        Thomas H. Barber will serve as our Chief Strategy and Development Officer. Mr. Barber served as Senior Vice President, M&A and Operational Excellence at Wyndham Worldwide Corporation since January 2012. Following the consummation of the spin-off, Mr. Barber will not continue to be an officer of Wyndham Worldwide Corporation. From June 2004 until January 2012, Mr. Barber served as Director, Mergers & Acquisitions at Credit Suisse Securities. Prior to joining Credit Suisse Securities, he served as Manager, Strategy Consulting at Gemini Consulting and as a business development and product manager at Microsoft Corporation.

        Paul F. Cash will serve as our General Counsel. Mr. Cash served as Executive Vice President and General Counsel of Wyndham Hotel Group since October 2017. From April 2005 through September 2017, Mr. Cash served as Executive Vice President and General Counsel and in legal executive positions with increasing leadership responsibility for Wyndham Destination Network. From January 2003 to April 2005, Mr. Cash was a partner in the Mergers and Acquisitions, International and Entertainment and New Media practice groups of Alston & Bird LLP and from February 1997 to December 2002 he was an associate at Alston & Bird LLP. From August 1995 until February 1997, Mr. Cash was an associate at the law firm Pünder, Volhard, Weber & Axster in Frankfurt, Germany.

        Mary R. Falvey will serve as our Chief Administrative Officer. Ms. Falvey served as the Executive Vice President and Chief Human Resources Officer of Wyndham Worldwide Corporation since July 2006. Following the consummation of the spin-off, Ms. Falvey will not continue to be an officer of Wyndham Worldwide Corporation. Ms. Falvey was Executive Vice President, Global Human Resources for Cendant Corporation's Vacation Network Group from April 2005 to July 2006. From March 2000 to April 2005, Ms. Falvey served as Executive Vice President, Human Resources for RCI. From January 1998 to March 2000, Ms. Falvey was Vice President of Human Resources for Cendant Corporation's Hotel Division and Corporate Contact Center group. Prior to joining Cendant Corporation, Ms. Falvey held various leadership positions in the human resources division of Nabisco Foods Company.

        Barry S. Goldstein will serve as our Chief Marketing Officer. Mr. Goldstein has served as Chief Marketing Officer of Wyndham Hotel Group since March 2017. From March 2015 to March 2017, Mr. Goldstein served as Chief Digital and Distribution Officer for Wyndham Hotel Group. From September 2009 until March 2015, Mr. Goldstein served as Chief Revenue and Information Officer for Dolce Hotels & Resorts. From June 2004 to July 2009, Mr. Goldstein was Vice President, Global Sales Strategy, Technology and Operations, at Starwood Hotels & Resorts Worldwide.

        Robert D. Loewen will serve as our Chief Operating Officer. Mr. Loewen served as Executive Vice President and Chief Operating Officer for Wyndham Hotel Group since March 2013. From April 2002 to March 2013, Mr. Loewen served as Chief Financial Officer for Wyndham Hotel Group. Mr. Loewen joined Wyndham Worldwide in April 2000 as Director, Corporate Audit.

        Scott R. Strickland will serve as our Chief Information Officer. Mr. Strickland has served as Chief Information Officer of Wyndham Hotel Group since March 2017. From November 2011 to March 2017, Mr. Strickland served as Chief Information Officer for Denon + Marantz Electronics (a Bain portfolio company). Prior to this role, Mr. Strickland served as Chief Information Officer for Black & Decker HHI from February 2005 to June 2010. From 1999 to 2005, Mr. Strickland served as an Associate Partner with PricewaterhouseCoopers.

 Our Corporate Governance

        Our corporate governance will be structured in a manner that we believe will align our interests with those of our stockholders. Following the spin-off, we anticipate that our corporate governance will include the following notable features:

  •
  our Board of Directors will be fully declassified by the third annual meeting of stockholders following the distribution, which we expect to hold in 2021; and

  •
  under our amended and restated by-laws, Directors who fail to receive a majority of the votes cast in uncontested elections will be required to submit their resignation to our Board of Directors.

Composition of the Board of Directors Following the Spin-Off

        Upon completion of the spin-off, our amended and restated certificate of incorporation and amended and restated by-laws will provide that our Board of Directors may consist of no less than three and no more than 15 Directors. The number of Directors on our Board of Directors will be fixed exclusively by our Board of Directors, subject to the minimum and maximum number permitted by our amended and restated certificate of incorporation and amended and restated by-laws.

        Upon completion of the spin-off, our Board of Directors will initially be divided into three classes, with the classes as nearly equal in number as possible. The class designations of our Directors will be determined prior to the completion of the spin-off. The Directors designated as Class I Directors will have terms expiring at the first annual meeting of stockholders following the distribution, which we expect to hold in 2019. The Directors designated as Class II Directors will have terms expiring at the following year's annual meeting of stockholders, which we expect to hold in 2020, and the Directors designated as Class III Directors will have terms expiring at the following year's annual meeting of stockholders, which we expect to hold in 2021. Commencing with the first annual meeting of stockholders following the distribution, Directors elected to succeed those Directors whose terms then expire shall be elected for a term of office to expire at the third annual meeting of stockholders. Beginning at the third annual meeting of the stockholders following the distribution, which we expect to hold in 2021, all of our Directors will stand for election each year for one-year terms, and our Board of Directors will therefore no longer be divided into three classes.

        In the case of an uncontested Director election at which a quorum is present, the election will be determined by a majority of the votes cast by the stockholders entitled to vote therein, with any Directors not receiving a majority of the votes cast required to tender their resignations following the certification of the stockholder vote. The Corporate Governance Committee will promptly consider the tendered resignation and will recommend to the Board of Directors whether to accept the tendered resignation or to take some other action, such as rejecting the tendered resignation and addressing the apparent underlying causes of the withheld votes. In making this recommendation, the Corporate Governance Committee will consider all factors deemed relevant by its members. In the case of a contested election, the election will be determined by a plurality of the votes cast by the stockholders entitled to vote in the election. Consequently, before the Board of Directors is fully declassified, it would take at least two elections of Directors for any individual or group to gain control of the Board of Directors. Furthermore, for so long as the Board of Directors is classified, our amended and restated certificate of incorporation will provide that Wyndham Hotels' stockholders may remove its directors only for cause, by an affirmative vote of holders of at least 80% of its outstanding common stock. Following the third annual meeting of the stockholders following the distribution, which we expect to hold in 2021, our stockholders may remove our Directors with or without cause by an affirmative vote of at least 80% of our outstanding common stock. Accordingly, while the classified Board of Directors is in effect, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of Wyndham Hotels.

 Committees of the Board of Directors

        Following the spin-off, our Board of Directors will have an audit committee, a compensation committee, a corporate governance committee and an executive committee, each of which will have the composition and responsibilities described below and whose members will satisfy the applicable independence standards of the SEC and the transition periods provided under the rules and regulations of the New York Stock Exchange. The charter of each such standing committee will be posted on our website in connection with the spin-off. Our Board of Directors may also establish from time to time any other committees that it deems necessary or desirable. The members of our committees may change subject to the discretion of our Board of Directors.

Audit Committee

        Upon completion of the spin-off, we expect our audit committee will consist of Mr. Buckman, Mr. Churchill, Mr. Deoras, Mr. Holmes and Ms. Richards, with Ms. Richards serving as chair. The audit committee's responsibilities will include, among other things:

  •
  appointing our independent registered public accounting firm to perform an integrated audit of our combined financial statements and internal control over financial reporting;

  •
  adopting and ensuring compliance with a pre-approval policy with respect to all services performed by our independent registered public accounting firm;

  •
  providing oversight on the external reporting process and the adequacy of our internal controls;

  •
  reviewing the scope, planning, staffing and budgets of the audit activities of the independent registered public accounting firm and our internal auditors;

  •
  reviewing services provided by our independent registered public accounting firm and other disclosed relationships as they bear on the independence of our independent registered public accounting firm and providing oversight on hiring policies with respect to employees or former employees of the independent auditor; and

  •
  maintaining procedures for the receipt, retention and resolution of complaints regarding accounting, internal controls and auditing matters.

        The responsibilities of our audit committee, which are anticipated to be substantially the same as the responsibilities of Wyndham Worldwide Corporation's audit committee, will be more fully described in our audit committee charter. Our Board of Directors is expected to determine that Mr. Buckman, Mr. Churchill, Mr. Deoras and Ms. Richards are independent as defined under the rules and regulations of the SEC and the New York Stock Exchange applicable to board members generally and audit committee members specifically. We also expect that our Board of Directors will determine that Mr. Buckman, Mr. Churchill, Mr. Deoras, Mr. Holmes and Ms. Richards are financially literate within the meaning of the rules and regulations of the New York Stock Exchange and that Mr. Churchill and Ms. Richards each qualify as an "audit committee financial expert" as defined under applicable SEC rules and regulations. By the date required by the transition provisions of the rules of the New York Stock Exchange, all members of our audit committee will be independent.

Compensation Committee

        Upon completion of the spin-off, we expect our compensation committee will consist of Ms. Biblowit, Mr. Buckman, Mr. Churchill and Mr. Mulroney, with Mr. Mulroney serving as chair. The compensation committee's responsibilities will include, among other things:

  •
  providing oversight on our executive compensation program consistent with corporate objectives and stockholder interests;

  •
  reviewing and approving the compensation of our Chief Executive Officer and other senior management;

  •
  approving grants of long-term incentive awards to our senior executives under our compensation plan; and

  •
  reviewing and considering the independence of advisers to the committee.

        The responsibilities of our compensation committee, which are anticipated to be substantially the same as the responsibilities of Wyndham Worldwide Corporation's compensation committee, and its procedures for the consideration and determination of executive and Director compensation will be more fully described in our compensation committee charter. Our Board of Directors is expected to determine that Ms. Biblowit, Mr. Buckman, Mr. Churchill and Mr. Mulroney are independent as defined under the rules and regulations of the SEC and the New York Stock Exchange applicable to board members generally and compensation committee members specifically.

Corporate Governance Committee

        Upon completion of the spin-off, we expect our corporate governance committee will consist of Ms. Biblowit, Mr. Deoras, Mr. Mulroney and Ms. Richards, with Ms. Biblowit serving as chair. The corporate governance committee's responsibilities will include, among other things:

  •
  identifying and recommending to our Board of Directors candidates for election to our Board of Directors;

  •
  reviewing the composition of our Board of Directors and its committees;

  •
  reviewing principles, policies and procedures affecting Directors and our Board of Directors' operation and effectiveness;

  •
  providing oversight on the evaluation of our Board of Directors and its effectiveness; and

  •
  reviewing and making recommendations on Director compensation.

        The responsibilities of our corporate governance committee, which are anticipated to be substantially the same as the responsibilities of Wyndham Worldwide Corporation's corporate governance committee, and the process for identifying and evaluating Director nominees (including nominees recommended by stockholders) will be more fully described in our corporate governance committee charter. We expect that our Board of Directors will determine that Ms. Biblowit, Mr. Deoras, Mr. Mulroney and Ms. Richards are independent as defined under the rules and regulations of the New York Stock Exchange.

Executive Committee

        Upon completion of the spin-off, we expect our executive committee will consist of Mr. Ballotti, Mr. Buckman and Mr. Holmes, with Mr. Holmes serving as chair. The executive committee will be able to exercise all of the authority of our Board of Directors when the Board of Directors is not in session, except that the executive committee will not have the authority to take any action which legally or under our internal governance policies may be taken only by the full Board of Directors.

Director Independence

        We expect that our Board of Directors, upon recommendation of our corporate governance committee, will formally determine the independence of our Directors following the spin-off and we expect that a majority of the members of our Board of Directors will be independent. We expect that our Board of Directors will determine that the following Directors, who are anticipated to be elected to our Board of Directors, are independent: Ms. Biblowit, Mr. Buckman, Mr. Churchill, Mr. Deoras, Mr. Mulroney and Ms. Richards. We expect that our Board of Directors will determine the independence of Directors annually based on a review by the Directors and the corporate governance committee. In determining whether a Director is independent, we expect that our Board of Directors will determine whether each Director meets the objective standards for independence set forth in the New York Stock Exchange Listing Company Manual.

Meetings of Independent Directors

        We expect that we will require that the independent Directors meet without management present at least twice a year. We expect our Board of Directors will adopt corporate governance guidelines that provide that one of our independent Directors should serve as our Lead Director at any time when our Chief Executive Officer serves as the Chairman of our Board of Directors or if the Chairman is not otherwise independent. The Lead Director would preside over meetings in which our independent Directors meet without management, and would serve as the principle liaison between management and the independent Directors. Upon completion of the spin-off, we expect Mr. Mulroney to serve as our Lead Director.

Attendance at Annual Meeting of Stockholders

        As provided in the corporate governance guidelines we expect to adopt, our Directors will be expected to attend our annual meeting of stockholders absent exceptional cause.

Stockholder Communication

        We expect that our Board of Directors will adopt a policy that will permit stockholders to communicate directly with the Board of Directors, individual non-management Directors or the non-management Directors as a group.

Risk Oversight

        Our Board of Directors is expected to have an active role, as a whole and at the committee level, in providing oversight with respect to management of our risks. Our Board of Directors focuses on the most significant risks facing us and our general risk management strategy and seeks to ensure that risks undertaken by us are consistent with a level of risk that is appropriate for our company and aligned with the achievement of our business objectives and strategies.

        Our Board of Directors regularly reviews information regarding risks associated with our finances, credit and liquidity; our business, operations and strategy; legal, regulatory and compliance matters; and reputational exposure. The audit committee provides oversight on our programs for risk assessment and risk management, including with respect to financial accounting and reporting, information technology, cybersecurity and compliance. The compensation committee provides oversight on our assessment and management of risks relating to executive compensation. The corporate governance committee provides oversight on our management of risks associated with the independence of our Board of Directors and potential conflicts of interest. While each committee is responsible for providing oversight with respect to the management of risks, our entire Board of Directors is regularly informed about our risks through committee reports and management presentations.

        While our Board of Directors and the committees provide oversight with respect to our risk management, our Chief Executive Officer and other senior management are primarily responsible for day-to-day risk management analysis and mitigation and report to our full Board of Directors or the relevant committee regarding risk management. Our leadership structure, with Mr. Ballotti serving as Chief Executive Officer, also enhances our Board of Directors' effectiveness in risk oversight due to Mr. Ballotti's extensive knowledge of our business and operations, facilitating our Board of Directors' oversight of key risks. We believe this division of responsibility and leadership structure is the most effective approach for addressing our risk management.

 Compensation Committee Interlocks and Insider Participation

        We expect that none of the members of our compensation committee will have at any time been one of our executive officers or employees. We expect that none of our executive officers will currently serve, or will have served during the last completed fiscal year, on our compensation committee or board of directors of any other entity that has one or more executive officers serving as a member of our Board of Directors or compensation committee.

Code of Ethics

        We expect to adopt a Code of Business Conduct and Ethics for Directors with ethics guidelines specifically applicable to Directors. In addition, we will adopt Business Principles applicable to all our employees, including our Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer. We will disclose on our website any amendment to or waiver from a provision of our Business Principles or Code of Business Conduct and Ethics for Directors as may be required and within the time period specified under applicable SEC and New York Stock Exchange rules. The Code of Business Conduct and Ethics for Directors and our Business Principles will be available on our website.

 EXECUTIVE AND DIRECTOR COMPENSATION

        For purposes of this "Executive and Director Compensation" section only, references to "we," "us," "our," "Wyndham Hotels" and "our company" refer to Wyndham Hotels & Resorts, Inc. and not to any of its subsidiaries.

        Wyndham Hotels has not yet paid compensation to the individuals who will become its executive officers. Because our compensation committee will not be established until the spin-off occurs, Wyndham Worldwide Corporation's compensation committee intends to approve, prior to the spin-off, certain compensation arrangements for individuals who will be Wyndham Hotels' executive officers, including employment and letter agreements for certain individuals who are expected to be Wyndham Hotels' named executive officers; all such arrangements will become effective upon completion of the spin-off. Once established, our compensation committee will make determinations with respect to the compensation of Wyndham Hotels' executive officers following the spin-off. Information as to historical compensation provided by Wyndham Worldwide to certain individuals who will become executive officers of Wyndham Hotels is not indicative of the compensation of those individuals following completion of the spin-off. However, for illustrative purposes only, we have included information regarding the compensation and other benefits paid to such executive officers by Wyndham Worldwide during 2015, 2016 and 2017.

        Effective upon completion of the spin-off, we expect the following individuals to be the named executive officers of Wyndham Hotels:

  •
  Geoffrey A. Ballotti, President and Chief Executive Officer;

  •
  David B. Wyshner, Chief Financial Officer;

  •
  Robert D. Loewen, Chief Operating Officer;

  •
  Mary R. Falvey, Chief Administrative Officer; and

  •
  Thomas H. Barber, Chief Strategy and Development Officer.

        Upon completion of the spin-off, our Board of Directors will have a compensation committee as described above, and the compensation committee will commence oversight over and determine the compensation of the Chief Executive Officer and other executive officers of Wyndham Hotels and evaluate and determine the appropriate executive compensation philosophy and objectives for Wyndham Hotels. Once established, the compensation committee will evaluate and determine the appropriate design of Wyndham Hotels' executive compensation program and make any adjustment to the compensation arrangements currently contemplated and described below. If determined to be necessary or appropriate by the compensation committee, the compensation committee will retain a compensation consultant to provide advice and support to the compensation committee in the design and implementation of the executive compensation program for Wyndham Hotels.

Compensation Philosophy

        Following consummation of the spin-off, the compensation committee will review and consider our compensation philosophy and may make such adjustments as it determines are necessary or appropriate. Wyndham Hotels' compensation philosophy will aim to attract, retain and motivate superior senior management talent. Wyndham Hotels intends to support a high-performance environment by linking the compensation of named executive officers with both Wyndham Hotels' and the named executive officer's individual performance, and Wyndham Hotels will ensure that its named executive officers have the long-term focus that is necessary to align their interests with the interests of Wyndham Hotels' stockholders.

Key Elements of Expected Executive Compensation

        We expect that our executive compensation program will consist of the following key elements:

        Base Salary.    Base salary is the fixed element of a named executive officer's annual cash compensation and is intended to attract and retain highly qualified executives and compensate them for expected day-to-day performance. Each of our named executive officers will be paid a base salary. Factors that we expect the compensation committee to consider in making determinations about the base salaries for our named executive officers following consummation of the spin-off include the relevant named executive officer's position, responsibilities, experience, expertise, and value to the organization, as well as market factors, salary levels of the other members of our executive team, and our overall compensation philosophy.

        Annual Cash Incentive Compensation.    We also anticipate that our named executive officers will be eligible for annual cash incentive compensation awards, which are intended to motivate the named executive officers to achieve identified short-term performance goals, thereby driving our short-term financial and operating performance and creating value for our stockholders. Following consummation of the spin-off, we expect that the compensation committee will establish an annual cash incentive compensation plan and an annual cash incentive compensation framework for our named executive officers.

        Long-Term Equity-Based Incentive Awards.    We expect that, following consummation of the spin-off, our named executive officers will be eligible to participate in our long-term equity incentive compensation program, which will focus on aligning the named executive officers' interests with those of our stockholders, achieving competitiveness with the external market, rewarding key talent contributions and retention. The amount and timing of any long-term equity-based incentive compensation to be paid or awarded to our named executive officers following consummation of the spin-off will be determined by the compensation committee. Any incentive equity awards granted, paid or awarded to our named executive officers following the spin-off will generally be granted pursuant to our new incentive equity plan, as discussed under "— Wyndham Hotels 2018 Equity and Incentive Plan."

        Certain of our named executive officers hold Wyndham Worldwide Corporation equity awards. Pursuant to the Employee Matters Agreement, upon consummation of the spin-off, outstanding performance-vesting Wyndham Worldwide Corporation equity awards held by such named executive officers will fully time vest, without pro-ration, and performance vest based on actual performance determined as of the spin-off and be settled in both Wyndham Worldwide common stock and our common stock; and named executive officers holding outstanding time-vesting Wyndham Worldwide Corporation equity awards will retain such Wyndham Worldwide Corporation equity awards and receive an equal number of time-vesting equity awards covering shares of our common stock. Unvested time-vesting awards covering shares of Wyndham Worldwide common stock held by such named executive officers will vest upon completion of the spin-off, generally subject to such named executive officer's continued employment with Wyndham Worldwide through completion of the spin-off. Unvested time-vesting awards covering shares of our common stock held by such named executive officers will generally vest upon the earliest to occur of (i) the six-month anniversary of the completion of the spin-off, subject to the relevant named executive officer's continued employment with us through such six-month anniversary date, (ii) our termination of the relevant named executive officer's employment without "cause," and (iii) the date on which such equity award would have vested in accordance with the terms of the existing award agreement, subject to the relevant named executive officer's continued employment with us through the applicable vesting date. The foregoing treatment of equity awards upon consummation of the spin-off is consistent with the treatment of equity awards held by our non-executive employees. We expect that up to 1.4 million shares of Wyndham Hotels common stock will be issued pursuant to equity awards vesting in connection with the spin-off. Pursuant to the vesting of such equity awards, Geoffrey A. Ballotti will receive 89,979 shares of Wyndham Hotels common stock; David B. Wyshner will receive 34,226 shares of Wyndham Hotels common stock; Thomas H. Barber will receive 9,803 shares of Wyndham Hotels common stock; Mary R. Falvey will receive 58,282 shares of Wyndham Hotels common stock; and Robert D. Loewen will receive 9,451 shares of Wyndham Hotels common stock.

        Additionally, in connection with the spin-off, on March 1, 2018, the Wyndham Worldwide board of directors awarded, in the aggregate, 35,352 restricted stock units with respect to Wyndham Worldwide common stock to our named executive officers, in order to encourage continued employment with Wyndham Hotels after consummation of the spin-off. Pursuant to the Employee Matters Agreement, upon completion of the spin-off, our named executive officers will retain these Wyndham Worldwide

Corporation restricted stock units and receive an equal number of restricted stock units with respect to our common stock, totaling 35,352 in the aggregate. These restricted stock units are expected to fully vest upon the earlier of 30 days after the first anniversary of the consummation of the spin-off and December 31, 2019, subject to certain customary conditions, and are not subject to acceleration in connection with the spin-off.

Perquisites and Other Benefits

        We expect to provide our named executive officers with perquisites that management and the compensation committee believe are reasonable, competitive and consistent with the compensation committee's compensation strategy. We believe that our perquisites will help us retain highly talented managers and allow them to operate more effectively.

        Additionally, we intend to provide our named executive officers with perquisites that are consistent with market practices. Accordingly, following the spin-off, we expect our compensation committee to approve certain perquisites for our named executive officers, including a leased automobile and financial planning services.

Agreements with Named Executive Officers

        Mr. Ballotti.    Mr. Ballotti, currently the Chief Executive Officer of Wyndham Hotel Group, LLC, receives a base salary of $745,000 per year and has a target bonus opportunity equal to 100% of his base salary, in each case, pursuant to his employment agreement with Wyndham Worldwide Corporation. Wyndham Worldwide Corporation's compensation committee will make determinations with respect to Mr. Ballotti's compensation payable by Wyndham Hotels prior to consummation of the spin-off, and following consummation of the spin-off, our compensation committee will ratify such determinations.

        Additionally, prior to consummation of the spin-off, we expect to enter into a new employment agreement with Mr. Ballotti as our President and Chief Executive Officer, which Wyndham Worldwide Corporation's compensation committee will approve prior to consummation of the spin-off and our compensation committee will ratify following consummation of the spin-off. We expect that the employment agreement will provide for (i) a base salary, (ii) an annual cash incentive compensation award, with a target award opportunity equal to a percentage of his base salary, and with the actual award (if any) subject to the achievement of specified performance goals (and with the amount of any award payable for the year in which the spin-off occurs determined as follows: (A) for the pre-spin period, by Wyndham Worldwide Corporation's compensation committee, based upon Mr. Ballotti's target award opportunity in effect pursuant to his existing employment agreement and pro-rated based upon the number of days of his employment with Wyndham Worldwide Corporation from January 1, 2018 until the date immediately preceding the spin-off, and (B) for the post-spin period, based upon the target award opportunity under his new employment agreement with us and pro-rated based upon the number of his days of employment with us from the spin-off through the end of the fiscal year), (iii) the opportunity to receive annual long-term incentive compensation awards as determined by Wyndham Hotels' compensation committee, in its sole discretion, and (iv) participation in the employee benefit plans and perquisites generally available to Wyndham Hotels' executive officers.

        We also expect that the employment agreement will provide for the following terms: in the event of a termination by Wyndham Hotels without "cause" (not due to death or disability) or a termination by Mr. Ballotti due to a "constructive discharge" (as such terms are defined in the employment agreement), Mr. Ballotti will receive a lump sum cash payment equal to a percentage (which has yet to be determined) multiplied by the sum of (i) his then-current base salary, and (ii) an amount equal to the highest annual cash incentive compensation award paid to him for any of the three fiscal years immediately preceding the fiscal year in which his employment is terminated (but in no event will the amount in clause (ii) exceed a percentage (which has yet to be determined) of his then-current base salary). In addition, subject to his election of COBRA continuation coverage, Mr. Ballotti will receive reimbursement for the costs associated with COBRA continuation coverage until the earlier of: (A) 18 months from the coverage commencement date and (B) the date he becomes eligible for health and medical benefits from a subsequent employer. Additionally, all of Mr. Ballotti's then-outstanding time-based long-term incentive awards that would otherwise vest within the one-year period following his termination will vest, and any such awards that are stock options or stock appreciation rights remain exercisable until the earlier of: (x) the second anniversary of such termination and (y) the original expiration date of the awards. Any then-outstanding performance-based long-term incentive awards will vest and be paid on a prorated basis following the end of the performance period, subject to the achievement of the designated performance goals, based upon the portion of the full performance period during which Mr. Ballotti was employed, plus twelve months (or, if less, assuming Mr. Ballotti was employed with us for the entire performance period).

        We also expect that Mr. Ballotti's employment agreement with us will provide for customary restrictive covenants, including non-competition and non-solicitation covenants effective during the period of employment and for (i) one year following termination, if his employment terminates after the expiration of his employment agreement, and (ii) two years following termination, if his employment terminates before the expiration of his employment agreement.

        Mr. Wyshner.    Mr. Wyshner, currently Executive Vice President and Chief Financial Officer of Wyndham Worldwide Corporation, is party to an employment agreement with Wyndham Worldwide Corporation, which provides for (i) a minimum base salary of $650,000 per year (which is Mr. Wyshner's current base salary), (ii) an annual cash incentive compensation award, with the target cash incentive compensation award equal to 100% of base salary, subject to the achievement of specified performance goals, (iii) the opportunity to receive annual long-term incentive compensation awards as determined by Wyndham Worldwide Corporation's compensation committee, and (iv) participation in the employee benefit plans and perquisites generally available to Wyndham Worldwide Corporation's executive officers.

        Pursuant to his employment agreement, in the event of a termination by Wyndham Worldwide Corporation without "cause" (not due to death or disability) or a termination by Mr. Wyshner due to a "constructive discharge" (as such terms are defined in the employment agreement), Mr. Wyshner will receive a lump sum cash payment equal to 200% multiplied by the sum of (i) his then-current base salary, and (ii) an amount equal to the highest annual cash incentive compensation award paid to him for any of the three fiscal years immediately preceding the fiscal year in which his employment is terminated (but in no event will the amount in clause (ii) exceed 100% of his then-current base salary, and if Mr. Wyshner is terminated before completion of the first three fiscal years following the effective date of the employment agreement, the amount will be $650,000). In addition, subject to his election of COBRA continuation coverage, Mr. Wyshner will receive reimbursement for the costs associated with COBRA continuation coverage until the earlier of: (A) 18 months and (B) the date he becomes eligible for health and medical benefits from a subsequent employer. Additionally, all of Mr. Wyshner's then-outstanding time-based equity awards that would otherwise vest within the one year period following his termination will vest, and any such awards that are stock options or stock appreciation rights remain exercisable until the earlier of: (x) the second anniversary of such termination and (y) the original expiration date of the awards. Any then-outstanding performance-based long-term incentive awards will vest and be paid on a prorated basis following the end of the performance period, subject to achievement of the designated performance goals, based upon the portion of the full performance period during which Mr. Wyshner was employed plus twelve months (or, if less, the entire performance period).

        Mr. Wyshner's employment agreement also provides for customary restrictive covenants including non-competition and non-solicitation covenants effective during the period of employment and for (i) one year following termination, if his employment terminates after the expiration of his employment agreement, and (ii) two years following termination, if his employment terminates before the expiration of his employment agreement.

        Effective as of the completion of the spin-off, Wyndham Worldwide Corporation will assign Mr. Wyshner's employment agreement to Wyndham Hotels, which will assume Wyndham Worldwide Corporation's rights and obligations under such employment agreement. Wyndham Worldwide Corporation's compensation committee will make determinations with respect to Mr. Wyshner's compensation payable by Wyndham Hotels prior to consummation of the spin-off, and following consummation of the spin-off, our compensation committee will ratify such determinations.

        Ms. Falvey.    Ms. Falvey, currently the Executive Vice President and Chief Human Resources Officer of Wyndham Worldwide Corporation, receives a base salary of $510,000 per year and has a target bonus opportunity equal to 100% of her base salary, in each case, pursuant to her letter agreement with Wyndham Worldwide Corporation. Wyndham Worldwide Corporation's compensation committee will make determinations with respect to Ms. Falvey's compensation payable by Wyndham Hotels prior to consummation of the spin-off, and following consummation of the spin-off, our compensation committee will ratify such determinations.

        Additionally, prior to consummation of the spin-off, we expect to enter into a new letter agreement with Ms. Falvey as our Chief Administrative Officer, which Wyndham Worldwide Corporation's compensation committee will approve prior to consummation of the spin-off and our compensation committee will ratify following consummation of the spin-off. We expect that the letter agreement will provide for (i) a base salary, (ii) an annual cash incentive compensation award, with a target award opportunity equal to a percentage of her base salary, and with the actual award (if any) subject to the achievement of specified performance goals (and with the amount of any award payable for the year in which the spin-off occurs determined as follows: (A) for the pre-spin period, pursuant to the guidelines provided under Wyndham Worldwide Corporation's annual incentive compensation plan for 2018, as determined by Wyndham Worldwide Corporation's compensation committee, and (B) for the post-spin period, pursuant to our annual incentive compensation plan), and (iii) participation in the employee benefit plans and perquisites generally available to Wyndham Hotels' executive officers.

        We also expect that the letter agreement will provide for the following terms: in the event of a termination by Wyndham Hotels other than for "cause" (not due to death or disability), Ms. Falvey will receive a lump sum cash payment equal to a percentage (which has yet to be determined) multiplied by the sum of (i) her then-current base salary, and (ii) an amount equal to the highest annual cash incentive compensation award paid to her for any of the three fiscal years immediately preceding the fiscal year in which her employment is terminated (but in no event shall the amount under (ii) exceed a percentage (which has yet to be determined) of her then-current base salary). Additionally, all of Ms. Falvey's then-outstanding long-term incentive awards that would otherwise vest within the one-year period following her termination will vest, and any such awards that are stock options or stock appreciation rights will remain exercisable until the earlier of: (A) the second anniversary of such termination and (B) the original expiration date of the awards. Any of Ms. Falvey's then-outstanding performance-based long-term incentive awards will vest and be paid on a prorated basis following the end of the performance period subject to the achievement of the designated performance goals, based upon the portion of the full performance period during which Ms. Falvey was employed plus twelve months (or, if less, assuming Ms. Falvey was employed with us for the entire performance period).

        Mr. Loewen.    Mr. Loewen, currently the Chief Operating Officer of Wyndham Hotel Group, LLC, receives a base salary of $440,524 per year and has a target bonus opportunity equal to 50% of his base salary. Wyndham Worldwide Corporation's compensation committee will make determinations with respect to Mr. Loewen's compensation payable by Wyndham Hotels prior to consummation of the spin-off, and following consummation of the spin-off, our compensation committee will ratify such determinations.

        Additionally, prior to consummation of the spin-off, we expect to enter into a new letter agreement with Mr. Loewen as our Chief Operating Officer, which Wyndham Worldwide Corporation's compensation committee will approve prior to consummation of the spin-off and our compensation committee will ratify following consummation of the spin-off. We expect that the letter agreement will provide for (i) a base salary, (ii) an annual cash incentive compensation award, with a target award opportunity equal to a percentage of his base salary, and with the actual award (if any) subject to the achievement of specified performance goals (and with the amount of any award payable for the year in which the spin-off occurs determined as follows: (A) for the pre-spin period, pursuant to the guidelines provided under Wyndham Worldwide Corporation's annual incentive compensation plan for 2018, as determined by Wyndham Worldwide Corporation's compensation committee, and (B) for the post-spin period, pursuant to our annual incentive compensation plan), and (iii) participation in the employee benefit plans and perquisites generally available to Wyndham Hotels' executive officers.

        We also expect that the letter agreement will provide for the following terms: in the event of a termination by Wyndham Hotels other than for "cause" (not due to death or disability), Mr. Loewen will receive a lump sum cash payment equal to a percentage (which has yet to be determined) multiplied by the sum of (i) his then-current base salary, and (ii) an amount equal to the highest annual cash incentive compensation award paid to him for any of the three fiscal years immediately preceding the fiscal year in which his employment is terminated (but in no event shall the amount under (ii) exceed a percentage (which has yet to be determined) of his then-current base salary). Additionally, all of Mr. Loewen's then-outstanding long-term incentive awards that would otherwise vest within the one-year period following his termination will vest, and any such awards that are stock options or stock appreciation rights will remain exercisable until the earlier of: (A) the second anniversary of such termination and (B) the original expiration date of the awards. Any of Mr. Loewen's then-outstanding performance-based long-term incentive awards will vest and be paid on a prorated basis following the end of the performance period subject to the achievement of the designated performance goals, based upon the portion of the full performance period during which Mr. Loewen was employed plus twelve months (or, if less, assuming Mr. Loewen was employed with us for the entire performance period).

        Mr. Barber.    Mr. Barber, currently the Senior Vice President, Mergers & Acquisitions and Operational Excellence of Wyndham Worldwide Corporation, receives a base salary of $297,440 per year and has a target bonus opportunity equal to 45% of his base salary. Wyndham Worldwide Corporation's compensation committee will make determinations with respect to Mr. Barber's compensation payable by Wyndham Hotels prior to consummation of the spin-off, and following consummation of the spin-off, our compensation committee will ratify such determinations.

        Additionally, prior to consummation of the spin-off, we expect to enter into a new letter agreement with Mr. Barber as our Chief Strategy and Development Officer, which Wyndham Worldwide Corporation's compensation committee will approve prior to consummation of the spin-off and our compensation committee will ratify following consummation of the spin-off. We expect that the letter agreement will provide for (i) a base salary, (ii) an annual cash incentive compensation award, with a target award opportunity equal to a percentage of his base salary, and with the actual award (if any) subject to the achievement of specified performance goals (and with the amount of any award payable for the year in which the spin-off occurs determined as follows: (A) for the pre-spin period, pursuant to the guidelines provided under Wyndham Worldwide Corporation's annual incentive compensation plan for 2018, as determined by Wyndham Worldwide Corporation's compensation committee, and (B) for the post-spin period, pursuant to our annual incentive compensation plan), and (iii) participation in the employee benefit plans and perquisites generally available to Wyndham Hotels' executive officers.

        We also expect that the letter agreement will provide for the following terms: in the event of a termination by Wyndham Hotels other than for "cause" (not due to death or disability), Mr. Barber will receive a lump sum cash payment equal to a percentage (which has yet to be determined) multiplied by the sum of (i) his then-current base salary, and (ii) an amount equal to the highest annual cash incentive compensation award paid to him for any of the three fiscal years immediately preceding the fiscal year in which his employment is terminated (but in no event shall the amount under (ii) exceed a percentage (which has yet to be determined) of his then-current base salary). Additionally, all of Mr. Barber's then-outstanding long-term incentive awards that would otherwise vest within the one-year period following his termination will vest, and any such awards that are stock options or stock appreciation rights will remain exercisable until the earlier of: (A) the second anniversary of such termination and (B) the original expiration date of the awards. Any of Mr. Barber's then-outstanding performance-based long-term incentive awards will vest and be paid on a prorated basis following the end of the performance period subject to the achievement of the designated performance goals, based upon the portion of the full performance period during which Mr. Barber was employed plus twelve months (or, if less, assuming Mr. Barber was employed with us for the entire performance period).

        Additionally, in connection with the spin-off, Wyndham Worldwide Corporation expects to pay transaction bonuses to certain of its officers who will become our named executive officers following the spin-off, with such bonuses payable upon the earlier of (i) the completion of the spin-off and (ii) August 2, 2018. Such transaction bonuses are expected to total approximately $625,000 in the aggregate.

Wyndham Hotels 2018 Equity and Incentive Plan

        In connection with the spin-off, we expect to adopt a new omnibus incentive plan (the "Equity Plan"). We expect the material terms of the Equity Plan to include the following:

        Purpose.    The purpose of the Equity Plan will be to afford an incentive to select officers, employees, non-employee Directors, advisors and consultants of Wyndham Hotels and its affiliates, to increase their efforts on behalf of Wyndham Hotels and its affiliates, to align their interests with the interests of Wyndham Hotels' stockholders and to promote the success of our business.

        Types of Awards.    The Equity Plan provides for the grant of stock options (including incentive stock options and nonqualified stock options), stock appreciation rights, restricted stock, restricted stock units and other stock- and cash-based awards.

        Eligibility.    Awards may be granted to officers, employees, non-employee Directors, advisors and consultants of Wyndham Hotels and its affiliates who are selected for participation in the Equity Plan by our compensation committee.

        Administration.    The Equity Plan is expected to be administered by our compensation committee, which satisfies the provisions of Rule 16b-3 of the Exchange Act and the applicable stock exchange rules. Our compensation committee will have the authority, among other things, to determine who will be granted awards and all of the terms and conditions of the awards. Our compensation committee also will be authorized to: (i) determine performance goals (if applicable), (ii) determine to what extent an award may be settled, cancelled, forfeited, exchanged or surrendered, (iii) interpret the Equity Plan and any awards granted thereunder, and (iv) make all other determinations necessary or advisable for the administration of the Equity Plan. Where the vesting or payment of an award under the Equity Plan is subject to the attainment of performance goals, our compensation committee will be responsible for certifying that the performance goals have been attained. Except in connection with a corporate transaction involving Wyndham Hotels, our compensation committee will not have the authority under the Equity Plan (without the approval of our stockholders) to amend the terms of outstanding awards to (A) reduce the exercise price of outstanding stock options or stock appreciation rights or (B) replace or cancel outstanding stock options or stock appreciation rights in exchange for cash, other awards or stock options or stock appreciation rights with an exercise price that is less than the exercise price of the original stock options or stock appreciation rights.

        Number of Shares of Stock Subject to the Equity Plan.    We expect that the maximum number of shares of Wyndham Hotels common stock reserved for the grants of awards under the Equity Plan, including all shares to be issued pursuant to our Non-Employee Directors Deferred Compensation Plan, Savings Restoration Plan and Officer Deferred Compensation Plan, will be 10,000,000. The maximum number of shares reserved under the Equity Plan, will be subject to adjustments as provided in the Equity Plan and described below.

        If any shares subject to an award granted under the Equity Plan are forfeited, cancelled, exchanged or surrendered or if an award terminates or expires without a distribution of shares to the participant, or if shares of common stock are surrendered or withheld as payment of either the exercise price of an award and/or withholding taxes in respect of an award, the number of shares of common stock underlying such award will again be available for awards under the Equity Plan.

        In the event that our compensation committee determines that any corporate event, such as a stock split, reorganization, merger, consolidation, repurchase or share exchange affects Wyndham Hotels common stock such that an adjustment is appropriate in order to prevent dilution or enlargement of the rights of Equity Plan participants, then our compensation committee will make certain equitable adjustments as it deems necessary or appropriate to the number and kind of shares or other property available for awards, the exercise price, grant price or purchase price relating to any award, the terms of outstanding awards, the annual award limitations and the performance goals.

        Non-Employee Director Limitation.    The aggregate grant date fair market value of all awards granted under the Equity Plan to any non-employee Director in any fiscal year (excluding awards made pursuant to deferred compensation arrangements made in lieu of all or a portion of cash retainers and any dividend payable in respect of outstanding awards) will not exceed $1,000,000.

        Terms of Award and Performance Goals.    Except as otherwise set forth in the Equity Plan or as may be determined by our compensation committee, each award granted under the Equity Plan will be evidenced by an award agreement containing such terms and conditions as determined by our compensation committee in a manner consistent with the purposes of the Equity Plan, including whether the vesting or payment of an award will be subject to the attainment of performance goals.

        The performance goals that may be applicable to awards granted under the Equity Plan will be based upon one or more of the following criteria: pre-tax income or after-tax income, pre-tax or after-tax profits, income or earnings, including operating income, earnings before or after taxes, earnings before interest, taxes, depreciation and amortization, earnings before or after interest, depreciation, amortization, or items that are unusual in nature or infrequently occurring or special items, or a combination of any or all of the foregoing, net income, excluding amortization of intangible assets, depreciation and impairment of goodwill and intangible assets and/or excluding charges attributable to the adoption of new accounting pronouncements, earnings or book value per share (basic or diluted), return on assets (gross or net), return on investment, return on capital, return on invested capital or return on equity, return on revenues, cash flow, free cash flow, cash flow return on investment (discounted or otherwise), net cash provided by operations, or cash flow in excess of cost of capital, economic value created, operating margin or profit margin (gross or net), stock price or total stockholder return, income or earnings from continuing operations, after-tax or pre-tax return on stockholders' equity, growth in the value of an investment in our common stock assuming the reinvestment of dividends, operating profits or net operating profits, working capital, gross or net sales, revenue and growth of sales revenue (either before or after cost of goods, selling and general administrative expenses, and any other expenses or interest), cost targets, reductions and savings (including, without limitation, the achievement of a certain level of, reduction of, or other specified objectives with regard to limiting the level of increase in, all or a portion of, Wyndham Hotels' bank debt or other long-term or short-term public or private debt or other similar financial obligations of Wyndham Hotels, which may be calculated net of such cash balances and/or other offsets and adjustments as may be established by our compensation committee), expense management, productivity and efficiencies, strategic business criteria, consisting of one or more objectives based on meeting specified market penetration or market share, geographic business expansion, guest satisfaction, employee satisfaction, human resources management, supervision of litigation, information technology, and goals relating to divestitures, ventures and similar transactions, franchise and/or royalty income, market share, strategic objectives, development of new product lines and related revenue, sales and margin targets, franchisee growth and retention, co-branding or international operations, comparisons of continuing operations to other operations, management fee or licensing fee growth, revenue per available room, and any combination of the foregoing.

        To the extent permitted by law, our compensation committee may equitably adjust the performance goals based on certain events specified in the Equity Plan, including for example, unusual or non-recurring events.

        Terms of Awards.    The term of each award is expected to be determined by our compensation committee, provided that all awards granted under the Equity Plan will have a minimum vesting period of twelve months.

        Stock Options.    Stock options granted under the Equity Plan may be incentive stock options or nonqualified stock options. The exercise price of stock purchasable under a stock option granted under the Equity Plan will be determined by our compensation committee but will not be less than the fair market value of our common stock on the date of grant.

        Stock options will be exercisable over the exercise period which may not exceed ten years, at such times and upon such conditions as our compensation committee may determine, as reflected in the applicable award agreement; provided that our compensation committee will have the authority to accelerate the exercisability of any outstanding option. The exercise price of an option generally may be paid in cash, exchange of stock previously owned, through a "broker cashless exercise" or a combination thereof, or if permitted in an award agreement, by withholding shares of common stock.

        An option may not be exercised unless the grantee of such option is then a Director of, in the employ of, or providing services to, us or our affiliates and unless the grantee has remained continuously so employed, or continuously maintained such relationship, since the date of grant of the option; provided that the applicable award agreement may contain provisions extending the exercisability of options, in the event of specified terminations of employment or service, to a date not later than the expiration date of such option.

        Options may be subject to such other conditions, including, but not limited to, restrictions on transferability of the shares acquired upon exercise of such options, as our compensation committee may prescribe or as may be required by applicable law.

        Stock Appreciation Rights.    Unless our compensation committee determines otherwise, a stock appreciation right granted in tandem with a nonqualified stock option may be granted at the time of grant of the related option or at any time thereafter, or if granted in tandem with an incentive stock option, may only be granted at the time of grant of the related option. A stock appreciation right granted in tandem with an option will be exercisable only to the extent the underlying option is exercisable. A stock appreciation right confers on the participant the right to receive, upon exercise of the stock appreciation right, an amount with respect to each share subject to the stock appreciation right equal to the excess of the fair market value of one share of our common stock on the date of exercise over the grant price of the stock appreciation right. The grant price per share of common stock subject to a stock appreciation right will be determined by our compensation committee at the time of grant; provided that the per share grant price of a stock appreciation right, whether or not it is granted in tandem with a stock option, may not be less than 100% of the fair market value of the common stock at the time of grant.

        Stock appreciation rights will be exercisable over the exercise period, which may not exceed ten years, at such times and upon such conditions as our compensation committee may determine, as reflected in the applicable award agreement; provided that our compensation committee will have the authority to accelerate the exercisability of any outstanding stock appreciation right. A stock appreciation right may not be exercised unless the grantee of such award is then a Director, in the employ of, or providing services to, us or our subsidiaries or affiliates, and unless the grantee has remained continuously so employed, or continuously maintained such relationship, since the date of grant of the stock appreciation right; provided that the applicable award agreement may contain provisions extending the exercisability of the stock appreciation right, in the event of specified terminations of employment or service, to a date not later than the expiration date of such stock appreciation right (or, in the case of a tandem stock appreciation right, its related award).

        Stock appreciation rights may be subject to such other conditions including, but not limited to, restrictions on transferability of the shares acquired upon exercise of such stock appreciation rights, as our compensation committee may prescribe or as may be required by applicable law. In no event shall our compensation committee award or pay dividends or dividend equivalents with respect to the stock appreciation rights, whether vested or unvested.

        Restricted Stock.    A restricted stock award granted under the Equity Plan will consist of shares of our common stock and will be subject to such restrictions on transferability and other restrictions, if any, as our compensation committee may impose. Except to the extent restricted under an award agreement, a participant granted restricted stock will have all of the rights of a stockholder including, without limitation, the right to vote the restricted stock and the right to receive dividends on the restricted stock; provided that such dividends may not be paid before the underlying restricted stock vests. Stock distributed in connection with a stock split or stock dividend, and cash or other property distributed as a dividend, will be subject to restrictions and a risk of forfeiture to the same extent as the restricted stock with respect to which such stock or other property has been distributed, and will be settled at the same time as the restricted stock to which it relates.

        Restricted Stock Units.    A restricted stock unit is an award of a right to receive stock or cash, as determined by our compensation committee, at the end of a specified restricted period. Our Compensation Committee may award dividend equivalents relating to restricted stock units on terms and conditions as it determines; provided that such dividend equivalents may not be paid before the underlying restricted stock units vest.

        We also issue restricted stock units pursuant to the Equity Plan for the purpose of fulfilling our obligations under our Non-Employee Directors Deferred Compensation Plan; provided that certain terms and conditions of the grant and payment of such restricted stock units set forth in the Non-Employee Directors Deferred Compensation Plan will supersede the terms generally applicable to restricted stock units granted under the Equity Plan. Such restricted stock units granted pursuant to the Non-Employee Directors Deferred Compensation Plan need not be evidenced by an award agreement. We issue restricted stock units payable only in stock (unless our compensation committee determines otherwise) pursuant to our non-employee Director deferred compensation program, and will issue stock in settlement of such restricted stock units in accordance with such program and the terms of the Equity Plan.

        Performance-Based Restricted Stock and Restricted Stock Units.    Our Compensation Committee may place restrictions on restricted stock and restricted stock units that will lapse, in whole or in part, only upon the attainment of certain performance goals and may condition an award of restricted stock or restricted stock units or the lapse of restrictions with respect to such awards on the achievement of performance goals.

        Effect of Termination of Employment on Restricted Stock and Restricted Stock Units.    Upon a termination of employment with, service to, or cessation of the Director or independent contractor relationship with, us or our affiliates during the applicable restriction or deferral period (as applicable), or, with respect to the restricted stock units, upon failure to satisfy any other conditions precedent to the delivery of stock or cash to which such restricted stock units relate, all restricted stock and restricted stock units and any accrued but unpaid dividends or dividend equivalents that are then subject to deferral or restriction will be forfeited. Notwithstanding the foregoing, our compensation committee may provide or determine that restrictions or forfeiture conditions relating to restricted stock or restricted stock units will be waived in whole or in part in the event of termination resulting from specified causes, and our compensation committee may in other cases waive in whole or in part the forfeiture of restricted stock or restricted stock units.

        Restrictions.    Shares acquired upon exercise of stock options or stock appreciation rights or otherwise granted under the Equity Plan may be subject to such other conditions including, but not limited to, restrictions on transferability of such shares as our compensation committee may prescribe or as may be required by applicable law.

        Other Stock- or Cash-Based Awards.    The Equity Plan provides for other stock- and cash-based awards, the form and terms of which are determined by our compensation committee. The value and payment of these awards may be contingent upon performance goals, and our compensation committee may condition any such stock- or cash-based award or the lapse of restrictions with respect to such awards on the achievement of performance goals.

        Annual Incentive Program.    Our compensation committee may grant stock- and cash-based awards pursuant to Wyndham Hotels' annual incentive program, under such terms and conditions as deemed by our compensation committee to be consistent with the purposes of the Equity Plan. Awards granted under the annual incentive program may be granted with value and payment contingent upon performance goals, so long as such goals relate to periods of performance of one calendar year or less. Our compensation committee may condition an award granted under the annual incentive program or the lapse of restrictions with respect to such award on the achievement of performance goals.

        Change-in-Control.    The Equity Plan will provide that, unless otherwise determined by our compensation committee at the time of grant and evidenced in the applicable award agreement, upon the consummation of a "change-in-control" (as defined in the Equity Plan), (i) any exercisable award granted under the Equity Plan that was not previously vested and exercisable will become fully vested and exercisable; and (ii) the restrictions, deferral limitations, payment conditions and forfeiture conditions applicable to any other awards granted under the Equity Plan will lapse and such awards will be deemed fully vested, and any performance conditions imposed with respect to awards will be deemed to be fully achieved.

        Term; Amendment.    No awards will be made under the Equity Plan following the tenth anniversary of the earlier of (i) the date the Equity Plan is adopted by the Board of Directors and (ii) the date our stockholders approve the Equity Plan. Our Board of Directors may alter, amend, suspend or terminate the Equity Plan at any time; provided that any amendment or termination does not adversely affect any rights of the grantee under any award previously granted without such grantee's consent. An amendment that requires stockholder approval in order for the Equity Plan to continue to comply with any applicable law, regulation or stock exchange requirement will not be effective unless approved by the requisite vote of stockholders.

Change-in-Control Arrangements

        We expect that, in the event of a change-in-control of Wyndham Hotels, the named executive officers will receive cash severance payments only if their employment is terminated following the change-in-control without "cause" or for "good reason." Our named executive officers would not be entitled to any excise tax gross-up in connection with their change-in-control arrangements.

Deferred Compensation Plans

        In connection with the spin-off, we expect to adopt a nonqualified officer deferred compensation plan, in which our named executive officers will be eligible to participate. The officer deferred compensation plan would enable our named executive officers to elect to defer base salary and annual incentive compensation. We expect to match executive contributions to the officer deferred compensation plan, although the amount which we anticipate matching has not been determined.

        In addition to adopting the officer deferred compensation plan, we expect to adopt a savings restoration plan, which would allow our named executive officers who do not participate in the officer deferred compensation plan to defer compensation in excess of the amounts permitted by the Code. We do not expect to match contributions for these deferrals.

Director Compensation

        Following consummation of the spin-off, we expect to establish compensation practices for our eligible non-employee Directors that will be aligned with creating and sustaining equityholder value, whereby such Directors will receive customary compensation, including cash and stock-based compensation, for their service as members of our Board of Directors and its committees. We also expect that all members of our Board of Directors will be reimbursed for reasonable out-of-pocket expenses incurred in connection with such service. Our non-employee Director compensation practices are expected to be consistent with the non-employee Director compensation practices of Wyndham Worldwide Corporation, which are described below.

        The following table describes annual retainer and committee chair and membership fees we expect to establish for our eligible non-employee Directors. In addition, we expect to grant to our non-employee Directors an annual equity award with a grant date fair value equal to approximately $100,000.

	Cash-Based	Stock-Based	Total
Non-Executive Chairman	$160,000	$160,000	$320,000
Lead Director	132,500	132,500	265,000
Director	105,000	105,000	210,000
Audit Committee chair	22,500	22,500	45,000
Audit Committee member	12,500	12,500	25,000
Compensation Committee chair	17,500	17,500	35,000
Compensation Committee member	10,000	10,000	20,000
Corporate Governance Committee chair	15,000	15,000	30,000
Corporate Governance Committee member	8,750	8,750	17,500
Executive Committee member	10,000	10,000	20,000

        We expect that the annual Director retainer and committee chair and membership fees will be paid on a quarterly basis, with fifty percent of such fees to be paid in cash and fifty percent in our common stock. The number of shares of common stock issued to the Directors will be based on our common stock price on the quarterly determination date. Directors may elect to receive the stock-based portion of their fees in the form of common stock or deferred stock units ("DSUs"). Additionally, Directors may elect to defer any cash-based compensation or vested restricted stock units ("RSUs") in the form of DSUs. A DSU entitles a Director to receive one share of common stock following the Director's retirement or termination of service from our Board of Directors for any reason and is credited with dividend equivalents during the deferral period. Directors who hold DSUs may not sell or receive value from any DSU prior to a termination of service. The requirement for Directors to receive at least fifty percent of their aggregate Director fees in our equity further aligns their interests with those of our stockholders.

        We also expect to provide each Director with a term life insurance policy owned by us with a $1.1 million benefit of which $1 million is payable to us and will be donated to a charitable beneficiary of the Director's choice and $100,000 of which is payable directly to the Director's personal beneficiary. In the event of a change-in-control or a Director's retirement, we will pay the premiums for the life insurance policies for one year following the change-in-control or retirement, as applicable.

        Additionally, we expect to provide up to a three-for-one company match of non-employee Directors' qualifying charitable contributions, with a maximum company contribution of $75,000 per non-employee Director per year.

        We also expect to adopt a policy to award to our non-employee Directors 500,000 Rewards Points annually. We expect that the Rewards Points will have an approximate value of $2,500 and may be redeemed for numerous rewards options, including stays at properties. This benefit will provide our Directors with ongoing, first-hand exposure to hotel property and operations, furthering their understanding and evaluation of our business.

Summary Compensation Table

        The following table summarizes the historical compensation paid by Wyndham Worldwide to the individuals whom we expect to be the named executive officers of Wyndham Hotels. As described above, Wyndham Hotels has not yet paid any compensation to such individuals.

Name & Principal Position	Year	Salary ($)	Bonus ($)		Stock Awards ($)(a)	Non-Equity Incentive Plan Compensation ($)(b)	All Other Compensation ($)(c)	Total ($)
Geoffrey A. Ballotti
President & Chief	2017	744,999	—		2,900,000	806,834	386,221	4,838,054
Executive Officer	2016	740,384	—		2,800,000	631,548	412,941	4,584,873
	2015	737,696	—		2,700,000	1,106,545	424,728	4,968,969

David B. Wyshner (d)
Chief Financial	2017	257,505	—		3,500,000	272,955	31,377	4,061,837
Officer	2016	—	—		—	—	—	—
	2015	—	—		—	—	—	—

Thomas H. Barber
Chief Strategy &
Development	2017	295,684	81,250	(e)	543,750	141,041	98,763	1,160,488
Officer	2016	284,319	—		300,000	83,163	87,029	754,511
	2015	283,297	—		300,000	187,430	68,212	838,939

Mary R. Falvey
Chief Administrative	2017	510,000	—		1,900,000	540,600	286,749	3,237,349
Officer	2016	506,156	—		1,800,000	329,001	261,236	2,896,393
	2015	499,820	—		1,700,000	749,729	272,959	3,222,508

Robert D. Loewen
Chief Operating	2017	438,557	—		375,000	237,479	115,860	1,166,896
Officer	2016	425,169	—		375,000	181,334	114,114	1,095,617
	2015	424,023	—		375,000	318,017	134,329	1,251,369

(a)
Represents the aggregate grant date fair value of equity awards computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 (ASC 718). A discussion of the assumptions used in calculating the fair value of such awards may be found in Note 20 to Wyndham Worldwide Corporation's 2017 audited financial statements of its annual report on Form 10-K filed with the SEC on February 16, 2018.

No grant date fair value is attributable to performance-vesting restricted stock unit ("PVRSU") awards under ASC 718, due to the fact that no amount will be earned under these awards at target performance. Performance results must exceed (i) 100% of target performance in order for any PVRSUs to be earned on awards granted in 2015; (ii) 102% of target performance in order for any PVRSUs to be earned on awards granted in 2016; and (iii) 100% of target performance in order for any PVRSUs to be earned on awards granted in 2017. Performance results must meet 108% of target performance in order for the maximum number of PVRSUs to be earned on awards granted in 2015, 2016 and 2017. The grant date fair value of PVRSU awards granted in 2017, assuming maximum achievement of performance goals, would be as follows: Mr. Ballotti: $1,450,000; Mr. Barber: $75,000; Ms. Falvey: $950,000; and Mr. Loewen: $93,750. Mr. Wyshner was not granted any PVRSU awards in 2017.

The actual value realized by each individual with respect to PVRSU awards will depend on the number of shares earned based on Wyndham Worldwide's actual performance over the cumulative three-year performance period measured against the performance goals established at the time of grant. The Outstanding Equity Awards at 2017 Fiscal Year-End Table below provides information on PVRSU awards made in 2015, 2016 and 2017 based on performance through December 31, 2017.

(b)
For 2017, the amount in this column represents the annual incentive compensation for 2017, which was paid in 2018. For 2016, the amount in this column represents the annual incentive compensation for 2016, which was paid in 2017. For 2015, the amount in this column represents the annual incentive compensation for 2015, which was paid in 2016.
(c)
See the All Other Compensation Table below for a description of compensation included in this column.
(d)
Information is not reported for Mr. Wyshner for 2015 and 2016 because he joined Wyndham Worldwide in 2017.
(e)
Mr. Barber received a transaction bonus in 2017 for services rendered in connection with the spin-off.

 2017 All Other Compensation Table

        The All Other Compensation column in the Summary Compensation Table above includes the following amounts for 2017.

	Mr. Ballotti ($)	Mr. Wyshner ($)	Mr. Barber ($)	Ms. Falvey ($)	Mr. Loewen ($)
Company automobile (a)	34,927	—	33,050	59,179	25,207
Financial planning services (b)	11,820	—	8,985	11,820	8,985
401(k) company match	15,473	—	16,200	15,715	16,200
Deferred compensation company match	44,700	31,377	17,741	30,600	26,313
Dividend equivalents (c)	247,086	—	13,758	141,578	26,324
Executive medical / annual physical (d)	2,000	—	—	2,000	—
Aggregate tax gross-up (e)	30,215	—	9,029	25,857	12,832

Total	386,221	31,377	98,763	286,749	115,861

(a)
Represents the aggregate incremental cost to Wyndham Worldwide of the automobile benefit, calculated as (i) the aggregate company payment made for the fiscal year less (ii) any executive contributions made toward such payment. The amount of the company payment includes insurance and other charges and excludes the tax gross-up described below.
(b)
Represents the aggregate incremental cost to Wyndham Worldwide of financial planning services for the individuals whom we expect to be our named executive officers. Amount excludes tax gross-up described below.
(c)
Represents the dividend equivalents paid on vesting of RSUs and PVRSUs.
(d)
Represents the aggregate incremental cost to Wyndham Worldwide of annual physical exams for the individuals whom we expect to be our named executive officers, as well as insurance premiums paid in connection with executive medical benefits.
(e)
The aggregate tax gross-up for the individuals whom we expect to be our named executive officers consisted of the following: (i) Mr. Ballotti: automobile—$23,851 and financial planning—$6,364; (ii) Mr. Barber: automobile—$5,842 and financial planning—$3,187; (iii) Ms. Falvey: automobile—$19,493 and financial planning—$6,364; and (iv) Mr. Loewen: automobile—$10,165 and financial planning—$2,667.

 2017 Grants of Plan-Based Awards Table

        The following table summarizes grants of plan-based awards made by Wyndham Worldwide in 2017 to the individuals whom we expect to be the named executive officers of Wyndham Hotels.

		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			Estimated Possible Payouts Under Equity Incentive Plan Awards (a)			All Other Stock Awards: Number of Shares (#)		Grant Date Fair Value of Stock and Option Awards ($)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Mr. Ballotti	2/28/17							34,839	(b)	2,900,000
	2/28/17				1	—	17,419			0
	(e)	186,250	745,000	1,117,500

Mr. Wyshner	8/4/17							34,226	(c)	3,500,000
	(e)	162,500	650,000	975,000

Mr. Barber	2/28/17							3,604	(b)	300,000
	2/28/17				1	—	901			0
	11/7/17							2,242	(d)	243,750
	(e)	33,462	133,848	200,772

Ms. Falvey	2/28/17							22,825	(b)	1,900,000
	2/28/17				1	—	11,412			0
	(e)	127,500	510,000	765,000

Mr. Loewen	2/28/17							4,505	(b)	375,000
	2/28/17				1	—	1,126			0
	(e)	55,066	220,262	330,393

(a)
Represents the potential range of PVRSUs that may be earned under Wyndham Worldwide's 2017 long-term incentive program for above target performance. Target performance represents a level of earnings per share performance consistent with Wyndham Worldwide's projected operating budgets, and no shares will be earned pursuant to these awards unless Wyndham Worldwide's earnings per share performance exceeds 100% of target performance at the end of the cumulative three-year performance period for such awards. Vesting of the PVRSUs is contingent upon achievement of premium levels of adjusted earnings per share performance over a cumulative three-year period. Where premium performance is achieved between the specified performance tiers, the number of vested PVRSUs is interpolated.

The actual number of PVRSUs earned pursuant to these awards will be determined and paid following the completion of the three-year performance period based on Wyndham Worldwide's actual performance against the performance goal established at the time of grant, as adjusted. PVRSUs, if earned, convert into Wyndham Worldwide common stock on a one-for-one basis.

(b)
Grant of RSUs, which vest ratably over a period of four years on each anniversary of February 27, 2017.
(c)
Grant of RSUs, which vest ratably over a period of four years on each anniversary of August 4, 2017.
(d)
Grant of RSUs, which vest ratably over a period of four years on each anniversary of November 10, 2017. Mr. Barber received this grant for services rendered in connection with the spin-off.
(e)
Represents potential threshold, target and maximum non-equity annual incentive compensation for 2017. The non-equity annual incentive compensation actually paid for 2017 is reported in the Summary Compensation Table above.

Outstanding Equity Awards at 2017 Fiscal Year-End Table

        The following table summarizes the number of securities underlying outstanding plan awards under the Wyndham Worldwide Equity and Incentive Plan as of December 31, 2017, for the individuals whom we expect to be the named executive officers of Wyndham Hotels.

	Stock Awards
Name	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($) (a)	Equity Incentive Plan Awards: Number of Unearned Shares or Units That Have Not Vested (#)		Equity Incentive Plan Awards: Market Value of Unearned Shares or Units That Have Not Vested ($) (a)
Mr. Ballotti	8,908	(b)	1,032,170
	14,704	(c)	1,703,752
	29,309	(d)	3,396,034
	34,839	(e)	4,036,795
				14,704	(f)	1,703,752
				19,539	(g)	2,263,984
				17,419	(h)	2,018,340

Mr. Wyshner	34,226	(i)	3,965,767

Mr. Barber	685	(b)	79,371
	1,634	(c)	189,332
	3,141	(d)	363,948
	3,604	(e)	417,595
	2,242	(j)	259,781
				816	(f)	94,550
				1,046	(g)	121,200
				901	(h)	104,399

Ms. Falvey	5,139	(b)	595,456
	9,258	(c)	1,072,724
	18,842	(d)	2,183,223
	22,825	(e)	2,644,733
				9,258	(f)	1,072,724
				12,561	(g)	1,455,443
				11,412	(h)	1,322,308

Mr. Loewen	1,199	(b)	138,928
	2,042	(c)	236,607
	3,925	(d)	454,790
	4,505	(e)	521,994
				1,021	(f)	118,303
				1,308	(g)	151,558
				1,126	(h)	130,470

(a)
Calculated using the closing price of Wyndham Worldwide common stock on the New York Stock Exchange on December 29, 2017 of $115.87 per share.
(b)
Grant of RSUs, which vest ratably over a period of four years on each anniversary of February 27, 2014.
(c)
Grant of RSUs, which vest ratably over a period of four years on each anniversary of February 27, 2015.
(d)
Grant of RSUs, which vest ratably over a period of four years on each anniversary of February 27, 2016.
(e)
Grant of RSUs, which vest ratably over a period of four years on each anniversary of February 27, 2017.
(f)
Grant of PVRSUs which vests based on three-year cumulative earnings per share as measured against the pre-established performance tiers as adjusted for the three year performance period ended December 31, 2017. Amount reported represents the number of shares earned based on actual performance. These shares are expected to be paid to the individuals whom we expect to be our named executive officers following the certification of performance achievement by the compensation committee of the Wyndham Worldwide board of directors, which is expected to occur in February 2018.
(g)
Grant of PVRSUs which vests following the conclusion of a three-year performance period ending on December 31, 2018 based on actual three-year cumulative earnings per share as measured against the pre-established performance tiers. Amount reported is based on performance through December 31, 2017 and represents the maximum number of shares which may be earned.

(h)
Grant of PVRSUs which vests following the conclusion of a three-year performance period ending on December 31, 2019 based on actual three-year cumulative earnings per share as measured against the pre-established performance tiers. Amount reported is based on performance through December 31, 2017 and represents the maximum number of shares which may be earned.
(i)
Grant of RSUs, which vest ratably over a period of four years on each anniversary of August 4, 2017.
(j)
Grant of RSUs, which vest ratably over a period of four years on each anniversary of November 10, 2017. Mr. Barber received this grant for services rendered in connection with the spin-off.

2017 Stock Vested Table

        The following table summarizes vesting in 2017 of the Wyndham Worldwide Corporation stock awards held by the individuals whom we expect to be the named executive officers of Wyndham Hotels.

	Stock Awards
Name	Date	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($) (a)
Mr. Ballotti	2/27/2017	36,404	$3,056,116
	2/28/2017	17,815	$1,482,921

Mr. Wyshner	—	—	—

Mr. Barber	2/27/2017	3,378	$283,583

Ms. Falvey	2/27/2017	21,443	$1,800,140
	2/28/2017	10,278	$855,541

Mr. Loewen	2/27/2017	4,773	$400,693
	2/28/2017	1,199	$99,805

(a)
Amounts in this column reflect (i) the number of shares vested multiplied by (ii) the closing market price per share of Wyndham Worldwide common stock on (A) February 27, 2017 for the RSUs that vested on such date, and (B) February 28, 2017 for the PVRSUs that vested on such date (at maximum based on performance achievement in excess of 108% of target performance). The closing market price on February 27, 2017 was $83.95 per share and on February 28, 2017 was $83.24 per share.

2017 Nonqualified Deferred Compensation Table

        The following table provides information regarding the 2017 nonqualified deferred compensation under the Wyndham Worldwide Corporation Officer Deferred Compensation Plan for the individuals whom we expect to be the named executive officers of Wyndham Hotels. None of these individuals has a balance under the Wyndham Worldwide Corporation Savings Restoration Plan.

	Mr. Ballotti ($)	Mr. Wyshner ($)	Mr. Barber ($)	Ms. Falvey ($)	Mr. Loewen ($)
Executive Contributions in 2017 (a)	44,700	31,377	17,741	30,600	26,313
Company Contributions in 2017 (b)	44,700	31,377	17,741	30,600	26,313
Aggregate Earnings in 2017 (c)	723,988	1,076	17,157	399,833	58,762
Aggregate Withdrawals / Distributions in 2017	—	—	—	—	(54,146)
Aggregate Balance at 12/31/2017 (d)	2,771,716	31,076	156,259	1,982,975	361,816

(a)
This amount is included as 2017 compensation in the Summary Compensation Table above.
(b)
This amount is reported as 2017 compensation in the All Other Compensation Table above.
(c)
Represents gains or losses in 2017 on investment of aggregate balance.
(d)
Salary and annual incentive compensation deferred under the Wyndham Worldwide Corporation Officer Deferred Compensation Plan, as well as Wyndham Worldwide contributions, are reported as compensation in the Summary Compensation Table for the respective year in which the salary or annual incentive compensation was paid or earned.

 Potential Payments on Termination or Change-in-Control

        The following table describes the potential payments and benefits to which the individuals whom we expect to be the named executive officers of Wyndham Hotels would be entitled upon a termination of his or her employment with Wyndham Worldwide or a change-in-control of Wyndham Worldwide. The payments described in the table are based on the assumption that the termination of employment and/or change-in-control occurred on December 31, 2017.

Name	Termination Event	Cash Severance ($) (a)	Acceleration of Equity Awards ($) (b)	Total Termination Payments ($)
Mr. Ballotti	Voluntary Retirement, Resignation or Involuntary Termination	—	—	—
	Death or Disability	—	16,154,827	16,154,827
	Termination without Cause or Constructive Discharge	2,980,000	9,338,543	12,318,543
	Qualifying Termination Following Change-in-Control	2,980,000	16,154,827	19,134,827

Mr. Wyshner	Voluntary Retirement, Resignation or Involuntary Termination	—	—	—
	Death or Disability	—	3,965,767	3,965,767
	Termination without Cause or Constructive Discharge	1,625,000	991,384	2,616,384
	Qualifying Termination Following Change-in-Control	1,625,000	3,965,767	5,590,767

Mr. Barber	Voluntary Retirement, Resignation or Involuntary Termination	—	—	—
	Death or Disability	—	1,630,175	1,630,175
	Termination without Cause or Constructive Discharge	580,008	749,992	1,330,000
	Qualifying Termination Following Change-in-Control	580,008	1,630,175	2,210,183

Ms. Falvey	Voluntary Retirement, Resignation or Involuntary Termination	—	—	—
	Death or Disability	—	10,346,612	10,346,612
	Termination without Cause or Constructive Discharge	1,020,000	5,930,458	6,950,458
	Qualifying Termination Following Change-in-Control	1,020,000	10,346,612	11,366,612

Mr. Loewen	Voluntary Retirement, Resignation or Involuntary Termination	—	—	—
	Death or Disability	—	1,752,650	1,752,650
	Termination without Cause or Constructive Discharge	881,049	896,104	1,777,153
	Qualifying Termination Following Change-in-Control	881,049	1,752,650	2,633,699

(a)
Cash severance payable upon a Qualifying Termination Following "Change-in-Control" assumes that the individual's employment was terminated without "cause" or due to a "constructive discharge" upon a change-in-control.
(b)
Calculated using the closing price of Wyndham Worldwide common stock on the New York Stock Exchange on December 29, 2017 of $115.87 per share. Table assumes all unvested equity awards to which the individuals whom we expect to be our named executive officers would be entitled vested on December 29, 2017.

Upon a change-in-control, all grants made under the Wyndham Worldwide Equity and Incentive Plan fully vest, and any performance conditions imposed with respect to awards are deemed to be fully achieved whether or not the individual's employment is terminated.

Amounts reflected for Termination without Cause or Constructive Discharge include PVRSUs (assuming maximum achievement), which PVRSUs, if earned, would not be paid until following the completion of the cumulative three-year performance period based on actual performance and on a prorated basis for the portion of the performance period during which the applicable individual was employed plus service credit as defined in the employment agreement (or, if less, the entire performance period).

        Accrued Pay.    The amounts shown in the table above do not include payments and benefits, including accrued salary and annual incentive compensation, to the extent they are provided on a non-discriminatory basis to salaried employees generally upon termination of employment.

        Deferred Compensation.    The amounts shown in the table do not include distributions of aggregate balances under the Wyndham Worldwide Corporation Officer Deferred Compensation Plan. Those amounts are shown in the Nonqualified Deferred Compensation Table above.

        Covered Terminations.    The table assumes a termination of employment that is eligible for severance or other benefits under the terms of each executive's respective employment agreement or letter agreement, if applicable, and the Wyndham Worldwide Equity and Incentive Plan.

  •
  A termination of employment for "cause" generally means the occurrence of any of the following: the executive's (i) willful failure to substantially perform his or her duties (other than any such failure resulting from incapacity due to physical or mental illness); (ii) act of fraud, misappropriation, dishonesty, embezzlement or similar conduct against Wyndham Worldwide or his or her conviction of a felony or any crime involving moral turpitude (which conviction, due to the passage of time or otherwise, is not subject to further appeal); (iii) gross negligence in the performance of his or her duties; or (iv) purposefully or negligently making (or having been found to have made) a false certification to Wyndham Worldwide pertaining to Wyndham Worldwide's financial statements.

  •
  A "constructive discharge" generally means the occurrence of any of the following: (i) any material breach or failure by Wyndham Worldwide to fulfill Wyndham Worldwide's obligations under the executive's employment agreement, if applicable; (ii) any material reduction in the executive's base salary; or (iii) any material diminution to the executive's authority, duties or responsibilities.

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  A without "cause" termination occurs if the executive's employment is terminated other than due to his or her death, disability or termination for cause.

        Acceleration of Equity Awards.    Upon a "change-in-control" (as defined in the Wyndham Worldwide Equity and Incentive Plan), grants made under the Wyndham Worldwide Equity and Incentive Plan to all Wyndham Worldwide eligible employees, including to the executives, fully vest and any performance conditions imposed with respect to awards are deemed to be fully achieved.

        Under each executive's individual award agreements, all of their awards will fully vest upon his or her death or disability and any performance conditions imposed with respect to awards are deemed to be fully achieved.

        The table does not reflect a reduction in shares that would be withheld for taxes on vesting.

        Under the Wyndham Worldwide Equity and Incentive Plan, a "change-in-control" generally means (i) any person or persons (other than Wyndham Worldwide Corporation, any fiduciary holding securities under a Wyndham Worldwide company employee benefit plan or any subsidiary of the Wyndham Worldwide Corporation) who is or becomes the beneficial owner, directly or indirectly, of thirty percent (30%) or more of Wyndham Worldwide Corporation's outstanding voting shares, (ii) a merger or consolidation of Wyndham Worldwide Corporation or any of its subsidiaries is consummated with another company, other than a merger or consolidation immediately following which the individuals who comprise the Wyndham Worldwide board of directors immediately prior thereto constitute at least a majority of the Wyndham Worldwide board of directors, the entity surviving such merger or consolidation or, if Wyndham Worldwide Corporation or the entity surviving such merger is then a subsidiary, the ultimate parent thereof, (iii) Wyndham Worldwide Corporation's stockholders approve a plan of liquidation of Wyndham Worldwide Corporation, (iv) all or substantially all of Wyndham Worldwide Corporation's assets are sold

(and following each of the foregoing events, a majority of Wyndham Worldwide board of directors immediately prior to such sale does not constitute a majority of the board of directors of the entity surviving such sale or the purchasing entity's board of directors), or (v) individuals who presently make up the Wyndham Worldwide board of directors or who become members of the Wyndham Worldwide board of directors with the approval of at least two-thirds of the existing Wyndham Worldwide board of directors (other than a new director who assumes office in connection with an actual or threatened election contest) cease to be at least a majority of the Wyndham Worldwide board of directors.

        Payments Upon Change-in-Control Alone.    A severance payment in connection with a change-in-control is made only upon a qualifying termination of employment. The table assumes that the employment of each of the executives was terminated upon a change-in-control as a constructive discharge or termination without cause. Grants made to the executives under the Wyndham Worldwide Equity and Incentive Plan will fully vest upon a change-in-control of Wyndham Worldwide Corporation whether or not his or her employment is terminated.

 CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Existing Arrangements with Wyndham Worldwide

        Wyndham Hotels has a number of existing arrangements whereby Parent has provided services to Wyndham Hotels. See Note 17 to our audited Combined Financial Statements included herein for a discussion of such existing arrangements. In connection with the spin-off, Wyndham Hotels will enter into agreements with Wyndham Worldwide that have either not existed historically, or that may be on different terms than the terms of the existing arrangement or agreements.

Agreements with Wyndham Worldwide Related to the Spin-Off

        This section of the information statement summarizes material agreements between us and Wyndham Worldwide that will govern the ongoing relationships between the two companies after the spin-off and are intended to provide for an orderly transition to our status as an independent, publicly traded company. Additional or modified agreements, arrangements and transactions, which would be negotiated at arm's length, may be entered into between us and Wyndham Worldwide, which will then be known as Wyndham Destinations, after the spin-off.

        Following the spin-off, we and Wyndham Destinations will operate independently, and neither company will have any ownership interest in the other. Before the spin-off, we will enter into a Separation and Distribution Agreement and several other agreements with Wyndham Destinations related to the spin-off. These agreements will govern the relationship between us and Wyndham Destinations after completion of the spin-off and provide for the allocation between us and Wyndham Destinations of various assets, liabilities, rights and obligations. The following is a summary of the terms of the material agreements we expect to enter into with Wyndham Worldwide. The summary is qualified in its entirety by reference to the full text of the forms of the applicable agreements, which are filed as exhibits to the registration statement of which this information statement forms a part.

Separation and Distribution Agreement

        We intend to enter into a Separation and Distribution Agreement with Wyndham Destinations, Inc. prior to the distribution of shares of our common stock to Wyndham Worldwide stockholders. The Separation and Distribution Agreement will provide for the allocation of assets and liabilities between us and Wyndham Destinations and will establish certain rights and obligations between the parties following the distribution.

        Transfer of Assets and Assumption of Liabilities.    The Separation and Distribution Agreement will provide for those transfers of assets and assumptions of liabilities that are necessary in connection with our spin-off from Wyndham Worldwide so that each of Wyndham Destinations and Wyndham Hotels is allocated the assets necessary to operate its respective business and retains or assumes the liabilities allocated to it in accordance with the separation plan. The Separation and Distribution Agreement will also provide for the settlement or extinguishment of certain liabilities and other obligations among Wyndham Destinations and Wyndham Hotels. See "Unaudited Pro Forma Combined Financial Statements." In particular, the Separation and Distribution Agreement will provide that, subject to the terms and conditions contained in the Separation and Distribution Agreement:

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  "SpinCo assets" (as defined in the Separation and Distribution Agreement), including, but not limited to, the following will be retained by or transferred to Wyndham Hotels:

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  all of the equity interests of Wyndham Hotels;

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  any and all assets reflected on the audited combined balance sheet of the Wyndham Hotels & Resorts businesses included in this information statement;

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  any and all contracts primarily relating to the Wyndham Hotels & Resorts businesses; and

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    all rights in the "Wyndham" trademark and "The Registry Collection" trademark, and certain intellectual property related thereto.

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  "SpinCo liabilities" (as defined in the Separation and Distribution Agreement), including, but not limited to, the following will be retained by or transferred to Wyndham Hotels:

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  any and all liabilities (whether accrued, contingent or otherwise, and subject to certain exceptions) to the extent primarily related to, arising out of or resulting from (a) the operation or conduct of the Wyndham Hotels & Resorts businesses or (b) the SpinCo assets;

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  any and all liabilities (whether accrued, contingent or otherwise) relating to, arising out of or resulting from any form, registration statement, schedule or similar disclosure document filed or furnished with the SEC, to the extent such filing is either made by Wyndham Hotels or made by Wyndham Worldwide in connection with the spin-off, subject to each party's indemnification obligations under the Separation and Distribution Agreement with respect to any misstatement of or omission to state a material fact contained in any such filing to the extent the misstatement or omission is based upon information that was furnished by such party (see "—Release of Claims and Indemnification");

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  any and all liabilities relating to, arising out of, or resulting from any indebtedness of Wyndham Hotels or any indebtedness secured exclusively by any of the Wyndham Hotels assets; and

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  any and all liabilities (whether accrued, contingent or otherwise) reflected on the audited combined balance sheet of the Wyndham Hotels & Resorts businesses included in this information statement.

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  Wyndham Hotels will assume one-third and Wyndham Destinations will assume two-thirds of certain contingent and other corporate liabilities of Wyndham Worldwide, which we refer to in this information statement as "shared contingent liabilities," in each case incurred prior to the distribution, including liabilities of Wyndham Worldwide related to, arising out of or resulting from (i) certain terminated or divested businesses, (ii) certain general corporate matters of Wyndham Worldwide and (iii) any actions with respect to the separation plan or the distribution made or brought by any third party;

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  Wyndham Hotels will be entitled to receive one-third and Wyndham Destinations will be entitled to receive two-thirds of the proceeds (or, in certain cases, a portion thereof) from certain contingent and other corporate assets of Wyndham Worldwide, which we refer to in this information statement as "shared contingent assets," arising or accrued prior to the distribution, including assets of Wyndham Worldwide related to, arising from or involving (i) certain terminated or divested businesses and (ii) certain general corporate matters of Wyndham Worldwide;

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  In connection with the sale of Wyndham Worldwide's European vacation rental business, Wyndham Hotels will assume one-third and Wyndham Destinations will assume two-thirds of certain shared contingent liabilities and certain shared contingent assets. Such shared contingent assets and shared contingent liabilities will include: (a) any amounts paid or received by Wyndham Destinations in respect of any indemnification claims made in connection with such sale, (b) any losses actually incurred by Wyndham Destinations or Wyndham Hotels in connection with its provision of post-closing credit support to the European vacation rental business, in the form of an unsecured guarantee, letter of credit or otherwise, in a fixed amount to be determined, to ensure that the European vacation rental business meets the requirements of certain service providers and regulatory authorities, and (c) any tax assets or liabilities related to such sale;

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  Except as otherwise provided in the Separation and Distribution Agreement or any ancillary agreement, the corporate costs and expenses relating to the spin-off will first be paid from an escrow account to be established prior to completion of the spin-off on terms to be agreed upon by

    Wyndham Hotels and Wyndham Worldwide and, thereafter, to the extent the escrow account is not sufficient to satisfy such costs and expenses, be treated as shared contingent liabilities (as described above); and

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  All assets and liabilities of Wyndham Worldwide (whether accrued, contingent or otherwise) other than the SpinCo assets and SpinCo liabilities, subject to certain exceptions (including the shared contingent assets and shared contingent liabilities), will be retained by or transferred to Wyndham Destinations, except as set forth in the Separation and Distribution Agreement or one of the other agreements described below.

        The allocation of liabilities with respect to taxes, except for payroll taxes and reporting and other tax matters expressly covered by the Employee Matters Agreement, are solely covered by the Tax Matters Agreement.

        Information in this information statement with respect to the assets and liabilities of the parties following the separation is presented based on the allocation of such assets and liabilities pursuant to the Separation and Distribution Agreement, unless the context otherwise requires. Certain of the liabilities and obligations to be assumed by one party or for which one party will have an indemnification obligation under the Separation and Distribution Agreement and the other agreements relating to the separation are, and following the separation may continue to be, the legal or contractual liabilities or obligations of another party. Each such party that continues to be subject to such legal or contractual liability or obligation will rely on the applicable party that assumed the liability or obligation or the applicable party that undertook an indemnification obligation with respect to the liability or obligation, as applicable, under the Separation and Distribution Agreement, to satisfy the performance and payment obligations or indemnification obligations with respect to such legal or contractual liability or obligation.

        Net Proceeds Adjustment.    Prior to the distribution, Wyndham Hotels and Wyndham Worldwide will agree on a target amount for the net proceeds to be received by Wyndham Worldwide in connection with the sale of Wyndham Worldwide's European vacation rental business. Following the distribution, Wyndham Worldwide will prepare, and agree with Wyndham Hotels on, a statement setting forth the actual amount of net proceeds received by Wyndham Worldwide in connection with such sale, including pursuant to any post-closing purchase price adjustments. If the amount of actual net proceeds is greater than the target net proceeds amount, such excess will be a shared contingent asset; if it is less than the target net proceeds amount, such deficit will be a shared contingent liability.

        Net Indebtedness Adjustment.    Prior to the distribution, Wyndham Hotels and Wyndham Worldwide will agree on a target amount of indebtedness (net of cash) for Wyndham Hotels as of the distribution. Following the distribution, Wyndham Hotels will prepare, and agree with Wyndham Worldwide on, a statement setting forth the actual amount of net indebtedness of Wyndham Hotels as of the close of business on the distribution date. If the actual amount of net indebtedness as of the close of business on the distribution date is greater than the target net indebtedness amount, Wyndham Worldwide will pay the difference to Wyndham Hotels; if it is less than the target net indebtedness amount, Wyndham Hotels will pay the difference to Wyndham Worldwide.

        Cash Balances.    In connection with the transfer from Wyndham Worldwide to Wyndham Hotels of certain liabilities as part of the internal reorganization, Wyndham Worldwide is also transferring approximately $68 million (with the exact amount to be determined as of the distribution date) in cash to Wyndham Hotels & Resorts, Inc. prior to completion of the spin-off. Also prior to the completion of the spin-off, Wyndham Hotels will use commercially reasonable efforts to distribute or otherwise transfer to a bank account of Wyndham Worldwide the amount of cash and cash equivalents in excess of the sum of such amount of transferred cash plus the amount of certain cash proceeds from the Notes offering and the borrowings under the Credit Facilities. Such distributed cash will constitute "boot" that is subject to the applicable requirements set forth in the Separation and Distribution Agreement.

        Further Assurances.    To the extent that any transfers of assets or assumptions of liabilities contemplated by the Separation and Distribution Agreement have not been consummated on or prior to the date of the distribution, the parties will agree to cooperate with each other and use commercially reasonable efforts to effect such transfers or assumptions as promptly as practicable following the date of the distribution. In addition, each of the parties will agree to cooperate with each other and use commercially reasonable efforts to take or to cause to be taken all actions, and to do, or to cause to be done, all things reasonably necessary under applicable law or contractual obligations to consummate and make effective the transactions contemplated by the Separation and Distribution Agreement and the ancillary agreements.

        Representations and Warranties.    In general, neither we nor Wyndham Destinations will make any representations or warranties regarding any assets or liabilities transferred or assumed, any consents or approvals that may be required in connection with such transfers or assumptions, the value or freedom from any lien or other security interest of any assets transferred, the absence of any defenses relating to any claim of either party or the legal sufficiency of any conveyance documents, or any other matters. Except as expressly set forth in the Separation and Distribution Agreement or in any ancillary agreement, all assets will be transferred on an "as is, where is" basis.

        The Distribution.    The Separation and Distribution Agreement will govern certain rights and obligations of the parties regarding the proposed distribution and certain actions that must occur prior to the proposed distribution, such as the election of officers and Directors and the adoption of our amended and restated certificate of incorporation and amended and restated by-laws. Prior to the distribution, we will deliver all the issued and outstanding shares of our common stock to the distribution agent. Following the distribution date, the distribution agent will electronically deliver the shares of our common stock to Wyndham Worldwide stockholders based on each holder of Wyndham Worldwide common stock receiving one share of Wyndham Hotels common stock for each share of Wyndham Worldwide common stock. The Wyndham Worldwide board of directors will have the sole and absolute discretion to determine (and change) the terms of, and whether to proceed with, the distribution and, to the extent it determines to so proceed, to determine the date of the distribution.

        Conditions.    The Separation and Distribution Agreement will provide that the distribution is subject to the satisfaction or waiver of certain conditions. For further information regarding these conditions, see "The Spin-Off—Conditions to the Distribution." The Wyndham Worldwide board of directors may, in its sole discretion, determine the distribution date and the terms of the distribution and, until the distribution has occurred, the Wyndham Worldwide board of directors has the right to not proceed with the distribution, even if all of the conditions are satisfied.

        Termination.    The Separation and Distribution Agreement will provide that it may be terminated by Wyndham Worldwide at any time in its sole discretion prior to the date of the distribution.

        Intercompany Accounts.    The Separation and Distribution Agreement will provide that, subject to any provisions in the Separation and Distribution Agreement or any ancillary agreement to the contrary, prior to the distribution, intercompany accounts will be settled as will be set forth in the Separation and Distribution Agreement.

        Release of Claims and Indemnification.    We and Wyndham Destinations will agree to broad releases pursuant to which we will each release the other and certain related persons specified in the Separation and Distribution Agreement from any claims against any of them that arise out of or relate to events, circumstances or actions occurring or failing to occur or alleged to occur or to have failed to occur or any conditions existing or alleged to exist at or prior to the time of the distribution. These releases will be subject to certain exceptions set forth in the Separation and Distribution Agreement and the ancillary agreements.

        The Separation and Distribution Agreement will provide for cross-indemnities that, except as otherwise provided in the Separation and Distribution Agreement, are principally designed to place financial responsibility for the obligations and liabilities of our business with us, and financial responsibility for the obligations and liabilities of Wyndham Destinations' business with Wyndham Destinations. Specifically, each party will, and will cause its subsidiaries to, indemnify, defend and hold harmless the other party, its affiliates and subsidiaries and each of its and their respective officers, directors, employees and agents for any losses arising out of, by reason of or otherwise in connection with:

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  the liabilities each such party assumed or retained pursuant to the Separation and Distribution Agreement;

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  any misstatement of or omission to state a material fact contained in any party's public filings, only to the extent the misstatement or omission is based upon information that was furnished by the indemnifying party (or incorporated by reference from a filing of such indemnifying party) and then only to the extent the statement or omission was made or occurred after the separation; and

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  any breach by such party of the Separation and Distribution Agreement or any ancillary agreement unless such ancillary agreement expressly provides for separate indemnification therein, in which case any such indemnification claims will be made thereunder.

        The amount of each party's indemnification obligations will be subject to reduction by any insurance proceeds received by the party being indemnified. The Separation and Distribution Agreement will also specify procedures with respect to claims subject to indemnification and related matters. Indemnification with respect to taxes will be governed solely by the Tax Matters Agreement.

        Insurance.    The Separation and Distribution Agreement will provide for the allocation among the parties of benefits under existing insurance policies for occurrences prior to the distribution and sets forth procedures for the administration of insured claims. The Separation and Distribution Agreement will allocate among the parties the right to proceeds and the obligation to incur deductibles under certain insurance policies. In addition, the Separation and Distribution Agreement provides that Wyndham Destinations will obtain, subject to the terms of the agreement, certain directors and officers liability insurance policies, fiduciary liability insurance policies and errors and omissions and cyber liability insurance policies to apply against certain pre-separation claims, if any.

        Dispute Resolution.    In the event of any dispute arising out of the Separation and Distribution Agreement, the general counsels of the parties, and/or such other representatives as the parties designate, will negotiate to resolve any disputes among such parties. If the parties are unable to resolve the dispute in this manner within a specified period of time, as set forth in the Separation and Distribution Agreement, then unless agreed otherwise by the parties, the dispute will be resolved through binding arbitration.

        Other Matters Governed by the Separation and Distribution Agreement.    Other matters governed by the Separation and Distribution Agreement will include access to financial and other information, confidentiality, access to and provision of records and treatment of outstanding guarantees and similar credit support.

Employee Matters Agreement

        We intend to enter into an Employee Matters Agreement with Wyndham Destinations, Inc. that will govern the respective rights, responsibilities and obligations of Wyndham Destinations and us after the spin-off. The Employee Matters Agreement will address the allocation of employees between Wyndham Destinations and us, defined benefit pension plans, qualified defined contribution plans, non-qualified deferred compensation plans, employee health and welfare benefit plans, incentive plans, equity-based awards, collective bargaining agreements and other employment, compensation and benefits-related matters. The Employee Matters Agreement will provide for, among other things, the allocation and treatment of assets and liabilities related to incentive plans, retirement plans and employee health and welfare benefit plans in which transferred employees participated prior to the spin-off. The Employee Matters Agreement will also provide for the treatment of Wyndham Worldwide Corporation's outstanding equity-based awards in connection with the spin-off. After the spin-off, our employees will no longer participate in Wyndham Worldwide's plans or programs (other than continued participation in employee health and welfare benefit plans for a limited period of time following the spin-off in conjunction with the Transition Services Agreement described below), and we will establish plans or programs for our employees as described in the Employee Matters Agreement. We will also establish or maintain plans and programs outside of the United States as may be required under applicable law or pursuant to the Employee Matters Agreement.

Tax Matters Agreement

        We intend to enter into a Tax Matters Agreement with Wyndham Destinations, Inc. that will govern the respective rights, responsibilities and obligations of Wyndham Destinations and us after the spin-off with respect to tax liabilities and benefits, tax attributes, tax contests and other tax sharing regarding U.S. federal, state, local and foreign income taxes, other tax matters and related tax returns. As a subsidiary of Wyndham Worldwide, we have (and will continue to have following the spin-off) joint and several liability with Wyndham Worldwide to the IRS for the combined U.S. federal income taxes of the Wyndham Worldwide consolidated group relating to the taxable periods in which we were part of that group. In general, the Tax Matters Agreement will specify that Wyndham Hotels will bear one-third, and Wyndham Destinations two-thirds, of this tax liability, and Wyndham Destinations will agree to indemnify us against any amounts for which we are not responsible including subject to the next sentence. The Tax Matters Agreement will also provide special rules for allocating tax liabilities in the event that the spin-off is not tax-free. In general, if a party's actions cause the spin-off not to be tax-free, that party will be responsible for the payment of any resulting tax liabilities (and will indemnify the other party with respect thereto). The Tax Matters Agreement will provide for certain covenants that may restrict our ability to pursue strategic or other transactions that otherwise could maximize the value of our business. Although valid as between the parties, the Tax Matters Agreement will not be binding on the IRS.

Transition Services Agreement

        We intend to enter into a Transition Services Agreement with Wyndham Destinations, Inc. under which Wyndham Destinations will provide us with certain services, and we will provide Wyndham Destinations with certain services, for a limited time to help ensure an orderly transition following the distribution.

        We anticipate that the services that Wyndham Destinations will agree to provide us under the Transition Services Agreement and that we will provide Wyndham Destinations will include certain finance, information technology, human resources, payroll, tax and other services. We will pay Wyndham Destinations for any such services used at agreed amounts as set forth in the Transition Services Agreement. In addition, from time to time during the term of the agreement, we and Wyndham Destinations may mutually agree on additional services to be provided.

        The services provided under the Transition Services Agreement will, generally, be provided for a term of up to 24 months following the distribution. Each party may terminate any transition services upon prior notice to the other party, generally with notice 45 days in advance of the desired termination date, and will generally be responsible for any costs incurred by the non-terminating party as a result of such termination. Each party also has the right to terminate the agreement if the other party breaches any of its obligations under the agreement, subject to providing notice and opportunity to cure, solely with respect to service or services impacted by the breach.

        The transition services will be provided in a manner, and at a level of service, substantially similar to the manner and at the level of service with which the services were provided during the 12-month period prior to the distribution. The charge for these services will, generally, be intended to allow the parties to recover all of their direct and indirect costs incurred in connection with providing those services.

        The Transition Services Agreement generally provides that each party will bear its own risks with respect to the receipt and provision of the transition services, with limited exceptions for items such as the other party's gross negligence or willful misconduct.

License, Development and Noncompetition Agreement

        In connection with the spin-off, we intend to enter into a license, development and noncompetition agreement with Wyndham Destinations granting Wyndham Destinations the right to use the "Wyndham" trademark, "The Registry Collection" and certain other trademarks and intellectual property, in their business, which shall be exclusive for the vacation ownership, vacation rental (in the United States, Canada, Mexico and the Caribbean) and vacation ownership exchange businesses, with certain limited exceptions. This agreement will have a term of 100 years with an option for Wyndham Destinations to extend the term for an additional 30 years. Wyndham Destinations will pay us certain royalties and other fees under this agreement.

        In addition to granting to Wyndham Destinations the right to use the "Wyndham" trademark, "The Registry Collection" trademark and certain other trademarks and intellectual property, the license, development and noncompetition agreement will govern (i) arrangements between Wyndham Destinations and us with respect to the development of new projects; and (ii) non-compete obligations of Wyndham Destinations and us. These non-compete obligations restrict each of Wyndham Hotels and Wyndham Destinations from competing with the other party's business (subject to customary carve-outs) for the first 25 years of the term of the license, development and noncompetition agreement, and Wyndham Destinations may extend the term of these non-compete obligations for an additional 10-year term if it achieves a certain sales target in the last full calendar year of the initial 25-year term. If Wyndham Hotels or Wyndham Destinations acquires a business that competes with the other party's businesses, Wyndham Hotels or Wyndham Destinations, respectively, must offer the other party the right to acquire such competing business upon and subject to the terms and conditions set forth in the license, development and noncompetition agreement. Additionally, if either Wyndham Hotels or Wyndham Destinations engages in a project that has a component that competes with the other party's businesses, Wyndham Hotels or Wyndham Destinations, respectively, must use commercially reasonable efforts to include the other party in such project, subject to the terms and conditions set forth in the license, development and noncompetition agreement.

        Under our existing license arrangements with Wyndham Worldwide, we license the "Wyndham" trademark and certain other trademarks to subsidiaries of Wyndham Worldwide for use outside the Wyndham Hotels & Resorts businesses and receive an annual royalty based on a percentage of revenue for rights to operate under these trademarks. For the years ended December 31, 2017 and 2016, we received from Wyndham Worldwide license and other fees of $75 million and $65 million, respectively.

Real Estate Agreements

        Our owned real property and leased space will be allocated to Wyndham Destinations or us, as the case may be, in a manner that is consistent with the different business uses and needs of Wyndham Destinations and us. To the extent the desired allocation is not legally possible, owned property or leased space needs to be shared by Wyndham Destinations and us or services will be provided by one of the companies to the other in respect of any owned property or leased space, we will enter into agreements with Wyndham Destinations governing the respective parties' rights and obligations with respect to any such shared space or services provided.

Mixed-Use Site Management Agreements

        We intend to enter into one or more management agreements with Wyndham Worldwide pertaining to certain mixed-use properties that will be effective prior to or following completion of the spin-off. Pursuant to these agreements we will provide site-level services, such as guest check-in, for the timeshare accommodations at the Wyndham Clearwater Beach Resort, the Wyndham Grand Rio Mar Beach Resort and Spa and the Wyndham Grand Chicago Riverfront as well as the management of certain food and beverage facilities at Wyndham Grand Rio Mar Beach Resort and Spa.

Indemnification Agreements

        We intend to enter into indemnification agreements with our Directors and executive officers that will be effective upon completion of the spin-off. These agreements will require us to indemnify these individuals to the fullest extent permitted by Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

        There is currently no pending material litigation or proceeding involving any of our Directors, officers or employees for which indemnification is sought.

Wyndham Hotels 2018 Equity and Incentive Plan

        We intend to adopt the Equity Plan effective prior to and in connection with the spin-off. The Equity Plan will provide for grants of, among other things, stock options, restricted stock and performance awards. Our Directors, officers and other employees and persons who engage in services for us will be eligible for grants under the Equity Plan. The purpose of the Equity Plan is to provide these individuals with incentives to maximize stockholder value and otherwise contribute to our success and to enable us to attract, retain and reward the best available persons for positions of responsibility. 10,000,000 shares of our common stock will be authorized for issuance under the Equity Plan, subject to adjustment in the event of a reorganization, stock split, merger or similar change in our corporate structure or the outstanding shares of common stock. The number of shares that will remain available for issuance or use is expected to be reduced by the number of incentive equity grants to be made in connection with the spin-off. Our compensation committee will administer the Equity Plan. Our Board of Directors also has the authority to administer the Equity Plan and to take all actions that our compensation committee is otherwise authorized to take under the Equity Plan. The terms and conditions of each award made under the Equity Plan, including vesting requirements, will be set forth consistent with the Equity Plan in a written agreement with the grantee.

Issuance and Grant of Wyndham Hotels Common Stock to Certain Related Persons

        Upon consummation of the spin-off, outstanding performance-vesting Wyndham Worldwide Corporation equity awards held by our named executive officers will fully time vest, without pro-ration, and performance vest based on actual performance determined as of the spin-off and will be settled in both Wyndham Worldwide common stock and our common stock; and named executive officers holding outstanding time-vesting Wyndham Worldwide Corporation equity awards will retain such Wyndham Worldwide Corporation equity awards and receive an equal number of time-vesting equity awards covering shares of our common stock. We expect that up to 1.4 million shares of Wyndham Hotels common stock will be issued pursuant to equity awards vesting in connection with the spin-off. Pursuant to the vesting of such equity awards, Geoffrey A. Ballotti will receive 89,979 shares of Wyndham Hotels common stock, David B. Wyshner will receive 34,226 shares of Wyndham Hotels common stock, Thomas H. Barber will receive 9,803 shares of Wyndham Hotels common stock, Mary R. Falvey will receive 58,282 shares of Wyndham Hotels common stock and Robert D. Loewen will receive 9,451 shares of Wyndham Hotels common stock.

        Additionally, in connection with the spin-off, on March 1, 2018, the Wyndham Worldwide board of directors awarded, in the aggregate, 35,352 restricted stock units with respect to Wyndham Worldwide common stock to our named executive officers, in order to encourage continued employment with Wyndham Hotels after consummation of the spin-off. Pursuant to the Employee Matters Agreement, upon completion of the spin-off, our named executive officers will retain these Wyndham Worldwide Corporation restricted stock units and receive an equal number of restricted stock units with respect to Wyndham Hotels common stock, totaling 35,352 in the aggregate. These restricted stock units are expected to fully vest at the earlier of 30 days after the first anniversary of the consummation of the spin-off or December 31, 2019, subject to certain customary conditions, and are not subject to acceleration in connection with the spin-off. Pursuant to these restricted stock units, Geoffrey A. Ballotti will receive 12,109 shares of Wyndham Hotels common stock, David B. Wyshner will receive 12,109 shares of Wyndham Hotels common stock, Thomas H. Barber will receive 1,729 shares of Wyndham Hotels common stock, Mary R. Falvey will receive 7,784 shares of Wyndham Hotels common stock and Robert D. Loewen will receive 1,621 shares of Wyndham Hotels common stock.

Debt Due to Parent

        Wyndham Hotels had outstanding borrowings from the Parent of $184 million and $174 million as of December 31, 2017 and 2016, respectively. See Note 11 to our audited Combined Financial Statements included herein for a discussion of the debt due to Parent.

Statement of Policy Regarding Transactions with Related Persons

        Following the completion of the spin-off, our Board of Directors will follow a number of procedures to review related party transactions. We intend to adopt and maintain a written Related Person Transaction Policy that requires the Board of Directors' approval of related party transactions exceeding $120,000. This policy will provide that the Board of Directors will consider the relevant facts and circumstances available when reviewing a related party transaction, including whether the terms of the transaction are no less favorable than terms generally available in unaffiliated transactions under like circumstances.

        In addition, our Code of Business Conduct and Ethics for Directors, the Business Principles applicable to all our employees and Related Person Transaction Policy will require that all of our employees and Directors inform the Company of any material transaction or relationship that comes to their attention that could reasonably be expected to create a conflict of interest. Further, at least annually, each Director and executive officer will complete a detailed questionnaire that asks questions about any business relationship that may give rise to a conflict of interest and all transactions in which we are involved and in which the executive officer, a Director or a related person has a direct or indirect material interest.

 DESCRIPTION OF CERTAIN INDEBTEDNESS

        From and after the spin-off, Wyndham Worldwide and Wyndham Hotels will, in general, each be responsible for the debts, liabilities, rights and obligations related to the business or businesses that it owns and operates following consummation of the spin-off. See "Certain Relationships and Related Party Transactions—Agreements with Wyndham Worldwide Related to the Spin-Off."

Financing Transactions in Connection with the Spin-Off and the La Quinta Acquisition

        In April 2018, Wyndham Hotels & Resorts, Inc. issued $500 million aggregate principal amount of 5.375% Notes due 2026 at par. In connection with the La Quinta acquisition, Wyndham Hotels & Resorts, Inc. also expects to enter into a Credit Agreement (the "Credit Agreement"), which is expected to provide for a Term Loan Credit Facility of $1,600 million and a Revolving Credit Facility of $750 million. The definitive documents governing the Credit Facilities have not yet been finalized. As a result, the terms described below are subject to change and such changes may be material.

        We intend to use the proceeds from the Notes offering and borrowings under the Credit Facilities to finance the cash consideration for the La Quinta acquisition, to pay related fees and expenses and for general corporate purposes.

The Notes

        In April 2018, Wyndham Hotels & Resorts, Inc. issued $500 million aggregate principal amount of senior unsecured notes due 2026 in a private offering at par. The Notes are guaranteed by Wyndham Worldwide Corporation on a senior unsecured basis and, immediately prior to the consummation of the spin-off, Wyndham Worldwide Corporation's guarantee of the Notes will be released. Substantially concurrently with Wyndham Hotels & Resorts, Inc.'s entry into the Credit Facilities and thereafter, the Notes will be guaranteed jointly and severally on a senior unsecured basis by certain of its existing and future wholly owned domestic subsidiaries that will guarantee the Credit Facilities (the "Subsidiary Guarantors"). The terms of the Notes are governed by a base indenture, dated April 13, 2018 (the "Base Indenture"), by and among Wyndham Hotels & Resorts, Inc., Wyndham Worldwide Corporation, as guarantor, and U.S. Bank National Association, as trustee (the "Trustee"), as supplemented and amended by the first supplemental indenture thereto, dated April 13, 2018 (the "Supplemental Indenture" and, together with the Base Indenture, the "Indenture"), by and between Wyndham Hotels & Resorts, Inc. and the Trustee.

        The Notes bear interest at a rate of 5.375% per year, payable semi-annually in arrears on October 15 and April 15 of each year, commencing October 15, 2018. The Notes will mature on April 15, 2026. If Wyndham Hotels & Resorts, Inc. experiences a Change of Control Triggering Event (as defined in the Indenture), Wyndham Worldwide is required to offer to repurchase the Notes at a price of 101% of their principal amount plus accrued and unpaid interest, if any, to the date of repurchase.

        Wyndham Hotels & Resorts, Inc. may, at its option, redeem the Notes, in whole or in part, prior to April 15, 2021 at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes redeemed; and (ii) the "make-whole" redemption price described in the Indenture, plus in each case accrued and unpaid interest, if any, on the Notes redeemed to, but excluding the date of redemption. Additionally, any time prior to April 15, 2021, Wyndham Hotels & Resorts, Inc. may, at its option, redeem up to 40% of the aggregate principal amount of the Notes with the net proceeds of certain equity offerings at a redemption price of 105.375% plus accrued and unpaid interest, if any, on the Notes redeemed to, but excluding, the redemption date. On or after April 15, 2021, Wyndham Hotels & Resorts, Inc. may, at its option, redeem the Notes, in whole or in part, at the redemption prices (expressed as a percentage of the principal amount) set forth in the Indenture.

        Although the Notes offering was not contingent upon the consummation of the La Quinta acquisition, the Notes are subject to a special mandatory redemption at 100% of their aggregate principal amount, plus accrued and unpaid interest, to, but not including, the redemption date, if the La Quinta acquisition is not consummated on or prior to July 17, 2018 (as such date may be extended under the terms of the Merger Agreement).

        The Indenture contains provisions for events of default and covenants that limit, among other things, our ability and that of certain of our subsidiaries to create liens on certain assets, enter into sale and leaseback transactions, and merge, consolidate or sell all or substantially all of our assets. These covenants are subject to a number of important exceptions and qualifications.

        The summaries of the Notes, the Base Indenture and the Supplemental Indenture are qualified in their entireties by reference to the full text of the Notes, the Base Indenture and the Supplemental Indenture, which are filed as exhibits to the registration statement of which this information statement forms a part.

$2.35 Billion Senior Secured Credit Facilities

        The Company has arranged for commitments for $2.35 billion of senior secured credit facilities, to be put in place as of the closing of the acquisition of La Quinta. The Credit Facilities are secured and consist of a five-year $750 million Revolving Credit Facility and a seven-year $1.6 billion Term Loan Facility. The Credit Facilities bear interest at LIBOR plus 175 basis points on outstanding borrowings, but the interest rates for the Revolving Facility are subject to a pricing grid and bear interest between LIBOR plus 150 basis points and LIBOR plus 200 basis points depending on the Company's senior secured leverage ratio. The Revolving Credit Facility is also subject to a fee of 20 basis points per annum based on total unused capacity.

        Our Revolving Credit Facility will be subject to maximum first lien net leverage ratio not to exceed 5.00 to 1.0 as of the measurement date. The consolidated leverage ratio is calculated by dividing consolidated first lien indebtedness (as defined in the Credit Agreement) net of consolidated unrestricted cash as of the measurement date by consolidated EBITDA, in each case, as measured on a trailing 4-fiscal quarter basis preceding the measurement date. Covenants in the Credit Facilities include, among others, limitations on indebtedness; liens; mergers, consolidations, liquidations and dissolutions; dispositions, restricted debt payments, restricted payments and transactions with affiliates. Events of default in these Credit Facilities include, among others, failure to pay interest, principal and fees when due; breach of a covenant or warranty; acceleration of or failure to pay other debt in excess of a threshold amount; unpaid judgments in excess of a threshold amount, insolvency matters; and a change of control.

 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        As of the date of this information statement, all of the outstanding shares of our common stock are indirectly beneficially owned by Wyndham Worldwide. After the spin-off, Wyndham Worldwide, which will then be known as Wyndham Destinations, will not own any shares of our common stock. The percentage values are based on 99,782,991 shares of our common stock outstanding as of March 31, 2018 except as noted in footnote (a).

        The following tables provide information with respect to the anticipated beneficial ownership of our common stock by:

  •
  each of our stockholders who we believe (based on the assumptions described below) will beneficially own more than 5% of our outstanding common stock;

  •
  each of our Directors and nominees;

  •
  each of our executive officers; and

  •
  all of our Directors and executive officers following the spin-off as a group.

        To the extent our Directors and executive officers own Wyndham Worldwide common stock at the record date of the spin-off, they will participate in the distribution on the same terms as other holders of Wyndham Worldwide common stock.

        Except as otherwise noted in the footnotes below, each person or entity identified in the tables below has sole voting and investment power with respect to the securities owned by such person or entity. Beneficial ownership is determined in accordance with the rules of the SEC. Unless otherwise indicated, the address of each Director and executive officer is 22 Sylvan Way, Parsippany, New Jersey 07054.

        Immediately following the spin-off, we estimate that approximately 100 million shares of our common stock will be issued and outstanding, based on the number of shares of Wyndham Worldwide common stock expected to be outstanding as of the record date and based on each holder of Wyndham Worldwide common stock receiving one share of Wyndham Hotels common stock for each share of Wyndham

Worldwide common stock. The actual number of shares of our common stock outstanding following the spin-off will be determined on                    , 2018, the record date.

Name	Shares of Common Stock Beneficially Owned		Percentage of Class

The Vanguard Group	10,061,668	(a)	10.08%
FMR LLC	7,213,600	(b)	7.23%
Capital Research Global Investors	6,620,829	(c)	6.64%
BlackRock, Inc.	6,536,067	(d)	6.55%
Geoffrey A. Ballotti	117,843	(e)	*
Thomas H. Barber	—	(e)	*
Myra J. Biblowit	65,774	(e)(f)	*
James E. Buckman	59,657	(e)(f)(g)	*
Paul F. Cash	2,361	(e)	*
Bruce B. Churchill	—		*
Mukul V. Deoras	—		*
Mary R. Falvey	75,790	(e)	*
Barry S. Goldstein	1,958	(e)	*
Stephen P. Holmes	1,204,805	(e)(h)(i)	1.21%
Robert D. Loewen	3,930	(e)	*
The Right Honourable Brian Mulroney	82,158	(e)(f)(g)	*
Pauline D.E. Richards	53,825	(e)(f)	*
Scott R. Strickland	387	(e)	*
David B. Wyshner	588	(e)	*
All Directors and executive officers as a group (13 persons)	1,669,076	(j)	1.67%

*
Amount represents less than 1% of outstanding common stock.

(a)
We have been informed by Amendment No. 10 to a report on Schedule 13G filed with the SEC on March 12, 2018 by The Vanguard Group that The Vanguard Group beneficially owns, as of February 28, 2018, 10,061,668 shares of our common stock with sole voting power over 143,347 shares, shared voting power over 28,710 shares, sole dispositive power over 9,902,366 shares and shared dispositive power over 159,302 shares. The principal business address for The Vanguard Group is 100 Vanguard Boulevard, Malvern, Pennsylvania 19355.

(b)
We have been informed by a report on Schedule 13G filed with the SEC on February 13, 2018 by FMR LLC and certain of its subsidiaries and affiliates, and other companies named in such report that FMR LLC beneficially owns 7,213,600 shares of our common stock with sole voting power over 543,137 shares, shared voting power over no shares, sole dispositive power over 7,213,600 shares and shared dispositive power over no shares. The principal business address for FMR LLC is 245 Summer Street, Boston, MA 02210.

(c)
We have been informed by Amendment No. 3 to a report on Schedule 13G filed with the SEC on February 14, 2018 by Capital Research Global Investors that Capital Research Global Investors beneficially owns 6,620,829 shares of our common stock with sole voting power over 6,620,829 shares, shared voting power over no shares, sole dispositive power over 6,620,829 shares and shared dispositive power over no shares. The principal business address for Capital Research Global Investors is 333 South Hope Street, Los Angeles, California 90071.

(d)
We have been informed by Amendment No. 5 to a report on Schedule 13G filed with the SEC on January 23, 2018 by BlackRock, Inc. and affiliates named in such report that BlackRock, Inc. beneficially owns 6,536,067 shares of our common stock with sole voting power over 5,633,220 shares, shared voting power over no shares, sole dispositive power over 6,536,067 shares and shared dispositive power over no shares. The principal business address for BlackRock, Inc. is 55 East 52nd Street, New York, New York 10055.

(e)
Excludes shares of our common stock issuable upon vesting of time-vesting RSUs after 60 days from March 31, 2018 as follows: Mr. Ballotti, 65,130; Mr. Barber, 9,585; Ms. Biblowit, 2,304; Mr. Buckman, 2,304; Mr. Cash, 6,584; Ms. Falvey, 42,093; Mr. Goldstein, 5,077; Mr. Holmes, 84,649; Mr. Loewen, 8,638; Mr. Mulroney, 2,304; Ms. Richards, 2,304; Mr. Strickland, 2,245; and Mr. Wyshner, 46,335. Excludes PVRSUs granted in 2016 and 2017 which vest, if at all, after 60 days from March 31, 2018 as follows: Mr. Ballotti, 36,958; Mr. Barber, 1,947; Mr. Cash, 1,846; Ms. Falvey, 23,973; Mr. Holmes, 227,901; and Mr. Loewen, 2,434.

(f)
Includes shares of our common stock issuable for DSUs within 60 days of March 31, 2018 as follows: Ms. Biblowit, 57,850; Mr. Buckman, 52,659; Mr. Mulroney, 77,741; and Ms. Richards, 41,994.

(g)
Includes 3,220 shares held in Mr. Buckman's Individual Retirement Account. Includes 4,417 shares held by holding company of which Mr. Mulroney is the sole owner.

(h)
Includes 84,021 shares of our common stock which Mr. Holmes has the right to acquire through the exercise of stock-settled stock appreciation rights ("SSARs") within 60 days of March 31, 2018.

(i)
Excludes 98,263 shares of our common stock underlying SSARs held by Mr. Holmes which are not currently exercisable and are not scheduled to vest within 60 days of March 31, 2018.

(j)
Includes or excludes, as the case may be, shares of common stock as indicated in the preceding footnotes.

 DESCRIPTION OF CAPITAL STOCK

        Our certificate of incorporation and by-laws will be amended and restated prior to the consummation of the spin-off. The following description of certain terms of our common stock as it will be in effect upon completion of the spin-off is a summary and is qualified in its entirety by reference to our amended and restated certificate of incorporation and our amended and restated by-laws. The certificate of incorporation and bylaws, each in a form expected to be in effect at the time of the distribution, are included as exhibits to the registration statement on Form 10, of which this information statement forms a part. See "Where You Can Find More Information."

        Under "Description of Capital Stock," "we," "us," "our" and "our company" refer to Wyndham Hotels & Resorts, Inc. and not to any of its subsidiaries.

Authorized Capital Stock

        Prior to the distribution date, our Board of Directors and Wyndham Worldwide, as our sole stockholder, will approve and adopt amended and restated versions of our certificate of incorporation and by-laws. Under our amended and restated certificate of incorporation, authorized capital stock will consist of 600 million shares of our common stock, par value $0.01 per share, and 100 million shares of our preferred stock, par value $0.01 per share.

Common Stock

        We estimate that approximately 100 million shares of our common stock will be issued and outstanding immediately after the spin-off, based on the number of shares of Wyndham Worldwide common stock that we expect will be outstanding as of the record date. The actual number of shares of our common stock outstanding following the spin-off will be determined on                    , 2018, the record date.

        Dividends.    Subject to prior dividend rights of the holders of any preferred shares, holders of shares of our common stock are entitled to receive dividends when, as and if declared by our Board of Directors out of funds legally available for that purpose. We are incorporated in Delaware and are governed by Delaware law. Delaware law allows a corporation to pay dividends only out of surplus, as determined under Delaware law, or, if no such surplus exists, out of the corporation's net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year (provided that such payment will not reduce capital below the amount of capital represented by all classes of shares having a preference upon the distribution of assets).

        Voting Rights.    Each share of common stock is entitled to one vote on all matters submitted to a vote of stockholders. Holders of shares of our common stock do not have cumulative voting rights. In other words, a holder of a single share of common stock cannot cast more than one vote for each position to be filled on our Board of Directors. A consequence of not having cumulative voting rights is that the holders of a majority of the shares of common stock entitled to vote in the election of Directors can elect all Directors standing for election, which means that the holders of the remaining shares will not be able to elect any Directors.

        Liquidation Rights.    In the event of any liquidation, dissolution or winding up of our company, after the satisfaction in full of the liquidation preferences of holders of any preferred shares, holders of shares of our common stock are entitled to ratable distribution of the remaining assets available for distribution to stockholders. The shares of our common stock are not subject to redemption by operation of a sinking fund or otherwise. Holders of shares of our common stock are not currently entitled to pre-emptive rights.

        Fully Paid.    All of our outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock we will issue in connection with the spin-off will also be fully paid and nonassessable. The holders of our common stock have no preemptive rights and no rights to convert their common stock into any other securities, and our common stock will not be subject to any redemption or sinking fund provisions.

Preferred Stock

        We are authorized to issue up to 100 million shares of preferred stock, par value $0.01 per share. No shares of our preferred stock were issued and outstanding as of March 31, 2018, and no shares of preferred stock will be issued or outstanding at the time of the completion of the spin-off.

        Our Board of Directors, without further action by the holders of our common stock, may issue shares of our preferred stock. Our Board of Directors is vested with the authority to fix by resolution the designations, preferences and relative, participating, optional or other special rights, and such qualifications, limitations or restrictions thereof, including, without limitation, redemption rights, dividend rights, liquidation preference and conversion or exchange rights of any class or series of preferred stock, and to fix the number of classes or series of preferred stock, the number of shares constituting any such class or series and the voting powers for each class or series.

        The authority possessed by our Board of Directors to issue preferred stock could potentially be used to discourage attempts by third-parties to obtain control of our company through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult or more costly. Our Board of Directors may issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of common stock. There are no current agreements or understandings with respect to the issuance of preferred stock and our Board of Directors has no present intention to issue any shares of preferred stock.

Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation, Amended and Restated By-laws and Delaware Law

        Our amended and restated certificate of incorporation, our amended and restated by-laws and Delaware statutory law contain provisions that may impact the prospect of an acquisition of our company by means of a tender offer or a proxy contest. These provisions may discourage coercive takeover practices and inadequate takeover bids. We believe that the benefits of such increased protection would give us the potential ability to negotiate with the proponent of an unsolicited proposal to acquire or restructure us and outweigh the disadvantages of discouraging those proposals because negotiation of the proposals could result in an improvement of their terms.

Election and Removal of Directors

        Upon completion of the spin-off, our Board of Directors will initially be divided into three classes, with the classes as nearly equal in number as possible. The Directors designated as Class I Directors will have terms expiring at the first annual meeting of stockholders following the distribution, which we expect to hold in 2019. The Directors designated as Class II Directors will have terms expiring at the following year's annual meeting of stockholders, which we expect to hold in 2020, and the Directors designated as Class III Directors will have terms expiring at the following year's annual meeting of stockholders, which we expect to hold in 2021. Commencing with the first annual meeting of stockholders following the distribution, Directors elected to succeed those Directors whose terms then expire shall be elected for a term of office to expire at the third annual meeting of stockholders. Beginning at the third annual meeting of the stockholders following the distribution, which we expect to hold in 2021, all of our Directors will stand for election each year for one-year terms, and our Board of Directors will therefore no longer be divided into three classes.

        In the case of an uncontested Director election at which a quorum is present, the election will be determined by a majority of the votes cast by the stockholders entitled to vote therein, with any Directors not receiving a majority of the votes cast required to tender their resignations following the certification of the stockholder vote. The Corporate Governance Committee will promptly consider the tendered resignation and will recommend to the Board of Directors whether to accept the tendered resignation or to take some other action, such as rejecting the tendered resignation and addressing the apparent underlying causes of the withheld votes. In making this recommendation, the Corporate Governance Committee will consider all factors deemed relevant by its members. In the case of a contested election, the election will be determined by a plurality of the votes cast by the stockholders entitled to vote in the election. Before the Board of Directors is fully declassified, it would take at least two elections of Directors for any individual or group to gain control of the Board of Directors. Furthermore, for so long as the Board of Directors is classified, our amended and restated certificate of incorporation will provide that our stockholders may remove its directors only for cause, by an affirmative vote of holders of at least 80% of our outstanding common stock. Following the third annual meeting of the stockholders following the distribution, which we expect to hold in 2021, our stockholders may remove our Directors with or without cause by an affirmative vote of at least 80% of our outstanding common stock. Accordingly, while the classified Board of Directors is in effect, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of Wyndham Hotels.

Size of Board and Vacancies

        Our amended and restated certificate of incorporation and amended and restated by-laws will provide that our Board of Directors may consist of no less than three and no more than 15 Directors. The number of Directors on our Board of Directors will be fixed exclusively by our Board of Directors, subject to the minimum and maximum number permitted by our amended and restated certificate of incorporation and amended and restated by-laws. Newly created directorships resulting from any increase in our authorized number of Directors will be filled by a majority of our Board of Directors then in office, provided that a majority of our entire Board of Directors, or a quorum, is present, and any vacancies in our Board of Directors resulting from death, resignation, retirement, disqualification, removal from office or other cause will be filled generally by the majority vote of our remaining Directors in office, even if less than a quorum is present.

Elimination of Stockholder Action by Written Consent

        Our amended and restated certificate of incorporation and amended and restated by-laws expressly eliminate the right of our stockholders to act by written consent. Stockholder action must take place at the annual or a special meeting of our stockholders.

Stockholder Meetings

        Under our amended and restated certificate of incorporation and amended and restated by-laws, only the chairman of our Board of Directors or our chief executive officer will be able to call special meetings of our stockholders.

Requirements for Advance Notification of Stockholder Nominations and Proposals

        Our amended and restated by-laws will establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as Directors other than nominations made by or at the direction of our Board of Directors or a committee of our Board of Directors.

Delaware Anti-takeover Law

        We are subject to Section 203 of the DGCL, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date such person becomes an interested stockholder, unless the business combination or the transaction in which such person becomes an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an

"interested stockholder" is a person that, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation's voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by our Board of Directors and the anti-takeover effect includes discouraging attempts that might result in a premium over the market price for the shares of our common stock.

No Cumulative Voting

        Our amended and restated certificate of incorporation and amended and restated by-laws do not provide for cumulative voting in the election of Directors.

Undesignated Preferred Stock

        The authorization in our amended and restated certificate of incorporation of undesignated preferred stock will make it possible for our Board of Directors to issue our preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. The provision in our amended and restated certificate of incorporation authorizing such preferred stock may have the effect of deferring hostile takeovers or delaying changes of control of our management.

Amendments to Our Amended and Restated Certificate of Incorporation, Amended and Restated By-laws and Supermajority Voting

        The DGCL provides generally that the affirmative vote of a majority of the outstanding stock entitled to vote on amendments to a corporation's certificate of incorporation or bylaws is required to approve such amendment, unless a corporation's certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our amended and restated certificate of incorporation and amended and restated by-laws will provide that the by-laws may be amended, altered, changed or repealed by a majority vote of our Board of Directors, provided that, in addition to any other vote otherwise required by law, the affirmative vote of at least 80% of the voting power of our outstanding shares of capital stock will be required to amend, alter, change or repeal our amended and restated by-laws. Additionally, the affirmative vote of at least 80% of the voting power of the outstanding shares of capital stock will be required to amend or repeal or to adopt any provision of our amended and restated certificate of incorporation inconsistent with certain specified provisions of our amended and restated certificate of incorporation, relating to the general powers of our Board of Directors, the number, classes and tenure of Directors, filling vacancies on our Board of Directors, removal of Directors, limitation of liability of Directors, indemnification of Directors and officers, special meetings of stockholders, stockholder action by written consent, the supermajority amendment provision of the by-laws and the supermajority amendment provision of the amended and restated certificate of incorporation. This requirement of a supermajority vote to approve amendments to our amended and restated certificate of incorporation and amended and restated by-laws could enable a minority of our stockholders to exercise veto power over any such amendments.

Exclusive Jurisdiction of Certain Actions

        Our amended and restated by-laws will require, to the fullest extent permitted by law that derivative actions brought in the name of Wyndham Hotels, actions against Directors, officers and employees for breach of fiduciary duty and other similar actions may be brought only in the Court of Chancery in the State of Delaware. Although we believe this provision benefits Wyndham Hotels by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our Directors and officers.

Limitations on Liability of Directors and Indemnification of Directors and Officers

        Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with any threatened, pending or completed actions, suit or proceeding, whether civil, criminal, administrative or investigative, in which such person is made a party by reason of the fact that the person is or was a director, officer, employee or agent of the corporation (other than an action by or in the right of the corporation—a "derivative action"), if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification extends only to expenses (including attorneys' fees) incurred in connection with the defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's by-laws, disinterested director vote, stockholder vote, agreement or otherwise.

        Our amended and restated certificate of incorporation will provide that no Director shall be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a Director, except to the extent such exemption from liability or limitation on liability is not permitted under the DGCL, as now in effect or as amended. Currently, Section 102(b)(7) of the DGCL requires that liability be imposed for the following:

  •
  any breach of the Director's duty of loyalty to our company or our stockholders;

  •
  any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law;

  •
  unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; and

  •
  any transaction from which the Director derived an improper personal benefit.

        Our amended and restated certificate of incorporation and amended and restated by-laws will provide that, to the fullest extent authorized or permitted by the DGCL, as now in effect or as amended, we will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that such person is or was our Director or officer, or by reason of the fact that our Director or officer is or was serving, at our request, as a Director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans maintained or sponsored by us. We will indemnify such persons against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if such person acted in good faith and in a manner reasonably believed to be in or not opposed to our best interests and, with respect to any criminal proceeding, had no reason to believe such person's conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification extends only to expenses (including attorneys' fees) incurred in connection with the defense or settlement of such actions, and court approval is required before there can be any indemnification where the person seeking indemnification has been found liable to us. Any amendment of this provision will not reduce our indemnification obligations relating to actions taken before an amendment.

        We are in the process of drafting policies meant to insure our Directors and officers and those of our subsidiaries against certain liabilities they may incur in their capacities as Directors and officers. Under these policies, the insurer, on our behalf, may also pay amounts for which we have granted indemnification to the Directors or officers.

Listing

        We intend to have our shares of common stock listed on the New York Stock Exchange. We expect our shares to trade under the ticker symbol "WH."

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is Broadridge.

 WHERE YOU CAN FIND MORE INFORMATION

        We have filed a Registration Statement on Form 10 with the SEC with respect to the shares of common stock that Wyndham Worldwide stockholders will receive in the distribution. This information statement does not contain all of the information contained in the Registration Statement on Form 10 and the exhibits and schedules to the Registration Statement on Form 10. Some items are omitted in accordance with the rules and regulations of the SEC. For additional information relating to us and the spin-off, reference is made to the Registration Statement on Form 10 and the exhibits to the Registration Statement on Form 10, which are on file at the offices of the SEC. Statements contained in this information statement as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if the contract or document is filed as an exhibit, reference is made to the copy of the contract or other documents filed as an exhibit to the Registration Statement on Form 10. Each statement is qualified in all respects by the relevant reference.

        You may inspect and copy the Registration Statement on Form 10 and the exhibits to the Registration Statement on Form 10 that we have filed with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at (800) SEC-0330 for further information on the Public Reference Room. In addition, the SEC maintains an Internet site at www.sec.gov, from which you can electronically access the Registration Statement on Form 10, including the exhibits and schedules to the Registration Statement on Form 10.

        We maintain an Internet site at www.wyndhamhotels.com. Our Internet site and the information contained on that site, or connected to that site, are not incorporated into the information statement or the Registration Statement on Form 10.

        As a result of the distribution, we will be required to comply with the full informational requirements of the Exchange Act. We will fulfill our obligations with respect to these requirements by filing periodic reports and other information with the SEC.

        We plan to make available, free of charge, on our Internet site our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, reports filed pursuant to Section 16 of the Exchange Act and amendments to those reports as soon as reasonably practicable after we electronically file or furnish such materials to the SEC.

        You should rely only on the information contained in this information statement or to which we have referred you. We have not authorized any person to provide you with different information or to make any representation not contained in this information statement.

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of Wyndham Worldwide Corporation

Opinion on the Financial Statements

We have audited the accompanying combined balance sheets of the Wyndham Hotels & Resorts businesses (the "Company"), consisting of the entities holding substantially all of the assets and liabilities of the Wyndham Worldwide Hotel Group business used in managing and operating the hotel businesses of Wyndham Worldwide Corporation ("Wyndham Worldwide"), as further discussed in Note 1 to the combined financial statements, as of December 31, 2017 and 2016, the related combined statements of income, comprehensive income, parent's net investment, and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the "combined financial statements"). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's combined financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that our audits provide a reasonable basis for our opinion.

Emphasis of a Matter

As described in Note 1 to the combined financial statements, the accompanying combined financial statements have been prepared from the separate records maintained by the Company. The combined financial statements also include expense allocations for certain corporate functions historically provided by Wyndham Worldwide. These allocations may not be reflective of the actual expense that would have been incurred had the Company operated as a separate entity apart from Wyndham Worldwide. A summary of transactions with related parties is included in Note 17 to the combined financial statements.

/s/ Deloitte & Touche LLP
Parsippany, New Jersey
March 13, 2018

We have served as the Company's auditor since 2017.

 WYNDHAM HOTELS & RESORTS BUSINESSES
COMBINED STATEMENTS OF INCOME
(In millions)

	Year Ended December 31,
	2017	2016	2015
Net revenues
Royalties and franchise fees	$375	$353	$347
Marketing, reservation and loyalty	407	405	409
Hotel management	108	107	105
License and other fees from Parent	75	65	64
Cost reimbursements	264	271	272
Other	118	111	104

Net revenues	1,347	1,312	1,301

Expenses
Marketing, reservation and loyalty	406	407	418
Operating	205	187	191
General and administrative	88	83	90
Cost reimbursements	264	271	272
Depreciation and amortization	75	73	67
Separation-related	3	—	—
Transaction-related	3	1	3
Impairment	41	—	7
Restructuring	1	2	3

Total expenses	1,086	1,024	1,051

Operating income	261	288	250
Interest expense, net	6	1	1

Income before income taxes	255	287	249
Provision for income taxes	12	115	100

Net income	$243	$172	$149

See Notes to Combined Financial Statements.

 WYNDHAM HOTELS & RESORTS BUSINESSES
COMBINED STATEMENTS OF COMPREHENSIVE INCOME
(In millions)

	Year Ended December 31,
	2017	2016	2015
Net income	$243	$172	$149
Other comprehensive income/(loss), net of tax
Foreign currency translation adjustments	5	(1)	(3)

Other comprehensive income/(loss), net of tax	5	(1)	(3)

Comprehensive income	$248	$171	$146

See Notes to Combined Financial Statements.

WYNDHAM HOTELS & RESORTS BUSINESSES
COMBINED BALANCE SHEETS
(In millions, except share data)

	December 31, 2017	December 31, 2016
Assets
Current assets:
Cash and cash equivalents	$57	$28
Trade receivables, net	194	184
Prepaid expenses	29	24
Other current assets	50	19

Total current assets	330	255
Property and equipment, net	250	277
Goodwill	423	377
Trademarks, net	692	643
Franchise agreements and other intangibles, net	251	239
Other non-current assets	176	192

Total assets	$2,122	$1,983

Liabilities and net investment
Current liabilities:
Current portion of debt due to Parent	$103	$103
Accounts payable	38	27
Deferred income	79	68
Accrued expenses and other current liabilities	186	174

Total current liabilities	406	372
Debt due to Parent	81	71
Deferred income taxes	181	273
Deferred income	76	81
Other non-current liabilities	78	75

Total liabilities	822	872

Commitments and contingencies (Note 13)
Net investment:
Parent's net investment	1,295	1,111
Accumulated other comprehensive income	5	—

Total net investment	1,300	1,111

Total liabilities and net investment	$2,122	$1,983

See Notes to Combined Financial Statements.

WYNDHAM HOTELS & RESORTS BUSINESSES
COMBINED STATEMENTS OF CASH FLOWS
(In millions)

	Year Ended December 31,
	2017	2016	2015
Operating Activities
Net income	$243	$172	$149
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	75	73	67
Impairment charges	41	—	7
Deferred income taxes	(92)	24	10
Net change in assets and liabilities, excluding the impact of acquisitions:
Trade receivables	(10)	—	(17)
Prepaid expenses	(5)	2	(1)
Other current assets	2	8	4
Accounts payable, accrued expenses and other current liabilities	21	(18)	26
Deferred income	6	7	37
Long-term assets	(8)	(7)	(5)
Other, net	6	9	10

Net cash provided by operating activities	279	270	287

Investing Activities
Property and equipment additions	(46)	(42)	(51)
Net assets acquired, net of cash acquired	(140)	(70)	(57)
Payments of development advance notes	(8)	(9)	(9)
Proceeds from development advance notes	7	3	6
Loan advances	(21)	(2)	—
Loan repayments	—	—	6
Other, net	10	—	1

Net cash used in investing activities	(198)	(120)	(104)

Financing Activities
Net transfer to Parent	(59)	(239)	(156)
Proceeds from/(repayments of) borrowings from Parent	9	79	(10)
Capital lease payments	(1)	(2)	(2)
Other, net	—	1	(2)

Net cash used in financing activities	(51)	(161)	(170)

Effect of changes in exchange rates on cash and cash equivalents	(1)	1	—

Net increase/(decrease) in cash and cash equivalents	29	(10)	13
Cash and cash equivalents, beginning of period	28	38	25

Cash and cash equivalents, end of period	$57	$28	$38

See Notes to Combined Financial Statements.

WYNDHAM HOTELS & RESORTS BUSINESSES
COMBINED STATEMENTS OF PARENT'S NET INVESTMENT
(In millions)

Parent's Net Investment
Balance as of January 1, 2015	$1,185
Net income	149
Net transfers to Parent	(156)

Balance as of December 31, 2015	1,178
Net income	172
Net transfers to Parent	(239)

Balance as of December 31, 2016	1,111
Net income	243
Net transfers to Parent	(59)

Balance as of December 31, 2017	$1,295

See Notes to Combined Financial Statements.

WYNDHAM HOTELS & RESORTS BUSINESSES
NOTES TO COMBINED FINANCIAL STATEMENTS
(Unless otherwise noted, all amounts are in millions)

1.     Organization

Business

        Wyndham Hotels & Resorts Businesses ("Wyndham Hotels" or the "Company") is a leading global hotel franchisor, licensing its renowned hotel brands to hotel owners in more than 80 countries around the world. The Company is currently wholly owned by Wyndham Worldwide Corporation ("Wyndham Worldwide," and collectively, with its consolidated subsidiaries, "Parent") and includes the entities which hold or will hold substantially all of the assets and liabilities of, Wyndham Worldwide Hotel Group business used in managing and operating the hotel businesses of Wyndham Worldwide. On August 2, 2017, Wyndham Worldwide announced plans to spin-off the Company to its stockholders through a pro rata distribution of the Company's stock to existing Wyndham Worldwide stockholders. The spin-off transaction is expected to be tax-free to Wyndham Worldwide stockholders. See Note 18—Subsequent Events for further detail.

        Wyndham Hotels' combined results of operations, financial position and cash flows may not be indicative of its future performance and do not necessarily reflect what its combined results of operations, financial position and cash flows would have been had Wyndham Hotels operated as a separate, stand-alone entity during the periods presented, including changes in its operations and capitalization as a result of the separation and distribution from Wyndham Worldwide.

        The distribution is subject to the satisfaction or waiver of certain conditions, including, among other things: final approval of the distribution by the Wyndham Worldwide board of directors; the Registration Statement on Form 10, of which these financial statements form a part, being declared effective by the Securities and Exchange Commission ("SEC"); Wyndham Hotels common stock being approved for listing on a national securities exchange; the receipt of opinions with respect to certain tax matters related to the distribution from Wyndham Worldwide's spin-off tax advisors; the receipt of solvency and surplus opinions from a nationally recognized valuation firm; the receipt of all material governmental approvals; no order, injunction or decree issued by any governmental entity preventing the consummation of all or any portion of the distribution being in effect; and the completion of the financing transactions described in these financial statements.

Basis of Presentation

        The accompanying Combined Financial Statements include the accounts and transactions of Wyndham Hotels, as well as the entities in which Wyndham Hotels directly or indirectly has a controlling financial interest. The accompanying Combined Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America. All intercompany balances and transactions have been eliminated in the Combined Financial Statements.

        Wyndham Hotels' Combined Financial Statements include certain indirect general and administrative costs allocated to it by Parent for certain functions and services including, but not limited to, executive office, finance and other administrative support. These expenses have been allocated to Wyndham Hotels on the basis of direct usage when identifiable, with the remainder allocated primarily on a pro-rata basis of combined revenues or headcount of Wyndham Hotels. Both Wyndham Hotels and Parent consider the basis on which expenses have been allocated to be a reasonable reflection of the utilization of services provided to or the benefit received by Wyndham Hotels during the periods presented.

        In presenting the Combined Financial Statements, management makes estimates and assumptions that affect the amounts reported and related disclosures. Estimates, by their nature, are based on judgment and available information. Accordingly, actual results could differ from those estimates. In management's opinion, the Combined Financial Statements contain all normal recurring adjustments necessary for a fair presentation of annual results reported.

Business Description

        Wyndham Hotels operates in the following segments:

  •
  Hotel franchising—licenses the Company's lodging brands and provides related services to third-party hotel owners and others.

  •
  Hotel management—provides hotel management services for full-service and select limited service hotels as well as hotels that are owned by the Company.

2.     Summary of Significant Accounting Policies

Principles of Consolidation

        The Combined Financial Statements presented herein have been prepared on a stand-alone basis and are derived from the consolidated financial statements and accounting records of Wyndham Worldwide. The consolidated financial statements include Wyndham Hotels' assets, liabilities, revenues, expenses and cash flows and all entities in which Wyndham Hotels has a controlling financial interest.

        When evaluating an entity for consolidation, Wyndham Hotels first determines whether an entity is within the scope of the guidance for consolidation of variable interest entities ("VIE") and if it is deemed to be a VIE. If the entity is considered to be a VIE, Wyndham Hotels determines whether it would be considered the entity's primary beneficiary. Wyndham Hotels consolidates those VIEs for which it has determined that it is the primary beneficiary. Wyndham Hotels will consolidate an entity not deemed a VIE upon a determination that it has a controlling financial interest. For entities where Wyndham Hotels does not have a controlling financial interest, the investments in such entities are classified as available-for-sale securities or accounted for using the equity or cost method, as appropriate.

Revenue Recognition

        The principal source of revenues from franchising hotels is ongoing royalty fees, which are typically a percentage of gross room revenues of each franchised hotel and are recognized as revenue upon becoming due from the franchisee. An estimate of uncollectible ongoing royalty fees is charged to bad debt expense and included in operating expenses on the Combined Statements of Income. Wyndham Hotels also receives initial franchise fees, which are recognized as revenues when all material services or conditions have been substantially performed, which is either when a franchised hotel opens for business or when a franchise agreement is terminated after it has been determined that the franchised hotel will not open.

        Wyndham Hotels' franchise agreements also require the payment of marketing and reservation fees, which are intended to reimburse Wyndham Hotels for expenses associated with operating an international, centralized, brand-specific reservations system, e-commerce channels such as Wyndham Hotels' brand.com websites, as well as access to third-party distribution channels, such as online travel agencies, advertising and marketing programs, global sales efforts, operations support, training and other related services. Marketing and reservation fees are recognized as revenue upon becoming due from the franchisee. An estimate of uncollectible ongoing marketing and reservation booking fees is charged to bad debt expense and included in marketing and reservation expenses in the Combined Statements of Income.

        Generally, Wyndham Hotels is contractually obligated to expend the marketing and reservation fees it collects from franchisees in accordance with the franchise agreements; as such, revenues earned in excess of costs incurred are accrued as a liability for future marketing or reservation costs. Costs incurred in excess of revenues earned are expensed as incurred. In accordance with its franchise agreements,

Wyndham Hotels includes an allocation of costs required to carry out marketing and reservation activities within marketing and reservation expenses.

        Wyndham Hotels also earns revenues from its Wyndham Rewards loyalty program when a member stays at a participating hotel. These revenues are derived from a fee Wyndham Hotels charges based upon a percentage of room revenues generated from such stay. These fees are to reimburse Wyndham Hotels for expenses associated with member redemptions and activities that are related to the overall administration and marketing of the program. These fees are recognized as revenue upon becoming due from the franchisee. Since Wyndham Hotels is obligated to expend the fees it collects from franchisees, revenues earned in excess of costs incurred are accrued as a liability for future costs to support the program. In addition, Wyndham Hotels earns revenue from its co-branded Wyndham Rewards Visa credit card program and other third-party arrangements. Advance payments received under such arrangements are deferred and recognized as earned over the term of the arrangement.

        Wyndham Hotels also provides management services for hotels under management contracts. In addition to the standard franchise services described above, the Company's hotel management business provides hotel owners with professional oversight and comprehensive operations support services such as hiring, training and supervising the managers and employees that operate the hotels as well as annual budget preparation, financial analysis and extensive food and beverage services. Wyndham Hotels' standard management agreement typically has a term of up to 25 years. Hotel management revenues are comprised of (i) base fees, which are typically a percentage of total hotel revenues, (ii) incentive fees, which are typically a percentage of hotel profitability, and (iii) for Wyndham Hotels' two owned hotels, gross room revenue, food and beverage services revenue and other amenity service revenue, such as from spa, casino and golf offerings. Management fee revenues are recognized as the services are performed and when the earnings process is complete and are recorded as a component of Hotel management revenues on the Combined Statements of Income. Management fee revenues were $17 million during 2017 and $15 million during both 2016 and 2015. Wyndham Hotels also recognizes as revenue reimbursable payroll-related costs for operational employees at certain of Wyndham Hotels' managed hotels. Although these costs are funded by hotel owners, accounting guidance requires Wyndham Hotels to report these fees on a gross basis as both revenues and expenses. As such, there is no effect on Wyndham Hotels' operating income. Revenues related to these reimbursable costs were $264 million, $271 million and $273 million in 2017, 2016 and 2015, respectively, and are reported on the Combined Statements of Income.

        Wyndham Hotels also earns revenues from hotel ownership. Wyndham Hotels' ownership portfolio is limited to two hotels in locations where Parent had developed timeshare units. Revenues earned from Wyndham Hotels' owned hotels consist primarily of gross room night rentals, food and beverage services and on-site spa, casino, golf and shop revenues. These revenues are recognized upon the completion of services to guests.

        Wyndham Hotels recognizes royalties from Wyndham Worldwide for use of the "Wyndham" trademark and certain other trademarks and intellectual property.

Income Taxes

        Current and deferred income taxes and related tax expense have been determined based on Wyndham Hotels' stand-alone results by applying a separate return methodology, as if the entities were separate taxpayers in the respective jurisdictions.

        Wyndham Hotels recognizes deferred tax assets and liabilities using the asset and liability method, under which deferred tax assets and liabilities are calculated based upon the temporary differences between the financial statement and income tax bases of assets and liabilities using currently enacted tax rates. These differences are based upon estimated differences between the book and tax basis of the assets and liabilities for Wyndham Hotels as of December 31, 2017 and 2016.

        Wyndham Hotels' deferred tax assets are recorded net of a valuation allowance when, based on the weight of available evidence, it is more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods. Decreases to the valuation allowance are recorded as reductions to Wyndham Hotels' provision for income taxes and increases to the valuation allowance result in additional provision for income taxes. The realization of Wyndham Hotels' deferred tax assets, net of the valuation allowance, is primarily dependent on estimated future taxable income. A change in Wyndham Hotels' estimate of future taxable income may require an addition to or reduction from the valuation allowance.

        For tax positions Wyndham Hotels has taken or expects to take in a tax return, Wyndham Hotels applies a more likely than not threshold, under which Wyndham Hotels must conclude a tax position is more likely than not to be sustained, assuming that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information, in order to recognize or continue to recognize the benefit. In determining Wyndham Hotels' provision for income taxes, Wyndham Hotels uses judgment, reflecting its estimates and assumptions, in applying the more likely than not threshold.

Cash and Cash Equivalents

        Wyndham Hotels considers highly-liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Receivable Valuation

        Wyndham Hotels provides for estimated bad debts based on its assessment of the ultimate realizability of receivables, considering historical collection experience, the economic environment and specific guest information. When Wyndham Hotels determines that an account is not collectible, the account is written-off to the allowance for doubtful accounts. The following table illustrates Wyndham Hotels' allowance for doubtful accounts activity for the year ended December 31:

	2017	2016	2015
Beginning balance	$77	$98	$107
Bad debt expense	7	3	8
Write-offs	(23)	(24)	(17)

Ending balance	$61	$77	$98

Loyalty Programs

        Wyndham Hotels operates the Wyndham Rewards loyalty program. Wyndham Rewards members primarily accumulate points by staying in hotels franchised under one of Wyndham Hotels' brands. Wyndham Rewards members may also accumulate points by purchasing everyday services and products utilizing their co-branded credit cards.

        Members may redeem their points for hotel stays, airline tickets, rental cars, electronics, sporting goods, movie and theme park tickets and gift certificates, as well as for stays at Wyndham Destination Network properties and Wyndham Vacation Ownership maintenance fees and annual membership dues and exchange fees for transactions. The points cannot be redeemed for cash. Wyndham Hotels earns revenue from these programs when a member stays at a participating hotel, from a fee charged by Wyndham Hotels to the franchisee, which is based upon a percentage of room revenues generated from such stay. Such revenues are recorded within marketing, reservation and loyalty revenue on the Combined Statements of Income. In addition, Wyndham Hotels also maintains a Wyndham Rewards co-branded credit card program for which it earns revenues based upon a percentage of the members' spending on the co-branded credit cards and such revenues are paid to Wyndham Hotels by a third-party issuing bank.

Wyndham Hotels also incurs costs to support these programs, which primarily relate to marketing expenses to promote the programs, costs to administer the programs and costs of members' redemptions.

        As members earn points through the Wyndham Rewards loyalty program, Wyndham Hotels records a liability for the estimated future redemption costs, which is calculated based on (i) an estimated cost per point and (ii) an estimated redemption rate of the overall points earned, which is determined through historical experience, current trends and the use of an actuarial analysis. Expenses relating to the Wyndham Rewards loyalty program amounted to $105 million during 2017 and $96 million during both 2016 and 2015. The liability for estimated future redemption costs as of December 31, 2017 and 2016 amounted to $80 million and $66 million, respectively, and is included in accrued expenses and other current liabilities and other non-current liabilities in the Combined Balance Sheets.

Advertising Expense

        Advertising costs are generally expensed in the period incurred. Advertising expenses, which are primarily recorded within marketing and reservation expenses on the Combined Statements of Income, were $61 million, $77 million and $78 million in 2017, 2016 and 2015, respectively.

Use of Estimates and Assumptions

        The preparation of the Combined Financial Statements requires Wyndham Hotels to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in the Combined Financial Statements and accompanying notes. Although these estimates and assumptions are based on Wyndham Hotels' knowledge of current events and actions Wyndham Hotels may undertake in the future, actual results may ultimately differ from estimates and assumptions.

Property and Equipment

        Property and equipment (including leasehold improvements) are recorded at cost, and presented net of accumulated depreciation and amortization. Depreciation, recorded as a component of depreciation and amortization on the Combined Statements of Income, is computed utilizing the straight-line method over the lesser of the lease terms or estimated useful lives of the related assets. Amortization of leasehold improvements, also recorded as a component of depreciation and amortization, is computed utilizing the straight-line method over the lesser of the estimated benefit period of the related assets or the lease terms. Useful lives are generally 30 years for buildings, up to 20 years for building and leasehold improvements and from three to seven years for furniture, fixtures and equipment.

        Wyndham Hotels capitalizes the costs of software developed for internal use in accordance with the guidance for accounting for costs of computer software developed or obtained for internal use. Capitalization of software developed for internal use commences during the development phase of the project. Wyndham Hotels amortizes software developed or obtained for internal use on a straight-line basis over its estimated useful life which is generally three to five years. Such amortization commences when the software is substantially ready for use.

        The net carrying value of software developed or obtained for internal use was $64 million and $75 million as of December 31, 2017 and 2016, respectively.

Impairment of Long-lived Assets

        Wyndham Hotels has goodwill and other indefinite-lived intangible assets recorded in connection with business combinations. Wyndham Hotels annually (during the fourth quarter of each year), or more frequently if circumstances indicate that the value of goodwill may be impaired, reviews the reporting units' carrying values as required by the guidance for goodwill and other indefinite-lived intangible assets.

In accordance with the guidance, Wyndham Hotels has determined that it has three reporting units, which are: (i) hotel franchising, (ii) hotel management and (iii) owned hotels.

        Under current accounting guidance, goodwill and other intangible assets with indefinite lives are not subject to amortization. However, goodwill and other intangibles with indefinite lives are subject to fair value-based rules for measuring impairment, and resulting write-downs, if any, are reflected as an expense. Wyndham Hotels has goodwill recorded at its hotel franchising, hotel management and owned hotels reporting units. Wyndham Hotels completed its annual goodwill impairment test by performing a quantitative analysis for each of its reporting units as of October 1, 2017 and determined that no impairment exists.

        Wyndham Hotels also evaluates the recoverability of its other long-lived assets, including property and equipment and amortizable intangible assets, if circumstances indicate impairment may have occurred, pursuant to guidance for impairment or disposal of long-lived assets. This analysis is performed by comparing the respective carrying values of the assets to the current and expected future cash flows, on an undiscounted basis, to be generated from such assets. Property and equipment is evaluated separately within each segment. If such analysis indicates that the carrying value of these assets is not recoverable, the carrying value of such assets is reduced to fair value.

Accounting for Restructuring Activities

        Wyndham Hotels' restructuring activities require it to make significant estimates in several areas including (i) expenses for severance and related benefit costs, (ii) the ability to generate sublease income, as well as its ability to terminate lease obligations, and (iii) contract terminations. The amounts that Wyndham Hotels has accrued as of December 31, 2017 and 2016 represent its best estimate of the obligations incurred in connection with these actions, but could be subject to change due to various factors including market conditions and the outcome of negotiations with third parties.

Guarantees

        Wyndham Hotels may enter into performance guarantees related to certain hotels that it manages. Wyndham Hotels records a liability for the fair value of these performance guarantees at their inception date. The corresponding offset is recorded to other assets. For performance guarantees not subject to a recapture provision, Wyndham Hotels amortizes the liability for the fair value of the guarantee over the term of the guarantee using a systematic and rational approach. On a quarterly basis, Wyndham Hotels evaluates the likelihood of funding under a guarantee. To the extent Wyndham Hotels determines an obligation to fund under a guarantee is both probable and estimable, Wyndham Hotels will record a separate contingent liability. The expense related to this separate contingent liability is recognized in the period that Wyndham Hotels determines funding is probable for that period.

        For performance guarantees subject to a recapture provision, to the extent Wyndham Hotels is required to fund an obligation under a guarantee subject to a recapture provision, Wyndham Hotels records a receivable for amounts expected to be recovered in the future. On a quarterly basis, Wyndham Hotels evaluates the likelihood of recovering such receivables.

Accumulated Other Comprehensive Income

        Accumulated other comprehensive income ("AOCI") consists of accumulated foreign currency translation adjustments. Foreign currency translation adjustments exclude income taxes related to indefinite investments in foreign subsidiaries. Assets and liabilities of foreign subsidiaries having non-U.S.-dollar functional currencies are translated at exchange rates at the Combined Balance Sheet dates. Revenues and expenses are translated at average exchange rates during the periods presented. The gains or losses resulting from translating foreign currency financial statements into U.S. dollars, net of hedging gains or losses and taxes, are included in AOCI on the Combined Balance Sheets. Gains or losses resulting from foreign currency transactions are included in the Combined Statements of Income.

Stock-based Compensation

        In accordance with the guidance for stock-based compensation, Wyndham Hotels measures all employee stock-based compensation awards using a fair value method and records the related expense in its Combined Statements of Income.

        Wyndham Hotels recognizes the cost of stock-based compensation awards to employees as they provide services and the expense is recognized ratably over the requisite service period and includes an estimate of forfeitures. The requisite service period is the period during which an employee is required to provide services in exchange for an award. Forfeiture rates are estimated based on historical employee terminations for each grant cycle. Compensation expense for awards with performance conditions is recognized over the requisite service period if it is probable that the performance condition will be satisfied. If such performance conditions are not considered probable, no compensation expense for these awards is recognized.

Parent's Net Investment

        The Parent's net investment in the Combined Balance Sheets represents Wyndham Worldwide's historical net investment in Wyndham Hotels resulting from various transactions with and allocations from the Parent. Balances due to and due from the Parent and accumulated earnings attributable to Wyndham Hotels operations have been presented as components of Parent investment. Cash presented in the Combined Balance Sheets represents cash that had not yet been transferred to the Parent.

Recently Issued Accounting Pronouncements

        Revenue from Contracts with Customers.    In May 2014, the Financial Accounting Standards Board ("FASB") issued guidance on revenue from contracts with customers. The guidance outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. The guidance also requires disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. Entities have the option to apply the new guidance under a retrospective approach to each prior reporting period presented or a modified retrospective approach with the cumulative effect of initially applying the new guidance recognized at the date of initial application within the Statement of Combined Financial Position. Wyndham Hotels currently will adopt the new guidance utilizing the full retrospective transition method on its effective date of January 1, 2018.

        As a result of adopting the new guidance, Wyndham Hotels has determined that its 2017 revenues and expenses will decline by $66 million and $54 million, respectively, and its 2017 net income will decline $7 million. In addition, as a result of the U.S. enactment of the Tax Cuts and Jobs Act net income will decrease by an incremental $6 million resulting from the net deferred income tax effect on the remeasurement of the related assets and liabilities. Wyndham Hotels also has determined that its 2016 beginning retained earnings will decrease by $39 million.

        The most significant impacts relating to Wyndham Hotels are the accounting for initial franchise fees, associated upfront costs and marketing and reservations expenses. Wyndham Hotels has determined that royalty and marketing and reservation revenues will remain substantially unchanged. Specifically, under the new guidance, Wyndham Hotels has determined that (i) initial fees will be recognized ratably over the life of the non-cancelable period of the franchise agreement; (ii) incremental upfront contract costs will be deferred and expensed over the life of the non-cancelable period of the franchise agreement; and (iii) marketing and reservations revenues earned in excess of costs incurred will no longer be accrued as a liability for future marketing or reservation costs; marketing and reservation costs incurred in excess of revenues earned will continue to be expensed as incurred.

        Leases.    In February 2016, the FASB issued guidance which requires companies generally to recognize on the balance sheet operating and financing lease liabilities and corresponding right-of-use assets. This guidance is effective for fiscal years beginning after December 15, 2018 and for interim periods within those fiscal years, with early adoption permitted. Wyndham Hotels is currently evaluating the impact of the adoption of this guidance on the Combined Financial Statements.

        Statement of Cash Flows.    In August 2016, the FASB issued guidance intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. This guidance requires the retrospective transition method and is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years, with early adoption permitted. The Company will adopt the guidance on January 1, 2018, as required, and believes the impact of this new guidance will result in payments of, and proceeds from, development advance notes being recorded within operating activities on its Combined Statements of Cash Flows.

        The table below summarizes the effects of the new statement of cash flows guidance on the Company's Combined Statements of Cash Flows:

	Year Ended December 31,
Increase/(decrease):	2017	2016	2015
Operating Activities	$(1)	$(6)	$(3)
Investing Activities	1	6	3

        Intra-Entity Transfers of Assets Other Than Inventory.    In October 2016, the FASB issued guidance which requires companies to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. This guidance requires the modified retrospective approach and is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years, with early adoption permitted. The Company will adopt the guidance on January 1, 2018, as required, which will result in a cumulative-effect benefit to retained earnings of $15 million.

        Clarifying the Definition of a Business.    In January 2017, the FASB issued guidance clarifying the definition of a business, which assists entities when evaluating whether transactions should be accounted for as acquisitions of businesses or assets. This guidance is effective on a prospective basis for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company will adopt the guidance on January 1, 2018, as required, and it believes the adoption of this guidance will not have a material impact on its Combined Financial Statements.

        Simplifying the Test for Goodwill Impairment.    In January 2017, the FASB issued guidance which simplifies the current two-step goodwill impairment test by eliminating Step 2 of the test. This guidance is effective for fiscal years beginning after December 15, 2019 and interim periods within those fiscal years, and should be applied on a prospective basis. The Company is currently evaluating the impact of the adoption of this guidance on its Combined Financial Statements and related disclosures.

        Income Taxes.    In January 2018, the FASB issued guidance on the accounting for tax on the global intangible low-taxed income provisions of the recently enacted tax law. These provisions impose a tax on foreign income in excess of a deemed return on tangible assets of foreign corporations. The guidance indicates that the Company is allowed to make an accounting policy choice of either: (1) treating taxes due on future inclusions in taxable income as a current-period expense when incurred or (2) factoring such amounts into the Company's measurement of its deferred taxes. The Company has elected to account for any potential inclusions in the period in which it is incurred, and therefore has not provided any deferred income tax impacts of these provisions on its Combined Financial Statements for the year ended December 31, 2017.

Recently Adopted Accounting Pronouncements

        Consolidation.    In February 2015, the FASB issued guidance related to management's evaluation of consolidation for certain legal entities. This guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2015. Wyndham Hotels adopted the guidance on January 1, 2016, as required. There was no material impact on the Combined Financial Statements resulting from the adoption.

        Customer's Accounting for Fees Paid in a Cloud Computing Arrangement.    In April 2015, the FASB issued guidance on determining whether a cloud computing arrangement contains a software license that should be accounted for as internal-use software. If a cloud computing arrangement does not contain a software license, it should be accounted for as a service contract. This guidance is effective for fiscal years beginning after December 15, 2015 and for interim periods within those fiscal years, with early adoption permitted. Wyndham Hotels adopted the guidance on January 1, 2016, as required. There was no material impact on the Combined Financial Statements resulting from the adoption.

        Simplifying the Presentation of Debt Issuance Costs.    In April 2015, the FASB issued guidance on the presentation of debt issuance costs. The guidance requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of the debt liability, consistent with debt discounts. In August 2015, the FASB further clarified its issued guidance by stating that the SEC staff would not object to an entity deferring and presenting debt issuance costs as an asset and subsequently amortizing the deferred issuance costs ratably over the term of the line-of-credit arrangements. This guidance required retrospective application and is effective for fiscal years beginning after December 15, 2015 and for interim periods within those fiscal years, with early adoption permitted. Wyndham Hotels adopted the guidance on January 1, 2016, as required. There was no material impact on the Combined Financial Statements resulting from the adoption.

        Simplifying the Accounting for Measurement—Period Adjustments.    In September 2015, the FASB issued guidance simplifying the accounting for measurement—period adjustments related to a business combination. The guidance requires that an acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. This guidance is effective for fiscal years beginning after December 15, 2015 and for interim periods within those fiscal years, with early adoption permitted. Wyndham Hotels adopted the guidance on January 1, 2016, as required. There was no material impact on the Combined Financial Statements resulting from the adoption.

        Compensation—Stock Compensation.    In March 2016, the FASB issued guidance which is intended to simplify several aspects of the accounting for share-based payments, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. This guidance is effective for fiscal years beginning after December 15, 2016 and for interim periods within those fiscal years, with early adoption permitted. The Company adopted the guidance on January 1, 2017, as required. The Company elected to use the prospective transition method, and as such, the excess tax benefits from stock-based compensation were presented as part of operating activities within its current period Combined Statement of Cash Flows. In addition, during 2017 an excess tax benefit of less than $1 million was recognized within the provision for income taxes on the Combined Statement of Income.

3.     Acquisitions

        Assets acquired and liabilities assumed in business combinations were recorded on the Combined Balance Sheets as of the respective acquisition dates based upon their estimated fair values at such dates. The results of operations of businesses acquired by Wyndham Hotels have been included in the Combined Statements of Income since their respective dates of acquisition. The excess of the purchase price over the estimated fair values of the underlying assets acquired and liabilities assumed was allocated to goodwill. In certain circumstances, the allocations of the excess purchase price are based upon preliminary estimates and assumptions. Accordingly, the allocations may be subject to revision when Wyndham Hotels receives final information, including appraisals and other analyses. Any revisions to the fair values during the measurement period will be recorded by Wyndham Hotels as further adjustments to the purchase price allocations. Although, in certain circumstances, Wyndham Hotels has substantially integrated the operations of its acquired businesses, additional future costs relating to such integration may occur. These costs may result from integrating operating systems, relocating employees, closing facilities, reducing duplicative efforts and exiting and consolidating other activities. These costs will be recorded on the Combined Statements of Income as expenses.

        AmericInn.    During October 2017, the Company completed the acquisition of the AmericInn hotel brand and franchise system for a total purchase price of $140 million, net of cash acquired which included a simultaneous sale of 10 owned hotels to an unrelated third party for $28 million. AmericInn's portfolio consists of 200 franchised hotels predominantly in the Midwestern United States. This acquisition is consistent with the Company's strategy to expand its brand portfolio and total system size.

        The following table summarizes the fair value of the assets acquired and liabilities assumed in connection with Wyndham Hotels' acquisition of AmericInn Hotels:

Amount
Trade receivables, net	$2
Goodwill (a)	45
Franchise agreements (b)	46
Trademarks	51

Total assets acquired	144

Other current liabilities	4

Total liabilities acquired	4

Net assets acquired	$140

(a)
Goodwill is expected to be deductible for tax purposes.
(b)
Franchise agreements have a weighted average life of 25 years.

        This acquisition was assigned to the Company's Hotel Franchising segment and was not material to Wyndham Hotels' results of operations, financial position or cash flows. In connection with the acquisition of AmericInn Hotels, Wyndham Hotels incurred $2 million of acquisition-related costs, which are reported within transaction-related costs on the Combined Statements of Income.

        Fen Hotels.    During November 2016, Wyndham Hotels completed the acquisition of Fen Hotels, a hotel franchising and manager of properties with a focus in the Latin America region, for $70 million, net of cash acquired. This acquisition is consistent with Wyndham Hotels' strategy to expand its managed portfolio within its hotel management business. The acquisition resulted in the addition of two brands (Dazzler and Esplendor) to the Wyndham Hotels portfolio.

        The following table summarizes the fair value of the assets acquired and liabilities assumed in connection with Wyndham Hotels' acquisition of Fen Hotels:

Amount
Trade receivables, net	$1
Goodwill (a)	49
Management contracts	15
Trademarks (b)	10

Total assets acquired	75

Other current liabilities	1
Other non-current liabilities	4

Total liabilities acquired	5

Net assets acquired	$70

(a)
Goodwill is not expected to be deductible for tax purposes.
(b)
Trademarks have a weighted average life of 20 years.

        This acquisition was assigned to the Company's Hotel Franchising and Hotel Management segments and was not material to Wyndham Hotels' results of operations, financial position or cash flows. In connection with the acquisition of Fen Hotels, Wyndham Hotels incurred $1 million of acquisition-related costs, which are reported within transaction-related costs on the Combined Statements of Income.

        Dolce Hotels and Resorts.    During January 2015, Wyndham Hotels completed the acquisition of Dolce Hotels and Resorts ("Dolce"), a franchisor and manager of properties focused on group accommodations. The net consideration of $57 million was comprised of $52 million in cash, net of cash acquired, for the equity of Dolce and $5 million related to debt repaid at closing. This acquisition is consistent with Wyndham Hotels' strategy to expand its managed portfolio within its hotel management business.

        The following table summarizes the fair value of the assets acquired and liabilities assumed in connection with Wyndham Hotels' acquisition of Dolce:

Amount
Trade receivables, net	$4
Goodwill (a)	29
Management contracts (b)	28
Trademarks	14
Other current and non-current assets	5

Total assets acquired	80

Other current liabilities	7
Other non-current liabilities	16

Total liabilities acquired	23

Net assets acquired	$57

(a)
Goodwill is not expected to be deductible for tax purposes.
(b)
Managements contracts have a weighted average life of 15 years.

        This acquisition was assigned to the Company's Hotel Franchising and Hotel Management segments and was not material to Wyndham Hotels' results of operations, financial position or cash flows. In connection with the acquisition of Dolce, Wyndham Hotels incurred $3 million of acquisition-related costs, which are reflected in transaction-related costs within the Combined Statements of Income.

4.     Franchising and Marketing/Reservation Activities

        Royalties and franchise fee revenues on the Combined Statements of Income include initial franchise fees of $20 million, $15 million and $12 million, for 2017, 2016 and 2015, respectively.

        In accordance with the franchise agreements, generally Wyndham Hotels is contractually obligated to expend the marketing and reservation fees it collects from franchisees for the operation of an international, centralized, brand-specific reservation system and for marketing purposes such as advertising, promotional and co-marketing programs, and training for the respective franchisees. Additionally, Wyndham Hotels is required to provide certain services to its franchisees, including referrals, technology and volume purchasing.

        Wyndham Hotels may, at its discretion, provide development advance notes to certain franchisees or hotel owners in order to assist them in converting to one of Wyndham Hotels' brands, building a new hotel to be flagged under one of Wyndham Hotels' brands or in assisting in other franchisee expansion efforts. Provided the franchisee/hotel owner is in compliance with the terms of the franchise/management agreement, all or a portion of the development advance notes may be forgiven by Wyndham Hotels over the period of the franchise/management agreement, which typically ranges from 10 to 20 years. Otherwise, the related principal is due and payable to Wyndham Hotels. In certain instances, Wyndham Hotels may earn interest on unpaid franchisee development advance notes. Such interest was not significant during 2017 and 2016. Development advance notes recorded on the Combined Balance Sheets amounted to $64 million and $73 million as of December 31, 2017 and 2016, respectively, and are classified within other non-current assets on the Combined Balance Sheets. During 2017, 2016 and 2015, Wyndham Hotels recorded $6 million, $7 million and $8 million, respectively, related to the forgiveness of these notes. Such amounts are recorded as a reduction of franchise fees on the Combined Statements of Income. Wyndham Hotels recorded less than $1 million during 2017 and $1 million during both 2016 and 2015 of bad debt expenses related to development advance notes. Such expenses were reported within operating expenses on the Combined Statements of Income.

5.     Intangible Assets

        Intangible assets consisted of:

	As of December 31, 2017			As of December 31, 2016
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Unamortized Intangible Assets:
Goodwill	$423			$377

Trademarks (a)	$683			$633

Amortized Intangible Assets:
Franchise agreements (b)	640	417	223	$594	$401	$193
Management agreements (c)	33	8	25	48	5	43
Trademarks (d)	10	1	9	10	—	10
Other (e)	6	3	3	6	3	3

	$689	$429	$260	$658	$409	$249

(a)
Comprised of various trademarks (primarily including the Wyndham Hotels and Resorts, Ramada, Days Inn, Baymont Inn & Suites, Microtel Inns & Suites, Hawthorn by Wyndham, TRYP by Wyndham, AmericInn, and Dolce Hotels and Resorts trade names) that Wyndham Hotels has acquired. These trademarks are expected to generate future cash flows for an indefinite period of time.
(b)
Generally amortized over a period ranging from 14 to 40 years with a weighted average life of 34 years.
(c)
Generally amortized over a period ranging from 13 to 25 years with a weighted average life of 18 years.

(d)
Generally amortized over a period of 20 years with a weighted average life of 20 years.
(e)
Includes design prototypes generally amortized over a period ranging from three to five years with a weighted average life of four years.

Goodwill

        During the fourth quarters of 2017 and 2016, Wyndham Hotels performed its annual goodwill impairment test and determined that no impairment existed as the fair value of goodwill at its reporting units was in excess of the carrying value.

        The changes in the carrying amount of goodwill are as follows:

	Balance as of January 1, 2016	Goodwill Acquired During 2016	Balance as of December 31, 2016	Goodwill Acquired During 2017	Balance as of December 31, 2017
Hotel Franchising	$305	$35	$340	$45	$385
Hotel Management	24	13	37	1	38

Total	$329	$48	$377	$46	$423

        Amortization expense relating to amortizable intangible assets was as follows:

	2017	2016	2015
Franchise agreements	$16	$15	$15
Management agreements	3	2	2
Trademarks	1	—	—
Other	—	1	1

Total (*)	$20	$18	$18

(*)
Included as a component of depreciation and amortization on the Combined Statements of Income.

        Based on Wyndham Hotels' amortizable intangible assets as of December 31, 2017, the Company expects related amortization expense as follows:

Amount
2018	$21
2019	20
2020	20
2021	19
2022	18

6.     Income Taxes

        On December 22, 2017 the United States enacted the Tax Cuts and Jobs Act. The new law, which is also commonly referred to as "U.S. tax reform", significantly changes U.S. corporate income tax laws. The primary impact on our 2017 financial results was associated with the effect of reducing the U.S. corporate income tax rate from 35% to 21% starting in 2018, and imposing a one-time mandatory deemed repatriation tax on undistributed historic earnings of foreign subsidiaries. As a result, the Company recorded a net benefit of $89 million during the fourth quarter of 2017, which is included in provision for income taxes in the Combined Statements of Income. Other provisions of the law are not effective until January 1, 2018 and include, but are not limited to, creating a territorial tax system which generally eliminates U.S. federal income taxes on dividends from foreign subsidiaries, eliminating or limiting the deduction of certain expenses, and imposing a minimum tax on earnings generated by foreign subsidiaries.

        As of December 31, 2017, the Company has not completed its accounting for the tax effects of enactment of the law; however, the Company has made a reasonable estimate and recorded (i) a net income tax benefit of $91 million resulting from the remeasurement of the Company's net deferred income tax and uncertain tax liabilities based on the new reduced U.S. corporate income tax rate, and (ii) an income tax provision of $2 million associated with the one-time deemed repatriation tax on our undistributed historic earnings of foreign subsidiaries. In other cases, the Company has not been able to make a reasonable estimate and continues to account for those items based on our existing accounting under GAAP and the provisions of the tax laws that were in effect prior to enactment. One such case is the Company's intent regarding whether to continue to assert indefinite reinvestment on a part or all the undistributed foreign earnings, as discussed further below.

        The Company is still analyzing the new tax law and refining its calculations, which could potentially impact the measurement of its income tax balances. Once the Company finalizes its analysis and certain additional tax calculations and tax positions, which are subject to complex tax rules and interpretation when it files its 2017 U.S. tax return, it will be able to conclude on any further adjustments to be recorded on these provisional amounts. Any such change will be reported as a component of income taxes in the reporting period in which any such adjustments are determined, which will be no later than the fourth quarter of 2018.

        The income tax provision consists of the following for the year ended December 31:

	2017	2016	2015
Current
Federal	$84	$66	$63
State	13	16	15
Foreign	7	9	12

	104	91	90

Deferred
Federal	(92)	21	9
State	—	3	2
Foreign	—	—	(1)

	(92)	24	10

Provision for income taxes	$12	$115	$100

        Pre tax income for domestic and foreign operations consisted of the following for the year ended December 31:

	2017	2016	2015
Domestic	$242	$264	$229
Foreign	13	23	20

Pre tax income	$255	$287	249

Deferred Taxes

        Deferred income tax assets and liabilities are comprised of the following:

	As of December 31,
	2017	2016
Deferred income tax assets:
Net operating loss carryforward	$10	$12
Accrued liabilities and deferred income	40	59
Provision for doubtful accounts	22	43
Other	2	3
Valuation allowance (*)	(9)	(11)

Deferred income tax assets	65	106

Deferred income tax liabilities:
Depreciation and amortization	241	374
Other	3	3

Deferred income tax liabilities	244	377

Net deferred income tax liabilities	$179	$271

Reported in:
Other non-current assets	$2	$2
Deferred income taxes	181	273

Net deferred income tax liabilities	$179	$271

(*)
The valuation allowance of $9 million at December 31, 2017 relates to net operating loss carryforwards. The valuation allowance of $11 million at December 31, 2016 relates to net operating loss carryforwards. The valuation allowance will be reduced when and if the Company determines it is more likely than not that the related deferred income tax assets will be realized.

        As of December 31, 2017, the Company's net operating loss carryforwards primarily relate to state net operating losses which are due to expire at various dates, but no later than 2037.

        As a result of the enactment of U.S. tax reform, the Company recorded a $2 million charge relating to the one-time mandatory tax on previously deferred earnings of its foreign subsidiaries. Although the one-time mandatory tax has removed U.S. federal taxes on distributions to the United States, the Company continues to evaluate the expected manner of recovery to determine whether or not to continue to assert that a part or all of the undistributed foreign earnings of $44 million will be reinvested indefinitely. This requires us to re-evaluate the existing short and long-term capital allocation policies in light of the law and calculate the incremental tax cost in additional to the one-time mandatory tax (e.g. foreign withholding, state income taxes, and additional U.S. tax on currency transaction gains and losses) of repatriating cash to the United States. While the provisional tax expense for the year ended December 31, 2017 is based upon an assumption that undistributed foreign earnings are indefinitely reinvested, the Company's plan may change upon the completion of long-term capital allocation plans in light of the law and completion of the calculation of the incremental tax effects on the repatriation of undistributed foreign earnings. In the event the Company determines not to continue to assert that all or part of its undistributed foreign earnings are permanently reinvested, such a determination could result in the accrual and payment of additional foreign, state and local taxes.

        The Company's effective income tax rate differs from the U.S. federal statutory rate as follows for the year ended December 31:

	2017	2016	2015
Federal statutory rate	35.0%	35.0%	35.0%
State and local income taxes, net of federal tax benefits	3.5	4.5	4.5
Taxes on foreign operations at rates different than U.S. federal statutory rates	0.3	(0.3)	0.4
Taxes on foreign income, net of tax credits	0.3	0.1	0.5
Valuation allowance	(0.1)	(0.2)	(0.2)
Impact of U.S. tax reform	(34.9)	—	—
Other	0.6	1.0	—

	4.7%	40.1%	40.2%

        The effective income tax rate for 2017, 2016 and 2015 differ from the U.S. Federal income tax rate of 35% primarily due to state taxes and the net tax benefit from the impact of the U.S. enactment of the Tax Cuts and Jobs Act.

        The following table summarizes the activity related to the Company's unrecognized tax benefits:

	2017	2016	2015
Beginning balance	$13	$11	$9
Increases related to tax positions taken during a prior period	—	1	3
Increases related to tax positions taken during the current period	2	3	2
Decreases related to settlements with taxing authorities	—	—	(1)
Decreases as a result of a lapse of the applicable statute of limitations	(2)	(1)	(2)
Decreases related to tax positions taken during a prior period	(1)	(1)	—

Ending balance	$12	$13	$11

        The gross amount of the unrecognized tax benefits that, if recognized, would affect the Company's effective tax rate was $12 million, $13 million and $11 million as of December 31, 2017, 2016 and 2015, respectively. The Company recorded both accrued interest and penalties related to unrecognized tax benefits as a component of provision for income taxes on the Combined Statements of Income. The Company also accrued potential penalties and interest related to these unrecognized tax benefits of less than $1 million during 2017 and $1 million during both 2016 and 2015. The Company had a liability for potential penalties of $2 million as of both December 31, 2017 and 2016 and $1 million as of December 31, 2015 and potential interest of $3 million, $2 million and $1 million as of December 31, 2017, 2016 and 2015, respectively. Such liabilities are reported as a component of accrued expenses and other current liabilities and other non-current liabilities on the Combined Balance Sheets. The Company does not expect the unrecognized tax benefits to change significantly over the next 12 months.

        The Company files U.S., state, and foreign income tax returns in jurisdictions with varying statutes of limitations. The 2014 through 2017 tax years generally remain subject to examination by federal tax authorities. The 2009 through 2017 tax years generally remain subject to examination by many state tax authorities. In significant foreign jurisdictions, the 2010 through 2017 tax years generally remain subject to examination by their respective tax authorities. The statute of limitations is scheduled to expire within 12 months of the reporting date in certain taxing jurisdictions, and the Company believes that it is reasonably possible that the total amount of its unrecognized tax benefits could decrease by $2 million to $3 million.

        The Company is part of a consolidated U.S. federal income tax return with Wyndham Worldwide and other subsidiaries that are not included in its Combined Financial Statements. Income taxes as presented in the Company's Combined Financial Statements present current and deferred income taxes of the consolidated federal tax filing attributed to the Company using the separate return method. The separate return method applies the accounting guidance for income taxes to the financial statements as if the Company was a separate taxpayer. During the years ended December 31, 2017, 2016 and 2015, Wyndham Worldwide paid $93 million, $78 million and $72 million, respectively, of federal and state income tax liabilities related to the Company, which is reflected in its Combined Financial Statements as an increase to Parent's net investment. Additionally, the Company made foreign income tax payments, net of refunds, in the amount of $12 million, and $7 million during both 2017 and 2016.

7. Property and Equipment, net

        Property and equipment, net, as of December 31, consisted of:

	2017	2016
Land	$14	$24
Buildings and leasehold improvements	171	182
Capitalized software	242	242
Furniture, fixtures and equipment	69	66
Capital leases	5	4
Construction in progress	12	5

	513	523
Less: Accumulated depreciation	263	246

	$250	$277

        Wyndham Hotels recorded depreciation expense of $55 million during 2017 and 2016 and $49 million during 2015 related to property and equipment.

8. Other Non-Current Assets

        Other non-current assets, as of December 31, consisted of:

	2017	2016
Development advances	$64	$73
Hotel management guarantee receivable	41	36
Hotel management guarantee asset	11	28
Notes receivable	23	19
Other	37	36

	$176	$192

9. Accrued Expenses and Other Current Liabilities

        Accrued expenses and other current liabilities, as of December 31, consisted of:

	2017	2016
Accrued payroll and related expenses	$70	$58
Accrued loyalty programs	47	38
Accrued advertising and marketing	23	31
Accrued taxes payable	10	12
Accrued legal settlements	3	2
Accrued separation expenses	1	—
Other	32	33

	$186	$174

10. Deferred Income

        Deferred income, as of December 31, consisted of:

	2017	2016
Initial franchise fees	$44	$52
Credit card fees	52	47
Property management system fees	17	22
Management fees	19	15
Other fees	23	13

Total deferred income	155	149
Less: Current deferred income	79	68

Non-current deferred income	$76	$81

        Deferred initial franchise fees are recognized when all material services or conditions have been performed which is typically within two years. Deferred credit card fees represent payments received in advance from Wyndham Hotels' co-branded credit card partner, the majority of which is recognized within one year. Deferred property management system fees represents payments received from franchisees for the property management system that are recognized over the life of the franchise agreement, which is typically between 10 and 20 years. Deferred management fees are recognized when all contractual contingencies are resolved and the earnings process is complete, which is typically greater than one year.

11. Debt Due to Parent

        Wyndham Hotels had $184 million and $174 million of outstanding borrowings from the Parent as of December 31, 2017 and 2016, respectively. At December 31, 2017, $67 million of the outstanding borrowings was attributable to an agreement with a subsidiary of Wyndham Worldwide to fund Wyndham Hotels' acquisition of Fen Hotels in November 2016. The borrowing bears interest at a fixed rate of 6.33% per annum and is payable in a lump sum on December 1, 2026. At December 31, 2017, $14 million of the outstanding borrowings was attributable to an agreement with a subsidiary of Wyndham Worldwide to fund an internal reorganization in December 2017. The borrowing bears interest at a fixed rate of 6.25% per annum and is payable in a lump sum on December 7, 2027. In the event that Wyndham Hotels ceases to be a wholly-owned subsidiary of Wyndham Worldwide, both loans may become payable upon demand. All of the remaining outstanding borrowings from the Parent are short-term and bear interest at the LIBOR plus 65 basis points. Wyndham Hotels' interest expense was $6 million during 2017 and $1 million during both 2016 and 2015.

        In addition, Wyndham Hotels had $2 million of outstanding capital lease obligations at December 31, 2017 and 2016.

12. Fair Value

        Wyndham Hotels measures its financial assets and liabilities at fair value on a recurring basis and utilizes the fair value hierarchy to determine such fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

  Level 1: Quoted prices for identical instruments in active markets.

  Level 2: Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value driver is observable.

  Level 3: Unobservable inputs used when little or no market data is available. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement falls has been determined based on the lowest level input (closest to Level 3) that is significant to the fair value measurement. Wyndham Hotels' assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

        The fair value of financial instruments is generally determined by reference to market values resulting from trading on a national securities exchange or in an over-the-counter market. In cases where quoted market prices are not available, fair value is based on estimates using present value or other valuation techniques, as appropriate. The carrying amounts of cash and cash equivalents, restricted cash, trade receivables, accounts payable and accrued expenses and other current liabilities approximate fair value due to the short-term maturities of these assets and liabilities. In addition, the carrying value of the Debt due to Parent approximated fair value at December 31, 2017 and 2016.

Financial Instruments

        Changes in interest rates and foreign exchange rates expose Wyndham Hotels to market risk. Wyndham Hotels also uses cash flow hedges as part of its overall strategy to manage its exposure to market risks associated with fluctuations in interest rates and foreign currency exchange rates. As a matter of policy, Wyndham Hotels only enters into transactions that it believes will be highly effective at offsetting the underlying risk and it does not use derivatives for trading or speculative purposes.

Foreign Currency Risk

        Wyndham Hotels has foreign currency rate exposure to exchange rate fluctuations worldwide particularly with respect to the Canadian Dollar, the Chinese Yuan, the Euro, the British Pound and the Australian Dollar. Wyndham Hotels use foreign currency forward contracts at various times to manage and reduce the foreign currency exchange rate risk associated with its foreign currency denominated receivables and payables, and forecasted royalties, and forecasted earnings and cash flows of foreign subsidiaries and other transactions. Gains and (losses) recognized in income were not material for the years ended December 31, 2017, 2016 and 2015.

Credit Risk and Exposure

        Wyndham Hotels is exposed to counterparty credit risk in the event of nonperformance by counterparties to various agreements and sales transactions. Wyndham Hotels manages such risk by evaluating the financial position and creditworthiness of such counterparties and often by requiring collateral in instances in which financing is provided. Wyndham Hotels mitigates counterparty credit risk associated with its derivative contracts by monitoring the amounts at risk with each counterparty to such contracts, periodically evaluating counterparty creditworthiness and financial position, and where possible, dispersing its risk among multiple counterparties.

        Wyndham Hotels has $41 million management guarantee receivables related to hotel management agreements that provides the hotel owners with a guarantee of a certain level of profitability based upon various metrics. The collectability of these receivables are contingent on the future profitability of the managed hotels subject to the management agreements. See Note 13—Commitments and Contingencies for further detail.

        As of December 31, 2017, there were no significant concentrations of credit risk with any individual counterparty or groups of counterparties.

Market Risk

        Wyndham Hotels is subject to risks relating to the geographic concentrations of areas in which Wyndham Hotels has hotel operations, which may result in the Company's results of operations being more sensitive to local and regional economic conditions and other factors, including competition, natural disasters and economic downturns, than Wyndham Hotels' results of operations would be, absent such geographic concentrations. Local and regional economic conditions and other factors may differ materially from prevailing conditions in other parts of the world. As of December 31, 2017, there were no areas with significant concentrations of operations.

13. Commitments and Contingencies

Commitments

Leases

        Wyndham Hotels has noncancelable operating lease commitments covering various facilities and equipment. Future minimum lease payments required under noncancelable operating leases as of December 31, 2017 are as follows:

Noncancelable Operating Leases
2018	$4
2019	3
2020	2
2021	1
2022	—

$10

        Wyndham Hotels incurred total rental expense of $5 million, $4 million and $4 million during 2017, 2016 and 2015, respectively.

Purchase Commitments

        In the normal course of business, Wyndham Hotels makes various commitments to purchase goods or services and other capital expenditures from specific suppliers. Purchase commitments entered into by Wyndham Hotels aggregated $121 million as of December 31, 2017, of which $100 million was for information technology.

Litigation

        Wyndham Hotels is involved in claims, legal and regulatory proceedings and governmental inquiries arising in the ordinary course of its business including but not limited to: breach of contract, fraud and bad faith claims between franchisors and franchisees in connection with franchise agreements and with owners in connection with management contracts, negligence, breach of contract, fraud, employment, consumer protection and other statutory claims asserted in connection with alleged acts or occurrences at owned, franchised or managed properties or in relation to guest reservations and bookings.

        Wyndham Hotels records an accrual for legal contingencies when it determines, after consultation with outside counsel, that it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In making such determinations, Wyndham Hotels evaluates, among other things, the degree of probability of an unfavorable outcome and, when it is probable that a liability has been incurred, its ability to make a reasonable estimate of loss. Wyndham Hotels reviews these accruals each reporting period and makes revisions based on changes in facts and circumstances including changes to its strategy in dealing with these matters.

        Wyndham Hotels believes that it has adequately accrued for such matters with reserves of $3 million and $2 million as of December 31, 2017 and 2016, respectively. For matters not requiring accrual, Wyndham Hotels believes that such matters will not have a material effect on its results of operations, financial position or cash flows based on information currently available. However, litigation is inherently unpredictable and, although Wyndham Hotels believes that its accruals are adequate and/or that it has valid defenses in these matters, unfavorable results could occur. As such, an adverse outcome from such proceedings for which claims are awarded in excess of the amounts accrued, if any, could be material to Wyndham Hotels with respect to earnings and/or cash flows in any given reporting period. As of December 31, 2017, the potential exposure resulting from adverse outcomes of such legal proceedings could, in the aggregate, range up to $10 million in excess of recorded accruals. However, Wyndham Hotels does not believe that the impact of such litigation will result in a material liability to Wyndham Hotels in relation to its combined financial position or liquidity.

Guarantees/Indemnifications

Standard Guarantees/Indemnifications

        In the ordinary course of business, Wyndham Hotels enters into agreements that contain standard guarantees and indemnities whereby Wyndham Hotels indemnifies another party for specified breaches of or third-party claims relating to an underlying agreement. The various underlying agreements generally govern purchases, sales or outsourcing of products or services, leases of real estate, licensing of software. While a majority of these guarantees and indemnifications extend only for the duration of the underlying agreement, some survive the expiration of the agreement. Wyndham Hotels is not able to estimate the maximum potential amount of future payments it may be required to make under these guarantees and indemnifications as the triggering events are not predictable.

Hotel Management Guarantees

        From time to time, Wyndham Hotels may enter into a hotel management agreement that provides the hotel owner with a guarantee of a certain level of profitability based upon various metrics. Under such an agreement, Wyndham Hotels would be required to compensate such hotel owner for any profitability shortfall over the life of the management agreement up to a specified aggregate amount. For certain agreements, Wyndham Hotels may be able to recapture all or a portion of the shortfall payments in the event that future operating results exceed targets. The original terms of Wyndham Hotels' existing guarantees range from eight to ten years. As of December 31, 2017, the maximum potential amount of future payments that may be made under these guarantees was $116 million with a combined annual cap of $27 million. These guarantees have a remaining life of three to seven years with a weighted average life of approximately five years.

        In connection with such performance guarantees, Wyndham Hotels maintained a liability of $23 million, as of December 31, 2017, of which $16 million was included in other non-current liabilities and

$7 million was included in accrued expenses and other current liabilities on its Combined Balance Sheet. As of December 31, 2017, Wyndham Hotels also had a corresponding $12 million asset related to these guarantees, of which $1 million was included in other non-current assets and $11 million was included in other current assets on its Combined Balance Sheet. As of December 31, 2016, Wyndham Hotels maintained a liability of $24 million, of which $17 million was included in other non-current liabilities and $7 million was included in accrued expenses and other current liabilities on its Combined Balance Sheet. As of December 31, 2016, Wyndham Hotels also had a corresponding $32 million asset related to the guarantees, of which $28 million was included in other non-current assets and $4 million was included in other current assets on its Combined Balance Sheet. Such assets are being amortized on a straight-line basis over the life of the agreements. The amortization expense for the assets noted above was $2 million during 2017 and $4 million during both 2016 and 2015.

        For guarantees subject to recapture provisions, Wyndham Hotels had a receivable of $41 million as of December 31, 2017, which was included in other non-current assets on its Combined Balance Sheet. As of December 31, 2016, Wyndham Hotels had a receivable of $36 million, which was included in other non-current assets on its Combined Balance Sheet. Such receivables were the result of payments made to date by the Company that are subject to recapture and which Wyndham Hotels believes will be recoverable from future operating performance.

14. Stock-Based Compensation

        Wyndham Worldwide maintains a stock-based compensation plan (the "Stock Plan") for the benefit of its officers, directors and employees. The following disclosures represent the portion of the Stock Plan expenses attributable to Wyndham Hotels employees. All share-based compensation awards granted under the Stock Plan relate to Wyndham Worldwide common stock. As such, all related equity account balances are reflected in the Wyndham Worldwide's Consolidated Statements of Equity and have not been reflected in Wyndham Hotels' Combined Financial Statements.

Incentive Equity Awards Granted by Wyndham Worldwide

        The activity related to incentive equity awards granted by Wyndham Worldwide to Wyndham Hotels employees for the year ended December 31, 2017 consisted of the following:

	RSUs			PSUs
	Number of RSUs		Weighted Average Grant Price	Number of PSUs		Weighted Average Grant Price
Balance as of December 31, 2016	0.3		$75.91	0.1		$77.75
Granted(a)	0.2		83.75	—
Vested/exercised	(0.1)		74.16	—
Cancellations	(0.1)		78.69	—

Balance as of December 31, 2017	0.3	(b)(c)	$79.96	0.1	(d)	$81.05

(a)
Primarily represents awards granted by Wyndham Worldwide on February 28, 2017.
(b)
Aggregate unrecognized compensation expense related to restricted stock units ("RSUs") was $18 million as of December 31, 2017, which is expected to be recognized over a weighted average period of 2.5 years.
(c)
Approximately 0.3 million RSUs outstanding as of December 31, 2017 are expected to vest over time.
(d)
Maximum aggregate unrecognized compensation expense related to performance vested restricted stock units ("PSUs") was $3 million as of December 31, 2017, which is expected to be recognized over a weighted average period of 1.8 years.

Stock-Based Compensation Expense

        Under the Stock Plan, Wyndham Worldwide awarded RSUs and PSUs to certain employees. Stock-based compensation expense for these awards amounted to $11 million, $10 million and $9 million for the years ended December 31, 2017, 2016 and 2015, respectively. In August 2017, in conjunction with the proposed spin-off of the hotel franchising business, the Wyndham Worldwide board of directors approved certain modifications to the incentive equity awards granted by Wyndham Worldwide which modifications are contingent upon the completion of the proposed spin-off.

15.   Segment Information

        The reportable segments presented below represent Wyndham Hotels' operating segments for which separate financial information is available and is utilized on a regular basis by its chief operating decision maker to assess performance and allocate resources. In identifying its reportable segments, Wyndham Hotels also considers the nature of services provided by its operating segments. Management evaluates the operating results of each of its reportable segments based upon net revenues and "Adjusted EBITDA", which is defined as net income excluding interest expense, depreciation and amortization, impairment charges, restructuring and related charges, contract termination costs, transaction-related costs (acquisition-, disposition-, or separation-related), stock-based compensation expense, early extinguishment of debt costs and income taxes. Wyndham Hotels believes that Adjusted EBITDA is a useful measure of performance for its industry segments which, when considered with U.S. GAAP measures, Wyndham Hotels believes gives a more complete understanding of its operating performance. Wyndham Hotels' presentation of Adjusted EBITDA may not be comparable to similarly-titled measures used by other companies.

Year Ended or as of December 31, 2017

	Hotel Franchising	Hotel Management	Corporate and Other(*)	Total
Net revenues	$964	$383	$—	$1,347
Adjusted EBITDA	414	21	(40)	395
Depreciation and amortization	59	16	—	75
Segment assets	1,713	399	10	2,122
Capital expenditures	35	11	—	46

Year Ended or as of December 31, 2016

	Hotel Franchising	Hotel Management	Corporate and Other(*)	Total
Net revenues	$924	$388	$—	$1,312
Adjusted EBITDA	394	26	(39)	381
Depreciation and amortization	58	15	—	73
Segment assets	1,549	426	8	1,983
Capital expenditures	30	12	—	42

Year Ended or as of December 31, 2015

	Hotel Franchising	Hotel Management	Corporate and Other(*)	Total
Net revenues	$912	$389	$—	$1,301
Adjusted EBITDA	366	28	(41)	353
Depreciation and amortization	54	13	—	67
Segment assets	1,547	405	7	1,959
Capital expenditures	35	16	—	51

(*)
Includes the elimination of transactions between segments.

        Provided below is a reconciliation of Net income to Adjusted EBITDA.

	Year Ended December 31,
	2017	2016	2015
Net income	$243	$172	$149
Provision for income taxes	12	115	100
Depreciation and amortization	75	73	67
Interest expense, net	6	1	1
Stock-based compensation	11	10	9
Separation-related costs	3	—	—
Transaction-related	3	1	3
Restructuring	1	2	3
Impairment	41	—	7
Contract termination costs	—	7	14

Adjusted EBITDA	$395	$381	$353

        The geographic segment information provided below is classified based on the geographic location of Wyndham Hotels' subsidiaries.

	United States	All Other Countries	Total
Year Ended or As of December 31, 2017
Net revenues	$1,127	$220	$1,347
Net long-lived assets	1,431	185	1,616
Year Ended or As of December 31, 2016
Net revenues	$1,107	$205	$1,312
Net long-lived assets	1,332	204	1,536
Year Ended or As of December 31, 2015
Net revenues	$1,111	$190	$1,301
Net long-lived assets	1,365	130	1,495

16.   Restructuring, Impairments and Other Charges

        During 2017, Wyndham Hotels recorded $1 million of charges related to restructuring initiatives, primarily focused on realigning its brand operations. These initiatives resulted in a reduction of 12 employees. During 2017, Wyndham Hotels made $1 million of cash payments related to this initiative.

        During 2016, Wyndham Hotels recorded $3 million of charges related to restructuring initiatives, primarily focused on enhancing organizational efficiency and subsequently reversed $1 million in 2016.

These initiatives resulted in a reduction of 60 employees. During 2017, the Company paid its remaining liability with $1 million of cash payments.

        During 2015, Wyndham Hotels recorded $4 million of charges related to restructuring initiatives, primarily focused on a realignment of brand services and call center operations and subsequently reversed $1 million in 2015. These initiatives resulted in a reduction of 295 employees.

        The activity associated with all of Wyndham Hotels' restructuring plans is summarized by category as follows:

		2015 Activity
	Liability as of December 31, 2014					Liability as of December 31, 2015
		Costs Recognized	Cash Payments	Other
Personnel-related	$3	$4	$4	$(1)	*	$2

		2016 Activity
						Liability as of December 31, 2016
	Liability as of December 31, 2015	Costs Recognized	Cash Payments	Other
Personnel-related	$2	$3	$3	$(1)	*	$1

		2017 Activity
	Liability as of December 31, 2016				Liability as of December 31, 2017
		Costs Recognized	Cash Payments	Other
Personnel-related	$1	$1	$2	$—	$—

*
Represents reversal of charges.

Impairments

        During 2017, Wyndham Hotels recorded $41 million of non-cash impairment charges, of which $25 million was for a write-down of a guarantee asset and a development advance note receivable related to a hotel management agreement, and $16 million was primarily related to a partial write-down of management agreement assets. Such amount is recorded within impairment expense on the Combined Statement of Income.

        During 2015, Wyndham Hotels recorded a $7 million non-cash impairment charge, all of which was within the hotel franchising business and related to the write-down of terminated in-process technology projects resulting from the decision to outsource its reservation system to a third-party partner. Such charge is recorded within asset impairments on the Combined Statement of Income.

Other Charges

        During 2017, Wyndham Hotels recorded a $20 million write-down of property and equipment related to damage sustained from Hurricane Maria at its owned Rio Mar hotel in Puerto Rico. The property damage is fully recoverable through insurance coverage and as such, Wyndham Hotels did not incur a loss on the damage. Wyndham Hotels has received $11 million of cash insurance recoveries during 2017, which is reported in investing activities within the Combined Statement of Cash Flows, and has a $9 million receivable reported in other current assets on the Combined Balance Sheet as of December 31, 2017.

        During 2016, Wyndham Hotels recorded a $7 million charge related to the termination of a management contract. Such loss is recorded within operating expenses on the Combined Statement of Income.

        During 2015, Wyndham Hotels recorded a $14 million charge relating to the termination of a management contract. Such loss is recorded within operating expenses on the Combined Statement of Income.

17.   Related Party Transactions

Wyndham Worldwide

        Wyndham Hotels has a number of existing arrangements whereby the Parent has provided services to Wyndham Hotels. In connection with the spin-off, Wyndham Hotels will enter into agreements with Wyndham Worldwide and others that have either not existed historically, or that may be on different terms than the terms of the arrangement or agreements that existed prior to the spin-off. These Combined Financial Statements do not reflect the effect of these new and/or revised agreements.

Cash Management

        The Parent uses a centralized cash management process. The majority of Wyndham Hotels' daily cash receipts are transferred to the Parent and the Parent funds Wyndham Hotels' operating and investing activities as needed. Accordingly, the cash and cash equivalents held by the Parent were not allocated to Wyndham Hotels for any of the periods presented. Wyndham Hotels reflects transfers of cash between the Company and the Parent as a component of Due from the Parent, net on its Combined Balance Sheets.

Net Parent Transfers

        The components of net transfers from (to) Parent in the Combined Statements of Parent's Net Investment were as follows:

	Year Ended December 31,
	2017	2016	2015
Cash pooling and general financing activities	$(227)	$(390)	$(304)
Indirect general corporate overhead allocations	35	34	37
Corporate allocations shared services	29	29	30
Stock-based compensation allocations	11	10	9
Income taxes	93	78	72

Net transfers (to) Parent	$(59)	$(239)	$(156)

Debt Due to Parent

        Wyndham Hotels had $184 million and $174 million of outstanding borrowings from the Parent as of December 31, 2017 and 2016, respectively. See Note 11—Debt Due to Parent for further detail.

Services Provided by the Parent

        Wyndham Hotels' combined financial statements include costs for services provided to us by the Parent and services that the Parent provides to the Company including, but not limited to, information technology support, financial services, human resources and other shared services. Historically, these costs were charged to Wyndham Hotels on a basis determined by the Parent to reflect a reasonable allocation of actual costs incurred to perform the services. During the years ended December 31, 2017, 2016, and 2015, Wyndham Hotels was charged $29 million, $29 million and $30 million, respectively, for such services, which were included in Operating and General and administrative expenses in Wyndham Hotels' Combined Statements of Income.

        Additionally, the Parent allocated indirect general corporate overhead costs to Wyndham Hotels for certain functions and services provided, including, but not limited to, executive facilities, shared service technology platforms, finance and other administrative support. Accordingly, the Company recorded $35 million, $34 million and $37 million of expenses for indirect general corporate overhead from the Parent for the years ended December 31, 2017, 2016 and 2015, respectively, which are included in General and administrative within its Combined Statements of Income.

        These allocations may not, however, reflect the expense Wyndham Hotels would have incurred as an independent, publicly traded company for the periods presented. Actual costs that may have been incurred had Wyndham Hotels been a stand-alone company would depend on a number of factors, including the chosen organizational structure, the functions Wyndham Hotels might have performed itself or outsourced and strategic decisions Wyndham Hotels might have made in areas such as information technology and infrastructure. Following the spin-off, Wyndham Hotels will perform these functions using its own resources or purchased services from either the Parent or third parties. For an interim period some of these functions will continue to be provided by the Parent under a transition services agreement.

Insurance

        The Parent provides us with insurance coverage for general liability, property, business interruption and other risks with respect to business operations and charges us a fee based on estimates of claims. Wyndham Hotels was charged $3 million for insurance during each of the years ended December 31, 2017, 2016 and 2015, which was included in the Combined Statements of Income.

Defined Contribution Benefit Plans

        The Parent administers and maintains domestic defined contribution savings plans and a domestic deferred compensation plan that provide eligible employees of Wyndham Hotels an opportunity to accumulate funds for retirement. Wyndham Worldwide matches the contributions of participating employees on the basis specified by each plan. Wyndham Hotels' cost for these plans was $6 million during 2017 and $5 million during both 2016 and 2015.

18.   Subsequent Events

La Quinta Acquisition

        In January 2018, Wyndham Worldwide Corporation entered into an agreement with La Quinta Holdings Inc., ("La Quinta") to acquire its hotel franchising and management business for $1.95 billion in cash. The acquisition is expected to close in the second quarter of 2018, subject to customary closing conditions, including the receipt of approval from the La Quinta stockholders. Under the terms of the agreement, Wyndham Worldwide will use a portion of its purchase price to repay approximately $715 million of La Quinta's debt and to set aside a reserve of $240 million for estimated taxes expected to be incurred by La Quinta in connection with its taxable spin-off of its owned real estate assets into a separate entity.

        The acquisition of La Quinta's asset-light, fee-for-service business consisting of nearly 900 managed and franchised hotels will expand Wyndham Hotels' portfolio to 21 brands and over 9,000 hotels across more than 80 countries. This acquisition is consistent with Wyndham Hotels' strategy to expand its position in the midscale and upper midscale segments of the hotel industry, expand its international footprint and further grow its managed hotel network.

        Wyndham Worldwide Corporation obtained $2.0 billion of funding commitments in connection with the La Quinta acquisition, which expire in January 2019.

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of Wyndham Worldwide Corporation

Opinion on the Financial Statement

We have audited the accompanying balance sheet of Wyndham Hotels & Resorts, Inc. (the "Corporation") as of December 31, 2017 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Corporation as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Corporation's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Corporation is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP
Parsippany, New Jersey
February 5, 2018
We have served as the Corporation's auditor since 2018.

WYNDHAM HOTELS & RESORTS, INC.
BALANCE SHEET

December 31, 2017
Assets
Accounts receivable	$1

Total assets	$1

Liabilities and Stockholder's Equity
Commitments and contingencies
Equity:
Common stock, par value $0.01 per share, 1,000 shares authorized, 100 issued and outstanding	$1

Total stockholder's equity	1

Total Liabilities and Stockholder's Equity	$1

See notes to balance sheet.

WYNDHAM HOTELS & RESORTS, INC.
NOTES TO BALANCE SHEET

1.     Organization

        Wyndham Hotels and Resorts, Inc. (the "Corporation") was incorporated as a Delaware corporation on October 24, 2017. Pursuant to a reorganization, the Corporation will become a holding corporation whose assets are expected to include all of the outstanding equity interest of Wyndham Hotels & Resorts Businesses. The Corporation will, through Wyndham Hotels & Resorts Businesses, continue to conduct the business now conducted by such entities.

2.     Summary of Significant Accounting Policies

        The balance sheet has been prepared in accordance with accounting principles generally accepted in the United States of America. Separate statements of operations, changes in stockholder's equity and cash flows have not been presented in the financial statements because there have been no activities in this entity during the period from October 24, 2017 (date of inception) and December 31, 2017.

3.     Stockholder's Equity

        The Corporation is authorized to issue 1,000 shares of common stock, par value $0.01 per share ("Common Stock"). Under the Corporation's certificate of incorporation in effect as of October 24, 2017, all shares of Common Stock are identical. The Corporation has issued 100 shares of Common Stock in exchange for $1.00, all of which were held by Wyndham Worldwide Corporation at December 31, 2017.

INDEPENDENT AUDITORS' REPORT

To New La Quinta:

We have audited the accompanying combined financial statements of Lodge Holdco II LLC and its related subsidiaries, and LQ Management LLC and its related subsidiaries (collectively referred to as the "Company" or "New La Quinta"), wholly owned subsidiaries of La Quinta Holdings Inc., which comprise the balance sheets as of December 31, 2017 and 2016, and the related statements of operations, changes in equity, and cash flows for each of the three years in the period ended December 31, 2017, and the related notes to the combined financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of New La Quinta as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017 in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As discussed in Note 1 to the combined financial statements, the accompanying combined financial statements were prepared from the separate records maintained by La Quinta Holdings Inc. and may not necessarily be indicative of the conditions that would have existed or the results of operations if New La Quinta had been operated as an unaffiliated entity. Portions of certain income and expenses represent allocations made from La Quinta Holdings Inc. applicable to New La Quinta as a whole. Our opinion is not modified with respect to this matter.

/s/ Deloitte & Touche LLP

Dallas, Texas

March 9, 2018

New La Quinta
Combined Balance Sheets
As of December 31, 2017 and December 31, 2016

	2017	2016
	(in thousands)
ASSETS
Current Assets:
Cash and cash equivalents	$122,571	$152,521
Accounts receivable, net of allowance for doubtful accounts of $1,393 and $1,094	24,059	24,711
Other current assets	5,856	6,227

Total Current Assets	152,486	183,459

Property and equipment, net of accumulated depreciation	48,597	35,026
Intangible assets, net of accumulated amortization	170,978	171,645
Other non-current assets	28,408	3,071

Total Non-Current Assets	247,983	209,742

Total Assets	$400,469	$393,201

LIABILITIES AND EQUITY
Current Liabilities:
Accounts payable	$25,608	$29,715
Accrued expenses and other liabilities	31,872	37,810
Accrued payroll and employee benefits	52,113	38,467

Total Current Liabilities	109,593	105,992

Other long-term liabilities	13,209	11,177
Deferred tax liabilities	18,990	29,152

Total Liabilities	141,792	146,321

Commitments and Contingencies
Equity:
Affiliate investment	258,677	246,880

Total Equity	258,677	246,880

Total Liabilities and Equity	$400,469	$393,201

The accompanying notes are an integral part of these combined financial statements.

New La Quinta
Combined Statements of Operations
For the years ended December 31, 2017, 2016 and 2015

	2017	2016	2015
	(in thousands)
REVENUES:
Franchise and other revenues	$97,879	$95,603	$91,746
Management fee revenue	20,916	21,803	22,615

	118,795	117,406	114,361
Brand program revenues	147,590	143,662	144,065
Cost reimbursement revenues	363,514	367,817	364,274

Total Revenues	629,899	628,885	622,700
OPERATING EXPENSES:
Selling, general and administrative expenses	214,925	194,091	198,641
Depreciation and amortization	4,461	4,457	4,488

	219,386	198,548	203,129
Cost reimbursement expense	363,514	367,817	364,274

Total Operating Expenses	582,900	566,365	567,403

Operating Income	46,999	62,520	55,297
OTHER INCOME:
Other income	999	195	128

Total Other Income	999	195	128

Income Before Income Taxes	47,998	62,715	55,425
Income tax expense	(15,013)	(23,032)	(22,417)

NET INCOME	$32,985	$39,683	$33,008

The accompanying notes are an integral part of these combined financial statements.

New La Quinta
Combined Statements of Changes in Equity
For the years ended December 31, 2017, 2016 and 2015

(in thousands)
Balance as of January 1, 2015	$261,620

Net income	33,008
Net distribution to affiliate	(76,932)

Balance as of December 31, 2015	$217,696

Net income	39,683
Net distribution to affiliate	(10,499)

Balance as of December 31, 2016	$246,880

Net income	32,985
Net distribution to affiliate	(21,188)

Balance as of December 31, 2017	$258,677

The accompanying notes are an integral part of these combined financial statements

New La Quinta
Combined Statements of Cash Flows
For the years ended December 31, 2017, 2016 and 2015

	2017	2016	2015
	(in thousands)
Cash flows from operating activities:
Net income	$32,985	$39,683	$33,008
Adjustment to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,461	4,457	4,488
Amortization of intangible assets	667	732	938
Amortization of deferred costs	445	318	326
Write off of deferred costs	—	—	18
Equity based compensation	11,878	10,475	16,249
Deferred taxes	13,908	22,199	20,166
Provision for doubtful accounts	466	238	648
Changes in assets and liabilities:
Accounts receivable	209	(6,180)	(2,631)
Other current assets	371	3,745	(4,568)
Other non-current assets	(23,915)	(20)	10
Accounts payable	(2,902)	5,781	4,230
Accrued payroll and employee benefits	13,646	7,549	(4,278)
Accrued expenses and other liabilities	(5,961)	(60)	(472)
Other long-term liabilities	2,032	1,321	1,166

Net cash provided by operating activities	48,290	90,238	69,298
Cash flows from investing activities:
Capital expenditures	(23,032)	(17,808)	(10,231)
Payment of franchise incentives	(1,867)	(1,938)	(30)
Change in other non-current assets	—	—	1,000

Net cash used in investing activities	(24,899)	(19,746)	(9,261)
Cash flows from financing activities:
(Distributions) contributions (to) from affiliate	(53,341)	1,371	(63,611)

Net cash provided by (used in) financing activities	(53,341)	1,371	(63,611)

Increase (decrease) in cash and cash equivalents	(29,950)	71,863	(3,574)
Cash and cash equivalents at the beginning of the year	152,521	80,658	84,232

Cash and cash equivalents at the end of the year	$122,571	$152,521	$80,658

SUPPLEMENTAL CASH FLOW INFORMATION:
Income taxes paid during the year, net of refunds	$21,676	$9,793	$12,203

SUPPLEMENTAL NON-CASH DISCLOSURE:
Contributions (distributions) from (to) affiliate	$20,275	$(22,345)	$(29,570)

Capital expenditures included in accounts payable	$149	$1,354	$28

The accompanying notes are an integral part of these combined financial statements

New La Quinta
Notes to Combined Financial Statements
For the years ended December 31, 2017, 2016 and 2015

NOTE 1.  ORGANIZATION AND BASIS OF PRESENTATION

        New La Quinta ("we," "us," "our" or the "Company") is a nationwide lodging management and franchising company for select service hotels located predominantly in the United States ("U.S.") and primarily serving the upper-midscale and midscale segments.

Our Spin from La Quinta Holdings Inc.

        On January 18, 2017, La Quinta Holdings Inc. ("Holdings," and together with its consolidated subsidiaries, "La Quinta") announced a plan to spin all of La Quinta's ownership business (the "Spin") to stockholders as a separate, publicly traded company, CorePoint Lodging Inc. ("CorePoint"). We expect the Spin transaction will be effected through a pro rata distribution of CorePoint stock to existing La Quinta stockholders. Immediately following completion of the Spin, La Quinta stockholders will own 100 percent of the outstanding shares of CorePoint common stock. After the Spin, CorePoint will operate as an independent, publicly traded company.

        Notwithstanding the legal form of the Spin, for accounting and financial reporting purposes, New La Quinta is presented in these financial statements as being spun from CorePoint (a "reverse spin"). This presentation is in accordance with U.S. generally accepted accounting principles and is primarily a result of the relative significance of CorePoint's business to La Quinta's business, as measured in terms of revenues, profits, and assets.

        The historical financial information of New La Quinta, including such information presented in these combined financial statements, will reflect the financial information of the lodging management and franchising business of La Quinta as historically operated within the consolidated Company and includes certain income and expense allocations.

        On January 17, 2018, Holdings and Wyndham Worldwide Corporation ("Wyndham Worldwide") entered into a definitive agreement (the "Merger Agreement") under which Wyndham Worldwide will acquire New La Quinta for $1.95 billion in cash (the "Merger"). The acquisition is expected to close in the second quarter of 2018.

        The boards of directors of each of Wyndham Worldwide and Holdings have approved the Merger Agreement. The Merger is subject to the approval of Holdings' stockholders, the completion of a reverse stock split and the Spin and certain customary conditions.

        New La Quinta manages and has franchise agreements covering the hotels owned by CorePoint (the "CorePoint Hotels") and operating under the La Quinta brand and similar agreements will be in place post-Merger. We also franchise hotels under the La Quinta brand with third party franchised hotels ("Franchised" hotels) currently operating in the U.S., Canada, Mexico, Honduras and Colombia. All new franchised hotels operate as La Quinta Inn & Suites in the U.S. and Canada and LQ Hotel in Mexico and in Central and South America. As of December 31, 2017, 2016 and 2015, total hotels, and the approximate number of associated rooms were as follows:

	December 31, 2017		December 31, 2016		December 31, 2015
	# of hotels	# of rooms	# of hotels	# of rooms	# of hotels	# of rooms
CorePoint Hotels	317	40,600	322	41,200	341	43,600
Franchised	585	47,800	566	46,000	545	43,900

Totals	902	88,400	888	87,200	886	87,500

        Our earnings are primarily derived from fees earned under various license, franchise and management agreements. Our franchise agreement grants a franchisee the right to use certain names, designs, logos, and symbols in the operation of their hotel, for which the Company is paid royalties and other fees. During the initial term of a franchise agreement, which is up to 20 years, the Company provides a franchisee with access to its reservation system, property management systems, system manuals, guidance, and assistance in order to maintain standards of operations consistent with those of other La Quinta Inn, La Quinta Inn & Suites, and LQ Hotel facilities. Our management agreements provide for us to earn a fee for providing all activities necessary for the operation of the hotels, including establishing room rates, processing reservations and providing all hotel employees.

Basis of Presentation and Use of Estimates

        The accompanying combined financial statements represent the financial position and results of operations of entities to be held by the Company after the Spin that have historically been under common control of Holdings. The combined financial statements were prepared on a carve-out basis and reflect significant assumptions and allocations. The combined financial statements reflect our historical financial position, results of operations and cash flows, in conformity with U.S. generally accepted accounting principles ("U.S. GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amount reported and accordingly, ultimate results could differ from those estimates. All intercompany transactions have been eliminated in the combined financial statements.

        The accompanying combined financial statements were prepared from the separate records maintained by Holdings and may not necessarily be indicative of the conditions that would have existed or the results of operations if New La Quinta had been operated as an unaffiliated entity. Portions of certain income and expenses represent allocations made from Holdings applicable to New La Quinta as a whole.

        The combined statements of operations include allocations of corporate general and administrative expenses from La Quinta on the basis of financial and operating metrics that La Quinta has historically used to allocate resources and evaluate performance against its strategic objectives. However, the allocations may not include all of the actual expenses that would have been incurred by the Company and may not reflect its combined results of operations, financial position and cash flows had it been a stand-alone company during the periods presented. It is not practicable to estimate actual costs that would have been incurred had New La Quinta been a standalone company during the periods presented. Actual costs that might have been incurred had we been a stand-alone company would depend on a number of factors, including the organizational structure, what functions we might have performed ourselves or outsourced and strategic decisions we might have made in areas such as information technology and infrastructure.

NOTE 2.  SIGNIFICANT ACCOUNTING POLICIES AND RECENTLY ISSUED ACCOUNTING STANDARDS

        Revenue Recognition—Revenues primarily consist of franchise fees and other fees and management fees. We defer a portion of our revenue from franchisees at the time the franchise agreement is signed and recognize the remainder upon hotel opening.

        Unless otherwise noted, we recognize revenue, including revenue related to cost reimbursements, on a gross basis because we (1) are the primary obligor in these arrangements, (2) have latitude in establishing rates, (3) perform the services delivered, (4) have some discretion over supplier selection, and (5) determine the specification of services delivered.

        Included in franchise and other fee-based revenues are franchise fee revenues, which primarily consist of revenues from franchisees for application and initial fees, royalty, and other miscellaneous fees. Other miscellaneous fees are collected as one time and ongoing services are performed. The different types of franchise fee revenues are described as follows:

  •
  Upon execution of a franchise agreement, a franchisee is required to pay us an initial fee. We recognize the initial fee as revenue when substantial performance of our obligations to the franchisee with respect to the initial fee has been achieved. In most cases, the vast majority of the initial fee is recognized as revenue when each franchise agreement is signed as, after that date, our remaining obligations to the franchisee are limited to (1) pre-opening inspections, for which we defer $2,500 and (2) if mandated by us or agreed to with the franchisee, preopening training and marketing support related to entry into the La Quinta brand, for which we defer $5,000. These amounts represent an estimate of the value provided to the franchisee related to the services provided, and are based on our experience with time, materials, and third-party costs necessary to provide these services. We recognize the remaining deferred initial fee as revenue when the franchised property opens as the remaining service obligations have been fulfilled.

  •
  For franchise agreements entered into prior to April 1, 2013, we collect a monthly royalty fee from franchisees generally equal to 4.0% of their gross room revenues until the franchisee has operated as a La Quinta hotel for twenty-four consecutive months. Beginning in the twenty-fifth month of operation, the franchisee monthly royalty fee increases to 4.5%. Pursuant to franchise agreements entered into with new U.S. franchisees on or after April 1, 2013, we collect a royalty fee from franchisees equal to 4.5% of their gross room revenues until the franchisee has operated as a La Quinta hotel for twenty-four consecutive months. Beginning in the twenty-fifth month of operation, the franchisee monthly royalty fee increases to 5.0%. In each of these cases, the franchisee has the opportunity to earn the additional 0.5% back via rebate by achieving certain defined customer satisfaction results. Pursuant to franchise agreements entered into with franchisees outside of the U.S. on or after April 1, 2013, we generally collect a royalty fee from franchisees equal to 4.5% of their gross room revenues throughout the term and do not offer a rebate. Additionally, the franchise agreements for the CorePoint Hotels provide for a royalty fee equal to 4.5% of their gross room revenues throughout the term and do not offer a rebate.

        Under the management agreements with the CorePoint Hotels, we receive agreed-upon fees for various services that we provide to support the operations of the hotels. The terms of the management agreements include a management fee calculated as 2.5% of gross hotel operating revenues.

        Cost reimbursements include payroll and related costs, certain other operating costs, and other expenses associated with operating the hotels that are directly reimbursed to us by the CorePoint Hotels pursuant to the terms of the management agreements.

        Brand program revenues from franchised properties represent fees collected from franchised hotels related to maintaining our Brand Marketing Fund ("BMF"), customer loyalty program La Quinta Returns ("Returns") fees, reservation fees, information technology and other fees.

        We maintain the BMF on behalf of all La Quinta branded hotel properties, from which national marketing and advertising campaign expenses are paid. Each La Quinta branded hotel is charged 2.5% of its gross room revenues. Returns fees are 5.0% of gross room revenue from a qualifying stay. Reservation fees are 2.0% of the franchisee's gross room revenues.

        Cash and cash equivalents—We consider all cash on hand, demand deposits with financial institutions, and short-term highly liquid investments with original maturities of three months or less to be cash equivalents. Cash and cash equivalents consist of highly liquid investments that are stated at cost, which approximates fair market value. Certain balances in cash and cash equivalents exceed the Federal Deposit Insurance Corporation limit of $250,000; however, we believe credit risk related to these deposits is minimal.

        Accounts receivable—Accounts receivable primarily consists of receivables due from franchisees. Accounts receivable are carried at estimated collectable amounts. We periodically evaluate our receivables for collectability based on historical experience, the length of time receivables are past due, and the general economy. We provide an allowance for doubtful accounts, after considering factors that might affect the collection of accounts receivable, including historical losses and the ability of the party to meet its obligations to us. Accounts receivable are written off when determined to be uncollectible.

        Property and equipment—Property and equipment are stated at cost less accumulated depreciation computed using a straight-line method over the estimated useful life of each asset. Property and equipment consists of the following, along with associated estimated useful lives:

Furniture, fixtures and equipment	2 to 10 years
Leasehold improvements	shorter of the lease term or the estimated useful life

        We periodically review the useful lives of our long-lived assets based on current assessments of the remaining utility of our assets. Such changes are accounted for prospectively and would either increase or decrease depreciation expense in the accompanying combined statements of operations.

        Normal maintenance and repair costs are expensed as incurred. When depreciable property is retired or disposed, the related cost and accumulated depreciation or amortization is removed from the applicable accounts and any gain or loss is reflected in the accompanying combined statements of operations.

        Valuation and impairment of long-lived assets—We review the performance of long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For each asset or group of assets held for use with indicators of impairment, we compare the sum of the expected future cash flows (undiscounted and without interest charges) generated by the asset or group of assets with its associated net carrying value. If the net carrying value of the asset or group of assets exceeds expected undiscounted future cash flows, the excess of the net book value over estimated fair value is charged to impairment loss in the accompanying combined statements of operations.

        Fair value measurements—Fair value is defined as the price that would be received to sell an asset or pay to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. In evaluating the fair value of both financial and non-financial assets and liabilities, we use the accounting guidance that establishes a fair value hierarchy, which prioritizes the inputs used in measuring fair value into three broad levels, which are as follows:

  •
  Level 1—Quoted prices in active markets for identical assets or liabilities.

  •
  Level 2—Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Valuations in this category are inherently less reliable than quoted market prices due to the degree of subjectivity involved in determining appropriate methodologies and the applicable underlying observable market assumptions.

  •
  Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. These inputs cannot be validated by readily determinable market data and generally involve considerable judgment by management.

        We use the highest level of observable market data if such data is available without undue cost and effort.

        Intangible assets—Intangible assets consist of trademarks and franchise agreements. Owned trademarks (i.e. "La Quinta," "LQ," "Returns," "LQ Hotel," and the sunburst Q symbol) are not amortized but are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The franchise agreements have a definite life and are amortized on a straight-line basis over their estimated useful lives, which ranges from 3 to 20 years.

        Insurance and self-insurance programs—We purchase insurance to limit the risk of loss associated with our management operations and use paid loss retrospective insurance for exposures covered under commercial general liability, automobile liability, and workers' compensation insurance policies. Predetermined loss deductibles and self-insured retentions and liability limits have been selected to limit the per occurrence cash outlay.

        We have a self-insurance program for major medical and hospitalization coverage offered to employees and their dependents that is partially funded by payroll deductions from our employees. Under the self-insurance program, payments for major medical and hospitalization to individual participants which are below specified deductible amounts are paid by us through a third party administrator.

        As of December 31, 2017 and December 31, 2016, we accrued the following liabilities related to these insurance programs:

	December 31, 2017	December 31, 2016
	(in thousands)
Automobile and general liability insurance	14,410	21,219
Workers' compensation	10,880	10,575
Health insurance	1,709	1,350

	$26,999	$33,144

        The liability for automobile and general liability insurance is included in accrued expenses and other liabilities and the liability for workers' compensation and health insurance is included in accrued payroll and employee benefits in the accompanying combined balance sheets.

        Customer loyalty program—We administer Returns, which allows members to earn points based on certain dollars spent. Members may redeem points earned for free night certificates, gift cards, airline miles, and a variety of other awards. We account for the economic impact of points earned by accruing an estimate of its liability for unredeemed points. The expense related to this estimate includes the incremental cost of the stay at one of our hotels or the value of awards purchased from program partners. We estimate the future redemption obligation based upon historical experience, including an estimate of "breakage" for points that will never be redeemed. The estimate is based on a calculation that includes assumptions for the redemption rate, redemption type (whether for a free night certificate or other award), rate of redemption at franchised hotels and the number of points required per stay. The expenses of the Returns program included within selling, general and administrative expenses in the accompanying combined statements of operations.

        As of December 31, 2017 and December 31, 2016, the total liability for Returns points was approximately $18.9 million and $17.1 million, respectively, of which $6.5 million and $5.9 million are included in accrued expenses and other liabilities, representing the estimated points expected to be redeemed in the next year. The remainder is included within other long-term liabilities in the accompanying combined balance sheets.

        Actual financial results of the Returns program may vary from our estimate due primarily to variances from assumptions used in the calculation of the obligation for future redemptions and changes in member behavior. These variances are accounted for as changes in estimates and are charged to operations as they become known.

        Selling, general and administrative expenses—Selling, general and administrative includes expenses for marketing promotion and other advertising, and other general and administrative costs.

        Marketing, promotional, and other advertising expenses consist of BMF expenses, expenses related to other customer loyalty programs such as Returns, and other advertising expenses.

        Other general and administrative consist of items such as direct and indirect franchise and management costs and corporate operating expenses including information technology, software amortization, accounting, legal, human resources, and equity based compensation.

	2017	2016	2015
	(in thousands)
Marketing, promotional and other advertising	$105,423	$101,734	$101,144
Other general and administrative	109,502	92,357	97,497

Total	$214,925	$194,091	$198,641

        Advertising costs—We incur advertising costs associated with general promotion of the La Quinta brand and specific advertising and marketing support for our franchisees. We expense the production cost of advertising the first time the advertising is publicly displayed.

        For the years ended December 31, 2017, 2016 and 2015, we incurred $62.2 million, $60.0 million, and $62.5 million, respectively, in advertising and promotional expenses included within Selling, general and administrative expenses in the accompanying combined statements of operations.

        Equity Based Compensation—Expenses recorded in the income statement reflect an allocation of share based compensation to New La Quinta.

        We recognize the cost of services received in an equity based payment transaction with an employee as services are received and record either a corresponding increase in equity or a liability, depending on whether the instruments granted satisfy the equity or liability classification criteria.

        The measurement objective for equity awards is the estimated fair value at the grant date of the equity instruments that we are obligated to issue when employees have rendered the requisite service and satisfied any other conditions necessary to earn the right to benefit from the instruments. The compensation cost for an award classified as an equity instrument is recognized ratably over the requisite service period. The requisite service period is the period during which an employee is required to provide service in exchange for an award.

        Compensation cost for awards with performance conditions is recognized over the requisite service period if it is probable that the performance condition will be satisfied. If such performance conditions are not considered probable until they occur, no compensation expense for these awards is recognized.

        Income Taxes—The Company's operations are subject to U.S. federal, state and local, and foreign income taxes, and have historically been included in the La Quinta Holdings Inc. U.S. federal income tax return, along with certain state and local and foreign income tax returns. As a part of the Spin, the operations of CorePoint will no longer be included in the La Quinta Holdings Inc. U.S. federal income tax return and certain state and local income tax returns. In preparing its combined financial statements, the Company has determined the income tax provision for those operations that will remain in the La Quinta Holdings Inc. tax return on a separate return basis assuming that the Company had filed on a stand-alone basis, excluding CorePoint. The deferred tax balances were also determined on a separate return basis, however, any deferred tax assets attributable to net operating loss and federal tax credit carryovers have been adjusted to actual for each period presented since some portion, or all, of these tax attributes were previously utilized by La Quinta Holdings Inc. in its U.S. federal and certain state income tax returns. Similarly, the Company's federal and state income tax (payable) receivable has been adjusted to actual since La Quinta Holdings Inc. will continue to file a U.S. federal and certain state income tax returns and be liable for any tax obligations prior to the Spin. As a stand-alone entity, the Company's taxes payable, deferred taxes and effective tax rate may differ significantly from those in historical periods.

        We evaluate the probability of realizing the future benefits of deferred tax assets and provide a valuation allowance for the portion of any deferred tax assets where the likelihood of realizing an income tax benefit in the future does not meet the more-likely-than-not criteria for recognition.

        We recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. We accrue interest and, if applicable, penalties for any uncertain tax positions. Our policy is to classify interest and penalties as a component of income tax expense. The Company has open tax years dating back to 2010.

        The State of Texas imposes a margin tax of 0.75%, based on the prior year's Texas-sourced gross receipts. This tax is treated as an income tax and accrued in the accounting period in which the taxable gross receipts are recognized.

        We are required by certain foreign jurisdictions to have franchisees withhold, for income tax purposes, a percentage of revenues related to royalties and certain other revenues. For the years ended December 31, 2015 and December 31, 2016 and December 31, 2017, the withholding rate was between 10% and 33% depending upon the country, after the application of certain tax treaties between the U.S. and certain countries. These taxes are treated as an income tax and expensed in the period in which the taxable gross receipts are recognized.

        On December 22, 2017, the Tax Cuts and Jobs Act (the "Tax Act") was enacted into law and the new legislation contains several key tax provisions that affected us, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. We are required to recognize the effect of the tax law changes in the period of enactment, such as re-measuring our U.S. deferred tax assets and liabilities as well as reassessing the net realizability of our deferred tax assets and liabilities. In December 2017, the SEC staff issued Staff Accounting Bulletin No. 118, Income Tax Accounting Implications of the Tax Cuts and Jobs Act (SAB 118), which allows us to record provisional amounts during a measurement period not to extend beyond one year of the enactment date. Since the Tax Act was passed late in the fourth quarter of 2017, and ongoing guidance and accounting interpretation is expected over the next 12 months, we consider the deferred tax re-measurements and other items to be incomplete due to the forthcoming guidance and our ongoing analysis of final year-end data and tax positions. We expect to complete our analysis within the measurement period in accordance with SAB 118.

        Concentrations of credit risk and business risk—Financial instruments, which potentially subject us to concentrations of credit risk, consist principally of cash and cash equivalents. We utilize financial institutions that we consider to be of high credit quality and consider the risk of default to be minimal. We also monitor the credit-worthiness of our customers and financial institutions before extending credit or making investments.

        Lodging operations are particularly sensitive to adverse economic and competitive conditions and trends, which could adversely affect the Company's business, financial condition, and results of operations.

        Customer concentrations, which potentially subject us to concentrations of business risk, relate primarily to the amount of franchise and management fee revenue received from a single customer. CorePoint, formerly Holdings' Owned Hotels segment, owned 317 hotels at December 31, 2017, 322 hotels at December 31, 2016 and 341 hotels at December 31, 2015 that we operated under long-term management and franchise agreements. We recognized revenues, including franchise fees, management fees, brand program revenues and cost reimbursements revenue, of $484.6 million in the year ended December 31, 2017, $493.8 million in the year ended 2016, and $495.8 million in the year ended 2015 from those properties.

        Subsequent Events—The Company has evaluated all significant subsequent events after the balance sheets date of December 31, 2017 through March 9, 2018, which is the date the financial statements were available to be issued.

Newly Issued Accounting Standards

        In May 2017, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2017-09, Compensation-Stock Compensation (Topic 718): Scope of Modification Accounting. This update clarifies the changes to terms or conditions of a share-based payment award that require an entity to apply modification accounting. ASU 2017-09 is effective for annual reporting periods, and interim periods therein, beginning after December 15, 2017. Early application is permitted and prospective application is required. We do not expect the implementation of this guidance to have a material impact on our combined financial statements.

        In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, which provides guidance for evaluating whether certain transactions are to be accounted for as an acquisition (or disposal) of either a business or an asset. This standard is applied on a prospective basis. Early adoption is permitted for transactions occurring subsequent to the issuance of ASU 2017-01 and not reported in the financial statements. The guidance is effective for the interim and annual periods beginning after December 15, 2018, on a prospective basis, and earlier adoption is permitted for transactions occurring subsequent to the issuance of ASU 2017-01 and not reported in the financial statements. We do not anticipate the adoption of this guidance will have a material impact on our combined financial position, results of operations and related disclosures.

        In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which changes the methodology for measuring credit losses on financial instruments and the timing of when such losses are recorded. The guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2020. Early adoption is permitted for fiscal years, and interim periods within those years, beginning after December 15, 2018. Historically, credit losses have not been material to the Company. We are currently evaluating the impact of this guidance on our financial statements but do not expect the implementation of this guidance to have a material impact on our combined financial position and results of operations.

        In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires lessees to recognize on the balance sheet a right-of-use asset, representing its right to use the underlying asset for the lease term, and a lease liability for all leases with terms greater than 12 months. The guidance also requires qualitative and quantitative disclosures designed to assess the amount, timing, and uncertainty of cash flows arising from leases. The standard requires the use of a modified retrospective transition approach, which includes a number of optional practical expedients that entities may elect to apply. The guidance is effective for the interim and annual periods beginning after December 15, 2019. An early adoption is permitted. We are currently evaluating the impact of this guidance on our financial statements but do not expect the implementation of this guidance to have a material impact on our combined financial statements and related disclosures.

        In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). The new guidance on revenue from contracts with customers supersedes most previously existing revenue recognition guidance, including industry-specific guidance. The guidance is effective for the interim and annual periods beginning on or after December 15, 2018; early adoption is permitted for annual reporting periods beginning after December 15, 2016. The Company currently anticipates utilizing the modified retrospective method of adoption. Upon adoption, the accounting change is applied to the current period with the cumulative adjustment recorded to retained earnings. The prior period results will not be recast to reflect the new standard. The adoption of this new standard is not expected to have a significant impact on our 2019 operating results primarily due to the reversing effects from the cumulative adjustment recorded to retained earnings, as well as how we account for new franchise agreements.

        While we continue to complete our analysis of the possible impacts on our consolidated financial statements, ASC 606 is expected to impact either the amount or timing of revenue recognition as follows:

  1)
  Revenue related to our La Quinta Returns loyalty program will be recognized upon point redemption as opposed to when points are issued. Also, as a sponsor of the loyalty program, any points used at owned hotels will be accounted for as a reduction in revenue from owned hotels as opposed to expense;

  2)
  Application, initial and transfer fees charged when new franchised hotels enter our system or there is a change of ownership will be recognized over the term of the franchise contract, rather than primarily upon execution of the contract;

  3)
  Certain customer acquisition costs in the form of commission expense will be deferred and recognized as part of general and administrative expense over the period of expected benefit; and

  4)
  Certain customer acquisition costs in the form of key money incentives will continue to be recognized as a reduction in revenue. However, the term of amortization will change to the period of expected benefit.

Newly Adopted Accounting Standards

        In January 2017, the FASB issued ASU 2017-03, Accounting Changes and Error Corrections (Topic 250) and Investments—Equity Method and Joint Ventures (Topic 323): Amendments to SEC Paragraphs Pursuant to Staff Announcements. Registrants are required to disclose the effect that recently issued accounting standards will have on their financial statements when adopted in a future period. In cases where a registrant cannot reasonably estimate the impact of the adoption, then additional qualitative disclosures should be considered. We adopted this standard on January 1, 2017 and it did not have a material effect on our financial statements.

        In October 2016, the FASB issued ASU 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory. The new guidance requires that entities recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. The guidance is effective for annual reporting periods beginning after December 15, 2018, including interim reporting periods within those annual reporting periods. Early adoption is permitted but should be in the first interim period. The new guidance should also be applied on a modified retrospective basis through a cumulative-effect adjustment to retained earnings as of the beginning of the period of adoption. We early adopted this standard on January 1, 2017 and it did not have a material effect on our financial statements.

        In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments: A Consensus of the FASB Emerging Issues Task Force. The amendments provide guidance on eight specific cash flow classification issues: debt prepayment or debt extinguishment costs, settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims, proceeds from the settlement of corporate and bank-owned life insurance policies, distributions received from equity method investees, beneficial interests in securitization transactions and separately identifiable cash flows and application of the predominance principle. The amendments in this update are effective for fiscal years beginning after December 15, 2018. Early adoption is permitted. An entity that elects early adoption must adopt all of the amendments in the same period. We adopted this standard on January 1, 2017 on a retrospective basis and it did not have a material effect on our financial statements.

        In March 2016, the FASB issued ASU 2016-09, Compensation-Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting, which simplifies several aspects related to the accounting for share-based payment transactions. Per ASU 2016-09: (1) all excess tax benefits and tax deficiencies should be recognized as income tax expense or benefit in the income statement, rather than in additional paid-in capital under current guidance; (2) excess tax benefits should be classified along with other income tax cash flows as an operating activity on the statement of cash flows, rather than as a separate cash inflow from financing activities and cash outflow from operating activities under current guidance; (3) cash paid by an employer when directly withholding shares for tax-withholding purposes should be classified as a financing activity; and (4) an entity can make an entity-wide accounting policy election to either estimate the number of awards that are expected to vest, as under current guidance, or account for forfeitures when they occur. ASU 2016-09 is effective for annual periods beginning after December 15, 2017 and interim periods within fiscal years beginning after December 15, 2018. We early adopted this standard on January 1, 2017. The adoption of this standard did not have a material impact on our financial statements.

        In November 2015, the FASB issued ASU No. 2015-17, "Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes." Current GAAP requires an entity to separate deferred income tax liabilities and assets into current and noncurrent amounts in a classified statement of financial position. To simplify the presentation of deferred income taxes, this ASU requires that deferred tax liabilities and assets be classified as non-current in a classified statement of financial position. The current requirement that deferred tax liabilities and assets of a tax-paying component of an entity be offset and presented as a single amount is not affected by the amendments in this ASU. The provisions of ASU No. 2015-17 are effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within those annual periods. Earlier application is permitted for all entities as of the beginning of an interim or annual reporting period. We have elected to early adopt this update as of December 31, 2015 and it did not have a material effect on our financial statements.

        In April 2015, the FASB issued ASU No. 2015-05, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer's Accounting for Fees Paid in a Cloud Computing Arrangement. The amendments in this update provide guidance to customers about whether a cloud computing arrangement includes a software license. If a cloud computing arrangement includes a software license, the update specifies that the customer should account for the software license element of the arrangement consistent with the acquisition of other software licenses. The update further specifies that the customer should account for a cloud computing arrangement as a service contract if the arrangement does not include a software license. ASU No. 2015-05 is effective for the Company for annual periods beginning after December 15, 2015. We adopted this update as of January 1, 2016 on a retrospective basis and it did not have a material effect on our financial statements.

        In August 2014, FASB issued ASU No. 2014-15. The new guidance establishes management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern or to provide related footnote disclosures. The amendments require management to assess an entity's ability to continue as a going concern by incorporating and expanding upon certain principles in U.S. auditing standards. Specifically, ASU 2014-15 provides a definition of the term substantial doubt and requires an assessment for a period of one year after the date that the financial statements are issued or available to be issued. It also requires certain disclosures when substantial doubt is alleviated as a result of consideration of management's plans and requires an express statement and other disclosures when substantial doubt is not alleviated. The amendments in this ASU are effective for the annual period ending December 15, 2016. Early adoption is permitted. We adopted this standard on January 1, 2016. This adoption did not have a material effect on our financial statements.

        From time to time, new accounting standards are issued by FASB or other standards setting bodies, which we adopt as of the specified effective date. Unless otherwise discussed, we believe the impact of recently issued standards that are not yet effective will not have a material impact on our combined financial statements upon adoption.

NOTE 3. INTANGIBLE ASSETS

        Intangible assets consist of both finite-lived and indefinite-lived assets. The following is a summary of our intangible assets as of December 31, 2017 and December 31, 2016:

	December 31, 2017		December 31, 2016
	Weighted average remaining life	Amount	Weighted average remaining life	Amount
		(in thousands)		(in thousands)
Finite-lived assets:
Franchise agreements	3 years	17,300	4 years	17,300
Accumulated amortization		(15,756)		(15,089)

Total finite—lived assets		1,544		2,211
Indefinite-lived assets:
Trademarks—La Quinta		169,434		169,434

Total		$170,978		$171,645

	For the year ended December 31, 2017	For the year ended December 31, 2016	For the year ended December 31, 2015
	(in thousands)
Amortization expense related to intangible assets:
Amortization expense	$667	$732	$938

Total amortization expense	$667	$732	$938

        As of December 31, 2017, estimated amortization expense related to intangible assets for the period and years ending December 31 is as follows (in thousands):

2018	$555
2019	545
2020	444

$1,544

NOTE 4. PROPERTY AND EQUIPMENT

        The following is a summary of property and equipment as of December 31, 2017 and December 31, 2016:

	December 31, 2017	December 31, 2016
	(in thousands)
Furniture, fixtures, equipment and other	$113,702	$92,805
Leasehold improvements	7,514	7,489

Total property and equipment	121,216	100,294
Less accumulated depreciation	(72,619)	(65,268)

Total property and equipment, net of accumulated depreciation	$48,597	$35,026

        Depreciation and amortization expense related to property and equipment was $3.8 million, $3.8 million and $3.7 million for the years ended December 31, 2017, 2016 and 2015, respectively. The Company shares furniture, fixtures, and equipment and leasehold space with CorePoint and, as such, depreciation and amortization expense of $3.8 million, $3.8 million and $3.7 million for the years ended December 31, 2017, 2016 and 2015, respectively was allocated to CorePoint on a carve-out basis. See note 1 for additional information.

NOTE 5. ACCRUED EXPENSES AND OTHER LIABILITIES

        Accrued expenses and other liabilities include the following as of December 31, 2017 and December 31, 2016:

	December 31, 2017	December 31, 2016
	(in thousands)
Accrued automobile and general liability insurance	$14,410	$21,219
Accrued liability for guest loyalty program points	6,544	5,923
Other accrued expenses	10,918	10,668

Total accrued expenses and other liabilities	$31,872	$37,810

NOTE 6. RELATED PARTY TRANSACTIONS

        We maintain various agreements and enter into certain transactions with affiliates, including CorePoint. The following is a discussion of these arrangements and transactions:

Management Agreements

        Hotel Management Agreements—Pursuant to hotel management agreements ("Management Agreements"), New La Quinta provides management services for the CorePoint Hotels, including supervision, direction, operation, management and promotion. Under the terms of the Management Agreements, New La Quinta is entitled to a management fee of 2.5% of gross hotel operating revenue of the CorePoint Hotels, as well as reimbursement for certain costs, including payroll and related costs and certain other operating costs associated with operating these hotels.

        Fees earned by us from management of the CorePoint Hotels for the years ended December 31, 2017, 2016 and 2015 were $20.9 million, $21.8 million, and $22.6 million, respectively.

Royalty Fees

        Royalty fees—In accordance with the franchise agreements, we charged a royalty fee of 4.5% of the gross room revenues of the CorePoint Hotels. For the years ended December 31, 2017, 2016 and 2015, royalty fees charged under the agreements covering the CorePoint Hotels were approximately $37.0 million, $38.5 million, and $39.9 million, respectively. These royalty fees are reflected within franchise and other revenues in the accompanying combined statements of operations.

Brand Program Revenues

        Brand Marketing Fund ("BMF")—We maintain the BMF on behalf of our franchisees and we charge these hotels a fee of 2.5% of gross room revenue, which is then used by the BMF to fund national advertising promotions and campaigns. BMF fees collected from CorePoint Hotels, which are reflected within brand program revenues in the accompanying combined statements of operations. We recorded revenues related to BMF from the CorePoint Hotels of approximately $20.5 million, $21.4 million, and $22.3 million for the years ended December 31, 2017, 2016 and 2015, respectively.

        Customer Loyalty Program—We administer the Returns program and charge participating hotels a fee to administer the program equal to 5.0% of the Returns members' eligible room rate per night. We recorded Returns revenues related to the CorePoint Hotels of approximately $16.0 million, $16.7 million, and $18.2 million for the years ended December 31, 2017, 2016 and 2015, respectively, which are reflected within brand program revenues in the accompanying combined statements of operations. As part of the Returns program, we have reimbursed the CorePoint Hotels approximately $7.3 million, $8.3 million, and $8.1 million for the years ended December 31, 2017, 2016 and 2015, respectively, for the room nights redeemed with Return points.

        Reservation Fees—Reservation fees are recognized based on 2.0% of gross room revenues. We recorded revenues related to reservation fees from the CorePoint Hotels of approximately $16.5 million, $17.2 million, and $17.8 million for the years ended December 31, 2017, 2016 and 2015, respectively, which are reflected within brand program revenues in the accompanying combined statements of operations.

        Other Fees—Other fees include fees for information technology services and online digital marketing. We recorded revenues related to other fees from the CorePoint Hotels of approximately $10.2 million, $10.3 million, and $10.7 million for the years ended December 31, 2017, 2016 and 2015, respectively, which are reflected within brand program revenues in the accompanying combined statements of operations.

Other Arrangements

        We purchase products and services from entities affiliated with or owned by The Blackstone Group L.P., certain affiliates of which control the largest shareholder of Holdings. The fees paid for these products and services were approximately $3.3 million, $4.9 million and $2.6 million during the years ended December 31, 2017, 2016 and 2015, respectively.

        Additionally, the Company is pledged as collateral under Holdings' credit agreement.

NOTE 7. COMMITMENTS AND CONTINGENCIES

        Litigation—On March 8, 2018, a purported stockholder class action lawsuit, captioned Cunha v. La Quinta Holdings Inc. et al., was filed in the U.S. District Court for the Northern District of Texas on behalf of public shareholders related to the filing of the preliminary proxy statement (the "Proxy") with the Securities and Exchange Commission ("SEC") on February 22, 2018. The complaint names as defendants La Quinta Holdings Inc., current members of its Board of Directors, WHG BB Sub, Inc., and Wyndham Worldwide Corporation. The complaint alleges, among other things, that, in violation of the federal securities laws, the Proxy was materially incomplete and included misleading information concerning the sales process, financial projections prepared by Holdings' management, as well as the financial analyses conducted by J.P. Morgan Securities, Holdings' financial advisor. Plaintiff seeks to enjoin the defendants from distributing a final proxy agreement or closing the transaction with Wyndham, as well as unspecified compensatory damages and other relief. The Company believes that the putative class action lawsuit is without merit and intends to defend the lawsuit vigorously; however, there can be no assurance regarding the ultimate outcome of this lawsuit.

        On April 25, 2016, a purported stockholder class action lawsuit, captioned Beisel v. La Quinta Holdings Inc. et al., was filed in the U.S. District Court for the Southern District of New York. On July 21, 2016, the court appointed lead plaintiff ("plaintiff"), and, on December 30, 2016, plaintiff filed the operative complaint on behalf of purchasers of Holdings' common stock from November 19, 2014 through February 24, 2016 (the "Class Period") and on behalf of a subclass who purchased Holdings' common stock pursuant to the Company's March 24, 2015 secondary public offering (the "March Secondary Offering"). The complaint alleges, among other things, that, in violation of the federal securities laws, the registration statement and prospectus filed in connection with the March Secondary Offering contained materially false and misleading information or omissions and that Holdings as well as certain current and former officers made false and misleading statements in earnings releases and to analysts during the Class

Period. Plaintiff seeks unspecified compensatory damages and other relief. On February 10, 2017, Defendants filed a motion to dismiss the Complaint. On August 24, 2017, the motion to dismiss was granted with prejudice. Subsequently, on September 20, 2017, plaintiff filed an appeal with the U.S. Court of Appeals for the Second Circuit. On December 29, 2017, Plaintiff submitted its appellant brief. Appellate briefing is scheduled to be completed in April 2018. The Company believes that the putative class action lawsuit is without merit and intends to defend the lawsuit vigorously; however, there can be no assurance regarding the ultimate outcome of this lawsuit.

        In addition, we are a party to a number of pending claims and lawsuits arising in the normal course of business, including proceedings involving tort, workers' compensation and other employee claims and intellectual property claims. We do not consider our ultimate liability with respect to any such claims or lawsuits, or the aggregate of such claims and lawsuits, to be material in relation to our combined balance sheets, results of operations or our cash flows taken as a whole.

        We maintain general and other liability insurance; however, certain costs of defending lawsuits, such as those below the retention or insurance deductible amount, are not covered by or are only partially covered by insurance policies, and our insurance carriers could refuse to cover certain claims in whole or in part. We regularly evaluate our ultimate liability costs with respect to such claims and lawsuits. We accrue costs from litigation as they become probable and estimable.

        Tax Contingencies—We are subject to regular audits by federal and state tax authorities. These audits may result in additional tax liabilities. The Internal Revenue Service (the "IRS") is currently auditing the tax returns of La Quinta Corporation, a former REIT in one of the predecessor entities to Holdings, and BRE/LQ Operating Lessee Inc., one of the former taxable REIT subsidiaries in one of the predecessor entities to Holdings, in each case for the tax years ended December 31, 2010 and 2011. We received a draft notice of proposed adjustment from the IRS on January 9, 2014, and the notice of proposed adjustment was issued to us on June 2, 2014. We submitted a timely response to the notice of proposed adjustment and, on July 7, 2014, we received an IRS 30-Day Letter proposing to impose a 100% tax on the REIT totaling $158 million for the periods under audit in which the IRS has asserted that the rent charged for these periods under the lease of hotel properties from the REIT to the taxable REIT subsidiary exceeded an arm's length rent. In addition, the IRS proposed to eliminate $89 million of net operating loss carryforwards for the taxable REIT subsidiary for the tax years 2006 through 2009; however, in an IRS rebuttal received on September 26, 2014, the IRS conceded its proposed adjustment on this point was incorrect.

        We disagree with the IRS' position with respect to rents charged by the REIT to its taxable REIT subsidiary and have appealed the proposed tax and adjustments to the IRS Appeals Office. In determining amounts payable by the taxable REIT subsidiary under the lease, we engaged a third party to prepare a transfer pricing study contemporaneous with the lease which concluded that the lease terms were consistent with an arm's length rent as required by relevant provisions of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code") and applicable Treasury Regulations. Attorneys and others representing Holdings conducted preliminary discussions regarding the appeal with the IRS Appeals Office team on March 31, 2015 and April 1, 2015. In response to a supplemental analysis submitted by the IRS economist to IRS Appeals and provided to us on August 18, 2015, we submitted responses dated September 3, 2015 and October 1, 2015.

        Our most recent meeting with the IRS Appeals Office team occurred on January 25, 2017. In November 2017, IRS Appeals returned the matter to IRS Examination for further factual development. We believe the IRS transfer pricing methodologies applied in the audits contain flaws and that the IRS proposed tax and adjustments are inconsistent with the U.S. federal tax laws related to REITs. We have concluded that the positions reported on our tax returns under audit by the IRS are, based on their technical merits, more-likely-than-not to be sustained upon examination. Accordingly, as of December 31, 2017, we have not established any reserves related to this proposed adjustment or any other issues reflected on the returns under examination. If, however, we are unsuccessful in challenging the IRS, an excise tax would be imposed on the REIT equal to 100% of the excess rent and we could owe additional income taxes, interest and penalties, which could adversely affect our financial condition, results of operations and cash flow and the price of Holdings' common stock. Such adjustments could also give rise to additional state income taxes.

        On November 25, 2014, we were notified that the IRS intended to examine the tax returns of the same entities subject to the 2010 and 2011 audit in each case for the tax years ended December 31, 2012 and 2013. We have received several draft notices of proposed adjustment proposing a transfer-pricing related assessment of approximately $18 million for 2013 and adjustments to our net operating losses for the years 2006 through 2009. The IRS has since indicated that it will not pursue the transfer-pricing adjustment. On August 8, 2017, the IRS issued a 30-Day Letter, in which it is proposed to disallow net operating loss carryovers originating in tax years 2006-2011 or, in the alternative, tax years 2006-2009, depending upon the outcome of the 2010-2011 examination discussed above. On September 26, 2017, we furnished a timely protest to the IRS exam team. They have since indicated that they intend to furnish a rebuttal to our protest, at which time the matter will be referred to the IRS Appeals Office. Based on our analysis of the NOL notice, we believe the IRS NOL disallowances applied in the 2012-2013 audit contain the same flaws present in the 2010-2011 audit and that the IRS proposed NOL adjustments are inconsistent with the U.S. federal tax laws related to REITs. We have concluded that the positions reported on our tax returns under audit by the IRS are, based on their technical merits, more-likely-than-not to be sustained upon examination. Accordingly, as of December 31, 2017, we have not established any reserves related to this proposed adjustment or any other issues reflected on the returns under examination.

        On November 1, 2016, the IRS notified Holdings that it intends to audit the tax return of one of its subsidiaries, Lodge Holdco II L.L.C., for the short taxable year ended April 13, 2014. In January 2018, IRS Examination informed the Company's representatives that the examination would be closed on a "no change" basis.

        Purchase Commitments—As of December 31, 2017, we had approximately $6.0 million of purchase commitments primarily related to information technology enhancements.

        Franchise Commitments—Under certain franchise agreements, we are committed to provide certain incentive payments, reimbursements, rebates, and other payments to help defray certain costs. Our obligation to fund these commitments is contingent upon certain conditions set forth in the respective franchise agreement. The franchise agreements generally require that, in the event that the franchise relationship is terminated, the franchisee is required to repay any outstanding balance plus any unamortized portion of any incentive payment. As of December 31, 2017, we had $28.7 million in outstanding commitments owed to various franchisees for such financial assistance.

NOTE 8. INCOME TAXES

        The accompanying combined financial statements include both taxable entities and limited liability companies. Limited liability companies are generally not subject to federal income tax at the entity level. Historically, Holdings filed U.S. federal and certain state income tax returns, separate and apart from its wholly owned taxable subsidiaries, and included the operations of CorePoint.

        In preparing its combined financial statements, the Company has determined the income tax provision for those operations that will remain in the Holdings' tax return on a separate return basis, assuming that the Company had filed on a stand-alone basis, excluding CorePoint. As a stand-alone entity, the Company's taxes payable, deferred taxes and effective tax rate may differ significantly from those in historical periods.

        The provision for income taxes associated with the Company was comprised of the following:

	2017	2016	2015
	(in thousands)
Current provision:
Federal	$88	$(432)	$1,054
State	918	1,177	1,119
Foreign	99	88	78

Total current	1,105	833	2,251
Deferred provision:
Federal	12,711	20,894	18,844
State	1,197	1,305	1,322

Total deferred	13,908	22,199	20,166

Total income tax expense	$15,013	$23,032	$22,417

        Due to the Tax Act (which was enacted in December 2017), our U.S. deferred tax assets and liabilities as of December 31, 2017 were re-measured from 35% to 21%. The provisional effects of the Tax Act resulted in a deferred tax benefit of approximately $5.0 million. The largest impacts were to the deferred tax liability associated with our trademarks in the amount of $22.9 million, and to our net operating losses, as computed for carve-out accounting, in the amount of $13.5 million. While the re-measurement of the net operating losses was recorded in the accompanying combined statements of operations, the net deferred tax liability reflected in the accompanying combined balance sheets has been adjusted for any deferred tax assets attributable to net operating losses since all of these tax attributes were previously utilized by La Quinta Holdings Inc. in its U.S. federal and certain state income tax returns as discussed in Note 2 above.

        Deferred income tax assets or liabilities reflect temporary differences between amounts of assets and liabilities, for financial and tax reporting. A valuation allowance is established for any deferred income tax asset for which realization is uncertain.

        For the years ended December 31, 2017 and 2016, the Company reported total deferred tax assets of approximately $31.6 million and $42.9 million, respectively and total deferred tax liabilities of approximately $50.6 million and $72.1 million, respectively.

        The significant components of the deferred tax assets include alternative minimum tax ("AMT") credits, intangible assets, compensation related accruals and insurance accruals. The significant components of the deferred tax liabilities relate to the Company's trademark and depreciation expense related to fixed assets. As of December 31, 2017 and 2016, the Company had approximately $9.4 million and $9.9 million of AMT credits, respectively, which do not expire.

        The Company considers all available positive and negative evidence, including future reversals of existing temporary differences, projected future taxable income and recent financial operations, to determine whether, based on the weight of that evidence, a valuation allowance is needed for some portion or all of a net deferred income tax asset. Judgment is used in considering the relative impact of negative and positive evidence. In arriving at these judgments, the weight given to the potential effect of negative and positive evidence is commensurate with the extent to which such evidence can be objectively verified. In evaluating the objective evidence that historical results provide, the Company considered the past three years of combined operating results. Based on an assessment of the available positive and negative evidence, the Company has concluded that it is more likely than not that all deferred tax assets will be realized. As such, the Company has not provided a valuation allowance on its deferred tax assets as of December 31, 2017 and 2016.

        The Company's federal and state income tax receivable was adjusted to reflect Holdings' actual receivable balance since Holdings will continue to file a U.S. federal and certain state income tax returns and be liable for any tax obligations prior to the Spin. For the years ended December 31, 2017 and 2016 the Company reported a tax receivable in the amount of $21.9 million and $1.8 million respectively. The tax receivable is reflected within other assets on the combined balance sheets.

        For the years ended December 31, 2017, 2016 and 2015, the Company's effective tax rates were 31.3%, 36.7% and 40.4%, respectively. The effective tax rate for each period varies from the U.S. statutory rate of 35% primarily due to the impact of state taxes, net of federal benefit, nondeductible transaction costs and other nondeductible compensations costs. Moreover, the effective tax rate for December 31, 2017 is favorably impacted by the revaluation of the net deferred tax liabilities in the amount of $5.0 million. The Company will file annual income tax returns in the U.S. and various state and local and foreign jurisdictions. As of December 31, 2017 and 2016, the Company maintained no reserve related to unrecognized tax benefits and has open tax years dating back to 2010.

NOTE 9. EMPLOYEE BENEFIT PLANS

        We maintain a deferred savings plan covering substantially all of our employees that qualified under Section 401(k) of the Internal Revenue Code. Our deferred savings plan has an employer matching contribution of 100% of the first 3% and 50% of the next 2% of an employee's eligible earnings, which vests immediately. We paid employer contributions of approximately $1.1 million, $1.0 million and $1.0 million, respectively, during the years ended December 31, 2017, 2016 and 2015, respectively.

NOTE 10. EQUITY-BASED COMPENSATION

        The following per share amounts are based upon Holdings share prices and do not reflect the effect of the spinoff transaction. Expenses recorded in the combined statement of operations reflect an allocation of share based compensation from Holdings to New La Quinta.

Promote Plan

        On April 14, 2014, 3.1 million vested and unvested shares of Holdings' common stock were granted, using a grant date fair value equal to the initial public offering price of Holdings shares of $17.00 per share and issued as follows: (1) 40% of the shares received were vested shares of common stock; (2) 40% of the shares received were unvested shares of restricted stock that were vested on April 14, 2015, contingent upon continued employment through that date; and (3) 20% of the shares received were unvested shares of restricted stock that were slated to vest on the earlier of the date that Blackstone and its affiliates cease to own 50% or more of Holdings or the seventh anniversary of the IPO Effective Date, contingent upon continued employment at that date. Blackstone and its affiliates ceased to own 50% of Holdings, effective November 25, 2014. The Promote Plan became fully vested on April 14, 2015.

        Total compensation expense under the Promote Plan was $4.2 million for the year ended December 31, 2015. A total of 9,658 shares were forfeited from the Promote Plan.

2014 Omnibus Incentive Plan

        In connection with, and prior to completion of, the IPO of Holdings on April 14, 2014, Holdings' board of directors adopted, and its stockholders approved, the La Quinta Holdings Inc. 2014 Omnibus Incentive Plan which was amended and restated effective as of May 18, 2016 (the "A&R 2014 Omnibus Incentive Plan"). The A&R 2014 Omnibus Incentive Plan provides for the granting of stock options, restricted stock and other equity-based or performance-based awards denominated in cash or in stock to directors, officers, employees, consultants and advisors of Holdings and its affiliates.

        2014 Grant I—Effective on the IPO Effective Date, Holdings issued 0.35 million shares of Holdings common stock under its 2014 A&R 2014 Omnibus Incentive Plan with a grant date fair value of $16.65 per share to certain of its employees as follows: (1) 50% of the shares granted were vested shares of common stock; (2) 40% of the shares granted were unvested shares of restricted stock that were vested on April 14, 2015, contingent upon continued employment through that date; and (3) 10% of the shares granted were unvested shares of restricted stock that were slated to vest on the earlier of the date that Blackstone and its affiliates cease to own 50% or more of Holdings or the seventh anniversary of the IPO Effective Date, contingent upon continued employment through that date. Blackstone and its affiliates ceased to own 50% of Holdings, effective November 25, 2014. The 2014 Grant I became fully vested on April 14, 2015.

        2014 Grant II—On June 11, 2014, Holdings issued 1.01 million shares of its common stock under its A&R 2014 Omnibus Incentive Plan with a grant date fair value of $18.70 per share to certain of its employees. Grant II is a time-based vesting award with multiple tranches that vest on various dates. The fair value of Grant II was recognized on a straight-line basis over the requisite service period of each tranche included in the award. Grant II was fully vested as of December 31, 2017.

        2014 Performance Unit Grant—On June 11, 2014, Holdings issued 109 performance-based RSUs (the "PSUs"), which represent 0.5 million shares at target value of common stock to certain of its employees. The performance period for the 2014 Performance Unit Grant ended on December 31, 2016. The calculation of the value of the units granted under the 2014 Performance Unit Grant is weighted as follows: 70% based on its total shareholder return ("TSR") relative to the total shareholder returns of a defined set of peer companies ("Relative Shareholder Return"); and 30% based on its absolute TSR compound annual growth rate ("TSR CAGR"). The number of shares of common stock issued in exchange for each PSU at the end of the performance period is determined based on a calculated multiple of defined target amounts for TSR CAGR and Relative Shareholder Return. Possible payout multiples range from 33% of target, which represents the threshold and below which no payout is given, and 167% of target, which represents the maximum payout. At the end of the performance period the TSR CAGR and Relative Shareholder Return were below the threshold.

        The grant date fair value of the 2014 Performance Unit Grant was $19.80 per share, which was determined using a Monte Carlo simulation valuation model with the following assumptions:

Expected volatility (1)	24.05%
Dividend yield (2)	—%
Risk-free rate (3)	0.70%
Expected term (in years) (4)	2.60

(1)
Due to limited trading history for its common stock, Holdings did not have sufficient information available on which to base a reasonable and supportable estimate of the expected volatility of its share price. As a result, Holdings used an average historical volatility of its peer group over a time period consistent with its expected term assumption. Holdings peer group was determined based upon companies in its industry with similar business models and is included with those used to benchmark its executive compensation.

(2)
At the time of the 2014 Performance Unit Grant, Holdings had no plans to pay dividends during the expected term of these performance shares.

(3)
Based on the yields of U.S. Department of Treasury instruments with similar expected lives.

(4)
Midpoint of the 30-calendar day period preceding the end of the performance period.

        Director Unit Grants—In 2015, 2016 and 2017, Holdings granted a total of 132,866 restricted stock units ("RSUs") to its independent directors under its A&R 2014 Omnibus Incentive Plan, as part of its regular annual compensation of its independent directors. The Director Unit Grants vests in three equal installments on the first, second and third anniversaries of the grant dates with a remaining weighted average life of 1.2 years as of December 31, 2017. The grant date weighted average price is $14.95 per share. The fair value of the RSUs will be recognized on a straight-line basis over the requisite service period for the entire award. Vested RSUs will be settled with shares of Holdings' common stock.

        2015 Grant I—In 2015, Holdings issued a total of 0.2 million shares of its common stock under its A&R 2014 Omnibus Incentive Plan with a grant date weighted average price of $21.81 per share to certain of its employees. 2015 Grant I is a time-based vesting award with multiple tranches that vest on various dates with a remaining weighted average life of 0.2 years as of December 31, 2017. The fair value of 2015 Grant I will be recognized on a straight-line basis over the requisite service period of each tranche included in the award.

        2015 Performance Unit Grant—On February 19, 2015, Holdings issued PSUs, which represents 0.3 million shares of common stock at target value to certain of its employees. The performance period for the 2015 Performance Unit Grant ends December 31, 2017, with a remaining life of 1.0 years as of December 31, 2016. The calculation of the value of the units granted under the 2015 Performance Unit Grant is based solely on Holdings' TSR relative to the Relative Shareholder Return. The number of shares of common stock issued in exchange for each PSU at the end of the performance period is determined based on defined target amounts for Relative Shareholder Return. Possible payout multiples range from 33% of target, which represents the threshold and below which no payout is given, and 200% of target, which represents the maximum payout. At the end of the performance period, the TSR relative to the Relative Shareholder Return was below the threshold.

        The grant date fair value of the 2015 Performance Unit Grant was $25.35 per share, which was determined using a Monte Carlo simulation valuation model with the following assumptions:

Expected volatility (1)	31.66%
Dividend yield (2)	—%
Risk-free rate (3)	1.00%
Expected term (in years) (4)	2.87

(1)
Expected volatility is calculated as the average of the long-term historical volatility based on the peer companies and Holdings' implied volatility.

(2)
At the time of the 2015 Performance Unit Grant, Holdings had no foreseeable plans to pay dividends during the expected term of these performance shares.

(3)
Based on the yields of U.S. Department of Treasury instruments with similar expected lives.

(4)
As of the grant date.

        During September 2015, pursuant to a Separation and Release Agreement (the "Separation and Release Agreement"), dated effective as of September 15, 2015, that Holdings entered into with the former President and Chief Executive Officer of Holdings in connection with his departure, Holdings vested 0.3 million shares to him in accordance with the terms of the respective grants under the 2014 Omnibus Incentive Plan, and recognized an associated non-cash severance charge of $1.5 million. In addition, pursuant to the benefits to which the former President and Chief Executive Officer of Holdings was entitled under the Separation and Release Agreement, Holdings made a cash severance payment of $4.0 million.

        2016 Grant I—In 2016, Holdings issued a total of 0.4 million shares of common stock under its A&R 2014 Omnibus Incentive Plan with a grant date weighted average price of $11.87 per share to certain of its employees. 2016 Grant I is a time-based vesting award with multiple tranches that vest on various dates with a weighted average life of 1.0 years as of December 31, 2017. The fair value of 2016 Grant I will be recognized on a straight-line basis over the requisite service period of the award.

        2016 Grant II—In 2016, Holdings issued a total of 0.3 million shares of common stock under its A&R 2014 Omnibus Incentive Plan with a grant date weighted average price of $11.35 per share to certain of its employees. 2016 Grant II is a time-based vesting award with single tranches that vest at the end of a three year performance period. The remaining weighted average life is 1.3 years as of December 31, 2017. The fair value of 2016 Grant II will be recognized on a straight-line basis over the requisite service period of the award.

        2016 Performance Unit Grant—During the year ended December 31, 2016, Holdings issued PSUs that would result in 0.4 million shares being issued at target value to certain of its employees. The performance period for PSUs is generally three years. The calculation of the value of the units granted during the year ended December 31, 2016 is based solely on its total shareholder return ("TSR") relative to the Relative Shareholder Return. The number of shares of common stock issued in exchange for each PSU at the end of the performance period is determined based on defined target amounts for Relative Shareholder Return. Possible payout multiples range from 33% of target, which represents the threshold and below which no payout is given, and 200% of target, which represents the maximum payout. Vested PSUs are settled with shares of Holdings' common stock.

        The weighted average grant date fair value of the PSUs granted during the year ended December 31, 2016 was $12.18 per unit, which was determined using a Monte Carlo simulation valuation model with the following assumptions:

Expected volatility (1)	29.03%
Dividend yield (2)	—%
Risk-free rate (3)	0.99%
Expected term (in years) (4)	2.62

(1)
Expected volatility is calculated as the average of the long-term historical volatility based on the peer companies and Holdings' implied volatility.

(2)
At the time of the PSU grant, Holdings had no foreseeable plans to pay dividends during the expected term of these performance shares.

(3)
Based on the yields of U.S. Department of Treasury instruments with similar expected lives.

(4)
As of the grant date.

        2017 Grant I—In 2017, Holdings issued a total of 0.2 million shares of common stock under its A&R 2014 Omnibus Incentive Plan with a grant date weighted average price of $13.98 per share to certain of its employees. 2017 Grant I is a time-based vesting award with multiple tranches that vest on various dates with a weighted average life of 0.3 years as of December 31, 2017. The fair value of 2017 Grant I will be recognized on a straight-line basis over the requisite service period of the award.

        2017 Grant II—In 2017, Holdings issued a total of 0.5 million shares of common stock under its A&R 2014 Omnibus Incentive Plan with a grant date weighted average price of $13.61 per share to certain of its employees. 2017 Grant II is a time-based vesting award with single tranches that vest at the end of a three year performance period. The remaining weighted average life is 1.5 years as of December 31, 2017. The fair value of 2017 Grant II will be recognized on a straight-line basis over the requisite service period of the award.

        2017 Performance Unit Grant—During the period ended December 31, 2017, Holdings issued PSUs that would result in 0.4 million shares being issued at target value to certain of its employees. The performance period for PSUs is generally three years. The calculation of the value of the units granted during the year ended December 31, 2017 is based solely on its total shareholder return ("TSR") relative to the Relative Shareholder Return. The number of shares of common stock issued in exchange for each PSU at the end of the performance period is determined based on defined target amounts for Relative Shareholder Return. Possible payout multiples range from 33% of target, which represents the threshold and below which no payout is given, and 200% of target, which represents the maximum payout. Vested PSUs are settled with shares of Holdings' common stock.

        The weighted average grant date fair value of the PSUs granted during the year ended December 31, 2017 was $15.79 per unit, which was determined using a Monte Carlo simulation valuation model with the following assumptions:

Expected volatility (1)	27.96%
Dividend yield (2)	—%
Risk-free rate (3)	1.54%
Expected term (in years) (4)	2.82

(1)
Expected volatility is calculated as the average of the long-term historical volatility based on the peer companies and La Quinta's implied volatility.

(2)
At the time of the PSU grant, Holdings had no foreseeable plans to pay dividends during the expected term of these performance shares.

(3)
Based on the yields of U.S. Department of Treasury instruments with similar expected lives.

(4)
As of the grant date.

        For the years ended December 31, 2017, 2016 and 2015, New La Quinta's compensation expense for awards under the A&R 2014 Omnibus Incentive Plan was $11.9 million, $10.5 million and $12.1 million, respectively, excluding related taxes. As of December 31, 2017 unrecognized compensation expense was $15.6 million for Holdings, which is expected to be recognized over a weighted-average period of 1.3 years. As of December 31, 2016, Holdings had 1.0 million shares unvested under the A&R 2014 Omnibus Incentive Plan, excluding the PSUs. In 2017, Holdings granted 0.8 million shares, and had 0.5 million shares vest, and an immaterial amount of forfeitures, for a total unvested shares of 1.2 million shares as of December 31, 2017, excluding PSUs.

        As of December 31, 2017, there were 10.7 million shares of common stock available for future issuance under the A&R 2014 Omnibus Incentive Plan.